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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on November 27, 2019. This draft registration statement has not been publicly filed with the Securities Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Submission No. 4 on
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUNSHINE SILVER MINING & REFINING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	27-2654848 (I.R.S. Employer Identification Number)

1660 Lincoln Street
Suite 2750
Denver, CO 80264
(303) 784-5350
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Stephen Orr
Executive Chairman and Chief Executive Officer
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street, Suite 2750
Denver, CO 80264
(303) 784-5350
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Richard D. Truesdell, Jr. Derek Dostal Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Ryan J. Dzierniejko Michael J. Zeidel Riccardo Leofanti Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$	$

(1)
Includes offering price of shares of common stock which the underwriters have the right to purchase pursuant to their over-allotment option.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 27, 2019

PRELIMINARY PROSPECTUS

            SHARES

SUNSHINE SILVER MINING & REFINING CORPORATION

COMMON STOCK

        We are selling                shares of common stock to the underwriters in a firm commitment offering.

        Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $            and $            per share. We intend to apply to list our common stock on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX") under the symbol "SVER."

        The underwriters have an option to purchase a maximum of                additional shares of common stock from us to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will therefore be subject to reduced reporting requirements.

        Investing in our common stock involves risks.
See "Risk Factors" beginning on page 35 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to Sunshine Silver Mining & Refining Corporation	$	$

(1)
See "Underwriting and Plan of Distribution" for a description of compensation to be paid to the underwriters.

        Delivery of the shares of common stock will be made on or about                    , 2020 through the book-entry facilities of The Depositary Trust Company.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BMO Capital Markets	Goldman Sachs & Co. LLC	RBC Capital Markets

The date of this prospectus is                    , 2020.

SUNSHINE SILVER MINING & REFINING CORPORATION PRINCIPAL PROJECTS

Los Gatos District and
Cerro Los Gatos Mine
Chihuahua, Mexico

Sunshine Complex
Silver Valley
Idaho, United States

        In this prospectus, "SSMRC," the "Company," "we," "us" and "our" refer to Sunshine Silver Mining & Refining Corporation and its consolidated subsidiaries, and, unless the context otherwise requires, to our affiliate entities, Minera Plata Real S. de R.L. de C.V. (``MPR"), Operaciones San Jose de Plata S. de R.L. de C.V. and Servicios San Jose de Plata S. de R.L. de C.V. We also refer to these entities collectively as the "Los Gatos Joint Venture" or "LGJV" where applicable. SSMRC owns approximately 51.5% of the Los Gatos Joint Venture. However, due to the structure of the joint venture agreement (as described below), SSMRC does not exercise control over the Los Gatos Joint Venture. We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance and make no representation as to the reliability of, any other information that others may give you. We are offering to sell and are seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

 MARKET AND INDUSTRY DATA AND FORECASTS

        This prospectus includes market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management's understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.

NOTICE REGARDING MINERAL DISCLOSURE

        In October 2018, the Securities and Exchange Commission (the "SEC") adopted amendments to its current disclosure rules to modernize the mineral property disclosure requirements for mining registrants. The amendments include the adoption of a new subpart 1300 of Regulation S-K, which will govern disclosure for mining registrants (the "SEC Mining Modernization Rules"). The SEC Mining Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in the SEC's Industry Guide 7 and better align disclosure with international industry and regulatory practices, including the Canadian National Instrument—43-101—Standards of Disclosure for Mineral Projects ("NI 43-101"). Although compliance with the SEC Mining Modernization Rules is not required until January 1, 2021, we have chosen to voluntarily comply with the SEC Mining Modernization Rules in this prospectus.

        The technical report summaries for our material properties, the Los Gatos District and the Cerro Los Gatos Mine and the Sunshine Mine, have been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101 and are included as Exhibits 96.1 and 96.2 to the registration statement of which this prospectus forms a part.

        "Inferred mineral resources" are subject to uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because we have elected to voluntarily comply with the SEC Mining Modernization Rules, the mineral property disclosure included in this prospectus may not be comparable to similar information provided by other issuers that have not elected to early adopt such rules. For the meanings of certain technical terms used in this prospectus, see "Glossary of Technical Terms."

PROSPECTUS SUMMARY

        This summary highlights the more detailed information and financial data and statements contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section and our consolidated financial statements and related notes included elsewhere in this prospectus.

        As used herein, references to the "Los Gatos Technical Report" are to the "NI 43-101 Technical Report: Resource Update for the Los Gatos Project, Chihuahua, Mexico," prepared by Tetra Tech Inc. ("Tetra Tech"), dated November 27, 2019, which was prepared in accordance with the requirements of the SEC Mining Modernization Rules and NI 43-101. The Los Gatos Technical Report is filed as Exhibit 96.1 hereto.

        References to the "Sunshine Mine Technical Report" are to the "Initial Assessment (Preliminary Economic Assessment NI 43-101) Technical Report on the Sunshine Silver Mine Project," prepared by Tetra Tech, dated November 21, 2019, which was prepared in accordance with the requirements of the SEC Mining Modernization Rules and NI 43-101. The Sunshine Mine Technical Report is filed as Exhibit 96.2 hereto.

        As used herein, references to "$" or "dollars" are to United States dollars.

        All mineral resources contained herein for the Sunshine Mine are presented on a 100% basis. All mineral reserves and mineral resources contained herein for the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit are presented on both a 100% basis as well as a 51.5% basis, which reflects our current ownership interest in the LGJV.

SUNSHINE SILVER MINING & REFINING CORPORATION

The Company

        SSMRC is a U.S.-based precious metals production, development and exploration company with the objective of becoming a premier silver producer. The Company is currently focused on the production and continued development of the Cerro Los Gatos Mine, further exploration and development of the Los Gatos District and the advancement of our Sunshine Complex:

  •
  The Cerro Los Gatos Mine, located within the Los Gatos District, Chihuahua, Mexico, consists of a 2,500 tpd polymetallic mine and processing facility that commenced production in August 2019. The Los Gatos Technical Report, which has an effective date of November 2019, estimates that the deposit contains 9.808 million diluted tonnes of proven and probable mineral reserves (or 5.051 million diluted tonnes of proven and probable mineral reserves on a 51.5% basis), with 3.171 million diluted tonnes of proven mineral reserves (or 1.633 million diluted tonnes of proven mineral reserves on a 51.5% basis) and 6.637 million diluted tonnes of probable mineral reserves (or 3.418 million diluted tonnes of probable mineral reserves on a 51.5% basis) at average grades of 247.39 g/t silver, 0.30 g/t gold, 0.10% copper, 2.28% lead and 4.75% zinc.

  •
  The Los Gatos District, located in Chihuahua, Mexico, is comprised of a 103,087-hectare land position, constituting a new mining district. The Los Gatos District consists of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—as well as 11 additional high-priority targets defined by high-grade drill intersections and over 150 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc epithermal mineralization. In August 2019, the LGJV commenced production at the Cerro Los Gatos Mine. A core component of the LGJV's business plan is to explore the highly prospective, underexplored Los Gatos District with the objective of identifying additional mineral deposits that can be mined and processed, possibly utilizing the Cerro Los Gatos Mine plant infrastructure.

  •
  The Sunshine Complex, located in the Coeur d'Alene Mining District in northeastern Idaho, United States, hosts one of the highest-grade known primary-silver deposits worldwide, with an estimated 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t. The Sunshine Complex is the only complete vertically integrated silver complex in North America. The Sunshine Mine Technical Report includes the results of an independent Initial Assessment (Preliminary Economic Assessment NI 43-101) on the Sunshine Mine, which indicates an economically robust silver project.

Principal Projects

Cerro Los Gatos Mine & Los Gatos District

        The Los Gatos District is located approximately 120 kilometers south of the state capital, Chihuahua City, in northern Mexico and, to date, consists of a total of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—and 11 other mineralized zones with over 150 kilometers of outcropping quartz and calcite veins.

        Prior to SSMRC's initial acquisition of exploration concession rights in April 2006, very limited historical prospecting and exploration activities had been conducted in the Los Gatos District. The Company was able to acquire concessions covering approximately 103,087 hectares and, through its exploration, discovered a virgin silver region containing high-grade epithermal vein-style mineralization throughout the Los Gatos District concession package.

        In 2008, the Company negotiated surface access rights with local ranch owners and obtained the necessary environmental permits for drilling and road construction. Through 2015, the Company purchased all the surface lands required for the Cerro Los Gatos Mine development. Environmental baseline data collection began in May 2010 and was completed in 2016 and approved in 2017 to prepare for the development of future environmental studies required for the Cerro Los Gatos Mine. In 2014, the Company partnered with Dowa Metals and Mining Co., Ltd., which manufactures and distributes metals products and owns Japan's largest zinc refinery ("Dowa"), to finance and develop the Cerro Los Gatos Mine and pursue exploration in the Los Gatos District. SSMRC and Dowa formed a Mexico-incorporated co-owned operating company, MPR, which owns certain surface and mineral rights associated with the Los Gatos District. In connection with the formation of the LGJV, we entered into the Unanimous Omnibus Partner Agreement with Dowa, MPR, Operaciones San Jose de Plata S. de R.L. de C.V., Servicios San Jose de Plata S. de R.L. de C.V. and Los Gatos Luxembourg S.a.r.l. on January 1, 2015 (the "Unanimous Omnibus Partner Agreement" or the "joint venture agreement"), which governs our and Dowa's respective rights over the LGJV. SSMRC owns approximately 51.5% of the LGJV, with Dowa owning the remainder. Due to certain provisions contained in the joint venture agreement that currently require unanimous partner approval of all major operating decisions, SSMRC does not exercise control over the LGJV despite owning the majority interest of the LGJV.

        As part of its business strategy, SSMRC intends to exercise its right to repurchase an approximate 18.5% interest in the LGJV from Dowa (which right expires on June 30, 2021), increasing SSMRC's ownership to 70.0%. SSMRC has until June 30, 2021 to repurchase the additional 18.5% interest in the LGJV from Dowa. See "The Offering," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business—Business Strategy" for more information.

        The Company believes that it has strong support from the local community, with over 130 employees from the local community working across multiple areas involving the continued underground development, construction of the surface facilities and operation of the Cerro Los Gatos Mine. Over 99% of the approximately 450 employees at the Cerro Los Gatos Mine hail from Mexico, highlighting the Company's commitment to the local workforce.

        SSMRC's primary areas of focus have been constructing and commissioning the Cerro Los Gatos Mine and defining and expanding the mineral resources associated with the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit. As of September 30, 2019, 739 drill holes have been completed in the Los Gatos District, totaling 267,060 meters. The Los Gatos Technical Report estimates that the Cerro Los Gatos deposit contains 10.4 million tonnes of measured and indicated resources (or 5.4 million tonnes of measured and indicated resources on a 51.5% basis), at average grades of 269 g/t silver, 2.7% lead, 5.5% zinc, 0.34 g/t gold and 0.11% copper, and 3.7 million tonnes of inferred resources (or 1.9 million tonnes of inferred resources on a 51.5% basis), at average grades of 107 g/t silver, 2.8% lead, 4.0% zinc, 0.28 g/t gold and 0.14% copper.

        The Esther and Amapola Initial Assessment estimates that the Esther deposit contains 0.46 million tonnes of indicated resources (or 0.24 million tonnes of indicated resources on a 51.5% basis) at average grades of 133 g/t silver, 0.04 g/t gold, 0.02% copper, 0.7% lead and 2.1% zinc, and 2.29 million tonnes of inferred resources (or 1.18 million tonnes of inferred resources on a 51.5% basis) at average grades of 98 g/t silver, 0.12 g/t gold, 0.05% copper, 1.6% lead and 3% zinc; and the Amapola deposit contains 0.25 million tonnes of indicated resources (or 0.13 million tonnes of indicated resources on a 51.5% basis) at average grades of 135 g/t silver, 0.1 g/t gold, 0.02% copper, 0.1% lead and 0.3% zinc, and 3.44 million tonnes of inferred resources (or 1.77 million tonnes of inferred resources on a 51.5% basis) at average grades of 140 g/t silver, 0.1 g/t gold, 0.03% copper, 0.2% lead and 0.3% zinc. Mineral resource estimates for the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit are presented on an undiluted in-situ basis.

        The Los Gatos Technical Report, which includes the results of the Los Gatos Feasibility Study and the Esther and Amapola Initial Assessment, has been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, with an effective date of November 2019.

        Since the acquisition of the Los Gatos District concession package, SSMRC, Dowa and the LGJV have invested $397 million in the development of the Cerro Los Gatos Mine. The Cerro Los Gatos Mine is currently ramping up production to the designed 2,500 tpd rate. The first lead concentrate was shipped on September 3, 2019, and the first zinc concentrate was shipped on September 4, 2019. We anticipate achieving the designed 2,500 tpd ore processing rate during the first quarter of 2020.

        As the Cerro Los Gatos Mine begins production, the Company intends to:

  •
  optimize the recently commissioned plant facilities at its designed 2,500 tpd rate;

  •
  produce and sell concentrate material containing zinc, lead, silver and gold metals to smelting facilities in Japan, Mexico and other locations;

  •
  initiate a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, on expanding the production rate from 2,500 to 3,000 tpd; and

  •
  perform additional in-fill and step-out drilling to further define mineral resources at the Cerro Los Gatos Mine.

        The Company's objectives at the Los Gatos District are to:

  •
  perform additional in-fill and expansion drilling to further define and expand mineralization at the Esther and Amapola deposits;

  •
  conduct social, environmental and technical work on the property with the objective of completing a scoping study on the Esther and Amapola deposits;

  •
  expand the exploration drilling program on the 14 mineralized zones within the Los Gatos District; and

  •
  continue to expand its interest in prospective mineral and surface rights.

        See "Business—Principal Projects—Cerro Los Gatos Mine & Los Gatos District."

100% Owned Sunshine Complex

        The Sunshine Mine, acquired by the Company in the first half of 2010, is located within the mining-friendly Coeur d'Alene Mining District in Idaho. As a past-producing mine that is currently an exploration-stage property, the Sunshine Mine is estimated to have produced over 365 million ounces of silver from 1884 to 2008. In 1990, the last year that the Sunshine Mine operated at full capacity, the mine produced approximately 5.4 million ounces of silver.

        The Sunshine Refinery last operated in October 2013 and has significant on-site infrastructure, including an operational electrowinning copper recovery system and a silver recovery system designed specifically for Sunshine Complex Cu-Ag concentrates, capable of producing 99.99% silver bullion, acceptable as good delivery on the Commodity Exchange Inc. ("COMEX"), the primary futures and options market for trading metals. The Company plans to reinstate equipment to recover antimony.

        The Sunshine Mine and the Sunshine Refinery (together, the "Sunshine Complex"), which are 100% owned by the Company, have significant existing on-site infrastructure, including a COMEX-certified refinery, the operational primary Jewell shaft, which is being modernized and upgraded, and a secondary shaft, which is being refurbished, making the Sunshine Complex the only complete vertically integrated silver complex in North America. The Company's consolidated land position at the Sunshine Complex currently consists of approximately 4,113 hectares at the Sunshine Mine core property. The property has an abundant water supply, is connected to the electricity grid and is accessible by paved roads. The Company has all environmental permits in place to begin surface and sub-surface operations on the property with the exception of construction permits, which will be applied for as needed as the Company begins construction activities.

        The underground workings at the Sunshine Complex consist of multiple levels of developed access from the primary Jewell shaft, extending from the surface to a depth of over 1,825 meters.

        Though a significant past-producing mine, the Company believes that the Sunshine Complex remains highly prospective. As a result, the Company has undertaken significant exploration of the property. Based on exploration activities conducted between 2011 and 2014, the Company discovered the new 10 vein, the West Chance Link vein and the South Yankee Boy Split vein, as well as the vertical extension of the Sunshine vein.

        The Sunshine Mine Technical Report is an Initial Assessment (Preliminary Economic Assessment NI 43-101) and has been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, with an effective date of November 2019. The Sunshine Mine Technical Report estimates that the Sunshine Complex has 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t.

Sunshine Mine and Surrounding Properties

        Using the proceeds from this offering, the Company's initial objectives at the Sunshine Complex are to complete definitional drilling and a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101.

        Since the acquisition, SSMRC has invested $139 million in the Sunshine Complex, with a focus on identifying additional resources, maintaining permits, acquiring the Sunshine Refinery and other material concessions and dewatering the mine to expected ore production levels. The Sunshine Complex properties will require significant time and capital investment before they return to production. The Company anticipates that it will continue to incur costs without realizing any revenues at the Sunshine Complex until at least late 2024. See "Business—The Sunshine Complex."

Silver Industry Overview

Overview

        Silver deposits occur naturally in their solid metallic state and are commonly associated with deposits of gold, copper, lead and zinc as a secondary metal. Silver is a precious metal and is widely used in the manufacturing of jewelry and silverware and as an investment. Silver is distinct from other precious metals in that it is both used in industrial applications and as an investment asset.

        Silver has a number of properties that make it an essential component in numerous industrial applications, including its strength, malleability, conductivity and ductility, its sensitivity to and high reflectance of light and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications. Silver is one of the world's best conductors of electricity and is used in electronic components of common items such as solar panel photovoltaic cells, computers, televisions and cell phones.

        Silver has also been used as a medium of exchange since earliest recorded history. While it is no longer widely used as circulating currency, silver is still widely sought by investors for its store-of-value attributes. In particular, silver is viewed as an attractive hedge against a decrease in the value of currency and against inflation during times of economic uncertainty.

Demand

        The three principal drivers of silver demand are industrial applications, consumer use and investment. According to The Silver Institute's World Silver Survey 2019, demand for industrial applications is mainly driven by electrical and electronics uses, which accounted for 43% of industrial demand and 24% of total physical demand in 2018. Jewelry and silverware accounted for 27% of total physical demand, and coins and bars represented 18% of total physical demand.

        Silver demand grew 4% in 2018 to a three-year high of 1,033.5 million ounces, from 998 million ounces the previous year, driven by a 20% surge in demand for coins and bars. Silver remains difficult to substitute in many areas, and outside of a dip in 2009, demand for industrial applications has remained broadly flat since 2007. Physical bar investment in India rose 160% year-over-year in 2018, with investors amassing significant silver holdings as prices dropped in the second half of the year. Jewelry demand increased by a modest 4% in 2018, primarily due to strength in India and North America.

World Physical Silver Demand in 2018 (%)

Source: The Silver Institute, World Silver Survey 2019

Supply

        Silver supply is primarily driven by mined silver production, which, according to The Silver Institute, accounted for 85% of supply in 2018. Scrap largely accounted for the remainder of silver supply. Global silver supply declined 3% year-over-year in 2018 to 1,004 million ounces.

        Mine silver output in 2018 declined for the third consecutive year, falling 2% to 856 million ounces from 877 million ounces in 2017. These recent production declines follow 13 consecutive years of growth. The decrease in silver supply was largely driven by lower production from primary silver mines. There were a number of supply disruptions in the Americas, with the largest production decline from the Escobal mine in Guatemala, where production remained suspended following the revocation of its mining license in 2017. In the U.S., Fire Creek and Lucky Friday mines had year-over-year production declines due to lower grades and continued work stoppages, respectively. In Canada, production decreased 32% following a fire in the Trail smelting facilities. Scrap output declined as well, driven by a slowdown in recycling from low silver prices.

Pricing and Outlook

        A combination of growing demand and reduced supply in 2018 resulted in a deficit of 29 million ounces, or approximately 3% of demand, in the physical silver market, according to The Silver Institute. A 38% year-over-year increase in exchange inventory build in 2018 helped to propel the net silver balance to an 80 million ounce deficit, or approximately 8% of demand.

        Despite the modest deficit in 2018, the average London Bullion Market Association ("LBMA") silver price decreased 7.8% year-over-year to $15.71/oz. In 2018, the silver price reached a high of $17.52/oz, a low of $13.97/oz and ended the year at $15.71/oz. The largest contributor to silver price movements is believed to be the, still ongoing, trade dispute between the U.S. and China, which had the impact of strengthening the U.S. dollar and weighing on the price of silver and other precious metals. The U.S. Federal Reserve took a largely hawkish stance through 2018, raising the federal funds rate four times. Investors generally perceived the U.S. dollar as the premier safe haven asset while silver and gold prices softened.

        The price of silver has rallied strongly in 2019 to date. As of September 30, 2019, the average LBMA silver price has increased 12% year-to-date and 19% since June 1, 2019. The recent silver price appreciation is believed to have been driven by the recent lowering of the federal funds rate to a range of 1.75% to 2.00%, the expectation of continued dovish monetary policy by the U.S. Federal Reserve, downside risks to economic outlooks from a prolonged U.S.-China trade dispute, a lack of clarity around Brexit and political and economic upheaval in countries like Venezuela, Italy and Argentina. These factors have enhanced silver's appeal to investors seeking a hedge against inflation, a decrease in the value of the U.S. dollar and general economic and geopolitical uncertainty. Trading volumes at futures and options exchanges have increased significantly, and exchange traded products ("ETPs") inflows have been strong. The Chicago Mercantile Exchange reported a record average daily volume in silver options in August 2019. August trading activity in silver options increased by 82% year-over-year and trading activity in silver futures and options rose 39% year-over-year. Total known holdings in silver ETFs reached an all-time high of 632 million ounces in September 2019, according to figures compiled by Bloomberg. As of September 30, 2019, silver has a long-term research analyst median consensus price outlook of $17.75/oz.

        See "Silver Industry Overview."

Key Investment Highlights

High Quality and Long Life Assets

        Once fully operational, both the Cerro Los Gatos Mine and the Sunshine Complex are expected to generate unlevered free cash flow, with the Cerro Los Gatos Mine generating average life-of-mine ("LOM") unlevered free cash flow of approximately $65 million per year on a 100% basis (or approximately $33 million per year on a 51.5% basis) once run-rate is achieved, and the Sunshine Complex generating average LOM unlevered free cash flows of approximately $75 million per year once run-rate is achieved in years two to 24. Projected attributable gross income from mining and free cash flow, as set forth in the Los Gatos Technical Report and the Sunshine Mine Technical Report, are presented below:

Projected Net Revenue (in millions)

Projected Free Cash Flow (in millions)

Net revenue is defined as net smelter return (revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined), less royalties. Free cash flow is defined as operating cash flow less capital expenditures. See also Section 22 in each of the Los Gatos Technical Report and the Sunshine Mine Technical Report. This information does not constitute guidance and you should not rely on it as an estimate or forecast of future performance. The Cerro Los Gatos net revenue and free cash flow are shown on a 51.5% ownership basis. These projected results include inferred mineral resources. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Inferred mineral resources are subject to uncertainty as to their existence and as to their economic legal feasibility.

  Cerro Los Gatos Mine Successfully Commissioned with Significant Near-Term Production Growth

        The Cerro Los Gatos Mine is currently in full commissioning phase, with final construction completed in the second quarter of 2019. Commissioning is currently ahead of schedule, having achieved a number of key milestones, including:

  •
  fully commissioned the run-of-mine stockpile;

  •
  fully commissioned the ore conveyance system, which is operating at 100% of design capacity;

  •
  reached 80% of design capacity at the grinding circuit and flotation circuit;

  •
  reached 80% of design capacity at the concentrate and tailings thickeners;

  •
  completed the storage and concentrate loadout area;

  •
  fully commissioned the tailings storage facility;

  •
  transitioned to the Mexican national power grid;

  •
  shipped the first lead and zinc concentrates; and

  •
  nationally recognized as a socially responsible company in Mexico.

Aerial View of the Cerro Los Gatos Mine

        With commissioning progressing ahead of schedule and construction completed on time and under budget, the Cerro Los Gatos Mine is on track to achieve full production over the coming months. Concentrate production is currently achieving quality specifications and exceeding expected grades. The Cerro Los Gatos Mine is expected to produce, on average, 9.2 million payable silver equivalent ounces annually through the existing mine life, with an industry leading all-in sustaining cost ("AISC") profile. In addition to the goal of achieving the plant's 2,500 tpd design capacity, we intend to use a portion of the proceeds from this offering to complete a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to expand the Cerro Los Gatos Mine production rate to 3,000 tpd. If feasible, we expect the LGJV to complete the expansion within the next three to four years.

        The below graphs show our estimated payable silver equivalent production levels at the Cerro Los Gatos Mine in the coming years:

2019—2030 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 100% Basis

2019—2030 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 51.5% Basis

Payable silver equivalent calculated using feasibility study LOM average prices of $20.16/toz silver, $1,318/toz gold, $0.92/lb lead, and $1.01/lb zinc. AISC calculated as sum of total operating and capital costs for each year. See Section 22.16 of the Los Gatos Technical Report.

        Estimated mineral reserves at the Cerro Los Gatos Mine are summarized below:

Cerro Los Gatos Mineral Reserve Estimates as of November 27, 2019

Zone	Category	Tonnes (million; 100% basis)	Tonnes (million; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Northwest Zone	Proven	0.077	0.039655	506.23	0.8	2.72	4.85	0.08
	Probable	2.996	1.54294	275.55	0.35	2.51	5.1	0.09
Central Zone	Proven	3.094	1.59341	309.53	0.36	2.51	5.23	0.11
	Probable	2.416	1.24424	192.92	0.25	1.54	3.75	0.08
Southeast Zone	Proven
	Probable	0.705	0.363075	112.2	0.12	2.71	5.55	0.01
Southeast Zone Block 2	Proven
	Probable	0.52	0.2678	96.07	0.14	2.61	3.45	0.11
Total (Proven)		3.171	1.633065	314	0.37	2.52	5.23	0.11
Total (Probable)		6.637	3.418055	216	0.28	2.17	4.53	0.09
Total (Proven & Probable)		9.808	5.05112	247.39	0.30	2.28	4.75	0.10

Reserves based on a $70 Net Smelter Return ("NSR") cut-off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The Los Gatos Feasibility Study is included in the Los Gatos Technical Report and has an effective date of January 2017.

        Estimated mineral resources at the Cerro Los Gatos Mine are summarized below:

Cerro Los Gatos Mine Mineral Resource Estimates as of November 27, 2019

Category	Tonnes (million; 100% basis)	Tonnes (million; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Measured	5.8	3.0	324	0.39	2.9	5.8	0.11
Indicated	4.6	2.4	202	0.28	2.5	5.2	0.11
Measured & Indicated	10.4	5.4	269	0.34	2.7	5.5	0.11
Inferred	3.7	1.9	107	0.28	2.8	4.0	0.14

Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates for the Cerro Los Gatos Mine reflect in-situ grades with no adjustment for metallurgical recovery. The effective date of the Los Gatos District mineral resource estimates is November 2019. The mineral resource estimates provided above include mineral reserves. Mineral resource estimates for the Cerro Los Gatos Mine were updated in the Los Gatos Technical Report as of November 2019, based on additional drilling completed subsequent to January 2017, which is the effective date of the Los Gatos Feasibility Study that included mineral reserve estimates. As a result, estimated mineral resources net of estimated mineral reserves cannot be calculated as of November 2019. New estimated mineral reserves will be calculated on the incremental change in estimated mineral resources for the Cerro Los Gatos Mine once a mine plan is completed.

        Feasibility study results at the Cerro Los Gatos Mine are summarized below:

Cerro Los Gatos Feasibility Study Estimates as of November 27, 2019

Mine Life	years	12
Ore Tonnage	kt	9,808
Production Statistics	Average Grade Processed	Life-of-Mine Payable Production		Avg. Annual Payable Production

		(100% basis)	(51.5% basis)	(100% basis)	(51.5% basis)

Silver	247 g/t	59.5 Moz	30.6 Moz	5.0 Moz	2.6 Moz
Zinc	4.75%	580 Mlb	299 Mlb	48 Mlb	25 Mlb
Lead	2.28%	421 Mlb	217 Mlb	35 Mlb	18 Mlb
Gold	0.3 g/t	47 Koz	24 Koz	4 Koz	2 Koz
Silver Equivalent	510 g/t	110.8 Moz	57.1 Moz	9.2 Moz	4.8 Moz
Life-of-Mine Cost Metrics
Total Sustaining Capital Costs	$ millions	$212
Operating Costs	$/mt	$72.68
TC / RC, Penalties and Freight Costs	$/mt	$41.06
Royalties	$/mt	$1.49
Life-of-Mine By-Product Costs
AISC	$/oz Ag	$5.21
Life-of-Mine Co-Product Costs
AISC	$/oz AgEq	$12.13
Project Economics
NPV (post-tax; 7.5%)	$ millions	142
IRR (post-tax; 7.5%)%		15.9

Silver equivalent and by-product credits calculated using feasibility study LOM average prices of $20.16/toz silver, $1,318/toz gold, $0.92/lb lead and $1.01/lb zinc.

Cerro Los Gatos Feasibility Study Free Cash Flow Profile on a 100% Basis (in millions)

 Cerro Los Gatos Feasibility Study Free Cash Flow Profile on a 51.5% Basis (in millions)

See Section 22 of the Los Gatos Technical Report.

  Additional Resource Growth Potential from Exploration of the Los Gatos District

        In addition to the significant existing resources at the Cerro Los Gatos Mine, the Los Gatos District also contains the Esther and Amapola deposits and 11 other mineralized zones. With control of the concessions, the ability to develop the entire 103,087-hectare land position and more than 85% of the land position yet to be explored, we expect that we will stand to benefit from mineralization beyond those already identified in the 14 mineralized zones, which include the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit. The mineral resource estimates for the Esther and Amapola deposits are set forth below:

Esther and Amapola Deposit Mineral Resource Estimates as of November 27, 2019

		Tonnes (100% basis)	Tonnes (51.5% basis)
	Category	millions		Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Esther Deposit	Indicated	0.46	0.24	133	0.04	0.7	2.1	0.02
	Inferred	2.29	1.18	98	0.12	1.6	3.0	0.05
Amapola Deposit	Indicated	0.25	0.13	135	0.1	0.1	0.3	0.02
	Inferred	3.44	1.77	140	0.1	0.2	0.3	0.03

Based on a cut-off grade of 100 grams silver equivalent/tonne using metal prices of $22.30/toz silver, $1,214.81/toz gold, $0.97/lb lead, $0.91/lb zinc and $3.29/lb copper. The mineral resource estimates for the Esther and Amapola deposits reflect undiluted in-situ grades with no adjustment for metallurgical recovery. The Esther and Amapola Deposit Initial Assessment is included in the Los Gatos Technical Report and has an effective date of August 2012.

  Sunshine Complex Represents a Significant Growth Opportunity Supported by Existing Infrastructure

        The Sunshine Complex hosts one of the highest-grade known primary-silver deposits worldwide, estimated to contain 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t. SSMRC believes that the significant historical production at the Sunshine Complex, combined with the recent and planned mine and refinery improvements, reduces project risk and enhances the likelihood of operating success of the project.

        In addition to acquiring the Sunshine Mine, the Company acquired the Sunshine Refinery, as well as additional surface rights and prospective mineral properties adjacent to the Sunshine Complex, making it the only complete vertically integrated silver complex in North America, with the ability to produce 99.99% silver bullion, acceptable as good delivery on the COMEX. SSMRC has also improved the existing underground infrastructure, repaired surface facilities and equipment, completed many environmental, health and safety upgrades and identified additional near-surface mineralization that could be mined in the near future. The Company has also accomplished the following at the Sunshine Complex:

  •
  initiated and expanded exploration drilling;

  •
  discovered the new 10 vein, the West Chance Link vein and the South Yankee Boy Split vein, as well as the vertical extension of the Sunshine vein;

  •
  engaged geologic resource, metallurgical, environmental, hydrogeological and mine planning consultants;

  •
  initiated metallurgical design work for a new processing plant;

  •
  initiated a third-party concentrate marketing study for silver-bearing concentrates;

  •
  completed a 3D block model with over 130,000 data points;

  •
  developed two declines for exploration platforms and access within the mine; and

  •
  completed the independent Sunshine Mine Technical Report in accordance with the SEC Mining Modernization Rules and NI 43-101.

        SSMRC completed the Sunshine Mine Technical Report, which has an effective date of November 2019, which indicated that production could begin in 2024. In order to undertake further development and commercialization of the Sunshine Complex, SSMRC intends to use a portion of the proceeds from this offering to reactivate the definition drilling program targeting new resources in the near-surface portions of the deposit. Additionally, technical and design work will be completed for a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to establish the economic merit for the Sunshine Complex redevelopment. To rehabilitate the Sunshine Complex infrastructure, additional funds will be required.

        Development of the Sunshine Complex is supported by significant existing infrastructure, including:

  •
  a COMEX-certified refinery, last operated in 2013, that we expect to be refurbished;

  •
  the operational primary Jewell shaft, which is being modernized and upgraded;

  •
  the Sterling Tunnel and Con-Sil Adit, which forms a significant underground network with the Jewell shaft;

  •
  a secondary shaft, which is being refurbished;

  •
  a fully permitted tailings storage facility;

  •
  proximity to an interstate highway, power and water; and

  •
  all environmental permits to begin surface and sub-surface operations, with the exception of applicable construction permits.

        With a consolidated land position of approximately 4,113 hectares at the Sunshine Mine core property, significant potential exists to allow drilling access from surface locations to new areas of potential mineralization that remain highly prospective as evidenced by new veins and vein extensions discovered during the last exploration program.

        The below graph shows our estimated payable silver equivalent production levels at the Sunshine Mine in the coming years:

Sunshine Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq)

        Estimated mineral resources at the Sunshine Complex are summarized below:

Sunshine Complex Mineral Resource Estimates

Category	Tonnes (million)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Measured	1.116	847	—	—	—	—
Indicated	1.869	751	—	—	—	—
Measured & Indicated	2.985	785	—	—	—	—
Inferred	8.174	843	—	0.35	0.02	0.22

Based on a cut-off grade of 343 grams per tonne using a silver price of $20.16/toz and an average metallurgical recovery of 97%. The Sunshine Complex mineral resource estimates are in-situ estimates. Additional material assumptions underlying the Sunshine Complex mineral resource estimates include: (i) resource estimation was completed by Tetra Tech in MicroMine® mining software utilizing data supplied by SSMRC; (ii) ordinary Kriging was used to estimate 3D points along a string type block model for 37 veins; and (iii) mineral resources were diluted to a fixed mine width of 2 meters. See Section 14 of the Sunshine Mine Technical Report. The effective date of the Sunshine Complex mineral resource estimates is October 2013.

        Initial Assessment (Preliminary Economic Assessment NI 43-101) results at the Sunshine Mine are summarized in the following graphs:

Sunshine Mine Initial Assessment (Preliminary Economic Assessment NI 43-101) Estimates

Mine Life	years	23.7
Ore Tonnage	kt	8,604
Average Silver Grade (Processed)	g/t Ag	852 g/t
Average Silver Equivalent Grade (Processed)	g/t AgEq	941 g/t
Life-of-Mine Payable Silver Production	Moz Ag	223
Life-of-Mine Payable Silver Equivalent Production	Moz AgEq	239
Payable Silver Production Life-of-Mine Avg. per year	Moz Ag	9.4
Payable Silver Equivalent Production Life-of-Mine Avg. per year	Moz AgEq	10.1
Life-of-Mine Cost Metrics
Total Initial Capital Costs	$ millions	$254
Total Sustaining Capital Costs (including mine development costs)	$ millions	$602
Operating Costs	$/mt	$214.81
TC / RC, Penalties and Freight Costs	$/mt	$17.16
Royalties	$/mt	$39.59
Life-of-Mine By-Product Costs
Cash Cost	$/oz Ag	$9.06
AISC	$/oz Ag	$11.75
Project Economics
NPV (5%)	$ millions	$573.4
IRR	%	16.2

Silver equivalent, project economics and by-product credits calculated using PEA LOM average prices of $20.16/toz silver, $0.92/lb lead, $3.25/lb copper and $5.00/lb antimony.

The Initial Assessment (Preliminary Economic Assessment NI 43-101) of the Sunshine Mine is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Initial Assessment (Preliminary Economic Assessment NI 43-101) results described herein will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Sunshine Mine Initial Assessment (Preliminary Economic Assessment NI 43-101) estimates for the economic analysis presented above are based on total measured, indicated and inferred resource estimates (of which 25% are measured and indicated resource estimates and 75% are inferred resource estimates). We have not presented the economic analysis excluding inferred mineral resources as we believe that the Sunshine Mine would not be economically viable based solely on measured and indicated resources.

 Sunshine Mine Initial Assessment (Preliminary Economic Assessment NI 43-101) Free Cash Flow Profile (in millions)

See Section 22 of the Sunshine Mine Technical Report.

        SSMRC has tested ore sorting technology that uses X-ray transmission and laser technology to separate ore-bearing material from dilutive waste material prior to processing, with significant success based upon testing multiple samples of the Sunshine deposit ore, including a 5,000 kg bulk sample of mineralized material. Ore sorting technology provides further opportunities to increase the value of mineralized material prior to final beneficiation and has long been an integral part of industries in which pre-sorting to increase concentration value can convey significant economic benefit.

  Assets Located in Geopolitically Safe and Established Mining Regions

        The Los Gatos District and the Sunshine Complex are located in two of the world's premier silver mining regions. The Cerro Los Gatos Mine and the Los Gatos District are located in the Mexican Silver Belt, the world's largest silver producing region in 2018. The Sunshine Complex is located in the Coeur d'Alene Mining District in northeastern Idaho in the United States, which is estimated to have produced over one billion ounces of silver.

        Based on a survey published in 2018 by the Fraser Institute, an independent research organization, Idaho and Mexico are highly ranked among silver mining jurisdictions worldwide in terms of the attractiveness of investment. Both Mexico and Idaho are jurisdictions with a long history of successful mineral development and operations, which we believe are desirable jurisdictions in which to conduct mining operations due to stable political, tax and regulatory policies.

        Mexico is the largest producer of silver in the world, in addition to being a top-10 producer of gold, lead and zinc, among other major commodities. According to the 2018 Fraser Institute survey, Mexico ranks only behind certain areas in the U.S., Canada and Australia in terms of investment attractiveness for mining. In the mining sector, foreign ownership of Mexican companies is not subject to significant restrictions. The Mexican government is focused on improving infrastructure, primarily in the power grid and road networks.

Mine Site Exploration Potential Provides Opportunity for Significant Resource Conversion Beyond Existing Mine Plan

        SSMRC believes that its properties have significant exploration upside with numerous opportunities to define additional mineral resources through continued exploration.

  Los Gatos District

        The Los Gatos District is located in the Mexican Silver Belt, near several other silver assets owned by large public companies. The Mexican Silver Belt has experienced significant exploration success, and the Los Gatos District represents an underexplored property where there has been little historical workings or previous exploration.

        The Los Gatos District contains numerous significant high-grade targets throughout. Previous work done has resulted in a 192% increase in measured and indicated silver equivalent resources from March 2014 to August 2019, with additional exploration planned using proceeds from this offering.

Cerro Los Gatos Mine Measured & Indicated Resources Growth Over Time (AgEq toz millions)

Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates for the Cerro Los Gatos Mine reflect in-situ grades with no adjustment for metallurgical recovery. The effective date of the Los Gatos District mineral resource estimates is November 2019. The mineral resource estimates provided above include mineral reserves. Mineral resource estimates for the Cerro Los Gatos Mine were updated in the Los Gatos Technical Report as of November 2019, based on additional drilling completed subsequent to January 2017, which is the effective date of the Los Gatos Feasibility Study that included mineral reserve estimates. As a result, estimated mineral resources net of estimated mineral reserves cannot be calculated as of November 2019. New estimated mineral reserves will be calculated on the incremental change in estimated mineral resources for the Cerro Los Gatos Mine once a mine plan is completed.

        The LGJV owns the surface rights to 5,479 hectares covering the Cerro Los Gatos Mine and the Esther and Amapola deposits and the Gavilana (Paula) and San Luis zones, and has been granted mineral concessions for all 103,087 hectares, with 17 contiguous concessions in the Los Gatos District. SSMRC has identified 14 mineralized zones within the concessions. Of the 14 mineralized zones, the LGJV has established mineral resource estimates at only the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit and has conducted drilling on only 15 kilometers out of a strike length of over 150 kilometers of quartz veining along the Los Gatos District.

Location of the Cerro Los Gatos District

Mineralized Zones Grade Intercepts

Mineralized Zones	Length (m)	Ag (g/t)	Pb (%)	Zn (%)
Boca de Leon	2.2	90.6	5.0	0.8
Cieneguita	1.3	62.4	5.4	0.9
El Lince	4.0	62.2	0.0	0.1
El Rodeo	0.8	61.5	3.4	4.0
Los Torunos	1.8	34.2	2.6	0.9
Mezcalera	2.0	59.4	0.1	0.1
La Paula	4.0	180.0	0.1	0.1
San Agustin	1.3	148.0	1.2	2.3
San Luis	2.0	271.0	0.3	0.1

Chart does not include Ocelote and Wall-E/Ava zones, as they do not have sufficient drilling.

        The drilling at the Cerro Los Gatos Mine for the Los Gatos Feasibility Study was constrained by the feasibility study budget and completion timeline. The current resources are significant, but additional resource potential remains in the immediate area. Drill testing of other high-priority targets within the Los Gatos District has been relatively limited given SSMRC's focus on delineation of reserves at, and construction of, the Cerro Los Gatos Mine. As a result, the highly prospective Los Gatos District remains underexplored. Drilling at the Esther deposit to date has demonstrated good grade continuity along the system and characteristics similar to that identified during preliminary work at the Cerro Los Gatos Mine. Following potentially positive results from infill drilling at the Esther and Amapola deposits, we expect to update the resources and perform a scoping study to determine if these two deposit areas could generate economic production, representing further upside potential for the broader Los Gatos District.

        The LGJV expects to perform additional definition drilling to expand the Southeast and Northwest zones of the Cerro Los Gatos Mine and to perform additional drilling to expand the Esther and Amapola deposits, which remain open to extensions at depth. In addition to the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit, SSMRC has identified 11 other mineralized zones defined by high-grade drill intersections in the Los Gatos District.

  Sunshine Complex

        Despite historically being one of the world's most prolific silver producing regions, SSMRC believes that the Coeur d'Alene Mining District, where the Sunshine Complex is located, is still highly underexplored. As a result, the Company acquired additional surface rights during the sector downturn and consolidated its ownership of this mineralized trend, making the Company the largest mineral rights owner in Idaho's Silver Valley.

        Historic exploration was primarily constrained by legal property boundaries. Potential targets also were not explored due to limited availability of drills, lack of supporting infrastructure, lack of physical access to provide suitably located drill stations and extensive depths from the surface. With the consolidation of the land position, we expect that previously unexplored target areas will now be explored.

Sunshine Mine and Surrounding Area

        The Sunshine Complex has numerous well-defined exploration targets, many of which are near-surface or extensions of past producing silver veins. SSMRC created a 3D block model of the Sunshine Complex by consolidating modern drill holes and historic drilling, and digitizing drift and stope channel sampling from historical level plan maps and stope production sheets. SSMRC was able to accurately reconcile the new block model to past production:

  •
  Production records from 1884 to 2001: 369 Moz Ag;

  •
  Production estimated by block model: 353 Moz Ag.

Sunshine Complex 3D Block Model

        Through application of modern exploration technologies and processes and use of the 3D block model, SSMRC has drilled 84 new holes with much greater accuracy and has made three new discoveries and identified several other high-grade veins and extensions, with numerous additional unexplored target areas identified for systematic exploration.

        New discoveries and vein extension at the Sunshine Complex include:

  •
  the 10 vein;

  •
  the West Chance Link vein;

  •
  the South Yankee Boy Split vein; and

  •
  a vertical extension to the Sunshine vein at higher levels.

New Discoveries and Future Targets at the Sunshine Mine

        Substantial potential remains at the Sunshine Mine, especially in previously undeveloped upper levels, as well as other high-potential zones near previously mined areas, and the deposit remains open at depth. Additional prospectivity relates to discoveries from the 2011-2014 exploration program, during which near-surface resources with significant potential for further discovery were identified.

        SSMRC has rights to approximately 4,113 hectares of exploration ground at the Sunshine Mine core property with rights to an additional 5,278 hectares in six regional exploration properties. We expect to use a portion of the proceeds from this offering to reactivate the definition drilling program at the Sunshine Complex to target new resources in the near-surface portions of the deposit.

  Other Exploration Opportunities

        SSMRC controls eight other exploration properties in Mexico and Idaho in addition to the Los Gatos District and the Sunshine Complex, which could provide further opportunities for resource growth.

Summary of Other Exploration Properties

Property	Size	Location
Pine Creek	1,235 hectares	Idaho, U.S.A.
Snow Storm	201 hectares	Idaho, U.S.A.
Rock Creek Lease	1,058 hectares	Idaho, U.S.A.
East Silver Belt	1,234 hectares	Idaho, U.S.A.
Central Silver Belt	798 hectares	Idaho, U.S.A.
Falls Creek(1)	752 hectares	Idaho, U.S.A.
San Jose de Minas	8,800 hectares	Puebla, Mexico
Santa Valeria	1,543 hectares	Chihuahua, Mexico

(1)
Coeur d'Alene Mine

Exposure to Rapidly Improving Silver Fundamentals

        The value of silver is driven by two main factors: first, silver has a number of distinctive physical and chemical properties that make it an essential and difficult-to-substitute component in several industrial applications; and second, in times of economic uncertainty, silver is viewed as an attractive hedge against inflation and a decrease in the value of the U.S. dollar.

        Industrial demand for silver continues to increase, driven by electrical and electronics applications as well as emerging applications such as solar energy, medical applications and water purification, which the Company believes enhance the strong supply and demand fundamentals of silver. Moreover, investment demand for silver exposure has strengthened, driven in part by the prospect of a prolonged U.S.-China trade dispute, lack of clarity around Brexit and political and economic upheaval in countries like Venezuela, Italy and Argentina. In 2018, the physical silver market moved into deficit, representing approximately 3% of demand. The total net deficit, including the impact of exchange-traded product and exchange inventory builds, was 8% of demand.

        Despite this strong investment and industrial demand, the universe of primary silver companies is small, which has created a scarcity of investor options for silver exposure. We believe SSMRC represents a highly attractive opportunity for investors to gain exposure to a primary silver company with two world-class assets.

Experienced Management Team and Board

        SSMRC has an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries.

        Stephen Orr, Executive Chairman & Chief Executive Officer, who joined SSMRC in 2011, has more than 40 years of experience in the mining industry, including international commercial experience at both executive and operational levels. Previously, Mr. Orr served as President, Director and Chief Executive Officer at Ventana Gold Corp., a Vancouver-based mineral exploration and development company, as Director and Chief Executive Officer at OceanaGold Corporation ("OceanaGold"), where under his leadership OceanaGold built and commissioned two new mines in New Zealand and increased production by 90%, as Vice President of North American Operations and then Managing Director of Australia and Africa operations at Barrick Gold Corporation and as President and Chief Executive Officer at Homestake Canada Inc. Upon the completion of this offering, the role of Executive Chairman of the Board of Directors and the role of Chief Executive Officer, both of which are currently held by Mr. Orr, will be separated. Mr. Orr will retain the role of Chief Executive Officer and Director. Janice Stairs will become the Chair of the Board of Directors. Mr. Orr has notified the Board of Directors that he intends to retire as Chief Executive Officer within one to two years following the completion of this offering. Accordingly, the Board of Directors has initiated efforts to recruit an experienced executive as Chief Operating Officer, who will work closely with Mr. Orr and be considered to succeed Mr. Orr as Chief Executive Officer. Upon Mr. Orr's retirement, the Board of Directors intends to appoint Mr. Orr as the Chair of the Board of Directors, and to appoint Ms. Stairs as the Lead Director.

        Roger Johnson, Chief Financial Officer, who joined SSMRC in 2011, has more than 40 years of experience in financial management in the mining industry. Previously, Mr. Johnson served as Vice President and Chief Accounting Officer at Newmont Mining Corporation (now Newmont Goldcorp Corporation), as Senior Vice President, Finance and Administration at Pasminco Zinc, Inc., and as Vice President, Controller, at Kennecott Utah Copper LLC and practiced public accounting with Coopers & Lybrand (now PricewaterhouseCoopers LLP).

        Philip Pyle, Vice President of Exploration, who joined SSMRC in 2011, has more than 40 years of experience in the mining industry. Previously, Mr. Pyle served as Vice President—Exploration at Los Gatos Ltd., as Exploration Manager at Linear Gold Corp. (now Fortune Bay Corp.), as Exploration Manager at MIM Exploration Pty Ltd., as Exploration Manager at BHP Minerals International Exploration Inc. and as a geologist at AMAX Exploration Inc.

        John Kinyon, Vice President of Operations, who joined SSMRC in 2012, has more than 40 years of U.S. and international operations and construction experience, including experience in various mining positions in the U.S., Canada, Tanzania, Australia, and New Zealand. Previously, Mr. Kinyon served as Vice President and General Manager at Coeur Mining Inc.'s Kensington Mine in Juneau, Alaska, as Vice President of Operations at OceanaGold, as General Manager at Yukon Zinc Corporation ("Yukon Zinc") and as General Manager at Eskay Creek at Barrick Gold Corporation.

        Luis Felipe Huerta, Project Director at Cerro Los Gatos Mine, who joined SSMRC in 2015, has 20 years of project management experience in the mining industry. Previously, Mr. Huerta served as Project Manager at Continental Gold Inc., as Project Manager at Fortuna Silver Mines Inc., and as Project Superintendent at Compañía Minera Milpo.

        Adam Dubas, Chief Administrative Officer, who joined SSMRC in 2011, has more than 20 years of experience in financial management. Previously, Mr. Dubas served as our Corporate Controller, as a Senior Manager at KPMG LLP, where he focused on the energy industry, and as an International Financial Analyst at Sprint Corporation.

        Our Board of Directors is comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. The Board of Directors has been established with individuals who have career backgrounds at notable mining companies. SSMRC believes that the specialized skills and knowledge of the management team and of the Board of Directors will significantly enhance SSMRC's ability to explore and develop the Los Gatos District and the Sunshine Complex and to pursue other regional growth opportunities.

        Jeb Burns, Director, is the Chief Investment Officer of the Employees Retirement System of Michigan and serves on the Investment Committee of Western Michigan University Foundation, the Board of Directors of Pacific Pension & Investment Institute, the Board of Directors of the Michigan History Foundation, the Board of Trustees of Mackinac Associates, and the Board of Directors of Venture Michigan Fund. Mr. Burns has nearly 20 years of investment and asset management experience.

        Ali Erfan, Director, is Vice Chairman of The Electrum Group LLC, a privately-held global natural resources investment management company. Mr. Erfan is a founding board member of Leor Energy. Mr. Erfan has more than 20 years of experience in senior roles in the venture capital and private equity industry.

        Karl Hanneman, Director, is Chief Executive Officer of International Tower Hill Mines, Ltd., where he leads a team advancing a 10-million-ounce gold resource in Alaska through project optimization. Mr. Hanneman has more than 35 years of mining industry management and technical experience as an executive, manager, mining engineer, mine operator and entrepreneur.

        Wayne Kirk, Director, has over 35 years of experience specializing in corporate and business law, including nine years' experience as Vice President, General Counsel and Corporate Secretary for Homestake Mining Company, and over 15 years of experience as a director of publicly held companies engaged in the mining business.

        Igor Levental, Director, is President of The Electrum Group LLC, a privately-held global natural resources investment management company. Mr. Levental has held senior executive positions with major mining companies, including Homestake Mining Company and International Corona Corp. Mr. Levental has more than 30 years of experience across a broad cross-section of the international mining industry.

        David Peat, Director, was Vice President and Chief Financial Officer at Frontera Copper Corporation, Vice President and Global Controller at Newmont Mining Corporation and Vice President of Finance and Chief Financial Officer at Homestake Mining Company. Mr. Peat has more than 30 years of experience in financial leadership in support of mining corporations.

        Janice Stairs, Director, is General Counsel and Corporate Secretary at Namibia Critical Metals Inc. Ms. Stairs has more than 30 years of experience in the resources sector, including service on the Board of Directors of Gabriel Resources Ltd., Trilogy Metals Inc., Marathon Gold Corporation, and Namibia Critical Metals Inc.

Shareholder Support

        The Company was founded by The Electrum Group LLC and certain of its affiliates. We refer to The Electrum Group LLC and its affiliates in this prospectus, individually and collectively, as "Electrum." Electrum is an investment advisor whose team has historically focused on making strategic investments in precious metals resources and hydrocarbons. The Company believes that access to the specialized skills and knowledge within Electrum will significantly enhance SSMRC's ability to execute its business strategy.

        The Municipal Employees' Retirement System of Michigan ("MERS") is an independent, professional retirement services company that was created to administer the retirement plans for Michigan's local units of government on a not-for-profit basis.

        Following the completion of this offering, Electrum and MERS will beneficially own approximately        % and        % of the Company's outstanding common stock, respectively, assuming the over-allotment option is not exercised by the underwriters, and both Electrum and MERS will continue to have a presence on the Board of Directors.

        See "Business—Business Strengths and Competitive Advantages—Shareholder Support."

Business Strategy

        SSMRC's business strategy is focused on creating value for stakeholders through the ownership and advancement of three principal projects—the Cerro Los Gatos Mine, the Sunshine Complex and the Los Gatos District—and through the pursuit of similarly attractive silver-focused projects. The LGJV commenced production at the Cerro Los Gatos Mine in the third quarter of 2019 and, subject to the availability of financing, SSMRC plans to commence production at the Sunshine Complex in 2024. The Company intends to achieve these objectives through the following initiatives.

The Proceeds from This Offering Will Initially Be Used for Immediate Value-Enhancing Initiatives

  •
  Increase joint venture ownership in the Los Gatos Joint Venture from 51.5% to 70.0%:  SSMRC intends to use $            to exercise its right to repurchase an approximate 18.5% interest in the LGJV from Dowa, increasing SSMRC's ownership to 70.0%. The option represents an attractive investment opportunity for SSMRC that we believe is immediately value accretive. With increased ownership, SSMRC will further benefit from the near-term ramp-up in production at the Cerro Los Gatos Mine, supported by the cash flow generation profile and fully funded nature of the project. In addition to increasing our economic interest in the Cerro Los Gatos Mine, this step up will also provide us with greater exposure to potential upside from additional exploration within the Los Gatos District, in particular, the Esther and Amapola deposits. Following this increase in the Company's ownership interest in the LGJV, the Company will continue to not exercise control over the LGJV despite owning the majority interest of the LGJV due to certain provisions contained in the joint venture agreement that currently require unanimous partner approval of all major operating decisions. See "Business—The Los Gatos District—Joint Venture Agreement" for more information.

  •
  Acquire a portion of the Los Gatos Working Capital Facility:  The Los Gatos Working Capital Facility provided by Dowa to the LGJV carries an annual interest rate of LIBOR plus 3%. In addition, SSMRC is required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding. Acquiring a portion of the Los Gatos Working Capital Facility will reduce our borrowing costs.

  •
  Conduct definitional drilling and a feasibility study at the Sunshine Complex:  The $             million designated for the Sunshine Complex allows reactivation of the successful definition drilling program targeting new resources in the near-surface portions of the deposit. Additionally, technical and design work will be completed for a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to establish the economic merit for the Sunshine Complex redevelopment.

The Proceeds from This Offering Will Also Be Used for Other Near-Term Initiatives

  •
  Complete a feasibility study expanding the Cerro Los Gatos Mine production rate to 3,000 tpd:  A recent Company desktop study estimated that a production rate expansion from 2,500 to 3,000 tpd could significantly improve the economics of the Cerro Los Gatos Mine. Given the appealing potential return, $             million will be designated for the completion of a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, for the possible Cerro Los Gatos Mine production rate increase.

  •
  Further exploration of the Los Gatos District:  The Los Gatos District exploration represents the Company's 70.0% share, after giving effect to our intended repurchase of an approximate 18.5% interest in the Los Gatos Joint Venture, of a $7 million exploration program to further define resources in the partially defined Esther deposit to confirm the multiple deposit potential of the Los Gatos District.

Longer-Term Initiatives

  •
  Repay or refinance existing debt at the Cerro Los Gatos Mine:  Using the anticipated cash flows generated by the Cerro Los Gatos Mine, the LGJV intends to pay down a significant portion of the existing debt at the Cerro Los Gatos Mine.

  •
  Complete development of the Sunshine Complex:  Following the completion of exploration drilling and a feasibility study at the Sunshine Complex, and subject to the availability of financing, SSMRC plans to undertake development of the Sunshine Complex with first production planned for 2024. The Sunshine Complex has one of the highest-grade known primary-silver mines in the world with significant mine life and attractive operating costs. We believe that a number of attractive financing alternatives will be available after the completion of the feasibility study to raise the additional capital required for the development of the Sunshine Complex, underpinned by the potential of the Sunshine Complex and possible cash flows from the Cerro Los Gatos Mine.

        See "Business—Business Strategy."

Risk Factors

        Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading "Risk Factors." These risks represent challenges to the successful implementation of our strategy and future profitability of our business. These risks include:

  •
  we cannot provide investors with any assurance that we will generate any operating revenues at our mineral properties or ever achieve profitable operations;

  •
  we are dependent on three principal projects for our future operations, the Cerro Los Gatos Mine, the Sunshine Mine and the Los Gatos District; the Sunshine Mine and the Los Gatos District (other than the Cerro Los Gatos Mine) do not currently have proven or probable mineral reserves;

  •
  mineral reserve and mineral resource calculations at the Cerro Los Gatos Mine, the Sunshine Mine and the Los Gatos District are only estimates;

  •
  actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations;

  •
  we will require additional financing in the future to bring the Sunshine Complex into sustained commercial operation;

  •
  the title to some of the mineral properties may be uncertain or defective, thus risking our investment in such properties;

  •
  the prices of silver, zinc and lead are subject to change and a substantial or extended decline in the prices of silver, zinc and lead could materially and adversely affect our revenues and the value of our mineral properties;

  •
  we may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations;

  •
  we have debt and may incur further debt in the future, which could adversely affect our financial health, limit our ability to obtain financing in the future or pursue certain business opportunities and reduce the value of your investment;

  •
  our directors may have conflicts of interest as a result of their relationships with other mining companies;

  •
  our success depends on developing and maintaining relationships with local communities and stakeholders;

  •
  the U.S. and Mexican governments, as well as state and local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs or limit our ability to produce silver and other metals;

  •
  periodically, legislation is proposed that could adversely affect the mining industry;

  •
  as long as Electrum owns a majority of our common stock, we may rely on certain exemptions from the corporate governance requirements of the NYSE available to "controlled companies";

  •
  Electrum, MERS, and their respective affiliates will continue to have substantial control over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or the Board of Directors; and

  •
  we are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Implications of Becoming an Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

  •
  we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act");

  •
  we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the "PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

  •
  we are not required to submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay," "say-on-frequency" and "say-on-golden parachutes"; and

  •
  we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

        We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a "large accelerated filer," which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.

        We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide to shareholders may be different from that you might get from other public companies.

        The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Jumpstart Our Business Startups Act of 2012."

Ownership Structure

        A chart of the Company's project ownership structure is set out below.

In this graphic, squares represent legal entities and circles depict the mining operations owned by such legal entities.

(1)
The Company intends to use $               million of the net proceeds from this offering to exercise its right to repurchase an approximate 18.5% interest in the LGJV from Dowa (which right expires on June 30, 2021), increasing SSMRC's ownership to 70.0%.

Corporate Information

        SSMRC was incorporated under the laws of the State of Delaware on February 2, 2011, when our predecessor, Precious Metals Opportunities LLC, converted into a Delaware corporation. SSMRC's principal executive office is located at 1660 Lincoln Street, Suite 2750, Denver, Colorado 80264. Its telephone number is (303) 784-5350.

 THE OFFERING

Common stock offered in firm commitment offering	shares.
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).
Option to purchase additional shares of common stock	shares.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $ million, or $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to allocate $ million toward the repurchase of an approximate 18.5% interest in the Los Gatos Joint Venture; $ million toward Los Gatos District exploration, representing SSMRC's 70.0% pro rata share (pro forma for the use of proceeds described above); $ million to acquire a portion of the Los Gatos Working Capital Facility provided by Dowa; $ million toward a feasibility study for a 3,000 tpd production rate expansion at the Cerro Los Gatos Mine; $ million toward definitional drilling and a feasibility study at the Sunshine Mine; and $ million for working capital and for general corporate purposes. See "Use of Proceeds."
Voting rights	Holders of our common stock are entitled to one vote per share. See "Description of Capital Stock."
Dividend policy
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. See "Dividend Policy."
Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
Common stock listing	We intend to apply for listing of our common stock on the NYSE and the TSX under the symbol "SVER."

        The number of shares of our common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding as of September 30, 2019. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after this offering and other share-related information, excludes:

  •
              shares of common stock issuable upon the exercise of options granted through                    , 2019 at a weighted average exercise price of $            ;

  •
              director stock units granted to directors, with each unit entitling the director to receive one share of common stock when the service to the Company ends; and

  •
              additional shares of common stock reserved for future issuance under our Long Term Incentive Plan.

        See "Executive and Director Compensation—Stock Option Grants" and "Executive and Director Compensation—Director Compensation." See also "Description of Capital Stock."

        Unless we specifically state otherwise, all information in this prospectus assumes no exercise of the option to purchase additional shares of common stock by the underwriters.

SUMMARY CONSOLIDATED FINANCIAL DATA

        We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the three-year period ended December 31, 2018 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

        The summary consolidated financial data as of and for the nine months ended September 30, 2019 and for the nine months ended September 30, 2018 was derived from our unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, such unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the nine months ended September 30, 2019 are not necessarily indicative of results that may be expected for the entire year.

        You should read this financial data in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
				(unaudited)
	(in thousands, except for share and per share amounts)
Statement of Loss Data:
Expenses:
Exploration	$1,709	$1,179	$856	$913	$968
Pre-development	2,527	2,408	2,084	1,701	1,804
General and administrative	4,396	6,494	5,001	3,528	3,034
Amortization	2,307	2,483	2,759	1,935	1,721

Total expenses	10,939	12,564	10,700	8,077	7,527
Dilution loss on affiliates	—	—	—	11,231	—
Equity loss in affiliates(1)	464	160	16,877	2,144	459
Net other expense	264	87	86	1,444	(22)

Loss before income taxes	11,667	12,811	27,663	22,896	7,964
Income tax benefit	(3)	—	(13)	—	(3)

Net Loss	$11,664	$12,811	$27,650	$22,896	$7,961

Net loss per share	$0.16	$0.19	$0.43	$0.30	$0.11

Weighted average shares outstanding	73,941,655	67,507,179	64,644,357	76,603,788	73,933,971

(1)
Represents the 70.0% loss pickup under the equity method of accounting for the years ended December 31, 2018, 2017 and 2016 and for the nine months ended September 30, 2018. Represents the 51.5% loss pickup under the equity method of accounting from May 30, 2019 to September 30, 2019 for the nine months ended September 30, 2019.

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
				(unaudited)
	(in thousands)
Cash Flow Data:
Net cash used by operating activities	$(6,654)	$(8,204)	$(5,748)	$(7,463)	$(4,870)
Net cash used by investing activities	(745)	(28,555)	(789)	(20,273)	(71)
Net cash provided by (used by) financing activities	(222)	42,678	(345)	39,877	(223)

	September 30, 2019
	Actual	As Adjusted(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,598	$
Total assets	167,171
Total liabilities	3,552
Total shareholders' equity	163,619

(1)
Assumes net proceeds to us from this offering of $             million. Assuming an initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, a $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, total assets and total shareholders' equity by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.

Risks Related to Our Business and Industry

We cannot provide investors with any assurance that we will generate any operating revenues at our mineral properties or ever achieve profitable operations.

        We were formed in 2011 and have not yet generated any operating revenue. The Cerro Los Gatos Mine commenced production in August 2019. The Sunshine Mine has not been a producing mine since 2008. We anticipate that we will continue to incur operating costs without realizing any revenues at the Sunshine Complex until at least 2024. We expect to continue to incur losses until such time as one or more of our mineral properties generates sufficient revenues to fund our continuing operations. If we are unable to generate significant revenues at the Cerro Los Gatos Mine or the Sunshine Mine, we will not be able to earn profits or continue operations. We cannot provide investors with any assurance that we will be successful in resuming production at the Sunshine Mine.

We are dependent on three principal projects for our future operations, the Cerro Los Gatos Mine, the Sunshine Mine and the Los Gatos District. The Sunshine Mine and the Los Gatos District (other than the Cerro Los Gatos Mine) do not currently have proven or probable mineral reserves.

        The Sunshine Mine and the Los Gatos District (other than the Cerro Los Gatos Mine) do not have identified proven and probable mineral reserves. The costs, timing and complexities of upgrading the mineral resources at the Sunshine Mine to proven and probable reserves may be greater than we anticipate. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration programs at the Sunshine Mine or elsewhere in the Los Gatos District will establish the presence of any proven or probable mineral reserves. The failure to establish proven or probable mineral reserves would severely restrict our ability to implement our strategies for long-term growth.

Mineral reserve and mineral resource calculations at the Cerro Los Gatos Mine, the Sunshine Mine and the Los Gatos District are only estimates.

        Calculations of mineral reserves at the Cerro Los Gatos Mine and of the mineral resources at the Sunshine Mine and Los Gatos District are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves and mineral resources are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations for the mineral reserves and mineral resources and grades of mineralization on our properties.

        The estimation of mineral reserves and mineral resources is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

        Estimated mineral reserves and mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserves and mineral resources estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property's return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.

        Mineral reserve and mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver, lead and zinc may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.

        In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources not already classified as mineral reserves will be reclassified as mineral reserves.

Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.

        Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. Substantial expenditures are required to establish proven and probable mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.

        Development projects have no operating history upon which to base estimates of proven and probable mineral reserves and estimates of future operating costs. Estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, feasibility studies that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the configuration of the deposit, expected recovery rates of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of proven and probable mineral reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected commodity prices may mean mineralization, once found, will be uneconomical to mine.

Our processing ability may be adversely impacted by certain circumstances.

        A number of factors could affect our ability to process the quantities of metals that we recover and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with grades outside of planned grade range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.

        The occurrence of one or more of the circumstances described above could affect our ability to process the number of tonnes planned, recover valuable materials, remove deleterious materials, and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime or some combination of all of the foregoing. While minor issues of this nature are part of normal operations, there is no assurance that unexpected conditions may not materially and adversely affect our business, results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

        The capital costs to take the Sunshine Mine into production may be significantly higher than those set forth in the Sunshine Mine Technical Report. We will ultimately base our decisions about the development of the Sunshine Mine on a feasibility study. We have not prepared a feasibility study for the Sunshine Mine. Our evaluations of our business and prospects are subject to change, including after any feasibility study has been conducted, which could materially and adversely affect our prospects.

        Additionally, the actual operating costs at the Cerro Los Gatos Mine and the Sunshine Mine will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in ore recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at the Cerro Los Gatos Mine and the Sunshine Mine may be significantly higher than those set forth in the Los Gatos Technical Report and the Sunshine Mine Technical Report. As a result of higher capital and operating costs, production and economic returns may differ significantly from those set forth in the Los Gatos Technical Report and the Sunshine Mine Technical Report and there are no assurances that any future development activities will result in profitable mining operations.

We have historically experienced negative operating cash flow from operating activities.

        We had negative operating cash flow for the nine months ended September 30, 2019 and 2018 and for each of the years ended December 31, 2018, 2017 and 2016, and we anticipate that the holding costs at the Sunshine Complex and the general and administrative costs of our corporate office will cause negative operating cash flow in future periods. For the year ended December 31, 2018, we incurred a net loss of approximately $11.7 million and our monthly cash burn rate was approximately $0.7 million. Although we anticipate that we will have access to sufficient financial resources to fund our operation, we cannot guarantee that we will have positive cash flow in the future or have access to sufficient financial resources to fund our operations. To the extent that we have negative cash flow in any future period, a portion of the proceeds from this offering may be used to fund our operating activities. See "Use of Proceeds."

Historical production at the Sunshine Mine may not be indicative of the potential for future development.

        There is currently no commercial production at the Sunshine Mine and, since acquiring ownership, we have not recorded any revenues from the Sunshine Mine. You should not rely on the fact that there were historical mining operations at the Sunshine Mine as an indication that we will ever have future successful commercial operations at the Sunshine Mine. In order for us to develop new mining operations at the Sunshine Mine, we will be required to incur substantial operating expenses and capital expenditures to refurbish and/or replace existing infrastructure.

Land reclamation and mine closure may be burdensome and costly.

        Land reclamation and mine closure requirements are generally imposed on mineral exploration companies, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site's landscape to its pre-exploration form. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. Therefore, the amount that we are required to spend could be materially higher than current estimates. Any additional amounts required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we are required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine's operation. Although we include liabilities for estimated reclamation and mine closure costs in our financial statements, it may be necessary to spend more than what is projected to fund required reclamation and mine closure activities. Additionally, even if we cease exploration at the Sunshine Mine we will be required to expend cash and other resources to satisfy ongoing care and maintenance obligations at the Sunshine Mine, which obligations include controlling ground water, monitoring and sampling permitted facilities and ultimately reclaiming our tailings storage area.

We will require additional financing in the future to bring the Sunshine Complex into sustained commercial operation.

        We expect a portion of the proceeds from this offering will be toward definitional drilling and a feasibility study at the Sunshine Mine. We will require additional funding in the future to bring the Sunshine Mine into sustained commercial production. Our ability to raise such additional financing will depend on a number of factors, including our ability to successfully renegotiate the required royalty that we are currently obligated to pay under an existing Consent Decree in place for the Sunshine Mine. See "Business—Environmental, Health and Safety Matters."

        We expect to raise additional funds through equity, various forms of debt, joint venture funding or some combination thereof. Access to additional capital may not, however, be available on terms acceptable to us or at all. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, drilling, development or production at the Sunshine Mine. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing will require us to dedicate a portion of our cash flow to payments on indebtedness and will limit our flexibility in planning for or reacting to changes in our business.

The development of one or more of our mineral projects that have been, or may in the future be, found to be economically feasible, will be subject to all of the risks associated with establishing new mining operations.

        The Los Gatos Technical Report indicates that the Cerro Los Gatos Mine is a profitable silver-zinc-lead project with an estimated four-year payback and 12-year mine life, at modeled metals' prices. If the development of one of our other mineral projects is found to be economically feasible, the development of such projects will require obtaining permits and financing, and the construction and operation of mines, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

  •
  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;

  •
  the availability and cost of skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants;

  •
  the availability and cost of appropriate smelting and refining arrangements;

  •
  the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;

  •
  the availability of funds to finance construction and development activities;

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  industrial accidents;

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  mine failures, shaft failures or equipment failures;

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  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;

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  unusual or unexpected geological and metallurgic conditions;

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  exchange rate and commodity price fluctuations;

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  high rates of inflation;

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  potential opposition from non-governmental organizations, environmental groups or local groups, which may delay or prevent development activities; and

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  restrictions or regulations imposed by governmental or regulatory authorities, including with respect to environmental matters.

        The costs, timing and complexities of developing the projects may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, the cost of producing silver-bearing concentrates that are of acceptable quality to smelters may be significantly higher than expected. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, antimony, mercury, copper, iron, selenium or other contaminants that, when present in high concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters. Silver-bearing concentrates at our Sunshine Mine historically were known to contain relatively high percentages of arsenic and antimony. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the mineral properties.

Our operations involve significant risks and hazards inherent to the mining industry.

        Our operations involve the operation of large machines, heavy mobile equipment and drilling equipment. Hazards such as adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fire and natural phenomena such as inclement weather conditions, floods and earthquakes are inherent risks in our operations. Hazards inherent to the mining industry can cause injuries or death to employees, contractors or other persons at our mineral properties, severe damage to and destruction of our property, plant and equipment, and contamination of, or damage to, the environment, and can result in the suspension of our exploration activities and future development and production activities. While the Company aims to maintain best safety practices as part of its culture, safety measures implemented by us may not be successful in preventing or mitigating future accidents.

        In addition, from time to time we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at our properties or otherwise in connection with our operations. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.

We may be materially and adversely affected by challenges relating to slope and stability of underground openings.

        Our underground mines get deeper and our waste and tailings deposits increase in size as we continue with and expand our mining activities, presenting certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our operations and stated mineral reserves could be negatively affected. We have taken the actions we determined to be proper in order to maintain the stability of underground openings, but additional action may be required in the future. Unexpected failures or additional requirements to prevent such failures may adversely affect our costs and expose us to health and safety and other liabilities in the event of an accident, and in turn materially and adversely affect the results of our operations and financial condition, as well as potentially have the effect of diminishing our stated mineral reserves.

The mining industry is very competitive.

        The mining industry is very competitive. Much of our competition is from larger, established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.

Deliveries under a sales agreement with Ocean Partners and other customer concentrate sales agreements may be suspended or cancelled by our customers in certain cases.

        Under a sales agreement with Ocean Partners USA Inc. ("Ocean Partners") and other customer concentrate sales agreements, our customers may suspend or cancel delivery of our products in some cases, such as force majeure. Events of force majeure under these agreements generally include, among others, acts of God, strikes, fires, floods, wars, government actions or other events that are beyond the control of the parties involved. Any suspension or cancellation by our customers of deliveries under our sales contracts that are not replaced by deliveries under new contracts would reduce our cash flow and could materially and adversely affect our financial condition and results of operations.

The title to some of the mineral properties may be uncertain or defective, thus risking our investment in such properties.

        Under the laws of Mexico, mineral resources belong to the state, and government concessions are required to explore for or exploit mineral reserves. Mineral rights derive from concessions granted, on a discretionary basis, by the Ministry of Economy, pursuant to the Mexican mining law and the regulations thereunder. While we and the LGJV hold title to the mineral properties, including the Cerro Los Gatos Mine, in Mexico through these government concessions, there is no assurance that title to the concessions comprising the Cerro Los Gatos Mine or our or the LGJV's other properties will not be challenged or impaired. The Los Gatos concession is held by us subject to the terms of an agreement with the original holder of that concession. The Cerro Los Gatos Mine and our or the LGJV's other properties may be subject to prior unregistered agreements, interests or native land claims, and title may be affected by such undetected defects. A title defect on any of our mineral properties (or any portion thereof) could adversely affect our ability to mine the property and/or process the minerals that we mine.

        The mineral properties' mining concessions in Mexico may be terminated if the obligations to maintain the concessions in good standing are not satisfied, including obligations to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. In addition to termination, failure to make timely concession maintenance payments and otherwise comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.

        Certain of our United States mineral rights consist of "patented" and "unpatented" mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the General Mining Law. Also, unpatented mining claims and related rights, including rights to use the surface, are subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

        The Sunshine Mine is part of a historic mining district that was established prior to 1900. The history of ownership of the properties comprising the Sunshine Mine is complex and involves numerous individuals and entities. In addition, title to many of the mineralized veins at the Sunshine Mine is based on ownership of the patented claims within which those veins have their apex, as under the General Mining Law, the owner of a mining claim within which a mineralized vein has its apex owns the so-called "extralateral rights" to that vein as it may extend downward outside the vertical boundaries of the claim. As the vein extends downward, however, its actual location becomes less and less certain. As a result, ownership of these mineralized veins often becomes more a question of geology than of public records. Over the years, because of the age of the district and the existence of extralateral rights that render title to the actual minerals beneath any particular claim more uncertain, our predecessors and adjoining landowners entered into several agreements establishing boundary lines between claims, dividing ownership of portions of claims, agreeing to the sharing of ore produced from mineralized veins within claims, and agreeing to joint exploration and development activities on certain claims. There can be no assurance that our predecessors successfully consolidated the properties at the Sunshine Mine so that third parties will not make claims to our properties or a share of some portion of any mineral production in the future or that we have identified every agreement establishing our property rights.

        With respect to several of the unpatented mining claims at the Sunshine Mine, we own the mineral estate but not the surface estate. Although we expect we would continue the development of the Sunshine Mine as an underground mine, which would not require us to make use of the surface of those unpatented claims where we do not own the surface estate, as we develop our mine plan for the Sunshine Mine and as that plan changes over time, there can be no assurance that we will not need to use the surface of portions of those claims. If that need arises, there can be no assurance that the owners of the surface estate of any of those claims will recognize our common law rights or be willing to enter into agreements with us to allow for such surface use.

        Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. We rely on title information and/or representations and warranties provided by our grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the property. In addition, if we mine on property without the appropriate title, we could incur liability for such activities. While we have received a title opinion in relation to the Los Gatos District dated as of November 5, 2019, such opinion is not a guarantee of title and such title may be challenged.

We do not currently intend to enter into hedging arrangements with respect to silver and other minerals and our hedging activities, or our decision not to hedge, with respect to our expenses could expose us to losses. We are also subject to risks relating to fluctuations in the exchange rate of the Mexican peso to the U.S. dollar.

        We do not currently intend to enter into hedging arrangements with respect to silver and other minerals. As such, we will not be protected from a decline in the price of silver and other minerals. This strategy may have a material adverse effect upon our financial performance, financial position and results of operations.

        We report our financial statements in U.S. dollars. A portion of our costs and expenses are incurred in Mexican pesos. As a result, any significant and sustained appreciation of the Mexican peso against the U.S. dollar may materially increase our costs and expenses. Additionally, we are, and will be, exposed to the potentially adverse effects of fluctuations in input costs, such as diesel fuel, and if we borrow funds at floating interest rates. We may seek to enter into hedging arrangements to hedge some of our input costs, such as diesel fuel, and our currency exposure with respect to the portion of our costs and expenses incurred in Mexican pesos. In the future we may also seek to enter into interest rate hedge agreements in connection with future indebtedness we may incur that bears interest at a floating rate. We currently, however, have not entered into any such hedging arrangements, or made a decision to do so, and cannot assure you that we will be able to do so on acceptable terms, or at all. Even if we seek and are able to enter into hedging contracts, there is no assurance that such hedging program will be effective, and any hedging program would also prevent us from benefitting fully from applicable input cost or rate decreases. In addition, we may in the future experience losses if a counterparty fails to perform under a hedge arrangement.

Our insurance may not provide adequate coverage.

        Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to, or destruction of, our mineral properties or production facilities, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability.

        Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. In addition, we do not carry business interruption insurance relating to our properties. Accordingly, delays in returning to any future production could produce near-term severe impact to our business. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.

Our business is sensitive to nature and climate conditions.

        A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of our business locations. In addition, the physical risks of climate change may also have an adverse effect on our operations. Extreme weather events have the potential to disrupt our exploration at our mines and may require us to make additional expenditures to mitigate the impact of such events.

Suitable infrastructure may not be available or damage to existing infrastructure may occur.

        Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of our projects. If adequate infrastructure is not available in a timely manner, we cannot assure you that the exploitation or development of our projects will be commenced or completed on a timely basis, or at all, or that the resulting operations will achieve the anticipated production volume, or that the construction costs and operating costs associated with the exploitation and/or development of our projects will not be higher than anticipated. In addition, extreme weather phenomena, sabotage, vandalism, government, non-governmental organization and community or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability.

If we are unable to retain key members of management, our business might be harmed.

        Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team, including our Executive Chairman and Chief Executive Officer. We depend on a relatively small number of key officers, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis. The loss of any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that we will be able to attract and retain personnel to sufficiently staff our development and operating teams.

The prices of silver, zinc and lead are subject to change and a substantial or extended decline in the prices of silver, zinc and lead could materially and adversely affect our revenues and the value of our mineral properties.

        Our business and financial performance will be significantly affected by fluctuations in the prices of silver, zinc and lead. The prices of silver, zinc and lead are volatile, can fluctuate substantially and are affected by numerous factors that are beyond our control. Since January 1, 2018, the LBMA price of silver ranged from a low of $13.97 per ounce on November 14, 2018 to a high of $19.31 per ounce on September 4, 2019; the LME Official Settlement zinc price ranged from a low of $2,211 per tonne ($1.00 per pound) on September 3, 2019 to a high of $3,618 per tonne ($1.64 per pound) on February 16, 2018; the LME Official Settlement lead price ranged from a low of $1,768 per tonne ($0.80 per pound) on May 14, 2019 to a high of $2,683 per tonne ($1.22 per pound) on February 2, 2018. Prices are affected by numerous factors beyond our control, including:

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  prevailing interest rates and returns on other asset classes;

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  expectations regarding inflation, monetary policy and currency values;

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  speculation;

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  governmental and exchange decisions regarding the disposal of precious metals stockpiles, including the decision by the CME Group, the owner and operator of the futures exchange, to raise silver's initial margin requirements on futures contracts;

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  political and economic conditions;

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  available supplies of silver, zinc and lead from mine production, inventories and recycled metal;

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  sales by holders and producers of silver, zinc and lead; and

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  demand for products containing silver, zinc and lead.

        Because we expect to derive the substantial majority of our revenues from sales of silver, zinc and lead, our results of operations and cash flows will fluctuate as the prices increase or decrease. A sustained period of declining prices would materially and adversely affect our financial performance, financial position and results of operations.

Changes in the future demand for the silver, zinc and lead we produce could adversely affect our future sales volume and revenues.

        Our future revenues will depend, in substantial part, on the volume of silver, zinc and lead we sell and the prices at which we sell, which in turn will depend on the level of industrial and consumer demand. Demand for silver is mostly driven by its general perception as a store of value as well as its uses in industrial processes and products, such as batteries, bearings, brazing and soldering, catalysts, electronics and photographic material, and its use by direct consumers, such as for jewelry, silverware and coins. See "Silver Industry Overview." An increase in the production of silver worldwide or changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for silver. Increased demand for substitute materials may be either technologically induced, when technological improvements render alternative products more attractive for first-use or end-use than silver or allow for reduced application of silver, or price induced, when a sustained increase in the price of silver leads to partial substitution for silver by a less expensive product or reduced application of silver. Demand for zinc is primarily driven by the demand for galvanized steel; used in construction, automobile and other industrial applications. Demand for lead is primarily driven by the demand for batteries; used in vehicles, emergency systems and other industrial battery application. Any substitution of these materials may decrease the demand for the silver, zinc and lead we produce. A fall in demand, resulting from economic slow-downs or recessions or other factors, could also decrease the volume of silver, zinc and lead we sell and therefore materially and adversely impact our results of operations and financial condition.

We may fail to identify attractive acquisition candidates or joint ventures with strategic partners or may fail to successfully integrate acquired mineral properties or successfully manage joint ventures.

        As part of our development strategy, we may acquire additional mineral properties or enter into joint ventures with strategic partners. However, there can be no assurance that we will be able to identify attractive acquisition or joint venture candidates in the future or that we will succeed at effectively managing their integration or operation. In particular, significant and increasing competition exists for mineral acquisition opportunities throughout the world. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, metals as well as in entering into joint ventures with other parties. If the expected synergies from such transactions do not materialize or if we fail to integrate them successfully into our existing business or operate them successfully with our joint venture partners, or if there are unexpected liabilities, our results of operations could be adversely affected.

        Pursuant to the Unanimous Omnibus Partner Agreement, we and Dowa must jointly approve of certain major decisions involving the LGJV, including decisions relating to the merger, amalgamation or restructuring of the LGJV and key strategic decisions, including with respect to expansion, among others. If we are unable to obtain the consent of Dowa, we may be unable to make decisions relating to the LGJV that we believe are beneficial for its operations, which may materially and adversely impact our results of operations and financial condition.

        In connection with any future acquisitions or joint ventures, we may incur indebtedness or issue equity securities, resulting in increased interest expense or dilution of the percentage ownership of existing shareholders. Unprofitable acquisitions or joint ventures, or additional indebtedness or issuances of securities in connection with such acquisitions or joint ventures, may adversely affect the price of our common stock and negatively affect our results of operations.

Our information technology systems may be vulnerable to disruption, which could place our systems at risk from data loss, operational failure or compromise of confidential information.

        We rely on various information technology systems. These systems remain vulnerable to disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware, and similar malware, misappropriation of data by outside parties, and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and we may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, or disclosure of confidential information, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our cash flows, financial condition or results of operations. Although to date we have not experienced any material losses relating to cyberattacks or other information security breaches, there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance any protective measures or to investigate and remediate any security vulnerabilities.

We may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations.

        We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations. See "Business—Legal Proceedings."

We are subject to the risk of labor disputes, which could adversely affect our business.

        Although we have not experienced any significant labor disputes in recent years, there can be no assurances that we will not experience labor disputes in the future, including protests, blockades and strikes, which could disrupt our business operations and have an adverse effect on our business and results of operation. Although we consider our relations with our employees to be good, there can be no assurance that we will be able to maintain a satisfactory working relationship with our employees in the future.

We have debt and may incur further debt in the future, which could adversely affect our financial health, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment.

        The LGJV has debt service obligations pursuant to the agreements governing its outstanding debt. As of September 30, 2019, the LGJV has $219.4 million outstanding under a term loan agreement with Dowa, dated July 11, 2017, as amended from time to time (the "Dowa Term Loan") and $60.6 million outstanding under a working capital facility agreement with Dowa, dated May 30, 2019 (the "Los Gatos Working Capital Facility" and, together with the Dowa Term Loan, the "Dowa Debt Agreements"). In connection with entering into the Los Gatos Working Capital Facility, on April 16, 2019, we made a capital contribution to the LGJV of $18.2 million, which was used to repay a portion of another loan that the LGJV had with Dowa (the "MPR Loan") and Dowa agreed to convert the remaining balance under the MPR Loan in exchange for an approximate 18.5% of the equity interest of the LGJV, reducing our ownership in the LGJV to approximately 51.5%. For more information, see "Management's Discussion and Analysis of financial Condition and Results of Operations—Liquidity and Capital Resources—Dowa Debt Agreements."

        The Dowa Debt Agreements contain certain covenants and restrictions relating to the LGJV's use of the borrowings under such facilities, including: requiring the LGJV to use a substantial portion of funds from operations to make required payments of principal and interest, to retain certain levels of funds in reserve accounts and to accelerate repayment of the Dowa Term Loan for 70% of excess cash flows, as defined in the Dowa Debt Agreements. These covenants and restrictions will reduce funds available for operations and capital expenditures, future business opportunities, future dividends to us and other purposes; making the LGJV more vulnerable to economic and industry downturns and reducing flexibility in responding to changing business and economic conditions; limiting flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; placing us at a competitive disadvantage compared to our competitors that have less debt; limiting our ability to borrow more money for operations and sustaining capital or to finance acquisitions in the future; or requiring us to make future capital contributions to the LGJV, if needed, in order to make required payments of interest and principal. If we, as a 70.0% guarantor of the Dowa Term Loan and the Los Gatos Working Capital Facility, or the LGJV are unable to meet debt service obligations in the future, our financial position, financial performance and results of operations may be materially and adversely affected.

Our success depends on developing and maintaining relationships with local communities and stakeholders.

        Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our operations, including local indigenous people who may have rights or may assert rights to certain of our properties, and other stakeholders in our operating locations. We believe our operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. In addition, we seek to maintain partnerships and relationships with local communities. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrence could materially and adversely affect our business, financial condition or results of operations.

Our directors may have conflicts of interest as a result of their relationships with other mining companies.

        Our directors are also directors, officers and shareholders of other companies that are similarly engaged in the business of developing and exploiting natural resource properties. Consequently, there is a possibility that our directors may be in a position of conflict in the future.

Risks Related to Government Regulations and International Operations

The U.S. and Mexican governments, as well as state and local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation could increase those costs or limit our ability to produce silver and other metals.

        The mining industry is subject to increasingly strict regulation by federal, state and local authorities in the United States and Mexico, including in relation to:

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  limitations on land use;

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  mine permitting and licensing requirements;

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  reclamation and restoration of properties after mining is completed;

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  management of materials generated by mining operations; and

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  storage, treatment and disposal of wastes and hazardous materials.

        The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges and other environmental matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations, could be materially and adversely affected. See "Business—Environmental, Health and Safety Matters."

        Any new legislation or administrative regulations or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial performance, financial position and results of operations.

        In addition, the operation of our Sunshine Mine in the United States is subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Administration ("OSHA") under the Occupational Safety and Health Act of 1970. MSHA and OSHA inspect the Sunshine Mine on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Subsequent to passage of the Mine Improvement and New Emergency Response Act of 2006, the number of violations cited by the MSHA has significantly increased, as have the dollar penalties associated with those citations.

        The Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology Standards. Our operations at the Mexican properties also require us to obtain local authorizations and, under the Agrarian Law, to comply with the uses and customs of communities located within the properties. Mining, environmental and labor authorities may inspect our Mexican operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute.

        If inspections in the United States or Mexico result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.

The Mexican operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations.

        In addition to the Cerro Los Gatos Mine, a significant mining project in the Los Gatos District, the LGJV also has two other exploration properties in Mexico, and is subject to significant risks inherent in exploration and resource extraction by foreign companies in Mexico. Exploration, development, production and closure activities in Mexico are potentially subject to heightened political, economic, regulatory and social risks that are beyond our control. These risks include:

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  the possible unilateral cancellation or forced re-negotiation of contracts and licenses;

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  unfavorable changes in laws and regulations;

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  royalty and tax increases;

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  claims by governmental entities or indigenous communities;

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  expropriation or nationalization of property;

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  political instability;

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  fluctuations in currency exchange rates;

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  social and labor unrest, organized crime, hostage taking, terrorism and violent crime;

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  uncertainty regarding the enforceability of contractual rights and judgments; and

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  other risks arising out of foreign governmental sovereignty over areas in which our mineral properties are located.

        Local economic conditions also can increase costs and adversely affect the security of our operations and the availability of skilled workers and supplies. Higher incidences of criminal activity and violence in the area of some of our properties could adversely affect the LGJV's ability to operate in an optimal fashion or at all, and may impose greater risks of theft and higher costs, which would adversely affect results of operations and cash flows.

        In addition, acts of civil disobedience are common in Mexico. In recent years, many mining companies have been targets of actions to restrict their legally-entitled access to mining concessions or property. Such acts of civil disobedience often occur with no such warning and can result in significant direct and indirect costs. We cannot provide assurance that there will be no disruptions to site access in the future, which could adversely affect our business.

        Additionally, the right to export silver-bearing concentrate and other metals may depend on obtaining certain licenses, which could be delayed or denied at the discretion of the relevant regulatory authorities, or meeting certain quotas. Furthermore, the United States has recently instituted or proposed other changes in trade policies that include the negotiation or termination of trade agreements, including the North America Free Trade Agreement ("NAFTA"), economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. The United States has also negotiated a replacement trade deal for NAFTA with Mexico and Canada, known as the United States-Mexico-Canada Agreement, which has not yet been ratified by all three countries. It may be time-consuming and expensive for us to alter our operations in order to adapt to or comply with any such changes. If the United States were to withdraw from or materially modify NAFTA or other international trade agreements to which it is a party, or if other countries imposed or increased tariffs on the minerals we may extract in the future, the costs of such products could increase significantly. Any of these conditions could lead to lower productivity and higher costs, which would adversely affect our financial performance, financial position and results of operations. Generally, our operations may be affected in varying degrees by changing government regulations in the United States and/or Mexico with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of products and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of mineral property, foreign investment, maintenance of concessions, licenses, approvals and permit, environmental matters, land use, land claims of local indigenous people and workplace safety.

        Such developments could require us to curtail or terminate operations at our mineral properties in Mexico, incur significant costs to meet newly-imposed environmental or other standards, pay greater royalties or higher prices for labor or services and recognize higher taxes, which could materially and adversely affect our results of operations, cash flows and financial condition. Furthermore, failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

        We continue to monitor developments and policies in Mexico and assess the impact thereof on our operations; however, such developments cannot be accurately predicted and could have an adverse effect on our business, financial condition and results of operations.

We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.

        Mining companies, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew. In connection with our current and future operations, we must obtain and maintain a number of permits that impose strict conditions, requirements and obligations, including those relating to various environmental and health and safety matters. To obtain, maintain and renew certain permits, we have been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing our mineral properties. Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. For example, we may be required to upgrade our wastewater treatment system in connection with the renewal of our National Pollutant Discharge Elimination System ("NPDES") permit for the Sunshine Mine. In addition, we may be required to obtain new permits to expand our operations, and the grant of such permits may be subject to an expansive governmental review of our operations. Alternatively, we may not be successful in obtaining such permits, which could prevent us from commencing, continuing or expanding operations or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with our existing permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties, which can delay or prevent receipt of needed permits. In addition, the permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental impact analyses, could have a material adverse effect on our business, results of operations and financial condition.

        In addition, in regard to the Cerro Los Gatos Mine, the Los Gatos District and other Mexican projects, Mexico has adopted laws and guidelines for environmental permitting that are similar to those in effect in the United States and South American countries. We are currently operating under permits regulating mining, processing, use of explosives, water use and discharge and surface disturbance in relation to the Los Gatos District and Santa Valeria and San Jose de Minas properties. In addition, we will be required to apply for corresponding authorizations prior to any production at our other Mexican properties and there can be no certainty as to whether, or the terms under which, such authorizations will be granted or renewed. Any failure to obtain authorizations and permits, or other authorization or permitting delays or conditions, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.

        We are subject to environmental laws, regulations and permits in the various jurisdictions in which we operate, including those relating to, among other things, the removal and extraction of natural resources, the emission and discharge of materials into the environment, including plant and wildlife protection, remediation of soil and groundwater contamination, reclamation and closure of properties, including tailings and waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Pursuant to such requirements, we may be subject to inspections or reviews by governmental authorities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. In addition, if our noncompliance with such regulations were to result in a release of hazardous materials into the environment, such as soil or groundwater, we could be required to remediate such contamination, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.

        We could be liable for any environmental contamination at, under or released from our or our predecessors' currently or formerly owned or operated properties or third-party waste disposal sites, including the Bunker Hill Superfund Site. See "Business—Environmental, Health and Safety Matters—Hazardous Substance and Waste Management" for further information. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.

        Our costs, liabilities and obligations relating to environmental matters could have a material adverse effect on our financial performance, financial position and results of operations.

Periodically, legislation is proposed that could adversely affect the mining industry.

        Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the U.S. General Mining Law of 1872, which governs the unpatented claims that we control with respect to the Sunshine Mine. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on the Sunshine Mine. Other bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair our ability to develop mineral estimates on unpatented mining claims. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims. Passage of such legislation could adversely affect our business.

We may be responsible for anti-corruption and anti-bribery law violations.

        Our operations are governed by, and involve interactions with, various levels of government in foreign countries. We are required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act (the "FCPA") and similar laws in Mexico. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls. Because our interests are located in Mexico, there is a risk of potential FCPA violations.

        In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. A company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors or third-party agents will comply strictly with all such applicable laws. If we become subject to an enforcement action or we are found to be in violation of such laws, this may have a material adverse effect on our reputation and may possibly result in significant penalties or sanctions, and may have a material adverse effect on our cash flows, financial condition or results of operations.

We may be required by human rights laws to take actions that delay our operations or the advancement of our projects.

        Various international and national laws, codes, resolutions, conventions, guidelines and other materials relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that governments consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose our current and future operations or further development or new development of our projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our reputation. Opposition by such groups to our operations may require modification of, or preclude the operation or development of, our projects or may require us to enter into agreements with such groups or local governments with respect to our projects, in some cases causing considerable delays to the advancement of our projects.

Risks Related to This Offering and Our Common Stock

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock price in the market may not exceed the offering price.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NYSE, the TSX or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if it does develop, may not continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

The market price of our common stock may be volatile, which could result in substantial losses for you.

        The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters. This initial public offering price may vary from the market price of our common stock after this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:

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  failure to identify mineral reserves at our properties;

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  failure to achieve production at our mineral properties;

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  actual or anticipated changes in the price of silver and base metal by-products;

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  fluctuations in our quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to us;

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  changes in market valuations of similar companies;

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  success or failure of competitor mining companies;

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  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

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  sales of large blocks of our common stock;

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  announcements by us or our competitors of significant developments, contracts, acquisitions or strategic alliances;

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  changes in regulatory requirements and the political climate in the United States, Mexico or both;

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  litigation involving our Company, our general industry or both;

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  additions or departures of key personnel;

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  investors' general perception of us, including any perception of misuse of sensitive information;

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  changes in general economic, industry and market conditions;

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  accidents at mining properties, whether owned by us or otherwise;

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  natural disasters, terrorist attacks and acts of war; and

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  our ability to control our costs.

        In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

        The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

        If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be both costly to defend against and a distraction to management.

Our anti-takeover defense provisions may cause our common stock to trade at market prices lower than it might absent such provisions.

        Our Board of Directors has the authority to issue blank check preferred stock. Additionally, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that we will adopt prior to the closing of this offering will contain several provisions that will apply after Electrum, or any person which is an express assignee or designee of Electrum, ceases to own in the aggregate more than 50% of our outstanding common stock. These provisions may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These include provisions setting forth advance notice procedures for shareholders' nominations of directors and proposals of topics for consideration at meetings of shareholders, provisions restricting shareholders from calling a special meeting of shareholders or requiring one to be called, provisions limiting the ability of shareholders to act by written consent and provisions requiring a 66.67% shareholder vote to amend our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Our Amended and Restated Certificate of Incorporation will also provide that Section 203 of the Delaware General Corporation Law ("DGCL"), which relates to business combinations with interested shareholders, will not apply to us until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which time we will be governed by those provisions. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock. In addition, these provisions may cause our common stock to trade at a market price lower than it might absent such provisions.

You will suffer immediate and substantial dilution as a result of this offering.

        The initial public offering price per share of our common stock is substantially higher than our net tangible book value per share immediately after this offering. As a result, if you purchase shares in this offering, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities, and any additional financing in the future may cause further dilution to our existing shareholders and there can be no assurance that any future additional financing will be on terms that are favorable to us or our shareholders. At an offering price of $            per share, which is the midpoint of the offering price range set forth on the front cover of this prospectus, you will incur immediate and substantial dilution of your investment in the amount of $            per share. See "Dilution."

Future sales of our common stock after the lock-up period has expired, or the perception that such sales may occur, could depress our common stock price.

        After this offering, we will have                shares of common stock outstanding (or                shares of common stock outstanding if the underwriters' over-allotment option is exercised in full). This includes the shares of common stock we are selling in this offering, which may generally be resold in the public market immediately after this offering. We expect that the remaining shares of common stock, representing        % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading "Shares Eligible for Future Sale." All of our directors and executive officers, and the holders of substantially all of our common stock, have signed lock-up agreements for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us.                may, in its sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, and we will enter into a registration rights agreement with substantially all our shareholders in connection with this offering. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.

        In addition, immediately following this offering, we intend to file a registration statement registering under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), the shares of common stock reserved for issuance in respect of incentive awards to our directors and certain of our employees. This would result in approximately                 shares of common stock underlying options and DSUs vested as of the date of this prospectus being available for resale into the public markets, if such options were exercised, and shares issued pursuant to the DSUs after the expiration of lock-up agreements to which substantially all of those shares would be subject.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain all future earnings, if any, to finance our business. The payment of any future dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See "Dividend Policy."

Certain non-U.S. investors may be subject to U.S. income tax with respect to gain on dispositions of our common stock if we are or become a U.S. real property holding corporation.

        Based on our estimates of the current relative fair market values of our U.S. real property interests and other assets, we believe that we are not currently a U.S. real property holding corporation ("USRPHC"), for U.S. federal income tax purposes. However, both because the determination of the value of our mineral assets is uncertain and requires the use of subjective estimates and because the relative fair market values of our assets will likely fluctuate over time (based on, for example, the results of the exploration and development of our properties), there can be no assurance that we are not, or will not become, a USRPHC. If we are or have been a USRPHC, certain non-U.S. investors will generally be subject to U.S. federal income tax on gain realized on a sale or other disposition of our common stock. However, for so long as our common stock is regularly traded on an established securities market (such as the NYSE), a non-U.S. investor will not recognize gain that is subject to U.S. federal income tax on a sale of our common stock under the rules applicable to USRPHCs unless the investor actually or constructively owned more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the investor's holding period for our common stock. See "U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock—Gain on Disposition of Common Stock."

Electrum, MERS and their respective affiliates will continue to have substantial control over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or the Board of Directors.

        After this offering, Electrum will beneficially own, in the aggregate, approximately        % of our outstanding common stock (approximately        % if the underwriters' over-allotment option is exercised in full). In addition, following this offering and assuming no exercise by the underwriters of their over-allotment option, MERS will beneficially own, in the aggregate, approximately        % of our outstanding common stock (approximately        % if the underwriters' over-allotment option is exercised in full). In connection with this offering, we intend to enter into a shareholders agreement with Electrum and MERS pursuant to which Electrum and MERS will have certain director nomination rights. The shareholders agreement will also provide that Electrum approval must be obtained prior to us engaging in certain actions. See "Certain Relationships and Related Party Transactions—Shareholders Agreement." As a result, Electrum will have the ability to control the management and affairs of our Company and will have control over the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets.

        Our concentration of ownership and shareholders agreement may harm the market price of our common stock by, among other things:

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  delaying, deferring or preventing a change of control, even at a per share price that is in excess of the then-current price of our common stock;

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  impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or

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  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.

As long as Electrum owns a majority of our common stock, we may rely on certain exemptions from the corporate governance requirements of the NYSE available to "controlled companies."

        Upon the completion of this offering, we will be a "controlled company" within the meaning of the corporate governance requirements of the NYSE because Electrum will continue to own more than 50% of our outstanding common stock. As a controlled company, we will be exempt from certain corporate governance requirements, including requirements that a majority of the Board of Directors consist of independent directors and having a compensation committee and a nominating/corporate governance committee that is composed entirely of independent directors. Notwithstanding the foregoing, we do not intend to take advantage of this exemption, and we currently expect that our Board of Directors and Compensation and Nominating Committee will meet the director independence requirements under the NYSE and TSX corporate governance requirements applicable to a company that is not a "controlled company." If in the future we elect to rely on "controlled company" exemptions, you may not have certain of the protections afforded to shareholders of companies that are required to comply with all of the corporate governance requirements of the NYSE and the TSX.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members, which could make it difficult to manage our business, particularly after we are no longer an "emerging growth company."

        Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (the "SEC"). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.

        As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, applicable Canadian securities laws and regulations, the listing requirements of the NYSE and the TSX and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting to meet this standard, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join us and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could adversely affect our business and operating results.

        As an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

        We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following January 1.

        We also expect that being a public company and complying with these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation and nominating committee, and qualified executive officers.

        As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

        We may be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal controls over financial reporting.

        We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we will be unable to assert that our internal controls are effective.

        If we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

        We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an "emerging growth company" as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. We will remain an "emerging growth company" for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following January 1. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our Amended and Restated Certificate of Incorporation and shareholders agreement contain a provision renouncing our interest and expectancy in certain corporate opportunities.

        Our Amended and Restated Certificate of Incorporation and shareholders agreement provide for the allocation of certain corporate opportunities between us and Electrum and MERS. Under these provisions, neither Electrum nor MERS, their affiliates and subsidiaries, nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. For instance, a director of our Company who is not employed by us and also serves as a director, officer or employee of Electrum or MERS or any of their subsidiaries or affiliates may pursue certain acquisition or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our financial performance, financial position and results of operations if attractive corporate opportunities are allocated by Electrum or MERS to themselves or their subsidiaries or affiliates instead of to us. The terms of our Amended and Restated Certificate of Incorporation are more fully described in "Description of Capital Stock" and the terms of our shareholders agreement are more fully described in "Certain Relationships and Related Party Transactions—Shareholders Agreement."

If securities or industry analysts downgrade recommendations regarding our stock, the price and trading volume of our stock could decline.

        The research and reports that securities or industry analysts publish about us or our business may vary widely and may not predict accurate results but will likely have an impact on the trading price of our common stock. If one or more of the analysts that cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline rapidly, and such decline could be material.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        We currently intend to use the net proceeds from this offering in the manner described in "Use of Proceeds" and will have broad discretion in the application of a significant part of the net proceeds from this offering. Our failure to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our stock to decline, and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." Those statements include, but are not limited to, statements with respect to production from the Cerro Los Gatos Mine, further exploration of the Los Gatos District and the further exploration and development of the Sunshine Complex, including a feasibility study to be completed at the Sunshine Complex, timing of expected production at the Sunshine Mine, the completion of a feasibility study at the Sunshine Complex, a feasibility study to be completed at the Cerro Los Gatos Mine for a 3,000 tpd production rate expansion, estimated calculations of mineral reserves and resources at our properties, results of the preliminary economic assessment on the Sunshine Complex, results of the feasibility study on the Cerro Los Gatos Mine, increasing our interest in the LGJV to 70.0%, our quality assurance/quality control protocols for our exploration drilling campaign at the Sunshine Mine, our business strategy, general administrative expenses, expected cost savings, estimates of tax liabilities, our prospects, plans and objectives, industry trends, our requirements for additional capital, expectations generally regarding the completion of the offering, the utilization of the net proceeds of the offering, treatment under applicable government regimes for permitting or attaining approvals, unanticipated reclamation expenses, government regulation, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, synergies of potential future acquisitions, expected actions of third parties, and limitations of insurance coverage, and our anticipated uses of the net proceeds from this offering. These statements may be under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Silver Industry Overview," "Business" and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as "may," "might," "could," "would," "achieve," "budget," "scheduled," "forecasts," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry.

        All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include the following:

  •
  our limited operating history on which to base an evaluation of our business and prospects;

  •
  our dependence on three principal projects for our future operations;

  •
  mineral reserve and mineral resource calculations at the Cerro Los Gatos Mine, the Sunshine Mine and the Los Gatos District are only estimates;

  •
  actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated;

  •
  we may require additional financing in the future to bring the Sunshine Complex into sustained commercial operation;

  •
  the title to some of the mineral properties may be uncertain or defective;

  •
  changes in the prices of silver, zinc or lead;

  •
  claims and legal proceedings against us;

  •
  we have debt and may incur further debt in the future;

  •
  significant risk and hazards associated with mining operations;

  •
  our failure to identify attractive acquisition candidates or joint ventures with strategic partners or inability to successfully integrate acquired mineral properties or successfully manage joint ventures;

  •
  extensive regulation by the U.S. and Mexican governments as well as state and local governments;

  •
  the requirements that we obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process;

  •
  our Mexican operations are subject to additional political, economic and other uncertainties not generally associated with domestic operations;

  •
  exchange rate of the Mexican peso and the U.S. dollar;

  •
  our relationship with Electrum, MERS and their respective affiliates having substantial control over us; and

  •
  our exposure to material costs, liabilities and obligations as a result of environmental laws and regulations (including changes thereto) and permits.

        These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. Certain forward-looking statements are based on assumptions, qualifications and procedures which are set out only in the Los Gatos Technical Report and the Sunshine Mine Technical Report. For a complete description of assumptions, qualifications and procedures associated with such information, reference should be made to the full texts of the Los Gatos Technical Report and Sunshine Mine Technical Report.

 USE OF PROCEEDS

        We will receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to allocate the proceeds as follows:

In millions
Repurchase of an approximate 18.5% interest in the Los Gatos Joint Venture(1)	$
Los Gatos District Exploration (SSMRC 70.0% Contribution)
Acquire a Portion of the Los Gatos Working Capital Facility
Feasibility Study for a 3,000 tpd production rate expansion at the Cerro Los Gatos Mine (SSMRC 70.0% Contribution)
Sunshine Mine Definition Drilling & Feasibility Study
Working Capital and General Corporate Purposes(2)

Total	$

(1)
SSMRC intends to use $         million to exercise its right to repurchase an approximate 18.5% interest in the Los Gatos Joint Venture from Dowa, increasing SSMRC's ownership to 70.0%. See "Prospectus Summary—Business Strategy—The Proceeds from This Offering Will Initially Be Used for Immediate Value-Enhancing Initiatives."

(2)
General corporate purposes could include, without limitation, general and administrative expenses, working capital funding, additional exploration expense, upgrades to infrastructure at the Sunshine Mine, costs associated with negotiating a modification to certain royalty agreements at the Sunshine Complex and other capital investment at our existing properties or through acquisitions.

        While we currently anticipate that we will use the net proceeds from this offering as described above, we may reallocate the net proceeds from time to time depending upon market and other conditions in effect at the time. We had negative operating cash flow for the nine months ended September 30, 2019 and the year ended December 31, 2018, and we anticipate that the holding costs at the Sunshine Complex and the general and administrative costs of our corporate office will cause negative operating cash flow in future periods. Pending the application of the net proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities or short-term deposits or shares of money market mutual funds.

 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Any determination to pay dividends to holders of our common stock in the future will be at the discretion of our Board of Directors and will depend upon such factors as our earnings levels, capital requirements, requirements under the DGCL and other factors as our Board of Directors deems relevant.

        Under the terms of the Los Gatos Working Capital Facility, we have established an escrow account and entered into an escrow agreement with Dowa in which the LGJV is required to deposit all dividends or distributions other than management fees until an aggregate amount equal to $20 million has been deposited into such account for the benefit of Dowa as a priority dividend. Following the payment of $20 million to Dowa, dividends from LGJV will be paid in accordance with the ownership percentage of the LGJV.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2019

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the sale by us of            shares of common stock pursuant to this offering, assuming an initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.

	September 30, 2019
	Actual	As Adjusted
Cash and cash equivalents	$15,598	$

Shareholders' equity
Common stock, $0.001 par value; 100,000,000 shares authorized; 80,646,832 shares outstanding, actual; shares outstanding, as adjusted	80
Paid-in capital	375,227
Accumulated deficit	(210,661)
Treasury stock, at cost, 289,177 shares, actual; shares, as adjusted	(1,027)
Unrealized gains on investments, net of tax	—
Total shareholders' equity	163,619

Total capitalization	$163,619	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, total shareholders' equity and total capitalization by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The foregoing assumes no exercise of the underwriters' over-allotment option or of outstanding stock options after                  , 2019 and excludes:

  •
                shares of common stock issuable upon the exercise of options granted through                  , 2019;

  •
                director stock units granted to directors, with each unit entitling the director to receive one share of common stock when the service to the company ends; and

  •
                additional shares of common stock reserved for future issuance under our Long Term Incentive Plan.

        See "Executive and Director Compensation—Stock Option Grants" and "Executive and Director Compensation—Director Compensation."

 DILUTION

        Our consolidated net tangible book value as of September 30, 2019 was $163.6 million or $2.03 per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the shares of common stock in this offering, at an assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, our consolidated net tangible book value as of September 30, 2019 would have been $        or $        per share. This represents an immediate increase in consolidated net tangible book value to existing shareholders of $        per share and an immediate dilution to new investors purchasing shares in this offering of $        per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Consolidated net tangible book value per share as of September 30, 2019	$2.03
Increase in consolidated net tangible book value per share attributable to new investors

Consolidated net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) our pro forma consolidated net tangible book value per share after this offering by $        and the dilution per share to new investors purchasing shares in this offering by $        , in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters' over-allotment option is exercised in full, our consolidated net tangible book value per share after giving effect to this offering would be $        , and the dilution per share in net tangible book value to new investors purchasing shares in this offering would be $        .

        The following table sets forth, as of September 30, 2019, the number of shares of common stock purchased from the Company, the total consideration paid, or to be paid, to the Company and the average price per share paid, or to be paid, by existing shareholders and by new investors purchasing shares in this offering, at an assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus:

	Shares Purchased			Total Consideration
	Number (in thousands)	Percent		Amount (in thousands)	Percent		Average Price Per Share
Existing shareholders			%	$		%	$
New investors							$

Total		100%		$	100%

        If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing shareholders would decrease to        % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to        % of the total number of shares of common stock outstanding after this offering.

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by $         million, $         million and $        , respectively, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

        The foregoing tables assume no exercise of the underwriters' over-allotment option or of outstanding stock options after                , 2019 and exclude:

  •
                  shares of common stock issuable upon the exercise of options granted through                , 2019;

  •
                  director stock units granted to directors, with each unit entitling the director to receive one share of common stock when the service to the company ends; and

  •
                  additional shares of common stock reserved for future issuance under our Long Term Incentive Plan.

        See "Executive and Director Compensation—Stock Option Grants" and "Executive and Director Compensation—Director Compensation." To the extent these options are exercised or DSUs are converted to shares of common stock, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

        We prepared the selected consolidated financial data using our consolidated financial statements for each of the periods presented. The selected consolidated financial data for each fiscal year in the three-year period ended December 31, 2018 and the balance sheet data as of December 31, 2018 and 2017 was derived from our audited consolidated financial statements appearing elsewhere in this prospectus.

        The selected consolidated financial data as of and for the nine months ended September 30, 2019 and for the nine months ended September 30, 2018 was derived from our unaudited interim condensed consolidated financial statements appearing elsewhere in this prospectus. In our opinion, such unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position. Results as of and for the nine months ended September 30, 2019 are not necessarily indicative of results that may be expected for the entire year.

        You should read this financial data in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
				(unaudited)
	(in thousands, except for share and per share amounts)
Statement of Loss Data:
Expenses:
Exploration	$1,709	$1,179	$856	$913	$968
Pre-development	2,527	2,408	2,084	1,701	1,804
General and administrative	4,396	6,494	5,001	3,528	3,034
Amortization	2,307	2,483	2,759	1,935	1,721

Total expenses	10,939	12,564	10,700	8,077	7,527
Dilution loss on affiliates	—	—	—	11,231	—
Equity loss in affiliates(1)	464	160	16,877	2,144	459
Net other expense	264	87	86	1,444	(22)

Loss before income taxes	11,667	12,811	27,663	22,896	7,964
Income tax benefit	(3)	—	(13)	—	(3)

Net Loss	$11,664	$12,811	$27,650	$22,896	$7,961

Net loss per share	$0.16	$0.19	$0.43	$0.30	$0.11

Weighted average shares outstanding	73,941,655	67,507,179	64,644,357	76,603,788	73,933,971

(1)
Represents the 70.0% loss pickup under the equity method of accounting for the years ended December 31, 2018, 2017 and 2016 and for the nine months ended September 30, 2018. Represents the 51.5% loss pickup under the equity method of accounting from May 30, 2019 to September 30, 2019 for the nine months ended September 30, 2019.

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
				(unaudited)
	(in thousands)
Cash Flow Data:
Net cash used by operating activities	$(6,654)	$(8,204)	$(5,748)	$(7,463)	$(4,870)
Net cash used by investing activities	(745)	(28,555)	(789)	(20,273)	(71)
Net cash provided by (used by) financing activities	(222)	42,678	(345)	39,877	(223)

	December 31, 2018	December 31, 2017	September 30, 2019
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,457	$11,078	$15,598
Total assets	146,561	156,015	167,171
Total liabilities	3,509	3,532	3,552
Total shareholders' equity	143,052	152,483	163,619

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations for the years ended December 31, 2018 and December 31, 2017 in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements involve risks and uncertainties. You should review "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for share and per share amounts.

Overview

        SSMRC is a U.S.-based precious metals production, development and exploration company with the objective of becoming a premier silver producer. The Company is currently focused on the production and continued development of the Cerro Los Gatos Mine, further exploration and development of the Los Gatos District and the advancement of our Sunshine Complex. The Cerro Los Gatos Mine and the Los Gatos District are contained within the LGJV. For the three years ended December 31, 2018, SSMRC held a 70.0% interest in the LGJV. In connection with the extinguishment of the MPR Loan on May 30, 2019, SSMRC currently holds an approximate 51.5% interest in the LGJV, but does not exercise control over the LGJV despite owning the majority interest, due to certain provisions contained in the joint venture agreement that currently require unanimous partner approval of all major operating decisions. The Company recognizes and presents its interest in the LGJV entities as investment in affiliates in SSMRC's consolidated balance sheets, and its share of the results of the LGJV as equity loss in affiliates in SSMRC's consolidated statements of loss and comprehensive loss.

  •
  The Cerro Los Gatos Mine, located within the Los Gatos District, Chihuahua, Mexico, consists of a 2,500 tpd polymetallic mine and processing facility that commenced production in August 2019. The Los Gatos Technical Report, which has an effective date of November 2019, estimates that the deposit contains 9.808 million diluted tonnes of proven and probable mineral reserves (or 5.051 million diluted tonnes of proven and probable mineral reserves on a 51.5% basis), with 3.171 million diluted tonnes of proven mineral reserves (or 1.633 million diluted tonnes of proven mineral reserves on a 51.5% basis) and 6.637 million diluted tonnes of probable mineral reserves (or 3.418 million diluted tonnes of probable mineral reserves on a 51.5% basis) at average grades of 247.39 g/t silver, 0.30 g/t gold, 0.10% copper, 2.28% lead and 4.75% zinc.

  •
  The Los Gatos District, located in Chihuahua, Mexico, is comprised of a 103,087-hectare land position, constituting a new mining district. The Los Gatos District consists of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—as well as 11 additional high-priority targets defined by high-grade drill intersections and over 150 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc epithermal mineralization. In August 2019, the LGJV commenced production at the Cerro Los Gatos Mine. A core component of the LGJV's business plan is to explore the highly prospective, underexplored Los Gatos District with the objective of identifying additional mineral deposits that can be mined and processed, possibly utilizing the Cerro Los Gatos Mine plant infrastructure.

  •
  The Sunshine Complex, located in the Coeur d'Alene Mining District in northeastern Idaho, United States, hosts one of the highest-grade known primary-silver deposits worldwide, with an estimated 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t. The Sunshine Complex is the only complete vertically integrated silver complex in North America. The Sunshine Mine Technical Report includes the results of an independent Initial Assessment (Preliminary Economic Assessment NI 43-101) on the Sunshine Mine, which indicates an economically robust silver project.

        The LGJV commenced production at the Cerro Los Gatos Mine in the third quarter of 2019 and, subject to the availability of financing, SSMRC expects to commence production at the Sunshine Mine in 2024. The Company believes that the anticipated net proceeds from this offering and its existing cash and cash equivalents will provide adequate funds to increase its joint venture ownership in the Los Gatos District from 51.5% to 70.0%; acquire a portion of the Los Gatos Working Capital Facility related to the Cerro Los Gatos Mine; conduct definitional drilling and a feasibility study at the Sunshine Complex; complete a feasibility study on expanding the production rate at the Cerro Los Gatos Mine to 3,000 tpd; conduct further exploration drilling in the Los Gatos District; and for ongoing corporate operations. We will require additional funding at a later date to rehabilitate the Sunshine Complex infrastructure, which, depending upon the circumstances, may be in the form of equity, various forms of debt, joint venture funding or some combination thereof. There can be no assurance that additional funds will be available to us on acceptable terms or at all.

Principal Projects

Cerro Los Gatos Mine & Los Gatos District

        The Los Gatos District is located approximately 120 kilometers south of the state capital, Chihuahua City, in northern Mexico and, to date, consists of a total of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—and 11 other mineralized zones with over 150 kilometers of outcropping quartz and calcite veins.

        Prior to SSMRC's initial acquisition of exploration concession rights in April 2006, very limited historical prospecting and exploration activities had been conducted in the Los Gatos District. The Company was able to acquire concessions covering approximately 103,087 hectares and, through its exploration, discovered a virgin silver region containing high-grade epithermal vein-style mineralization throughout the Los Gatos District concession package.

        In 2008, the Company negotiated surface access rights with local ranch owners and obtained the necessary environmental permits for drilling and road construction. Through 2015, the Company purchased all the surface lands required for the Cerro Los Gatos Mine development. Environmental baseline data collection began in May 2010 and was completed in 2016 and approved in 2017 to prepare for the development of future environmental studies required for the Cerro Los Gatos Mine. In 2014, the Company partnered with Dowa to establish the LGJV to finance and develop the Cerro Los Gatos Mine.

        The Company believes that it has strong support from the local community, with over 130 employees from the local community working across multiple areas involving the continued underground development, construction of the surface facilities and operation of the Cerro Los Gatos Mine. Over 99% of the approximately 450 employees at the Cerro Los Gatos Mine hail from Mexico, highlighting the Company's commitment to the local workforce.

        SSMRC's primary areas of focus have been constructing and commissioning the Cerro Los Gatos Mine and defining and expanding the mineral resources associated with the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit. As of September 30, 2019, 739 drill holes have been completed in the Los Gatos District, totaling 267,060 meters. The Los Gatos Technical Report estimates that the Cerro Los Gatos deposit contains 10.4 million tonnes of measured and indicated resources (or 5.4 million tonnes of measured and indicated resources on a 51.5% basis), at average grades of 269 g/t silver, 2.7% lead, 5.5% zinc, 0.34 g/t gold and 0.11% copper, and 3.7 million tonnes of inferred resources (or 1.9 million tonnes of inferred resources on a 51.5% basis), at average grades of 107 g/t silver, 2.8% lead, 4.0% zinc, 0.28 g/t gold and 0.14% copper.

        The Esther and Amapola Initial Assessment estimates that the Esther deposit contains 0.46 million tonnes of indicated resources (or 0.24 million tonnes of indicated resources on a 51.5% basis) at average grades of 133g/t silver, 0.04 g/t gold, 0.02% copper, 0.7% lead and 2.1% zinc, and 2.29 million tonnes of inferred resources (or 1.18 million tonnes of inferred resources on a 51.5% basis) at average grades of 98 g/t silver, 0.12 g/t gold, 0.05% copper, 1.6% lead and 3% zinc; and the Amapola deposit contains 0.25 million tonnes of indicated resources (or 0.13 million tonnes of indicated resources on a 51.5% basis) at average grades of 135 g/t silver, 0.1 g/t gold, 0.02% copper, 0.1% lead and 0.3% zinc, and 3.44 million tonnes of inferred resources (or 1.77 million tonnes of inferred resources on a 51.5% basis) at average grades of 140 g/t silver, 0.1 g/t gold, 0.03% copper, 0.2% lead and 0.3% zinc. Mineral resource estimates for the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit are presented on an undiluted in-situ basis.

        The Los Gatos Technical Report, which includes the results of the Los Gatos Feasibility Study and the Esther and Amapola Initial Assessment, has been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, with an effective date of November 2019.

        Since the acquisition of the Los Gatos District concession package, SSMRC, Dowa and the LGJV have invested $397 million in the development of the Cerro Los Gatos Mine. The Cerro Los Gatos Mine is currently ramping up production to the designed 2,500 tpd rate. The first lead concentrate was shipped on September 3, 2019, and the first zinc concentrate was shipped on September 4, 2019. We anticipate achieving the designed 2,500 tpd ore processing rate during the first quarter of 2020.

        As the Cerro Los Gatos Mine begins production, the Company intends to:

  •
  optimize the recently commissioned plant facilities at its designed 2,500 tpd rate;

  •
  produce and sell concentrate material containing zinc, lead, silver and gold metals to smelting facilities in Japan, Mexico and other locations;

  •
  initiate a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, on expanding the production rate from 2,500 to 3,000 tpd; and

  •
  perform additional in-fill and step-out drilling to further define mineral resources at the Cerro Los Gatos Mine.

        The Company's objectives at the Los Gatos District are to:

  •
  perform additional in-fill and expansion drilling to further define and expand mineralization at the Esther and Amapola deposits;

  •
  conduct social, environmental and technical work on the property with the objective of completing a scoping study on the Esther and Amapola deposits;

  •
  expand the exploration drilling program on the 14 mineralized zones within the Los Gatos District; and

  •
  continue to expand its interest in prospective mineral and surface rights.

        See "Business—Principal Projects—Cerro Los Gatos Mine & Los Gatos District."

100% Owned Sunshine Complex

        The Sunshine Mine, acquired by the Company in the first half of 2010, is located within the mining-friendly Coeur d'Alene Mining District in Idaho. As a past-producing mine that is currently an exploration-stage property, the Sunshine Mine is estimated to have produced over 365 million ounces of silver from 1884 to 2008. In 1990, the last year that the Sunshine Mine operated at full capacity, the mine produced approximately 5.4 million ounces of silver.

        The Sunshine Refinery last operated in October 2013 and has significant on-site infrastructure, including an operational electrowinning copper recovery system and a silver recovery system designed specifically for Sunshine Complex Cu-Ag concentrates, capable of producing 99.99% silver bullion, acceptable as good delivery on the COMEX. The Company plans to reinstate equipment to recover antimony.

        The Sunshine Complex has significant existing on-site infrastructure, including a COMEX-certified refinery, the operational primary Jewell shaft, which is being modernized and upgraded, and a secondary shaft, which is being refurbished, making the Sunshine Complex the only complete vertically integrated silver complex in North America. The Company's consolidated land position at the Sunshine Complex currently consists of approximately 4,113 hectares at the Sunshine Mine core property. The property has an abundant water supply, is connected to the electricity grid and is accessible by paved roads. The Company has all environmental permits in place to begin surface and sub-surface operations on the property, with the exception of construction permits, which will be applied for as needed as the Company begins construction activities.

        The underground workings at the Sunshine Complex consist of multiple levels of developed access from the primary Jewell shaft, extending from the surface to a depth of over 1,825 meters.

        Though a significant past-producing mine, the Company believes that the Sunshine Complex remains highly prospective. As a result, the Company has undertaken significant exploration of the property. Based on exploration activities conducted between 2011 and 2014, the Company discovered the new 10 vein, the West Chance Link vein and the South Yankee Boy Split vein, as well as the vertical extension of the Sunshine vein.

        The Sunshine Mine Technical Report is an Initial Assessment (Preliminary Economic Assessment NI 43-101) and has been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, with an effective date of November 2019. The Sunshine Mine Technical Report estimates that the Sunshine Complex has 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t.

        Using the proceeds from this offering, the Company's initial objectives at the Sunshine Complex are to complete definitional drilling and a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101.

        Since the acquisition, SSMRC has invested $139 million in the Sunshine Complex, with a focus on identifying additional resources, maintaining permits, acquiring the Sunshine Refinery and other material concessions and dewatering the mine to expected ore production levels. The Sunshine Complex properties will require significant time and capital investment before they return to production. The Company anticipates that it will continue to incur costs without realizing any revenues at the Sunshine Complex until at least late 2024. See "Business—The Sunshine Complex."

        Achievement of our objectives at the Cerro Los Gatos Mine, Los Gatos District and the Sunshine Complex is subject to a number of risks and uncertainties, several of which are beyond our control. We cannot assure you that we will successfully achieve our objectives at the Cerro Los Gatos Mine, the Los Gatos District, or the Sunshine Complex. See "Risk Factors—Risks Related to our Business and Industry" and "Risk Factors—Risks Related to Government Regulations and International Operations."

Operating Expenses

Exploration Expenses

        We conduct exploration activities on patented and unpatented mining claims in the United States and under mining concessions in Mexico. We expect exploration expenses to increase significantly as we continue to expand our exploration activities at the Sunshine Mine, the Los Gatos District and our other exploration properties. As additional access to the underground platforms at the Sunshine Mine is achieved, our exploration drilling costs will further increase. Our exploration expenses primarily consist of drilling costs, lease concession payments, assay costs and other geological and support costs at the Sunshine Mine and our other exploration properties.

Pre-development Expenses

        Our pre-development expenses primarily relate to mining infrastructure improvements the preparation of an Initial Assessment (Preliminary Economic Assessment NI 43-101) and scoping studies and care and maintenance activities at the Sunshine Complex. Our mining infrastructure improvement expenses include shaft repair, decline excavation and other underground development costs. Our care and maintenance expenses include facility and surface repair, utility costs and mine-dewatering costs.

General and Administrative Expenses

        Our general and administrative expenses consist of salaries and benefits, stock compensation, professional and consultant fees, insurance and other general administration costs. Our general and administrative expenses are expected to increase significantly as we prepare to operate as a public company. We expect higher costs related to salaries, benefits, stock compensation, legal fees, compliance and corporate governance, accounting and audit expenses, stock exchange listing fees, transfer agent and other shareholder-related fees, directors' and officers' and other insurance costs, and other administrative costs.

Equity Loss in Affiliates

        Our equity loss in affiliates relates to our proportional share of net income or loss incurred from the LGJV operating entities.

LGJV Arrangement Fee

        Our LGJV arrangement fee consists of arrangement fees related to the Dowa Term Loan and the Los Gatos Working Capital Facility. The arrangement fees are based on a fixed interest rate and 70% of the outstanding principal of the respective facility. These arrangement fees are solely the responsibility of SSMRC.

Income Taxes

        As we have incurred substantial losses from our exploration and pre-development activities, we may receive further benefits in the form of deferred tax assets that can reduce our future income tax liabilities, if it is more likely than not that the benefit will be realized before expiration. We have not recognized these potential benefits in our financial statements and have fully reserved for such net deferred tax assets, as we believe it is more likely than not that the benefit of these net deferred tax assets will not be realized before expiration.

Royalties

        Exploration activities are conducted on patented and unpatented mining claims at the Sunshine Mine and on the Los Gatos District mining concessions in Mexico. Mineral and concession lease payments are required to be paid to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when we begin producing and selling metal-bearing concentrate. See "Business—The Sunshine Complex—Leases and Royalties," "Business—The Los Gatos District—Location of the Los Gatos District and Access" and Note 4 to our December 31, 2018 audited consolidated financial statements.

Results of Operations

        The following table presents certain information relating to our operating results for the nine months ended September 30, 2019 and 2018 and the years ended December 31, 2018, 2017 and 2016. In accordance with U.S. generally accepted accounting principles ("GAAP"), these financial statements represent the consolidated financial position and results of operations of SSMRC and its subsidiaries (in thousands except for shares and per share data).

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
				(unaudited)
Expenses:
Exploration	$1,709	$1,179	$856	$913	$968
Pre-development	2,527	2,408	2,084	1,701	1,804
General and administrative	4,396	6,494	5,001	3,528	3,034
Amortization	2,307	2,483	2,759	1,935	1,721

Total expenses	10,939	12,564	10,700	8,077	7,527
Other (income) expense:
Dilution loss on affiliates	—	—	—	11,231	—
Equity loss in affiliates	464	160	16,877	2,144	459
LGJV arrangement fee	283	—	—	1,470	—
Other (income) expense	(19)	87	86	(26)	(22)

Net other expense	728	247	16,963	14,819	437
Loss before income taxes	11,667	12,811	27,663	22,896	7,964

Income tax benefit	(3)	—	(13)	—	(3)

Net loss	11,664	12,811	27,650	22,896	7,961
Other comprehensive (income) loss:
Unrealized (gain) loss on securities, net of tax	(5)	25	(22)	(32)	(5)

Comprehensive loss	$11,659	$12,836	$27,628	$22,864	$7,956

Net loss per share: Basic and diluted	$0.16	$0.19	$0.43	$0.30	$0.11

Weighted average shares outstanding:
Basic and diluted	73,941,655	67,507,179	64,644,357	76,603,788	73,933,971

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

        For the nine months ended September 30, 2019, we experienced a net loss of $22,896 thousand compared to a net loss of $7,961 thousand for the nine months ended September 30, 2018. The $14,978 thousand increase in net loss was primarily due to an increase in other expense and general administrative expense. The primary reasons for the change are as follows:

  •
  Non-cash dilution loss on affiliates increased to $11,231 thousand for the nine months ended September 30, 2019, compared to $0 thousand for the nine months ended September 30, 2018, due to the decrease in our LGJV ownership resulting from our less than proportional capital contribution to the LGJV in May 2019, which caused the remaining unpaid principal and accrued interest of the Dowa MPR Loan to be converted to Dowa equity in the LGJV.

  •
  Equity loss on affiliates increased to $2,144 thousand for the nine months ended September 30, 2019, compared to $459 thousand for the nine months ended September 30, 2018, primarily due to the higher operating loss incurred by the LGJV upon commencing production in September 2019.

  •
  The LGJV arrangement fee increased to $1,470 thousand for the nine months ended September 30, 2019, compared to $0 thousand for the nine months ended September 30, 2018, primarily due to the Los Gatos Working Capital Facility advances that commenced in 2019.

  •
  General and administrative expense increased to $3,528 thousand for the nine months ended September 30, 2019, compared to $3,034 thousand for the nine months ended September 30, 2018, primarily due to increases in stock option expense related to the May 2019 grant.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

        For the year ended December 31, 2018, we experienced a net loss of $11,664 thousand compared to a net loss of $12,811 thousand for the year ended December 31, 2017. The $1,147 thousand decrease in net loss was due to a decrease in general and administrative expenses, slightly offset by an increase in pre-development, exploration, and other expenses. The primary reasons for the change are as follows:

  •
  Exploration expense increased to $1,709 thousand for the year ended December 31, 2018, compared to $1,179 thousand for the year ended December 31, 2017, due to increases in mining claim activities and exploration personnel.

  •
  General and administrative expense decreased to $4,396 thousand for the year ended December 31, 2018, compared to $6,494 thousand for the year ended December 31, 2017, primarily due to higher management fees charged to the LGJV.

  •
  Other expense increased to $728 thousand for the year ended December 31, 2018, compared to $247 thousand for the year ended December 31, 2017, primarily due to an increase in the equity losses from affiliates relate to LGJV operations and arrangement fees paid in connection with LGJV financing transactions in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

        For the year ended December 31, 2017, we experienced a net loss of $12,811 thousand compared to a net loss of $27,650 thousand for the year ended December 31, 2016. The $14,839 thousand decrease in net loss is primarily due to a decrease in equity loss in affiliates due to the commencement of development and resulting capitalization of development expenses at the LGJV, offset by increases in exploration, pre-development and general and administrative expenses. The primary reasons for the change are as follows:

  •
  Exploration expense increased by $323 thousand to $1,179 thousand for the year ended December 31, 2017, compared to $856 thousand for the year ended December 31, 2016, due to higher Mexico (non-LGJV) exploration costs related to concessions and personnel costs.

  •
  Pre-development expense increased by $324 thousand to $2,408 thousand for the year ended December 31, 2017, compared to $2,084 thousand for the year ended December 31, 2016, due to additional underground mining infrastructure improvements at the Sunshine Mine.

  •
  General and administrative expense increased by $1,493 thousand to $6,494 thousand for the year ended December 31, 2017, compared to $5,001 thousand for the year ended December 31, 2016, due to increased cash and stock compensation costs.

  •
  Other expense decreased by $16,716 thousand to $247 thousand for the year ended December 31, 2017, compared to $16,963 thousand for the year ended December 31, 2016, primarily due to the LGJV transition from the exploration stage, where substantially all costs were expensed prior to the development stage, to the development stage with the completion of the January 2017 Los Gatos Feasibility Study, where substantially all development costs are capitalized.

Liquidity and Capital Resources

        As of September 30, 2019 and December 31, 2018, we had cash and cash equivalents of $15,598 thousand and $3,457 thousand, respectively, and working capital of $19,635 thousand and $3,937 thousand, respectively, compared to cash and cash equivalents of $11,078 thousand and working capital of $11,290 thousand as of December 31, 2017. The increase in cash and working capital as of September 30, 2019 compared to December 31, 2018 was primarily due to the receipt of $40,465 thousand in net proceeds from sales of our common stock, partially offset by an additional $19,760 thousand investment in the LGJV and cash used by operations of $7,463 thousand. The decrease in cash and working capital as of December 31, 2018 compared to December 31, 2017 was primarily due to a net loss of $11,664 thousand for the year ended December 31, 2018, offset by the non-cash changes for amortization and stock compensation expense.

        We did not have any related-party debt as of September 30, 2019 or December 31, 2018. We have no outstanding lines of credit or other bank financing arrangements. The Company does guarantee 70.0% of the Dowa Term Loan and the Los Gatos Working Capital Facility as of September 30, 2019. We have certain arrangement fees obligations related to the Cerro Los Gatos Mine as detailed in the "LGJV Arrangement Fee" above. In 2019, the Company received $40,465 thousand in equity proceeds from its shareholders. In May 2019, the Company contributed $18,200 thousand to an LGJV entity to provide funding for a partial repayment of principal and interest related to the MPR Loan. In late May 2019, the MPR Loan was fully extinguished with a cash payment of $18,200 thousand and the conversion of the remaining $50,737 thousand of principal and interest to Dowa equity. The conversion of the remaining principal and interest increased Dowa's ownership in the LGJV entities to 48.5%. At September 30, 2019, the approximate ownership of the LGJV entities is 51.5% SSMRC and 48.5% Dowa. Due to the LGJV ownership dilution, the Company recognized a dilution loss on affiliates of $11,231 in May 2019. SSMRC has until June 30, 2021 to repurchase the approximate 18.5% interest for SSMRC's unpaid portion of the MPR Loan, plus a 70% penalty and any Dowa holding costs of this incremental interest.

        We believe that, upon the completion of this offering, we will have sufficient cash and resources to carry out our business plans for at least the next 12 months. We are focused on our forward-looking liquidity needs. We are evaluating our ongoing fixed cost structure as well as decisions related to project retention, advancement and development. We will likely be required to raise capital or take other measures to fund future exploration and development. Significant development activities, if warranted, will require that we arrange for financing in advance of planned expenditures. In addition, we expect to continue to increase our current financial resources with external financings as long as our long-term business needs require us to do so. We manage liquidity risk through the management of our capital structure.

        We believe that the anticipated net proceeds from this offering as set forth under the heading "Use of Proceeds" and our existing cash and cash equivalents will provide adequate funds for ongoing operations, including to repurchase an approximate 18.5% interest in the Los Gatos Joint Venture, to fund our pro rata share of the Los Gatos District exploration, to acquire a portion of the Los Gatos Working Capital Facility provided by Dowa, to conduct a feasibility study for a 3,000 tpd production rate expansion at the Cerro Los Gatos Mine, to conduct definitional drilling and a feasibility study at the Sunshine Mine and for ongoing corporate operations.

        However, we may elect to seek additional funding prior to bringing the Sunshine Mine into development. Additionally, we may be required to provide funds to the LGJV to support operations at the Cerro Los Gatos Mine which, depending upon the circumstances, may be in the form of equity, various forms of debt, joint venture funding or some combination thereof. There can be no assurance that additional funds will be available to us on acceptable terms, or at all.

Dowa Debt Agreements

        On January 1, 2015, the Company entered into a joint venture with Dowa to develop the LGJV. Dowa initially acquired a 30% interest in the LGJV and the right to purchase future zinc-concentrate production at market rates.

  Dowa Term Loan

        On July 11, 2017, the Company entered into a loan agreement (the "Dowa Term Loan") with Dowa whereby the LGJV may borrow up to $210,000 thousand to finance the development of the Los Gatos project. The principal amount of the Dowa Term Loan accrues interest daily at a rate of LIBOR plus 2.35%, and the interest is added to the amount borrowed until production commences at the Los Gatos project. The LGJV is obligated to pay 14 consecutive semi-annual payments totaling the aggregate principal amount and capitalized interest beginning June 30, 2021, with payments made two business days prior to the end of each June and December. The maturity date for the Dowa Term Loan is two business days prior to December 31, 2027. The LGJV can prepay the loan from time to time, subject to a minimum amount. The Company is a 70.0% guarantor of the Dowa Term Loan. The Dowa Term Loan contains affirmative and negative covenants reasonably customary for similar facilities.

  Los Gatos Working Capital Facility

        On April 16, 2019, the Company entered into a memorandum of understanding with the LGJV and Dowa, whereby the Company made a capital contribution to the LGJV in the amount of $18,200 thousand in consideration for partial repayment of a previously existing loan with Dowa of $65,700 thousand entered into with Dowa as of January 23, 2018 (the "MPR Loan"). Under the terms of the memorandum, Dowa agreed to convert the remaining balance of $42,937 thousand outstanding under the MPR Loan in exchange for approximately 18.5% of the equity interests in the LGJV. This diluted SSMRC's ownership in the LGJV to approximately 51.5%, with Dowa owning the remaining approximate 48.5%. Furthermore, the LGJV will be required to contribute dividend payments to an escrow account until an aggregate amount equal to $20,000 thousand has been deposited into the account, which is payable to Dowa as a priority dividend. Following payment of $20,000 thousand to Dowa, dividends will be paid in accordance with the ownership of the LGJV. Under this memorandum of understanding, Dowa granted us an option to repurchase the approximate 18.5% equity interest in the LGJV by June 30, 2021, for a total consideration of approximately $51.1 million and any costs incurred by Dowa in connection with its ownership of its increased equity interest, including, but not limited to, legal and accounting fees, capital contributions or taxes. If we do not exercise our option by June 30, 2021, the option will expire and cease to have any further effect, after which Dowa may sell all or a portion of the interest to a third party. As part of the memorandum of understanding, the Company entered into a working capital facility agreement dated May 30, 2019, with the LGJV and Dowa (the "Los Gatos Working Capital Facility"), under which Dowa agrees to provide a maximum of $60.0 million for the benefit of the LGJV. The interest under the Los Gatos Working Capital Facility is

LIBOR plus 3%. SSMRC also guarantees 70% of this facility and is required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding. The Los Gatos Working Capital Facility contains affirmative and negative covenants reasonably customary for similar facilities. All principal amounts outstanding under the Los Gatos Working Capital Facility will be due on or before June 28, 2021.

Cash Flows

        The following table presents our sources and uses of cash for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2017	2016	2019	2018
	(in thousands)
				(unaudited)
Net cash provided by (used by)
Operating activities	$(6,654)	$(8,204)	$(5,748)	$(7,463)	$(4,870)
Investing activities	(745)	(28,555)	(789)	(20,273)	(71)
Financing activities	(222)	42,678	(345)	39,877	(223)

Total change in cash	$(7,621)	$5,919	$(6,882)	$12,141	$(5,164)

        Cash used by operating activities was $7,463 thousand and $4,870 thousand for the nine months ended September 30, 2019 and 2018, respectively, and $6,654 thousand, $8,204 thousand and $5,748 thousand for the years ended December 31, 2018, 2017 and 2016, respectively. The $2,593 thousand increase between September 30, 2019 and September 30, 2018 was primarily due to an increase in net loss and related party receivables, after non-cash adjustments for dilution loss in affiliates, stock compensation expense and equity loss in affiliates. The $1,550 thousand decrease between December 31, 2018 and December 31, 2017 was primarily due to a decrease in net loss. The $2,456 thousand increase between the December 31, 2017 and December 31, 2016 was primarily due to an increase in net loss, after adjustment for a non-cash decrease in the equity loss in affiliates.

        Cash used by investing activities was $20,273 thousand and $71 thousand for the nine months ended September 30, 2019 and 2018, respectively, and $745 thousand, $28,555 thousand and $789 thousand for the years ended December 31, 2018, 2017 and 2016, respectively. The primary reason for the increase between September 30, 2019 and September 30, 2018 was the $19,760 thousand additional investment in the LGJV in 2019. The primary reason for the changes between the years ended December 31, 2018 and 2017 was the $28,200 thousand investment in the LGJV in 2017.

        Cash provided by financing activities for the nine months ended September 30, 2019 was $39,877 thousand, primarily related to sales of common stock. Cash used by financing activities was $222 thousand, $345 thousand and $223 thousand for the years ended December 31, 2018 and 2016 and the nine months ended September 30, 2018, respectively, primarily related to treasury stock purchases. Cash provided by financing activities was $42,678 thousand for the year ended December 31, 2017 and was from the sales of common stock.

Results of LGJV Operations

        The following table presents certain information relating to LGJV's financial condition and operating results for the years ended December 31, 2018 and 2017 and for the three-year period ended December 31, 2018. In accordance with GAAP, these financial statements represent the combined financial position and results of the entities of the LGJV. As of December 31, 2018 and 2017, SSMRC's ownership of the LGJV was 70.0%. In connection with the extinguishment of the MPR Loan on May 30, 2019, SSMRC's ownership of the LGJV is approximately 51.5%.

LOS GATOS JOINT VENTURE
COMBINED BALANCE SHEETS (AUDITED)
(in thousands)

	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	$11,231	$11,928
Inventory	1,886	289
VAT receivable	30,853	3,485
Restricted cash	2,219	—
Other current assets	6,747	1,158

Total current assets	52,936	16,860
Non-Current Assets
Mine development	99,994	23,044
Deferred financing costs	—	184
Deposits	76	5
Property, plant and equipment, net	150,763	21,269

Total non-current assets	250,833	44,502
Total Assets	$303,769	$61,362

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and other accrued liabilities	$18,074	$5,500
Dowa MPR Loan	65,670	—
Equipment loans	5,227	—

Total current liabilities	88,971	5,500
Non-Current Liabilities
Dowa Term Loan	132,066	—
Equipment loans	13,494	—
Accrued interest	2,692	—
Reclamation obligations	10,524	207

Total non-current liabilities	158,776	207
Owners' Capital
Capital contributions	168,967	168,967
Paid-in capital	1,358	329
Accumulated (deficit) earnings	(114,303)	(113,641)

Total owners' capital	56,022	55,655

Total Liabilities and Owners' Capital	$303,769	$61,362

 LOS GATOS JOINT VENTURE COMBINED
STATEMENTS OF LOSS (INCOME)
(in thousands)

	Year Ended December 31,
	2018	2017	2016
Expenses
Exploration	$—	$—	$2
Pre-development	—	—	19,352
General and administrative	83	116	4,435
Amortization	—	—	128

Total expenses	83	116	23,917
Other (income) expense
Other (income) expense	(44)	6	(1)
Foreign exchange (gain) loss	623	112	(138)

Net other (income) expense	579	118	(139)

Net loss	$662	$234	$23,778

        At December 31, 2018 and 2017, the LGJV had current assets of $52,936 thousand and $16,860 thousand, respectively. The increase in total current assets was primarily due to an increase in value added tax (VAT) receivables from the Mexican government related to development expenditures and increases in vendor deposits. At December 31, 2018 and 2017, the LGJV had non-current assets of $250,833 thousand and $44,502 thousand, respectively. The increase in non-current assets was primarily due to expenditures for mine infrastructure development and surface and processing plant facilities construction.

        At December 31, 2018 and 2017, the LGJV had current liabilities of $88,971 thousand and $5,500 thousand, respectively. The increase in current liabilities was primarily due to a short-term development loan and higher vendor payables both related to the substantial increase in the development and construction activities related to the Cerro Los Gatos Mine. At December 31, 2018 and 2017, the LGJV had non-current liabilities of $158,776 thousand and $207 thousand, respectively. The substantial increase was primarily due to a long-term loan for development and construction of the Cerro Los Gatos Mine, equipment loans and an increase in reclamation obligations due to the increased land disturbance from the construction of the Cerro Los Gatos Mine surface facilities.

        For the year ended December 31, 2018, the LGJV had a $662 thousand net loss compared to a $234 thousand net loss for the year ended December 31, 2017. The losses were due to foreign exchange losses as the Mexican peso lost value relative to the U.S. dollar reporting currency.

        For the year ended December 31, 2017, the LGJV had a $234 thousand net loss compared to a $23,778 thousand net loss for the year ended December 31, 2016. The decrease in the net loss was due to the completion of the Los Gatos Feasibility Study in January 2017, which indicated proven and probable mineral reserves at the Cerro Los Gatos Mine. Development costs subsequent to this date were capitalized, in contrast to being expensed prior to the completion of the Los Gatos Feasibility Study.

Contractual Obligations

        As of December 31, 2018, we had the following contractual obligations:

	Payments due by period (in thousands)
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Reclamation and remediation obligations	$1,836	$—	$—	$1,836	$—
Mineral leases, concessions and agreements obligations(1)(2)(3)	847	377	356	34	80
Total contractual obligations	$2,683	$377	$356	$1,870	$80

(1)
Does not contain product and sale royalty payments.

(2)
The lease from Metropolitan Mines Corporation Ltd. relating to certain mining claims at the Sunshine Mine requires monthly payments of $1 thousand until ore is produced from the Metropolitan property. This obligation has not been included in the table above as the time for commencing production is unknown.

(3)
The San Jose de Minas Finder's Fee Agreement requires an annual payment of 5% of the exploration costs incurred by us on the concession covered by this agreement, limited to a maximum annual payment of $100 thousand. This obligation has not been included in the table above as the amount of future exploration costs is unknown.

        In addition, we entered into commitment with federal and state agencies and provide individuals to lease surface and mineral rights. These leases are renewable annually.

Off Balance Sheet Arrangements

        Other than the advanced royalty payments included in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations" above, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our shareholders.

Critical Accounting Policies

        Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability or expense that is being reported.

Equity Method Investment

        The Company accounts for its investment in affiliates using the equity method of accounting whereby, after valuing the initial investment, the Company recognizes its proportional share of results of operations of the affiliate in its consolidated financial statements. Equity method investments are reviewed periodically for other-than-temporary decline in value. The Company's investment in the LGJV is presented as investment in affiliates in the consolidated balance sheet. The difference between the carrying amount of the investment in affiliates and the Company's equity in the LGJV's net assets is due to value of mineral resources at MPR. The Company incurs certain costs on behalf of the LGJV, primarily related to a project development loan arrangement fee. The Company's proportional share of such costs are reported as an investment in affiliate and the residual costs, related to Dowa's proportional ownership, are reported in the statement of loss.

Mineral Properties and Carrying Value of Long-Lived Assets

        Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under option agreements, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When proven and probable mineral reserves are determined for a property, subsequent development costs on the property are capitalized. If a project were to be put into production, capitalized development costs would be depleted on the units of production basis determined by the proven and probable mineral reserves for that project.

        Existing proven and probable mineral reserves and value beyond proven and probable mineral reserves, including mineralization other than proven and probable mineral reserves and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term "recoverable minerals" refers to the estimated amount of silver or other commodities that will be obtained after taking into account losses during mining, mineral resources processing and treatment and ultimate sale. Estimates of recoverable minerals from such exploration-stage mineral interests are risk-adjusted based on management's relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on estimated quantities of recoverable minerals, expected silver and other commodity prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on LOM plans. No impairment tests have been required during the periods presented.

        Various factors could impact our ability to achieve our forecasted production schedules from proven and probable mineral reserves. Additionally, production, capital and reclamation costs could differ from the assumptions used in the cash flow models used to assess impairment. The ability to achieve the estimated quantities of recoverable minerals from exploration-stage mineral interests involves further risks in addition to those factors applicable to mineral interests where proven and probable mineral reserves have been identified, due to the lower level of confidence that the identified mineral resources could ultimately be mined economically. Assets classified as exploration potential have the highest level of risk that the carrying value of the asset can be ultimately realized, due to the still lower level of geological confidence and economic modeling.

Reclamation Obligations

        Reclamation obligations are recognized when incurred and are initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's remaining useful life. Reclamation obligations are based on when the spending for an existing environmental disturbance will occur. We review, on at least an annual basis, the reclamation obligation at the Sunshine Mine in accordance with guidance for accounting for asset retirement obligations.

        Accounting for reclamation obligations requires management to make estimates unique to the Sunshine Mine relating to the future costs we will incur to complete the reclamation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation work required. Any such increases in future costs could materially impact the amounts charged to earnings for reclamation.

Income and Mining Taxes

        We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in the United States and Mexico. Refer above to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Mineral Properties and Carrying Value of Long-Lived Assets" above for a discussion of the factors that could cause future cash flows to differ from estimates. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by our deferred tax assets recorded at the reporting date.

        Our properties involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state and Mexico tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues, if any, in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If an estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

        We recognize all employee and director stock-based compensation as a cost in our consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. We estimate the grant date fair value using the Black-Scholes option-pricing model using estimated amounts for volatility of our stock, the expected life of the awards, the fair value of the underlying shares, the risk-free interest rate and the expected dividend yield. The related expense is included as a component of either exploration, pre-development or general and administrative expenses over the requisite service period of the award.

        Our stock-based compensation includes deferred share units granted to certain employees ("DSUs") and to directors ("DiSUs"), and stock options granted to employees, directors and various individuals and entities.

        On January 2, 2018, the Company granted 10,000 stock options at a strike price of $4.50 per share. The Company also granted 1,253,000 stock options during the nine months ended September 30, 2019 at a strike price of $6.00 per share.

        The total stock-based compensation expense incurred for the nine months ended September 30, 2019 and the years ended December 31, 2018, 2017 and 2016 was $5,231 thousand, $2,392 thousand, $1,981 thousand and $1,255 thousand, respectively.

        The following table sets forth stock option grant information from January 1, 2016 through September 30, 2019:

Grant Date	Options Granted	Exercise Price
2016(1)(2)	55,000	$3.50
2017(3)(4)(5)	2,181,250	$4.50
2018(6)	10,000	$4.50
2019(7)	1,253,000	$6.00

(1)
We granted 35,000 options on March 18, 2016 with an exercise price of $3.50.

(2)
We granted 20,000 options on August 8, 2016 with an exercise price of $3.50.

(3)
We granted 1,035,500 options on August 31, 2017 with an exercise price of $4.50.

(4)
We granted 25,000 options on November 13, 2017 with an exercise price of $4.50.

(5)
We granted 1,120,750 options on December 16, 2017 with an exercise price of $4.50.

(6)
We granted 10,000 options on January 2, 2018 with an exercise price of $4.50.

(7)
We granted 1,253,000 options on May 3, 2019 with an exercise price of $6.00.

Significant Factors, Assumptions and Methodologies used in Determining Fair Value of Share Based Payments

        Stock-based compensation expense for DSU and DiSU awards is based on the fair value of the Company's common stock on the grant date.

        Stock-based compensation expense for options is based on the estimated fair value for each award on the grant date. We calculate the grant date fair value based on an option pricing model using estimated amounts for risk-free interest rate, dividend yield, estimated historical volatility of our common stock, the expected life of the awards and the fair value of the underlying common stock. In addition to the assumptions used to calculate the fair value of the options, we are required to estimate the expected forfeiture rate of the option awards, and only recognize stock-based compensation expense for those option awards expected to vest. We recognize stock-based compensation expense as a component of either exploration, pre-development or general and administrative expense on a straight-line basis over the requisite service period of the award.

        The following assumptions were used to compute the fair value of the options granted:

	Grant Date
	Mar. 2016	Aug. 2017	Nov. 2017	Dec. 2017	Jan. 2018	May 2019
Risk-free interest rate	1.50%	1.83%	2.18%	2.18%	2.18%	2.38%
Dividend yield	—	—	—	—	—	—
Estimated volatility	63.30%	66.40%	65.90%	65.80%	65.80%	66.80%
Expected option life	6 years	6 years	6 years	6 years	6 years	6 years

        The following assumptions were used to compute the fair value of the options, that are required to be revalued each reporting period, as of the dates indicated:

	December 31,
				September 30, 2019
	2018	2017	2016
Risk-free interest rate	2.55%	2.26%	1.87%	1.59%
Dividend yield	—	—	—	—
Estimated volatility	65.90%	65.50%	69.38%	65.70%
Expected option life	6 years	6 years	6 years	6 years

        The risk-free interest rate assumption was based on the U.S. treasury constant maturity yield at the date of the grant over the expected life of the option. No dividends are expected to be paid. We calculated the estimated volatility based on the historical volatility of a group of peer companies' common stock over the expected option life. The peer information was used because we were not publicly traded at the time of the grant, and therefore did not have the market trading history required to calculate a meaningful volatility factor. The computation of expected option life was determined based on a reasonable expectation of the option life prior to the option being exercised or forfeited. Based upon our expectation of forfeiture for these grants, we estimated a forfeiture rate of zero for our executive and director option grants, and a forfeiture rate of 10% for our employee option grants.

        As of September 30, 2019, there was approximately $5,231 thousand of unrecognized stock-based compensation expense related to option awards that we expect to recognize over a weighted average vesting period of 2.6 years.

Common Stock Valuation

        We estimated the fair value of our common stock in 2016, 2017, 2018 and 2019 based on resource multiples, discounted cash flows, comparable property values, comparable public company equity values, changes in comparable public company equity values, and a discount for a lack of marketability. Based on this market data, the corresponding fair value of per share common stock was used in valuing the options and DSUs granted in 2016, 2017, 2018 and 2019.

Jumpstart Our Business Startups Act of 2012

        The JOBS Act permits us, as an "emerging growth company," to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to "opt out" of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. The decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

        We intend to engage in the production of silver and concentrates containing silver, lead, zinc, antimony and gold at the Sunshine Mine and the Cerro Los Gatos Mine and commenced production in August 2019 at the Cerro Los Gatos Mine. Accordingly, we expect the principal source of future revenue to be the sale of silver, and to a lesser extent, lead and zinc. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.

Foreign Currency Risk

        Although most of our expenditures are in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in other currencies, primarily the Mexican peso. As a result, currency exchange fluctuations may impact the costs of our operations.

Concentration of Risk

        We have placed nearly all of our cash investments with a single, high-quality financial institution. All cash equivalents are invested in high-quality, short-term money market instruments, including government securities, bankers' acceptances, bank notes, certificates of deposit, commercial paper and repurchase agreements of domestic and foreign issuers. At no time have we had funds invested in asset-backed commercial paper. We have not experienced any losses on our cash investments.

SILVER INDUSTRY OVERVIEW

The Silver Market

Overview

        Silver is one of the eight precious, or noble, metals; the others are gold and the six platinum-group metals. Silver occurs naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc as a secondary metal. Silver is distinct from other precious metals in that it is both used in industrial applications and as an investment asset.

        Silver has a number of distinctive physical and chemical properties that make it an essential component in numerous industrial applications, including its strength, malleability, conductivity, ductility, its sensitivity to and high reflectance of light and its ability to endure extreme temperature ranges. These properties restrict its substitution in most applications. Silver is one of the world's best conductors of electricity and is used in electronic components of common items such as solar panel photovoltaic cells, computers, televisions, and cell phones.

        Silver has also been used as a medium of exchange since earliest recorded history. From the time of the Roman Empire until the 19th century, most nations were on a silver standard with silver coins forming the main circulating currency. While it is no longer widely used as circulating currency, silver is still widely sought by investors for its store of value attributes. In particular, silver is viewed as an attractive hedge against a decrease in the value of currency and inflation during times of economic uncertainty.

Silver Demand

        The three principal drivers of silver demand are industrial applications, consumer use and investment. According to The Silver Institute's World Silver Survey 2019, demand for industrial applications is mainly driven by electrical and electronics uses, which accounted for 43% of industrial demand and 24% of total physical demand in 2018. Jewelry and silverware accounted for 27% of physical demand, and coins and bars represented 18% of total physical demand.

        Silver demand grew 4% in 2018 to a three-year high of 1,033.5 million ounces, from 998 million ounces the previous year, driven by a 20% surge in demand for coins and bars. Silver remains difficult to substitute in many areas, and outside of a dip in 2009, demand for industrial applications has remained broadly flat since 2007. Physical bar investment in India rose 160% year-over-year, with investors amassing significant silver holdings as prices dropped in the second half of the year. Jewelry demand increased by a modest 4% in 2018, due to strength in India and North America.

World Physical Silver Demand in 2018 (%)

Source: The Silver Institute, World Silver Survey 2019

  Industrial Applications

        Traditional industrial applications of silver include batteries, bearings, brazing and catalysts. Silver, which is the best conductor of electricity among all metals, is used in virtually all electronics. In addition to traditional industrial uses, increases in emerging applications for silver, such as in the electric powertrain and other applications that are increasingly featured in hybrid internal combustion engine cars and electric vehicles, as well as LCD and RFID technologies, are expected to continue to augment industrial demand. Emerging applications include the advent of flexible electronics in which silver batteries play a prominent role, utilizing silver's reflectivity as a component in solar cells to produce "green" electricity and utilizing silver's antimicrobial properties in medical applications and in the prevention of algae build-up in water purification systems.

        Global industrial demand, which represented 56% of total 2018 physical silver demand, totaled 579 million ounces in 2018, down 1% from 2017. A fall in silver demand from the photovoltaic sector accounted for the bulk of the decline, offsetting annual increases in electronics and electrical and the brazing alloys and solders sectors. Combined, China, the United States and Japan accounted for 394 million ounces, representing 68% of total 2018 industrial demand.

        The electrical and electronics sector has consistently ranked as the largest source of industrial silver demand. Silver's electrical and thermal conductive properties make it ideal for multiple high-performance electronics and high voltage circuits, connectors and other electrical components, which are all integral parts of electronics. Such uses include switches, contacts, fuses, superconductors and printed circuit boards, which are contained in computers, mobile phones and other smart technologies. According to GFMS, formerly known as Gold Fields Mineral Services ("GFMS"), silver demand from the electrical and electronics sector reached 249 million ounces in 2018, the largest total since 2014. At 65 million ounces, China accounted for 26% of 2018 electrical and electronics demand, with the United States (24%), Japan (13%), Germany (8%), India (6%) and Taiwan (5%) also accounting for significant demand.

        Historically, photographic uses represented a large source of silver demand, accounting for 74% of total silver demand in 1999, according to GFMS. However, photographic use has since declined significantly, driven by the transition from silver halide to digital technology, especially in the area of consumer film. In 2018, photographic uses accounted for just 4% of total physical silver demand, according to GFMS.

        While photographic uses have declined, new technologies have emerged. For example, accelerated growth in the solar panel market has contributed to silver industrial demand in recent years. Silver is used both as a conductor in solar cells and as a reflector in mirrors used to concentrate solar energy. Demand for silver from the solar panel industry accounted for 14% of industrial demand and 8% of total physical silver demand in 2018, according to GFMS.

  Consumer Use

        Silver's luster, resistance to tarnishing and malleability are properties well suited for the fabrication of jewelry and silverware. For these uses, silver is often alloyed to a small proportion of other metals, such as copper, to harden it. Sterling silver, for example, is 92.5% silver and 7.5% copper and has been the standard in many countries for silver jewelry since the 14th century.

        According to GFMS, in 2018, the jewelry sector accounted for 21% of total physical demand for silver, while silverware accounted for 6% of total physical demand. In 2018, demand for jewelry (213 million ounces) and silverware (61 million ounces) rose 4% and 6% year-on-year, respectively. Jewelry demand is driven primarily from Asia, which accounted for 148 million ounces, or 70% of global demand in 2018. Since 2014, India has been the world's largest silver jewelry consumer; in 2018, demand from India touched a ten-year high of 77 million ounces, representing 36% of global demand. Other large global markets include China and Thailand (each representing 12% of 2018 global demand), as well as Italy (8%) and the United States (8%). India is also the world's largest consumer of silverware, accounting for 42 million ounces, or 68%, of 2018 global silverware demand in 2018. This marked a ten-year high, and an increase of 9% from 2017.

  Investment

        Silver has been a store of monetary value for over 4,000 years, and it continues to play an important part in investor portfolio diversification. Historically, the price of silver has shown at times a high correlation to the price of gold as a result of investment demand, and has been at times viewed as an attractive hedge against a decrease in the value of currency and inflation, attracting investors during times of uncertainty.

        Identifiable investment demand, which GFMS defines as "the sum of investment in physical bars, coins & medals as well as the build in ETP holdings," rose by 5% to 161 million ounces in 2018. GFMS attributes this rise to an increase in net-physical bar purchasing, which, fueled by a strong Indian investment climate, rose by 53% year-on-year to 99 million ounces. The increase was partially offset by a decline in demand for silver coins and medals with an outflow of approximately 20 million ounces from ETPs.

        Investment demand for silver has represented a significant portion of total annual silver supply over the last decade. Over the last ten years, investment in bars and coins amounted to 1.9 billion ounces, which was one-fifth of total silver supply over that period. Silver investment demand flourished in the aftermath of the financial crisis and during the height of economic uncertainty in the Eurozone. Between 2013 and 2015, silver physical investment accounted for more than 22% of annual supply, with a peak of 28% recorded in 2015, according to GFMS. In addition, total ETP inventories rose to 335.7 million ounces over the last decade, bringing total identifiable investment demand over the period to 2.3 billion ounces, marking 22% of total silver supply, according to GFMS.

Silver Supply

        Silver supply is primarily driven by mined silver production, which, according to The Silver Institute, accounted for 85% of supply in 2018. Scrap largely accounted for the remainder of silver supply. Global silver supply declined 3% year-over-year in 2018, to 1,004 million ounces.

        Mine output of silver in 2018 declined for the third consecutive year, falling 2% year-over-year to 856 million ounces from 877 million ounces in 2017. These recent production declines follow 13 consecutive years of growth. The decrease in silver supply was largely driven by lower production from primary silver mines. There were a number of supply disruptions in the Americas, with the largest production decline from the Escobal mine in Guatemala, where production remained suspended following the revocation of its mining license in 2017. In the U.S., Fire Creek and Lucky Friday contributed to year-over-year production declines due to lower grades and continued work stoppages, respectively. In Canada, production decreased 32% following a fire in the smelting facilities at the Trail operation. Scrap output declined as well, driven by a slowdown in recycling due to low silver prices.

        Mexico was the world's largest silver mining country in 2018 (197 million ounces, up 1% from 2017), followed by Peru (145 million ounces), China (115 million ounces), Russia (43 million ounces) and Chile (42 million ounces). The chart below illustrates global silver mine production from 2009 through 2018.

Source: GFMS, World Survey 2019

        In 2018, just 26% of silver produced globally (224 million ounces) was derived from primary silver mines, down 7% from 241 million ounces produced from primary silver mines in 2017. The remaining 74% of silver mined in 2018 was a by-product of lead/zinc, copper, gold and other operations. By-product silver production, which represents over two-thirds of global silver production, is typically inelastic with respect to the silver price.

        In addition to mine supply, global silver scrap supply also contracted in 2018, falling 2% to 151 million ounces. According to GFMS, the decline was primarily driven by the weaker silver price environment, which tempered recycling volumes as consumers and suppliers were deterred from selling. A decline in scrap supply was recorded across all regions, except North America. Scrap supply from Asia, the world's largest recycled market representing 37% of the 2018 global total, fell for the seventh consecutive year, to an estimated 33 million ounces, the lowest level since 2005.

Source: GFMS, World Survey 2019

        Historically, another source of supply has been government sales, which amounted to 44 million ounces in 2010, according to GFMS data. However, government sales of silver stocks were minimal in the early part of this decade, and GFMS estimates that no significant sales have occurred since 2013.

        As a result of a combination of growing demand and reduced supply in 2018, the physical silver market had a deficit of 29 million ounces, or approximately 3% of demand, according to The Silver Institute. A 38% year-over-year increase in exchange inventory build help to propel the net silver balance to a deficit of 80 million ounces, or approximately 8% of demand.

Global Silver Supply and Demand (2009-2018)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
Supply
Mine Production	717	753	758	792	823	868	894	893	877	856
Net Government Sales	16	44	12	7	8	—	—	—	—	—
Scrap	201	227	261	254	191	167	150	152	154	151
Net Hedging Supply	(17)	50	12	(47)	(35)	17	8	(19)	2	(3)
Total Supply	916	1,075	1,044	1,006	988	1,052	1,052	1,026	1,033	1,004
Demand
Jewelry	177	190	192	187	220	227	223	203	205	213
Coins & Bars	80	174	212	161	241	234	294	209	150	181
Silverware	53	52	48	44	59	61	63	52	58	61
Industrial Fabrication	528	634	653	600	605	596	583	566	586	579
...of which Electrical & Electronics	227	301	291	267	266	264	246	234	243	249
...of which Brazing Alloys & Solders	54	61	63	61	64	67	62	55	58	58
...of which Photography	76	68	61	54	51	49	46	45	41	39
...of which Photovoltaic*	—	—	67	64	55	54	65	75	89	81
...of which Ethylene Oxide	5	9	6	5	8	5	10	10	7	5
...of which Other Industrial	166	195	164	149	162	159	154	147	148	147
Physical Demand	838	1,050	1,104	992	1,124	1,118	1,163	1,030	998	1,033
Physical Surplus / Deficit	78	25	(60)	14	(137)	(66)	(111)	(4)	34	(29)
ETP Inventory Build	157	130	(24)	55	3	1	(18)	50	2	(20)
Exchange Inventory Build	(15)	(7)	12	62	9	(5)	13	80	52	71
Net Balance	(63)	(97)	(48)	(104)	(148)	(63)	(106)	(134)	(20)	(80)

*
Photovoltaic demand included in "Other Industrial" prior to 2011

Source: GFMS, Refinitiv / The Silver Institute, World Silver Survey 2019

Markets and Outlook

        The price of silver has experienced significant volatility over the last 25 years. The price of silver averaged approximately $4.71/oz from 2000 through the end of 2003. Beginning in 2004, the price of silver began to appreciate considerably, reaching a high of $48.70/oz in April 2011. This significant ascent in the price of silver was driven in part by investors' heightened risk aversion amid concerns over the possible effects of quantitative easing measures introduced in the wake of the global financial crises of 2008/2009. Subsequent to April 2011, the silver price trended lower, with the average annual price declining for four consecutive years between 2012 and 2015, reaching a low of $13.68/oz in December 2015. Between December 31, 2015 and December 31, 2018, the price of silver traded within a range of $13.78 and $20.63/oz.

        In 2018 the average LBMA silver price decreased 7.8% year-over-year to $15.71/oz. In 2018, the silver price reached a high of $17.52/oz, a low of $13.97/oz and ended the year at $15.71/oz. The largest contributor to silver price movements is believed to be the, still ongoing, trade dispute between the U.S. and China, which had the impact of strengthening the U.S. dollar and weighing on the price of silver and other precious metals. The U.S. Federal Reserve took a largely hawkish stance through 2018, raising the federal funds rate four times. Investors generally perceived the U.S. dollar as the premier safe haven asset while silver and gold prices softened.

        The price of silver has rallied strongly in 2019 to date. The average LBMA silver price has increased 12% year-to-date and 19% since June 1, 2019. The recent silver price appreciation is believed to have been driven by the recent lowering of the federal funds rate to a range of 1.75% to 2.00%, the expectation of continued dovish monetary policy by the U.S. Federal Reserve, and downside risks to economic outlooks from a prolonged U.S.-China trade dispute, a lack of clarity around Brexit and political and economic upheaval in countries like Venezuela, Italy and Argentina. These factors have enhanced the appeal of silver to investors seeking a hedge against inflation, a decrease in the value of the U.S. dollar, and general economic and geopolitical uncertainty. Trading volumes at futures and options exchanges have increased significantly, and ETP inflows have been strong. The Chicago Mercantile Exchange reported that it saw record average daily volume in silver options in August 2019. August trading activity in silver options increased by 82% year-over-year and trading activity in silver futures and options rose 39% year-over-year. Total known holdings in silver ETFs reached an all-time high of 632 million ounces in September 2019, according to figures compiled by Bloomberg. As of September 30, 2019, silver has a long-term research analyst median consensus price outlook of $17.75/oz.

        A chart indicating silver prices between January 1, 1986 and August 30, 2019 is set out below. As of September 30, 2019, the price of silver was $17.255/oz.

Source: Bloomberg

        The following chart shows the comparative return of an investment in silver versus certain other investments:

Comparative Returns to August 31, 2019

	Percentage Change
	1-Year	5-Year	10-Year
Silver	26.4%	(5.6)%	23.3%
Gold	26.5%	18.1%	59.8%
Oil	(21.1)%	(42.6)%	(21.2)%
S&P 500	0.9%	46.1%	186.7%
FTSE	(3.0)%	5.7%	46.8%
Nikkei	(9.5)%	34.2%	97.3%
MSCI World Index	(1.7)%	22.3%	97.0%
$/EUR	5.6%	19.5%	30.5%

Source: Bloomberg

BUSINESS

The Company

        SSMRC is a U.S.-based precious metals production, development and exploration company with the objective of becoming a premier silver producer. We were formed on February 2, 2011, when our predecessor Precious Metals Opportunities LLC, which was formed in December 2009, converted to a Delaware corporation. On March 1, 2011, Los Gatos Ltd. merged with and into us to form Sunshine Silver Mines Corporation. In 2014, we changed our name to Sunshine Silver Mining & Refining Corporation. The Company is currently focused on the production and continued development of the Cerro Los Gatos Mine, further exploration and development of the Los Gatos District and the advancement of our Sunshine Complex:

  •
  The Cerro Los Gatos Mine, located within the Los Gatos District, Chihuahua, Mexico, consists of a 2,500 tpd polymetallic mine and processing facility that commenced production in August 2019. The Los Gatos Technical Report, which has an effective date of November 2019, estimates that the deposit contains 9.808 million diluted tonnes of proven and probable mineral reserves (or 5.051 million diluted tonnes of proven and probable mineral reserves on a 51.5% basis), with 3.171 million diluted tonnes of proven mineral reserves (or 1.633 million diluted tonnes of proven mineral reserves on a 51.5% basis) and 6.637 million diluted tonnes of probable mineral reserves (or 3.418 million diluted tonnes of probable mineral reserves on a 51.5% basis) at average grades of 247.39 g/t silver, 0.30 g/t gold, 0.10% copper, 2.28% lead and 4.75% zinc.

  •
  The Los Gatos District, located in Chihuahua, Mexico, is comprised of a 103,087-hectare land position, constituting a new mining district. The Los Gatos District consists of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—as well as 11 additional high-priority targets defined by high-grade drill intersections and over 150 kilometers of outcropping quartz and calcite veins. The area is characterized by a predominant silver-lead-zinc epithermal mineralization. In August 2019, the LGJV commenced production at the Cerro Los Gatos Mine. A core component of the LGJV's business plan is to explore the highly prospective, underexplored Los Gatos District with the objective of identifying additional mineral deposits that can be mined and processed, possibly utilizing the Cerro Los Gatos Mine plant infrastructure.

  •
  The Sunshine Complex, located in the Coeur d'Alene Mining District in northeastern Idaho, United States, hosts one of the highest-grade known primary-silver deposits worldwide, with an estimated 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t. The Sunshine Complex is the only complete vertically integrated silver complex in North America. The Sunshine Mine Technical Report includes the results of an independent Initial Assessment (Preliminary Economic Assessment NI 43-101) on the Sunshine Mine, which indicates an economically robust silver project.

Principal Projects

  Cerro Los Gatos Mine & Los Gatos District

        The Los Gatos District is located approximately 120 kilometers south of the state capital, Chihuahua City, in northern Mexico and, to date, consists of a total of 14 mineralized zones, which include three identified silver-lead-zinc deposits that contain mineral resources—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—and 11 other mineralized zones with over 150 kilometers of outcropping quartz and calcite veins.

        Prior to SSMRC's initial acquisition of exploration concession rights in April 2006, very limited historical prospecting and exploration activities had been conducted in the Los Gatos District. The Company was able to acquire concessions covering approximately 103,087 hectares and, through its exploration, discovered a virgin silver region containing high-grade epithermal vein-style mineralization throughout the Los Gatos District concession package.

        In 2008, the Company negotiated surface access rights with local ranch owners and obtained the necessary environmental permits for drilling and road construction. Through 2015, the Company purchased all the surface lands required for the Cerro Los Gatos Mine development. Environmental baseline data collection began in May 2010 and was completed in 2016 and approved in 2017 to prepare for the development of future environmental studies required for the Cerro Los Gatos Mine. In 2014, the Company partnered with Dowa to finance and develop the Cerro Los Gatos Mine and pursue exploration in the Los Gatos District. SSMRC and Dowa formed MPR, which owns certain surface and mineral rights associated with the Los Gatos District. SSMRC owns approximately 51.5% of the LGJV, with Dowa owning the remainder. Due to certain provisions contained in the joint venture agreement that currently require unanimous partner approval of all major operating decisions,

SSMRC does not exercise control over the LGJV despite owning the majority interest of the LGJV. As part of its business strategy, SSMRC intends to exercise its right to repurchase an approximate 18.5% interest in the LGJV from Dowa (which right expires on June 30, 2021), increasing SSMRC's ownership to 70.0%. The Company believes that it has strong support from the local community, with over 130 employees from the local community working across multiple areas involving the continued underground development, construction of the surface facilities and operation of the Cerro Los Gatos Mine. Over 99% of the approximately 450 employees at the Cerro Los Gatos Mine hail from Mexico, highlighting the Company's commitment to the local workforce.

        SSMRC's primary areas of focus have been constructing and commissioning the Cerro Los Gatos Mine and defining and expanding the mineral resources associated with the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit. As of September 30, 2019, 739 drill holes have been completed in the Los Gatos District, totaling 267,060 meters. The Los Gatos Technical Report estimates that the Cerro Los Gatos deposit contains 10.4 million tonnes of measured and indicated resources (or 5.4 million tonnes of measured and indicated resources on a 51.5% basis), at average grades of 269 g/t silver, 2.7% lead, 5.5% zinc, 0.34 g/t gold and 0.11% copper, and 3.7 million tonnes of inferred resources (or 1.9 million tonnes of inferred resources on a 51.5% basis), at average grades of 107 g/t silver, 2.8% lead, 4.0% zinc, 0.28 g/t gold and 0.14% copper.

        The Esther and Amapola Initial Assessment estimates that the Esther deposit contains 0.46 million tonnes of indicated resources (or 0.24 million tonnes of indicated resources on a 51.5% basis) at average grades of 133 g/t silver, 0.04 g/t gold, 0.02% copper, 0.7% lead and 2.1% zinc, and 2.29 million tonnes of inferred resources (or 1.18 million tonnes of inferred resources on a 51.5% basis) at average grades of 98 g/t silver, 0.12 g/t gold, 0.05% copper, 1.6% lead and 3% zinc; and the Amapola deposit contains 0.25 million tonnes of indicated resources (or 0.13 million tonnes of indicated resources on a 51.5% basis) at average grades of 135 g/t silver, 0.1 g/t gold, 0.02% copper, 0.1% lead and 0.3% zinc, and 3.44 million tonnes of inferred resources (or 1.77 million tonnes of inferred resources on a 51.5% basis) at average grades of 140 g/t silver, 0.1 g/t gold, 0.03% copper, 0.2% lead and 0.3% zinc. Mineral resource estimates for the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit are presented on an undiluted in-situ basis.

        The Los Gatos Technical Report, which includes the results of the Los Gatos Feasibility Study and the Esther and Amapola Initial Assessment, has been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, with an effective date of November 2019.

        Since the acquisition of the Los Gatos District concession package, SSMRC, Dowa and the LGJV have invested $397 million in the development of the Cerro Los Gatos Mine. The Cerro Los Gatos Mine is currently ramping up production to the designed 2,500 tpd rate. The first lead concentrate was shipped on September 3, 2019, and the first zinc concentrate was shipped on September 4, 2019. We anticipate achieving the designed 2,500 tpd ore processing rate during the first quarter of 2020.

        As the Cerro Los Gatos Mine begins production, the Company intends to:

  •
  optimize the recently commissioned plant facilities at its designed 2,500 tpd rate;

  •
  produce and sell concentrate material containing zinc, lead, silver and gold metals to smelting facilities in Japan, Mexico and other locations;

  •
  initiate a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, on expanding the production rate from 2,500 to 3,000 tpd; and

  •
  perform additional in-fill and step-out drilling to further define mineral resources at the Cerro Los Gatos Mine.

        The Company's objectives at the Los Gatos District are to:

  •
  perform additional in-fill and expansion drilling to further define and expand mineralization at the Esther and Amapola deposits;

  •
  conduct social, environmental and technical work on the property with the objective of completing a scoping study on the Esther and Amapola deposits;

  •
  expand the exploration drilling program on the 14 mineralized zones within the Los Gatos District; and

  •
  continue to expand its interest in prospective mineral and surface rights.

  100% Owned Sunshine Complex

        The Sunshine Mine, acquired by the Company in the first half of 2010, is located within the mining-friendly Coeur d'Alene Mining District in Idaho. As a past-producing mine that is currently an exploration-stage property, the Sunshine Mine is estimated to have produced over 365 million ounces of silver from 1884 to 2008. In 1990, the last year that the Sunshine Mine operated at full capacity, the mine produced approximately 5.4 million ounces of silver.

        The Sunshine Refinery last operated in October 2013 and has significant on-site infrastructure, including an operational electrowinning copper recovery system and a silver recovery system designed specifically for Sunshine Complex Cu-Ag concentrates, capable of producing 99.99% silver bullion, acceptable as good delivery on the COMEX. The Company plans to reinstate equipment to recover antimony.

        The Sunshine Complex has significant existing on-site infrastructure, including a COMEX-certified refinery, the operational primary Jewell shaft, which is being modernized and upgraded, and a secondary shaft, which is being refurbished, making the Sunshine Complex the only complete vertically integrated silver complex in North America. The Company's consolidated land position at the Sunshine Complex currently consists of approximately 4,113 hectares at the Sunshine Mine core property. The property has an abundant water supply, is connected to the electricity grid and is accessible by paved roads. The Company has all environmental permits in place to begin surface and sub-surface operations on the property, with the exception of construction permits, which will be applied for as needed as the Company begins construction activities.

        The underground workings at the Sunshine Complex consist of multiple levels of developed access from the primary Jewell shaft, extending from the surface to a depth of over 1,825 meters.

        Though a significant past-producing mine, the Company believes that the Sunshine Complex remains highly prospective. As a result, the Company has undertaken significant exploration of the property. Based on exploration activities conducted between 2011 and 2014, the Company discovered the new 10 vein, the West Chance Link vein and the South Yankee Boy Split vein, as well as the vertical extension of the Sunshine vein.

New Discoveries and Future Targets at the Sunshine Mine

        The Sunshine Mine Technical Report is an Initial Assessment (Preliminary Economic Assessment NI 43-101) and has been prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, with an effective date of November 2019. The Sunshine Mine Technical Report estimates that the Sunshine Complex has 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t.

Sunshine Mine and Surrounding Properties

        Using the proceeds from this offering, the Company's initial objectives at the Sunshine Complex are to complete definitional drilling and a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101.

        Since the acquisition, SSMRC has invested $139 million in the Sunshine Complex, with a focus on identifying additional resources, maintaining permits, acquiring the Sunshine Refinery and other material concessions and dewatering the mine to expected ore production levels. The Sunshine Complex properties will require significant time and capital investment before they return to production. The Company anticipates that it will continue to incur costs without realizing any revenues at the Sunshine Complex until at least late 2024. See "Business—The Sunshine Complex."

  Ownership Structure

        A chart of the Company's project ownership structure is set out below.

In this graphic, squares represent legal entities and circles depict the mining operations owned by such legal entities.

(1)
The Company intends to use $      million of the net proceeds from this offering to exercise its right to repurchase an approximate 18.5% interest in the LGJV from Dowa (which right expires on June 30, 2021), increasing SSMRC's ownership to 70.0%.

  Business Strengths and Competitive Advantages

  High Quality and Long Life Assets

        Once fully operational, both the Cerro Los Gatos Mine and the Sunshine Complex are expected to generate unlevered free cash flow, with the Cerro Los Gatos Mine generating average LOM unlevered free cash flow of approximately $65 million per year on a 100% basis (or approximately $33 million per year on a 51.5% basis) once run-rate is achieved, and the Sunshine Complex generating average LOM unlevered free cash flows of approximately $75 million per year once run-rate is achieved in years two to 24. Projected attributable gross income from mining and free cash flow, as set forth in the Los Gatos Technical Report and the Sunshine Mine Technical Report, are presented below:

 Projected Net Revenue (in millions)

Projected Free Cash Flow (in millions)

Net revenue is defined as net smelter return (revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined), less royalties. Free cash flow is defined as operating cash flow less capital expenditures. See also Section 22 in each of the Los Gatos Technical Report and the Sunshine Mine Technical Report. This information does not constitute guidance and you should not rely on it as an estimate or forecast of future performance. The Cerro Los Gatos net revenue and free cash flow are shown on a 51.5% ownership basis. These projected results include inferred mineral resources. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Inferred mineral resources are subject to uncertainty as to their existence and as to their economic legal feasibility.

  Cerro Los Gatos Mine Successfully Commissioned with Significant Near-Term Production Growth

        The Cerro Los Gatos Mine is currently in full commissioning phase, with final construction completed in the second quarter of 2019. Commissioning is currently ahead of schedule, having achieved a number of key milestones, including:

  •
  fully commissioned the run-of-mine stockpile;

  •
  fully commissioned the ore conveyance system, which is operating at 100% of design capacity;

  •
  reached 80% of design capacity at the grinding circuit and flotation circuit;

  •
  reached 80% of design capacity at the concentrate and tailings thickeners;

  •
  completed the storage and concentrate loadout area;

  •
  fully commissioned the tailings storage facility;

  •
  transitioned to the Mexican national power grid;

  •
  shipped the first lead and zinc concentrates; and

  •
  nationally recognized as a socially responsible company in Mexico.

 Mine Ramp-Up (tpd)

Process Plant Ramp-Up (tpd)

Underground Development (cumulative meters)

 Metal Recoveries by September 30, 2019

Metal	Actual Recovery	Commissioning Forecast Recovery	Feasibility Study Recovery(1)
Silver	85.2%	75.0%	84.9%
Gold	67.6%	61.7%	69.9%
Zinc	74.2%	64.1%	72.5%
Lead	84.7%	81.9%	92.8%

(1)
Includes zinc concentrate and lead concentrate.

  Additional Resource Growth Potential from Exploration of the Los Gatos District

        In addition to the significant existing resources at the Cerro Los Gatos Mine, the Los Gatos District also contains the Esther and Amapola deposits and 11 other mineralized zones. With control of the concessions, the ability to develop the entire 103,087-hectare land position and more than 85% of the land position yet to be explored, we expect that we will stand to benefit from mineralization beyond those already identified in the 14 mineralized zones, which include the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit.

  Sunshine Complex Represents a Significant Growth Opportunity Supported by Existing Infrastructure

        The Sunshine Complex hosts one of the highest-grade known primary-silver deposits worldwide, estimated to contain 2.985 million diluted tonnes of measured and indicated resources at a silver grade of 785 g/t and 8.174 million tonnes of inferred resources at a silver grade of 843 g/t. SSMRC believes that the significant historical production at the Sunshine Complex, combined with the recent and planned mine and refinery improvements, reduces project risk and enhances the likelihood of operating success of the project.

        In addition to acquiring the Sunshine Mine, the Company acquired the Sunshine Refinery, as well as additional surface rights and prospective mineral properties adjacent to the Sunshine Complex, making it the only complete vertically integrated silver complex in North America, with the ability to produce 99.99% silver bullion, acceptable as good delivery on the COMEX. SSMRC has also improved the existing underground infrastructure, repaired surface facilities and equipment, completed many environmental, health and safety upgrades and identified additional near-surface mineralization that could be mined in the near future. The Company has also accomplished the following at the Sunshine Complex:

  •
  initiated and expanded exploration drilling;

  •
  discovered the new 10 vein, the West Chance Link vein and the South Yankee Boy Split vein, as well as the vertical extension of the Sunshine vein;

  •
  engaged geologic resource, metallurgical, environmental, hydrogeological and mine planning consultants;

  •
  initiated metallurgical design work for a new processing plant;

  •
  initiated a third-party concentrate marketing study for silver-bearing concentrates;

  •
  completed a 3D block model with over 130,000 data points;

  •
  developed two declines for exploration platforms and access within the mine; and

  •
  completed the independent Sunshine Mine Technical Report in accordance with the SEC Mining Modernization Rules and NI 43-101.

        SSMRC completed the Sunshine Mine Technical Report, which has an effective date of November 2019, which indicated that production could begin in 2024. In order to undertake further development and commercialization of the Sunshine Complex, SSMRC intends to use a portion of the proceeds from this offering to reactivate the definition drilling program targeting new resources in the near-surface portions of the deposit. Additionally, technical and design work will be completed for a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to establish the economic merit for the Sunshine Complex redevelopment. To rehabilitate the Sunshine Complex infrastructure, additional funds will be required.

        Development of the Sunshine Complex is supported by significant existing infrastructure, including:

  •
  a COMEX-certified refinery, last operated in 2013, that we expect to be refurbished;

  •
  the operational primary Jewell shaft, which is being modernized and upgraded;

  •
  the Sterling Tunnel and Con-Sil Adit, which forms a significant underground network with the Jewell shaft;

  •
  a secondary shaft, which is being refurbished;

  •
  a fully permitted tailings storage facility;

  •
  proximity to an interstate highway, power and water; and

  •
  all environmental permits to begin surface and sub-surface operations, with the exception of applicable construction permits.

        With a consolidated land position of approximately 4,113 hectares at the Sunshine Mine core property, significant potential exists to allow drilling access from surface locations to new areas of potential mineralization that remain highly prospective as evidenced by new veins and vein extensions discovered during the last exploration program.

        SSMRC has tested ore sorting technology that uses X-ray transmission and laser technology to separate ore-bearing material from dilutive waste material prior to processing, with significant success based upon testing multiple samples of the Sunshine deposit ore, including a 5,000 kg bulk sample of mineralized material. Ore sorting technology provides further opportunities to increase the value of mineralized material prior to final beneficiation and has long been an integral part of industries in which pre-sorting to increase concentration value can convey significant economic benefit.

  Assets Located in Geopolitically Safe and Established Mining Regions

        The Los Gatos District and the Sunshine Complex are located in two of the world's premier silver mining regions. The Cerro Los Gatos Mine and the Los Gatos District are located in the Mexican Silver Belt, the world's largest silver producing region in 2018. The Sunshine Complex is located in the Coeur d'Alene Mining District in northeastern Idaho in the United States, which is estimated to have produced over one billion ounces of silver.

        Based on a survey published in 2018 by the Fraser Institute, an independent research organization, Idaho and Mexico are highly ranked among silver mining jurisdictions worldwide in terms of the attractiveness of investment. Both Mexico and Idaho are jurisdictions with a long history of successful mineral development and operations, which we believe are desirable jurisdictions in which to conduct mining operations due to stable political, tax and regulatory policies.

        Mexico is the largest producer of silver in the world, in addition to being a top-10 producer of gold, lead and zinc, among other major commodities. According to the 2018 Fraser Institute survey, Mexico ranks only behind certain areas in the U.S., Canada and Australia in terms of investment attractiveness for mining. In the mining sector, foreign ownership of Mexican companies is not subject to significant restrictions. The Mexican government is focused on improving infrastructure, primarily in the power grid and road networks.

Mine Site Exploration Potential Provides Opportunity for Significant Resource Conversion Beyond Existing Mine Plan

        SSMRC believes that its properties have significant exploration upside with numerous opportunities to define additional mineral resources through continued exploration.

        The LGJV expects to expand the Cerro Los Gatos Mine and the Esther and Amapola deposits, which remain open to lateral extensions and at depth. The LGJV also has identified 11 other mineralized zones. The LGJV has only conducted drilling on 15 kilometers out of over 150 kilometers of strike length of quartz veining along the Los Gatos District's 103,087 hectares.

        Previous work done has resulted in a 192% increase in measured and indicated silver equivalent resources from March 2014 to August 2019, with additional exploration planned using proceeds from this offering.

Cerro Los Gatos Mine Measured & Indicated Resources Growth Over Time (AgEq toz millions)

  Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates for the Cerro Los Gatos Mine reflect in-situ grades with no adjustment for metallurgical recovery. The effective date of the Los Gatos District mineral resource estimates is November 2019. The mineral resource estimates provided above include mineral reserves. Mineral resource estimates for the Cerro Los Gatos Mine were updated in the Los Gatos Technical Report as of November 2019, based on additional drilling completed subsequent to January 2017, which is the effective date of the Los Gatos Feasibility Study that included mineral reserve estimates. As a result, estimated mineral resources net of estimated mineral reserves cannot be calculated as of November 2019. New estimated mineral reserves will be calculated on the incremental change in estimated mineral resources for the Cerro Los Gatos Mine once a mine plan is completed.

        SSMRC has rights to approximately 4,113 hectares of exploration ground at the Sunshine Mine core property. The Sunshine Mine has numerous well-defined exploration targets, many of which are extensions of past-producing silver veins. In addition, SSMRC has acquired additional surface rights to further consolidate its ownership of this mineralized trend. Despite historically being one of the world's most prolific silver producing regions, SSMRC believes that the Coeur d'Alene Mining District is still highly underexplored. Through application of modern exploration technologies and processes, SSMRC has discovered the new 10 vein, the West Chance Link vein and the South Yankee Boy Split vein, as well as the vertical extension of the Sunshine vein.

        SSMRC controls nine other exploration properties in Mexico and Idaho in addition to the Los Gatos District and the Sunshine Complex, which could provide further opportunities for resource growth:

Summary of Other Exploration Properties

Property	Size	Location
Pine Creek	1,235 hectares	Idaho, U.S.A.
Snow Storm	201 hectares	Idaho, U.S.A.
Rock Creek Lease	1,058 hectares	Idaho, U.S.A.
East Silver Belt	1,234 hectares	Idaho, U.S.A.
Central Silver Belt	798 hectares	Idaho, U.S.A.
Falls Creek(1)	752 hectares	Idaho, U.S.A.
San Jose de Minas	8,800 hectares	Puebla, Mexico
Santa Valeria	1,543 hectares	Chihuahua, Mexico

(1)
Coeur d'Alene Mine

Politically Stable and Mining-Friendly Jurisdictions

        Both Mexico and Idaho are jurisdictions with a long history of successful mineral development and operations, which we believe are desirable jurisdictions in which to conduct mining operations due to stable political, tax and regulatory policies. Based on a survey published in 2018 by the Fraser Institute, an independent research organization, Idaho and Mexico are highly ranked among silver mining jurisdictions worldwide in terms of attractiveness of investment. Several jurisdictions other than Idaho and Mexico with silver production have experienced issues with local government, including substantial increases in mining taxes, government revocation of mining licenses and restrictions on foreign ownership.

Attractive Market Dynamics

        Investment demand for silver exposure remains strong, driven in part by volatility in the U.S. dollar, ongoing economic uncertainty in Europe and political unrest in the Middle East and elsewhere. Historically, silver has been viewed as an effective hedge against a decrease in the value of currency and inflation, attracting investors during times of uncertainty. In addition, industrial demand for silver continues to increase, driven by new emerging applications such as solar energy, medical applications and water purification, which the Company believes enhance the strong supply and demand fundamentals of silver.

        Despite this strong investment and industrial demand, the universe of primary silver companies is small, which has created a scarcity of investor options for silver exposure. We believe SSMRC represents a highly attractive opportunity for investors to gain exposure to a primary silver company with two world-class assets.

Experienced Management Team and Board

        SSMRC has an experienced and growing management team with a track record of successfully identifying and developing mineral discoveries. The Company's Executive Chairman & Chief Executive Officer, Stephen Orr, has 43 years of experience in the minerals industry principally with Homestake

Mining Company, where he ultimately served as President of Homestake Canada Inc.; Barrick Gold Corporation, where he was Managing Director of Australia & Africa operations; OceanaGold, where he served as Chief Executive Officer; and Ventana Gold Corp., where he was President & Chief Executive Officer. The Company's Chief Financial Officer, Roger Johnson, has 41 years of experience in financial management of the minerals industry with Coopers & Lybrand, as a public accountant; Kennecott Utah Copper LLC, as Vice President, Controller; Pasminco Zinc, Inc., as Senior Vice President, Finance and Administration; and Newmont Mining Corporation, where he was Vice President, Chief Accounting Officer. The Company's Vice President Exploration and Mexico, Philip Pyle, has 41 years of experience in the minerals industry with Linear Gold (now Fortune Bay Corp.), where he served as Exploration Manager, and at MIM Exploration Pty Ltd, BHP Minerals International Exploration and AMAX Exploration Inc. He served as Vice President Exploration at Los Gatos since 2008. The Company's VP Operations, John Kinyon, has 40 years of experience in the minerals industry, including as Vice President and General Manager at Coeur Mining Inc.'s Kensington Mine, General Manager of Yukon Zinc's Wolverine project, Vice President Operations at OceanaGold's New Zealand operations and General Manager of Eskay Creek at Barrick Gold Corporation.

        Our Board of Directors is comprised of senior mining and financial executives who have broad domestic and international experience in mineral exploration, development and mining. The Board of Directors has been established with individuals who have career backgrounds at notable mining companies. SSMRC believes that the specialized skills and knowledge of the management team and of the Board of Directors will significantly enhance SSMRC's ability to explore and develop the Los Gatos District and the Sunshine Complex and to pursue other regional growth opportunities.

        See "Management" for additional information.

Shareholder Support

        The Company was founded by The Electrum Group LLC and certain of its affiliates. Electrum is an investment advisor whose team, led by Dr. Thomas S. Kaplan, has historically focused on making strategic investments in precious metals resources and hydrocarbons. Electrum has a demonstrated track record of successful natural resource investments and more than 20 years of experience investing in the metals and mining sector. The Company believes that access to the specialized skills and knowledge within Electrum will significantly enhance SSMRC's ability to execute its business strategy.

        Los Gatos Ltd. was founded by Electrum in April 2006. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum principally funded the activities of Los Gatos Ltd. In addition, pursuant to a services agreement effective January 1, 2008, Tigris Financial (International) L.P. provided services consisting primarily of business and financial advice with respect to the strategic business development and corporate finance activities of Los Gatos Ltd. and its subsidiaries. This agreement was terminated on August 1, 2011.

        Precious Metals Opportunities LLC, our predecessor, was founded by Electrum in December 2009. Prior to the merger of Los Gatos Ltd. with and into the Company in March 2011, Electrum funded the activities of the Company. Prior to 2011, Electrum employees served as our officers and directors and were responsible for the management of all aspects of our business, including the acquisition of the Sunshine Mine and our financing activities from March through June 2011. Igor Levental, President of Electrum, and Ali Erfan, Vice Chairman of Electrum, are members of the Company's Board of Directors

        MERS is an independent, professional retirement services company that was created to administer the retirement plans for Michigan's local units of government on a not-for-profit basis. The team at MERS is made up of top industry experts who use fiscal best practices to give members peace of mind and security in their retirement. From July 2015 through July 2019, MERS acquired 19.5% of the

Company's common stock. Prior to MERS' purchase of the Company's common stock, the Company had no business relationship with MERS.

        The current shareholder structure is detailed below.

        Following the completion of this offering, Electrum and MERS will beneficially own approximately      % and      % of the Company's outstanding common stock, respectively, assuming the over-allotment option is not exercised by the underwriters, and both Electrum and MERS will continue to have a presence on the Board of Directors.

Business Strategy

        SSMRC's business strategy is focused on creating value for stakeholders through the ownership and advancement of three principal projects—the Cerro Los Gatos Mine, the Sunshine Complex and the Los Gatos District—and through the pursuit of similarly attractive silver-focused projects. The LGJV commenced production at the Cerro Los Gatos Mine in the third quarter of 2019 and, subject to the availability of financing, SSMRC plans to commence production at the Sunshine Complex in 2024. The Company intends to achieve these objectives through the following initiatives:

  The Proceeds from This Offering Will Initially Be Used for Immediate Value-Enhancing Initiatives

  •
  Increase joint venture ownership in the Los Gatos Joint Venture from 51.5% to 70.0%:  SSMRC intends to use $            to exercise its right to repurchase an approximate 18.5% interest in the LGJV from Dowa, increasing SSMRC's ownership to 70.0%. The option represents an attractive investment opportunity for SSMRC that we believe is immediately value accretive. With increased ownership, SSMRC will further benefit from the near-term ramp-up in production at the Cerro Los Gatos Mine, supported by the cash flow generation profile and fully funded nature of the project. In addition to increasing our economic interest in the Cerro Los Gatos Mine, this step up will also provide us with greater exposure to potential upside from additional exploration within the Los Gatos District, in particular, the Esther and Amapola deposits. Following this increase in the Company's ownership interest in the LGJV, the Company will continue to not exercise control over the LGJV despite owning the majority interest of the

    LGJV due to certain provisions contained in the joint venture agreement that currently require unanimous partner approval of all major operating decisions.

  •
  Acquire a portion of the Los Gatos Working Capital Facility:  The Los Gatos Working Capital Facility provided by Dowa to the LGJV carries an annual interest rate of LIBOR plus 3%. In addition, SSMRC is required to pay an arrangement fee on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding. Acquiring a portion of the Los Gatos Working Capital Facility will reduce our borrowing costs.

  •
  Conduct definitional drilling and a feasibility study at the Sunshine Complex:  The $             million designated for the Sunshine Complex allows reactivation of the successful definition drilling program targeting new resources in the near-surface portions of the deposit. Additionally, technical and design work will be completed for a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to establish the economic merit for the Sunshine Complex redevelopment.

  The Proceeds from This Offering Will Also Be Used for Other Near-Term Initiatives

  •
  Complete a feasibility study expanding the Cerro Los Gatos Mine production rate to 3,000 tpd: A recent Company desktop study estimated that a production rate expansion from 2,500 to 3,000 tpd could significantly improve the economics of the Cerro Los Gatos Mine. Given the appealing potential return, $                million will be designated for the completion of a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, for the possible Cerro Los Gatos Mine production rate increase.

  •
  Further exploration of the Los Gatos District:  The Los Gatos District exploration represents the Company's 70.0% share, after giving effect to our intended repurchase of an approximate 18.5% interest in the Los Gatos Joint Venture, of a $7 million exploration program to further define resources in the partially defined Esther deposit to confirm the multiple deposit potential of the Los Gatos District.

  Longer-Term Initiatives

  •
  Repay or refinance existing debt at the Cerro Los Gatos Mine:  Using the anticipated cash flows generated by the Cerro Los Gatos Mine, the LGJV intends to pay down a significant portion of the existing debt at the Cerro Los Gatos Mine.

  •
  Complete development of the Sunshine Complex:  Following the completion of exploration drilling and a feasibility study at the Sunshine Complex, and subject to the availability of financing, SSMRC plans to undertake development of the Sunshine Complex with first production planned for 2024. The Sunshine Complex has one of the highest-grade known primary-silver mines in the world with significant mine life and attractive operating costs. We believe that a number of attractive financing alternatives will be available after the completion of the feasibility study to raise the additional capital required for the development of the Sunshine Complex, underpinned by the potential of the Sunshine Complex and possible cash flows from the Cerro Los Gatos Mine.

Summary of Mineral Resources and Mineral Reserves

        Below is a summary table of estimated mineral resources and reserves as of November 27, 2019. Further information can be found in the following sections: "—Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits," "—Mineral Reserve Estimates—Cerro Los Gatos Mine" and "—Mineral Resource Estimates—Sunshine Mine."

Summary Mineral Resources as of November 27, 2019

Cerro Los Gatos Mineral Resource Estimates

Category	Tonnes (100% basis)	Tonnes (51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
	millions
Measured	5.8	3.0	324	0.39	2.9	5.8	0.11
Indicated	4.6	2.4	202	0.28	2.5	5.2	0.11
Measured & Indicated	10.4	5.4	269	0.34	2.7	5.5	0.11
Inferred	3.7	1.9	107	0.28	2.8	4.0	0.14

Based on a cut-off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates for the Cerro Los Gatos Mine reflect in-situ grades with no adjustment for metallurgical recovery. The effective date of the Los Gatos District mineral resource estimates is November 2019. The mineral resource estimates provided above include mineral reserves. Mineral resource estimates for the Cerro Los Gatos Mine were updated in the Los Gatos Technical Report as of November 2019, based on additional drilling completed subsequent to January 2017, which is the effective date of the Los Gatos Feasibility Study that included mineral reserve estimates. As a result, estimated mineral resources net of estimated mineral reserves cannot be calculated as of November 2019. New estimated mineral reserves will be calculated on the incremental change in estimated mineral resources for the Cerro Los Gatos Mine once a mine plan is completed.

Esther and Amapola Deposit Mineral Resource Estimates

Category	Tonnes (100% basis)	Tonnes (51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
	millions
Indicated(1)	0.46	0.24	133	0.04	0.7	2.1	0.02
Inferred(1)	2.29	1.18	98	0.12	1.6	3.0	0.05
Indicated(2)	0.25	0.13	135	0.1	0.1	0.3	0.02
Inferred(2)	3.44	1.77	140	0.1	0.2	0.3	0.03

(1)
Esther deposit.

(2)
Amapola deposit.

Based on a cut-off grade of 100 grams silver equivalent/tonne using metal prices of $22.30/toz silver, $1,214.81/toz gold, $0.97/lb lead, $0.91/lb zinc and $3.29/lb copper. The mineral resource estimates for the Esther and Amapola deposits reflect undiluted in-situ grades with no adjustment for metallurgical recovery. The Esther and Amapola Deposit Initial Assessment is included in the Los Gatos Technical Report and has an effective date of August 2012.

 Sunshine Complex Mineral Resource Estimates

Category	Tonnes (millions)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Measured	1.116	847	—	—	—	—
Indicated	1.869	751	—	—	—	—
Measured & Indicated	2.985	785	—	—	—	—
Inferred	8.174	843	—	0.35	0.02	0.22

Based on a cut-off grade of 343 grams per tonne using a silver price of $20.16/toz and an average metallurgical recovery of 97%. The Sunshine Complex mineral resource estimates are in-situ estimates. Additional material assumptions underlying the Sunshine Complex mineral resource estimates include: (i) resource estimation was completed by Tetra Tech in MicroMine® mining software utilizing data supplied by SSMRC; (ii) ordinary Kriging was used to estimate 3D points along a string type block model for 37 veins; and (iii) mineral resources were diluted to a fixed mine width of 2 meters. See Section 14 of the Sunshine Mine Technical Report. The effective date of the Sunshine Complex mineral resource estimates is October 2013.

Summary Mineral Reserves as of November 27, 2019

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
Cerro Los Gatos Mine	Amount (tonnes, in million, 100% basis)	Amount (tonnes, in million, 51.5% basis)	Grades/Qualities	Amount (tonnes, in million, 100% basis)	Amount (tonnes, in million, 51.5% basis)	Grades/Qualities	Amount (tonnes, in million, 100% basis)	Amount (tonnes, in million, 51.5% basis)	Grades/Qualities
Ag (g/t)	—	—	—	—	—	—	—	—	247.39
Au (g/t)	—	—	—	—	—	—	—	—	0.30
Pb (%)	—	—	—	—	—	—	—	—	2.28
Zn (%)	—	—	—	—	—	—	—	—	4.75
Cu (%)	—	—	—	—	—	—	—	—	0.10
Total	3.171	1.633	—	6.637	3.418	—	9.808	5.051	—

Reserves based on a $70 Net Smelter Return ("NSR") cut-off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The Los Gatos Feasibility Study is included in the Los Gatos Technical Report and has an effective date of January 2017.

The Los Gatos District

        The technical information appearing below and elsewhere in this prospectus concerning the Los Gatos District was derived from the Los Gatos Technical Report prepared by Tetra Tech. The Los Gatos Technical Report was prepared by the following qualified persons, each of whom is an employee of Tetra Tech: Guillermo Dante Ramriez Rodriguez, Leonel Lopez, Kira Johnson, Keith Thompson, Kenneth Smith, Luis Quirindongo and Max Johnson. None of the qualified persons who prepared the Los Gatos Technical Report is affiliated with SSMRC or any other entity that has an ownership, royalty or other interest in the Cerro Los Gatos Mine or the Los Gatos District.

Location of the Los Gatos District and Access

        The Los Gatos District, covers approximately 103,087 hectares in the south-central part of the State of Chihuahua in northern Mexico, within the municipality of Satevó. The Los Gatos District is roughly centered on Latitude 27° 34' 17" N, Longitude 106° 21' 33" W, near the town of San José del Sitio. The Los Gatos District is located approximately 120 kilometers south of the state capital of Chihuahua City and approximately 100 kilometers northwest of the mining city of Hidalgo del Parral.

        San José del Sitio is accessible by a nearly 100% paved road from the turnoff of Federal Highway 24 at the 81 kilometer marker between the cities of Chihuahua and Hidalgo de Parral. The access road can be traveled by any motorized vehicle and has regular bus and supply services to the surrounding communities. The Los Gatos District area is accessible by a large network of dirt and gravel roads that are used by local owners and lessees to access grazing areas for cattle and local ranches. Northern areas of the Los Gatos District are also accessible from several gravel roads connecting with Mexican Federal Highway 24 between the 60 kilometer to 81 kilometer markers. In more remote areas, the rolling topography permits easy access by foot into areas where roads do not exist.

        There are a limited number of qualified workers in San José del Sitio, but, technical workers (e.g., miners, electricians, mechanics, computer technicians, etc.), heavy equipment and specialized operators can be found in the surrounding area and at Parral, 88 kilometers southeast. Primary and secondary-level technical schools are available in Valle de Zaragoza, and all levels of schooling are available in Parral and/or Chihuahua, each 2.5 hours away by vehicle.

        See "Risk Factors—The title to some of the mineral properties may be uncertain or defective, thus risking our investment in such properties" for a discussion of factors or risks that may affect access or title or the right or ability to perform work on the property.

        See Section 4.1 of the Los Gatos Technical Report for further specific information of the location of the Los Gatos District.

Mining Concessions

        The Los Gatos District is made up of a series of claim titles covering approximately 103,087 hectares and a series of concession applications for a total surface area of approximately 14,788 hectares. The titled mining concessions are summarized below:

Los Gatos District—Titled Mining Concessions

Concession Name	Title Number	Date Granted mm/dd/yy	Hectares	Current Concessionaire
Los Gatos	231498	3/4/08	19,712	Minera Plata Real
Los Gatos 2	228950	2/22/07	10,720	Minera Plata Real
Los Gatos 3	231076	1/16/08	27	Minera Plata Real
Mezcalera	228249	10/17/06	4,992	Minera Plata Real
Mezcalera 2 Fracción I	228929	2/21/07	39	Minera Plata Real
Mezcalera 2 Fracción II	228930	2/21/07	26	Minera Plata Real
Mezcalera 2 Fracción III	228931	2/21/07	29	Minera Plata Real
Paula Adorada	223392	12/9/04	40	Minera Plata Real
La Gavilana	237137	11/19/10	10	Minera Plata Real
San Luis	236908	10/5/10	16	Minera Plata Real
La Gavilana Fracción I	237461	12/21/10	44	Minera Plata Real
Los Estados Fracción I	237694	4/25/11	9	Minera Plata Real
Los Estados Fracción II	237695	4/25/11	44	Minera Plata Real
Los Gatos 4	238511	9/23/11	52,597	Minera Plata Real
San Luis 2	238694	10/18/11	42	Minera Plata Real
Los Veranos	238573	9/23/11	14,740	Minera Plata Real
San Luis 3	240452	5/23/12	0.01	Minera Plata Real

Total			103,087

        In addition to the concessions listed in the table above, there are several small concessions within the Los Gatos District area that have been cancelled and not yet liberated by the Dirección General de

Minas, which the Company intends to apply for once liberated. The Company has also arranged for permission to enter and perform exploration activities in a number of private land properties in the district area.

        These concessions are held by MPR. The concessions have a period of validity that ranges between 2054 and 2058. MPR holds the rights to the concessions of Los Gatos and Paula Adorada subject to the terms of an agreement with the original holder of the concession. These agreements have been duly recorded in the Méxican Public Registry of Mines. Details of these agreements are provided below;

Royalty and Agreement on Los Gatos Concession

        The Los Gatos concession (title 231498) is subject to the terms of an exploration, exploitation and unilateral promise of assignment of rights agreement made between La Cuesta International, S.A. de C.V. and MPR, dated May 4, 2006. Pursuant to this agreement, title to the Los Gatos concession was transferred to MPR and in connection with the transfer MPR is required to make semi-annual advanced royalty payments of $20,000 to La Cuesta International, S.A. de C.V. until the commencement of commercial production and thereafter is required pay a 2% net smelter returns royalty on production from the Los Gatos concession and a 0.5% net smelter returns royalty from lands within a one-kilometer boundary of the Los Gatos concession, subject to a minimum royalty payment in the same amount as the advanced royalty payment. Once total royalty payments reach $10 million the 2% net smelter returns royalty will decrease to 0.5% and once total payments have reached $15 million, the royalty will no longer be payable. During the term of the agreement MPR is required to comply with all mining, environmental and other applicable laws in order to maintain its right and title to the Los Gatos concession.

Agreement for Paula Adorada

        The Paula Adorada concession was acquired from Chihuahua based company Grupo Factor through an option to purchase agreement in effect from 2008–2013. Once all obligations and payments were completed during the term of the agreement, the registered ownership of the Paula Adorada concession (title 223392) was transferred from Grupo Factor to MPR in 2014, with no remaining obligations or royalties.

Joint Venture Agreement

        The Los Gatos District is owned and operated through the Unanimous Omnibus Partner Agreement entered into on January 1, 2015 among SSMRC, MPR, Operaciones San Jose de Plata S. de R.L. de C.V., Servicios San Jose de Plata S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., and Dowa, as amended. Pursuant to this agreement, the LGJV cannot make any "Major Decisions" without first having obtained Dowa's consent or without first having obtained the consent of holders of at least 90% of the interest in the LGJV, depending on the time such Major Decisions are made. Major Decisions, as defined in the agreement, include the significant operating decisions of the LGJV, such as, among other decisions, budgeting, development and exploitation approvals, loan and outside financing approvals, expansion of area of interest, surrendering claims, the creation of security interests on property, any initial public offering of the joint venture, and litigation settlements. Therefore, despite holding a majority equity interest in the LGJV, SSMRC does not exercise control over the LGJV.

Sales Agreements

        Operaciones San Jose de Plata, S. de R.L. de C.V. (the "Seller"), an entity that forms part of the LGJV, entered into a delivery contract, dated April 14, 2019, with Metagri S.A. de C.V. ("Metagri"), whereby Metagri agreed to buy and accept delivery of, and the Seller agreed to sell and deliver to

Metagri, all lead concentrate that will be produced from the Cerro Los Gatos Mine until December 31, 2021. The lead concentrate will ultimately be delivered to Metagri's warehouse in Manzanillo, Mexico.

        The Seller also entered into a delivery contract, dated July 15, 2019, with Ocean Partners, whereby Ocean Partners agreed to buy and accept delivery of, and Seller agreed to sell and deliver to Ocean Partners, all zinc concentrate that will be produced from the Cerro Los Gatos Mine until June 30, 2022. The zinc concentrate will ultimately be delivered to Dowa's zinc smelter in Akita, Japan, unless otherwise agreed to by Dowa.

Climate and Topography

        The Los Gatos District area is located in the Sierras y Llanuras del Norte Physiographic Province near the boundaries between the Gran Meseta, Cationes, the Sierras and Llanuras Tarahumara Sub Provinces. The general physiography of the Los Gatos District is characterized by low to middle rolling volcanic hills with local escarpments and flat valley floors. Altitudes vary with between 1,550 masl at the base of the Santo Toribio Creek and 1,780 masl at the top of the Los Gatos Hill, one of the highest peaks of the Los Gatos District area.

        Vegetation is characterized by a semi-desert landscape, with typical low brush vegetation in the slopes, including lechuguilla, sotol, yucca, sage, bear grass and other types of indigenous grasses. Larger brush and trees are common along the main watercourses, with the presence of oak, cypress, poplar, huizache and mesquite, among others.

        The climate in the area is typical of desert areas of northwest Mexico, extreme semi-arid. Exploration and mining activities at the Los Gatos District are seldom interrupted by adverse weather conditions, with the exception of short-lived storms producing floods and damage to access roads.

Aerial View of the Cerro Los Gatos Mine

Geological Setting

        The Los Gatos District is located in the transition zone between the Sierra Madre Occidental volcanic province of western Mexico and the Mesozoic Chihuahua basin to the east. It is also located in the general union of the Sierra Madre Occidental, Chihuahua and Parral tectonostratigraphic terranes.

        The area is largely characterized by a thick sequence of Tertiary volcanic rocks that are generally dissected by a strong north-northwest bearing fault system that divides the area into the plateau and barranca sections and are subdivided in two major units, the Lower Volcanic Group and Upper Volcanic Group. The area is one of the largest known epithermal, precious-metal metallogenic provinces and is host to several well-known gold-silver producing mining districts in Mexico, such as Concheño, Batopilas, San Dimas-Tayoltita and Ocampo.

        The dominant rocks of the Los Gatos District area are thick accumulations of intermediate tuffs and lavas, with lesser felsic rocks, and Upper Cretaceous (Cenomanian) to Lower Paleocene aged sandstones, shales and limestones correlative with the Mezcalera formation, locally metamorphosed to phyllites, quartzites and marbles near areas of igneous activity. Rocks of this oldest sedimentary sequence occur within a small horst block located to the northwest of the Cerro Los Gatos District, with prominent high-angle fault boundaries on the north and south, parallel to the regional trend of faulting. Intruding and deposited on the entire section are locally important rhyolite flows, flow domes and dikes, usually strongly silicified, that have all of the varied textures expected with the development of flow domes, including breccias, flow banding and intrusive/extrusive transitions. Each of the rocks in the section contains observable hydrothermal alteration that suggests that mineralization in the area probably occurred late in the history of the development of the volcanic section. It is important to stress, however, that economic grades of mineralization have only thus far been identified in the andesite and dacite sections.

History of the Los Gatos District

        The Los Gatos District has been the subject of very limited historical prospecting and mineral exploration, including the development of shallow workings and preliminary exploration activities by Consejo de Recursos Minerales (now the Servicio Geológico Mexicano, the Mexican Geologic Survey) at the Esther, Gavilana (Paula) and San Luis zones with references to the occurrence of silver, lead and zinc. The construction and development work has not uncovered any evidence of past modern prospecting activities in the area. The Los Gatos District was initially recognized by reconnaissance activities by La Cuesta International Inc. in 2005 and later offered to Los Gatos Ltd. (original parent of MPR). An initial letter of agreement for exploration work on the Los Gatos District was negotiated and a final contract ratified in April 2006 between MPR and La Cuesta International S. A. de C.V. (the Mexican subsidiary of La Cuesta International Inc.). Only minor field work was conducted in 2006 and 2007 on the Los Gatos District during the waiting period for the initial concession to be titled, and formal exploration activities and drilling were conducted by MPR from and after 2008.

Exploration

        The Los Gatos District consists of three identified silver discoveries—the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit—and 11 other mineralized zones with over 150 kilometers of outcropping quartz and calcite veins are also located in the Los Gatos District.

        In 2008, MPR initiated its first phase of exploration in the Los Gatos District area with a program of surface geological mapping and rock sampling covering approximately 60% of the original Los Gatos concession within the core of the claim block. This work, conducted through a local Mexico-based consulting group, Grupo Azta, identified in excess of 100 kilometers of strike length of quartz and calcite veins, many of which contained lead, zinc and silver mineralization. Of the 1,217 rock samples taken from surface outcrops of vein and wall rocks, 200 samples contained values in excess of 10 grams of silver per tonne.

        From June 2008 to October 2008, environmental permits were obtained, proposed drill areas were re-mapped and re-sampled, surface access rights were negotiated with local ranches, and drill access roads were constructed. In January 2009 and September 2009, reports and corresponding notices of activity were submitted to the Environmental Protection Agency to cover the development of access roads and drill sites to drill 50 holes, along with a request to increase the number of drill holes to 250. Based on a report filed December 5, 2011, the number of drill holes permitted on the Los Gatos District was extended to 600 drill holes.

        Environmental baseline data collection began in May 2010 for the development of future environmental studies required for the project. Data on flora, fauna, water, air, climate, security and social impacts are generally collected on a routine basis for integration into future environmental studies required for the Los Gatos District.

        Detailed soil geochemistry programs have been conducted over the Esther deposit and the area between the Cerro Los Gatos Mine and Esther deposit. Results of the sampling identified new veins in the Esther deposit and revealed four separate structures between the Esther deposit and the Cerro Los Gatos Mine.

        Detailed topographic mapping has been created using Photosat, a Canadian contractor. The topography mapping was created at one meter, five meter, 10 meter and 50 meter contours from Geoeye® satellite coverage captured exclusively for the survey. Survey control points were established on the surface, with coordinates by total station in order to guarantee the accuracy of the survey.

        A detailed 3D Induced Polarization survey was conducted during July 2010 using SJ Geophysics, a contractor from Canada. Lines were initially spaced at 100 meters with stations every 25 meters, and later tightened to 50 meters by 25 meters. Results of the survey suggest a correlation between vein mineralization at the Cerro Los Gatos Mine and zones of high chargeability and low resistivity. In addition, the vein mineralization at the Esther deposit suggested a similar relationship of high chargeability and low resistivity. The first holes to test the trends of mineralization from these surveys successfully extended mineralization in both zones. As a result of the good correlation with mineralization, extensions of the surveys began in November 2010 at both the Cerro Los Gatos Mine and Esther deposit. Additionally, data was collected in the Amapola and San Agustin zones to determine the signature of mineralization in these areas for drilling.

Drilling

        As of September 30, 2019, 739 drill holes have been completed in the Los Gatos District totaling 267,060 meters.

        Drill sites are selected based on surface vein outcrops and geometric projections into the subsurface, as well as geochemical, geophysical and geological targets. Drilling is conducted using a wire line rig with diamond core capabilities. Holes begin with HQ size and are reduced, if necessary, to NQ and very rarely BQ, if difficult drilling conditions are encountered. Holes are surveyed with a Flexit EZ trac device at 50 meter intervals as the holes are completed. Surveys of drill hole surface locations are completed by a local contract topographer using a Topcon Total Station GTS-236W. All information pertinent to the drilling is stored in a master database in Microsoft Access®. TetraTech has reviewed the drilling information to be used for modeling and found the database to be reasonably free of errors. Additional drilling at the Cerro Los Gatos Mine is aimed at upgrading the confidence of the resource and identifying mineralized extensions along strike and down dip.

        In addition to the drilling conducted at the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit, MPR has conducted limited exploration drilling programs in 11 other areas in the Los Gatos District which include Cieneguita, San Luis, La Paula, San Agustin, Mezcalera, Torunos, Rodeo, Boca de Leon, Eva, El Lince, Ocelote and Wall-E/Ava. While anomalous levels of mineralization have been identified in each of these ten zones, drilling data is too limited to speculate as to the presence of economic quantities of mineralization. Additional drilling will be required in each area to delineate the mineralization identified.

Los Gatos District Mineralogy

        The Los Gatos District hosts a series of quartz, quartz-calcite and calcite veins in at least fifteen separate vein systems that are exposed along a strike length of approximately 30 kilometers and an outcrop belt width of approximately five kilometers. Vein width is generally in the order of one meter, but local wide zones up to eight meters in outcrop and true vein widths in excess of 30 meters have been identified by diamond drilling. Structurally, the veins form two sets, with north and northwest strikes and mostly steep dips. West/northwest trending fault and fracture zones probably reflect reactivated basement structures, whereas many of the north/northwest trending faults probably are associated with basin-and-range extension. Epithermal mineralization is associated with both phases of extension, so both trends have exploration potential; however, the basement architecture has overall control on the distribution of magmatic centers and hydrothermal systems.

        Mineralization at the Los Gatos District is characterized by silver, lead, zinc and copper sulphides and their oxides, along with fluorite, manganese, barite and traces of gold associated with quartz and calcite veins. The veins vary in orientation from west-northwest to northwest to north-northwest to north-northeast and vary in thickness from one meter to eight meters outcrop, but with much greater true width at depth based upon diamond drilling. Study of the veins in hand specimen and thin section suggests that they are epithermal in origin and are likely of intermediate sulfidation composition, showing vein textures and gangue mineralogy that indicate a relatively high-level hydrothermal system in the boiling environment. Breccia with clasts of vein quartz indicates a protracted hydrothermal system during multiple faulting events, a positive sign for economic epithermal veins. It has been interpreted that mineralized shoots may extend relatively far down dip, possibly to at least 250 meters.

        The Cerro Los Gatos Mine has the most persistent vein system, with a general northwest trend dipping to the east, a mapped extension in the order of ten kilometers, and widths of as much as eight meters and local associated veining up to 50 meters wide. Banded quartz veins and breccias are cemented by quartz, calcite and abundant manganese oxides (in surface outcrops). A study based on geological characteristics and silver-lead-zinc (arsenic-antimony-mercury) anomalous sections of the vein resulted in the discovery of the Los Gatos sub-horizontal mineralized horizon hosting the steeply to shallowly dipping mineralized-shoots at depth. Mineralization of interest is seen for approximately 2,500 meters in length and for an estimated average vertical extension in the order of 200 meters. High grade epithermal mineralization begins at a depth of around 100-150 meters. The reported average drilled true width of the structure is in the order of 8.9 meters. It has been interpreted that the top of the mineralized horizon at Los Gatos is generally located at an elevation of 1,400 meters above sea level (masl).

        Original exploration activities at the Esther vein system indicated the presence of a narrow quartz vein, less than one meter, with minor veining and silicification and noticeable lack of calcite. However, the presence of a small high-grade mineralized-shoot, probably 60 meters deep, attracted interest in the area. Drilling of this area also resulted in the discovery of the Esther mineralized-shoot, which has a known length of 800 meters for the main mineralized-shoot, as well as up to 1,200 meters of additional mineralized vein. The height of the mineralized interval is indicated by two drill holes to be in the order of 100 meters; most mineral intersections range in the order of two meters to eight meters, with a probable average slightly over three meters. It has been interpreted that the top of the favorable horizon at Esther is generally located about 120 meters below the surface.

        The Amapola deposit is characterized by a series of parallel mineralized veins striking north to south and west-northwest to east-southeast with sub-vertical dip. The Amapola deposit is located on the regional west-northwest trend of the Cerro Los Gatos Mine 4.5 kilometers to the northwest, however the highest grade mineralization does not share the same strike orientation. Six mineralized veins have been identified in the Amapola deposit from drilling, however most known resources are located in the Albita and Elizabeth veins, which are parallel and separated only by a few meters.

Sampling, Analysis and Data Verification

        MPR has carried out sampling campaigns that have included surface, limited underground and core samples. Samples were taken by local crews under the supervision of either a geologist of MPR or one of their contractors. Sampling intervals were, in most cases, two meters, with local variations depending on vein geology, to a minimum of 0.8 meters where structures were found. Detailed sampling was carried out at intervals directed by geological criteria, with priority given to testing high-grade zones in the vein structures and attention also given to identifying possible mineralization in the wall rock and quartz stockwork veining.

        MPR established a sampling protocol, which was followed through the drilling campaign, that in summary includes: supervision by MPR personnel, with the verification of core handling, recovery, core accommodation and depth recording by the contractor; and core collection, measurement, core recovery, photographing, specific gravity, geotechnical information and sampling interval selection by MPR geologists.

        Detailed logging of the sample intervals is conducted once the core samples are sawed, with detailed descriptions and estimations of mineralogy and mineral content, hydrothermal alteration, veining and fracturing. Assay intervals are divided in two equal parts by diamond saw, with most sampling conducted on two meter intervals, except for specific vein intervals. Vein intervals are selected for more detailed sampling, with a minimum of 0.8 meters per interval in the sample and a maximum of two meters.

        Samples are collected in standard plastic sample bags and tagged with a unique sample number recorded for each interval. Samples are grouped by drill hole and transported by pickup truck to the ALS Chemex laboratories sample receiving location in Chihuahua City, Mexico. From the time the core samples leave the drill site to the time the samples are delivered to ALS Chemex, they are escorted and under the supervision of personnel from MPR.

        Samples are dried, crushed and pulverized by ALS Chemex in Chihuahua City. Assay orders are delivered to the lab, and a copy of the receipt obtained is filed and registered in MPR's database. Sample pulps are then shipped by ALS Chemex to their laboratory in Vancouver, Canada for ICP analyses of silver, base metals and trace elements using a four-acid digestion technique. Gold assays are also completed using fire assay-AA preparation on 30-gram splits of the sample material.

        ALS Chemex has developed and implemented at each of its locations a Quality Management System (QMS) designed to ensure the production of consistently reliable data. As a result, the lab has received, including its sample preparation section in Guadalajara, the ISO 9001:2000 QMS registration from QMI. The ALS Laboratory Vancouver branch has also been accredited as conforming to requirements of Canadian regulations in this matter.

        MPR has set up a Quality Assurance/Quality Control (QA/QC) program to monitor the drilling program at the Los Gatos District, including the use of: (1) blanks (barren silica sand or barren andesitic flow material inserted wherever the geologist deems appropriate, but no less than one for every 40 samples focused on areas of higher metal values, which could lead to contamination); (2) standards are added every 20th sample (MPR has purchased 12 different standards from Rocklabs Ltd.); and (3) duplicates are also analyzed every 50 samples (each batch) by placing two sample tickets in the same sample bag and having the lab generate two pulps of the same sample for analysis.

        It is believed that core sampling is representative of mineralized intersections, with minor variations due to irregularities in mineralization, and that the QA/QC programs established by MPR and the sampling process follow industry standards and are adequate for mineral resource estimates.

        A review was made of available information derived from previous exploration work. This information included geological and sampling reports, drill logs, as well as assay results. Verification consisted of a general review of geological characteristics of the main mineralized areas, shown by the MPR field checking of geological maps in all areas and of sampling procedures by MPR as well as a review of all vein intersections and discussions of detailed sample handling, sampling and security procedures established by MPR. The original locations of samples reviewed were located, although most require re-painting. Tetra Tech verified several drill hole location monuments with a handheld global positioning system.

        Tetra Tech has conducted sample verification with samples from the Cerro Los Gatos Mine and Amapola deposit areas. Thirty-six (36) samples from the Cerro Los Gatos Mine and 16 samples from Amapola were chosen. Care was taken to select a fair distribution of samples based on the deposit. Core samples were split in MPR's sample preparation facilities in San Jose del Sitio from the remaining core halves. Tetra Tech has concluded that based on the results of the verification, MPR's sampling can be considered reliable.

Mineral Resource Estimates—Cerro Los Gatos Mine, Esther and Amapola Deposits

        All blocks in this estimate have been delineated by appropriately spaced drilling. Grade and tonnage has been estimated within a digital three-dimensional block model using the Kriging method. Mineral resources have been estimated for three individual deposit areas: the Cerro Los Gatos Mine, Esther and Amapola deposits. Mineral resources are estimated using silver equivalent grades at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc.

        The tonne and grade estimates in the block model are based on drill hole assay sample intervals. The vein widths are constrained by three-dimensional solids and have not been diluted.

        To be classified as a mineral resource, a block was required to be estimated using data points inside a search ellipsoid ranging from 125 to 130 meters. After a Kriging first pass, all samples were initially categorized as inferred mineral resources. Further samples were derived from the block that underwent the Kriging first pass. The search ellipsoid long axis was determined using variogram analysis. In addition to the search ellipsoid range, samples were required to be sourced from at least two drill holes per estimate and have a relative Kriging error of less than 1.04 for Amapola, 1.25 for Esther and 1.45 for the Cerro Los Gatos Mine were assigned into the indicated resource category. A second nearest neighbor pass with a spherical range of 50 meters to 75 meters used the block values estimated in the first pass cut the 90th percentile as its source data. Cut values from the blocks were used to prevent high-grade influencing from within the higher grade core of the deposit, and provide a more moderated estimate on the extents of the modeled veins.

        Density of each block was determined from measured density samples within the mineralized zones and Kriged as a block attribute.

        The table below summarizes the mineral resource estimates at the Cerro Los Gatos Mine and the Esther and Amapola deposits as of November 27, 2019.

Los Gatos District Mineral Resource Estimates

	Category	Tonnes (million; 100% basis)	Tonnes (million; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Cerro Los Gatos Mine(1)	Measured	5.8	3.0	324	0.39	2.9	5.8	0.11
	Indicated	4.6	2.4	202	0.28	2.5	5.2	0.11
	M&I	10.4	5.4	269	0.34	2.7	5.5	0.11
	Inferred	3.7	1.9	107	0.28	2.8	4.0	0.14
Esther Deposit(2)	Indicated	0.46	0.24	133	0.04	0.7	2.1	0.02
	Inferred	2.29	1.18	98	0.12	1.6	3.0	0.05
Amapola Deposit(2)	Indicated	0.25	0.13	135	0.1	0.1	0.3	0.02
	Inferred	3.44	1.77	140	0.1	0.2	0.3	0.03

(1)
Based on a cut off grade of 150 grams silver equivalent/tonne at assumed metal prices of $18.00/toz silver, $0.92/lb lead and $1.01/lb zinc; gold was not considered in silver equivalent calculation. The mineral resource estimates for the Cerro Los Gatos Mine reflect in situ grades with no adjustment for metallurgical recovery. The effective date of the Los Gatos District mineral resource estimates is November 2019. The mineral resource estimates provided above include mineral reserves. Mineral resource estimates for the Cerro Los Gatos Mine were updated in the Los Gatos Technical Report as of November 2019, based on additional drilling completed subsequent to January 2017, which is the effective date of the Los Gatos Feasibility Study that included mineral reserve estimates. As a result, estimated mineral resources net of estimated mineral reserves cannot be calculated as of November 2019. New estimated mineral reserves will be calculated on the incremental change in estimated mineral resources for the Cerro Los Gatos Mine once a mine plan is completed.

(2)
Based on a cut-off grade of 100 grams silver equivalent/tonne using metal prices of $22.30/toz silver, $1,214.81/toz gold, $0.97/lb lead, $0.91/lb zinc and $3.29/lb copper. The mineral resource estimates for the Esther and Amapola deposits reflect undiluted in situ grades with no adjustment for metallurgical recovery. The Esther and Amapola Deposit Initial Assessment is included in the Los Gatos Technical Report and has an effective date of August 2012.

        The material assumptions for the Company's mineral resource estimates at the Cerro Los Gatos Mine include (i) resource estimation completed by Tetra Tech in MicroMine mining software using drill hole data provided by MPR, (ii) usage of histograms and probability plots to determine where high-grade distribution tails became unsupported or deviated from lognormal and application of upper limits for grade capping, (iii) compositing sampled intervals to two meters to match the mode sample length, (iv) using geological modeling and vein modeling, (v) using specific gravity measurements and (vi) no dilution being accounted for in the mineral resource estimates. See Section 14.1 of the Los Gatos Technical Report. The material assumptions for the Company's mineral resource estimates at the Amapola deposit include (i) resource estimation completed by Tetra Tech in MicroMine software technology using drill hole data provided by MPR, (ii) using ordinary Kriging, with a single Kriging pass being made on the four veins of the Amapola deposit and a secondary nearest neighbor inferred pass made only for two of the veins and (iii) using specific gravity measurements to estimate vein density. See Section 14.2 of the Los Gatos Technical Report. The material assumptions for the Company's mineral resource estimates at the Esther deposit include (i) resource estimation completed by Tetra Tech in MicroMine software technology using drill hole data provided by MPR, (ii) using ordinary Kriging, with a single Kriging pass made on each of the three veins of the Esther deposit followed by a secondary nearest neighbor inferred pass and (iii) using specific gravity measurements to estimate vein density. See Section 14.3 of the Los Gatos Technical Report.

        The Company is unaware of any title, taxations, socio-economic, marketing, political or other relevant factors that could materially affect this mineral resources estimate.

Mineral Reserve Estimates—Cerro Los Gatos Mine

        The mineral reserve estimates include the portion of the measured and indicated resource that can be mined economically. Economic criteria and mining constraints (based on the selected mining methods) are applied to the resource blocks to define mineable blocks. Mineral reserves are determined after applying dilution and recovery factors to these mineable blocks.

        Mineral reserves are included in total mineral resources. Mineral reserves are based on the Company's previous mineral resources estimate, with an effective date of January 2017, of 9.81 million diluted tonnes of proven and probable mineral reserves (or 5.05 million diluted tonnes of proven and probable mineral reserves on a 51.5% basis) with a cut-off grade of 150 grams silver equivalent/tonne and using $0.92/pound lead and $1.01/pound zinc.

        In order to calculate the reserves, a mine plan was constructed for the Los Gatos Feasibility Study, which takes into account 1) a cut-off grade of $70/tonne NSR value, which includes the expected metal recoveries of silver, lead, zinc and gold; 2) a minimum mining width of 2 meters; 3) expected mining dilution based on mining technique for each area; and 4) a removal of a buffer zone of three meters along the Los Gatos fault on the upper boundary of the mineralized zone.

        The Company is unaware of any title, taxation, socio-economic, marketing, political or other relevant factors that could materially affect this mineral reserve estimate.

        The table below summarizes the mineral reserve estimate at the Cerro Los Gatos Mine, with an effective date of January 2017, which includes dilution and recovery factors.

Cerro Los Gatos Mineral Reserve Estimates as of November 27, 2019

Zone	Category	Tonnes (million; 100% basis)	Tonnes (million; 51.5% basis)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Northwest Zone	Proven	0.077	0.039655	506.23	0.8	2.72	4.85	0.08
	Probable	2.996	1.54294	275.55	0.35	2.51	5.1	0.09
Central Zone	Proven	3.094	1.59341	309.53	0.36	2.51	5.23	0.11
	Probable	2.416	1.24424	192.92	0.25	1.54	3.75	0.08
Southeast Zone	Proven
	Probable	0.705	0.363075	112.2	0.12	2.71	5.55	0.01
Southeast Zone Block 2	Proven
	Probable	0.52	0.2678	96.07	0.14	2.61	3.45	0.11
Total (Proven)		3.171	1.633065	314	0.37	2.52	5.23	0.11
Total (Probable)		6.637	3.418055	216	0.28	2.17	4.53	0.09
Total (Proven & Probable)		9.808	5.05112	247.39	0.3	2.28	4.75	0.10

Reserves based on a $70 Net Smelter Return ("NSR") cut-off value. NSR is defined as revenue per tonne mined less the sum of concentrate refining, treatment and transportation costs per tonne mined. The mineral reserve estimates for the Cerro Los Gatos Mine reflect diluted grades with adjustment for metallurgical recovery. The Los Gatos Feasibility Study is included in the Los Gatos Technical Report and has an effective date of January 2017.

        The material assumptions for the Company's mineral reserve estimates at the Cerro Los Gatos Mine include (i) assigning NSR values to the block model, (ii) using a dilution strategy developed by a geomechanical consultant, (iii) application of mining recovery factors, including stope recovery and drift-and-fill recovery and (iv) application of dilution and recovery factors to stope tonnage and using Deswik scheduling software to develop a LOM development and production schedule. See Section 15 of the Los Gatos Technical Report.

Mineral Processing and Metallurgical Testing

        The Cerro Los Gatos Mine is a silver-lead-zinc deposit with relatively complex mineralogy. Upon review of the metallurgical testing data, it was clear that the Cerro Los Gatos Mine mineralization responded well to a conventional sequential silver-lead-zinc flotation. Zinc rougher flotation tailings and zinc first cleaner scavenger tailings are combined to become the final tailings. Tailings thickener underflow (100%) is pumped to a cyanide destruction facility. After detox, 40% of final tailings are pumped to backfill plant and the remaining 60% are pumped to a tailings storage facility.

        The expected grades and recoveries for lead, zinc, and silver to individual flotation concentrates were further investigated by a pilot plant program at SGS Lakefield using a sample composed of a bulk sample accessed by an underground decline into the orebody. The results of that program are being finalized but preliminary indications generally support the study grade and recovery estimates provided herein.

        Positive lead and silver flotation results were achieved from the SGS Vancouver Metallurgical Lab. The final lead cleaner concentrates of the locked cycle tests averaged 60.9% lead at 5,404 g/t silver at average recoveries of 89% lead and 68.7% silver. The zinc cleaner concentrates averaged 54.2% at an average recovery of 66.0% due to the high willemite content.

Mining Operations

        The underground mine design supports a steady-state production rate of 2,500 tpd of ore. Over the life of the mine, the mine is projected to produced 66 million ounces of silver, 67 thousand ounces of gold, 745 million pounds of zinc, and 458 million pounds of lead in concentrate. The sequence of mining began with the Central Zone, which had already been accessed via the existing decline developed down to the 1400 Level. The bulk of the Central Zone will be mined using the drift-and-fill method, as the dips, widths and thicknesses of the vein structures are amenable to this mining method.

        The Northwest Zone is being mined concurrently with the Central Zone via longhole stoping methods with sublevels developed at 20 meter vertical intervals. Portions of the Northwest Zone thicker than nine meters (footwall to hanging wall) will be mined using transverse longhole mining. Areas less than nine meters in width will be mined using longitudinal longhole mining.

        Modern trackless mobile equipment is being employed for most mining activities. Load-Haul-Dump ("LHD") trucks and dedicated underground trucks are used for ore/waste loading and transport from the underground workings through an internal ramp system and portal that connects all levels to surface. Ongoing waste development to sustain the 2,500 tpd production rate averages approximately 185 meters/month during the production period.

        Based on the deposit geometry and anticipated geomechanical conditions, underground mining of the Cerro Los Gatos Mine resource will incorporate both longhole and drift-and-fill mining methods. The existing exploration decline from surface will be extended to provide primary access and delivery of services. The ramp will also be used for haulage of ore and waste from the underground operations.

Processing and Recovery Operations

        The processing facility is designed to treat 2,500 tpd of silver, lead and zinc material at an operational availability of 92%. The processing flow sheet for the project is a standard flow sheet commonly used in the mining industry, including conventional flotation recovery methods typical for lead-zinc material.

        Run-of-mine ("ROM") material is crushed in a primary jaw crusher located near the underground mine portal. It is then conveyed to the processing facilities where it is ground to 80% finer than 45 microns in a semi-autogenous grinding and ball milling circuit. The ore is further processed in a flotation circuit, consisting of lead flotation followed by zinc flotation. The majority of the silver will be recovered in the lead flotation circuit and some silver will also be collected in the zinc flotation circuit. Lead sulfide is recovered in a rougher flotation bank, producing a concentrate that is then upgraded to smelter specifications in three stages of cleaning. Tails from the lead flotation section is then conditioned for zinc sulfide flotation. The process scheme for zinc flotation also includes a rougher bank and five stages of cleaning to produce smelter-grade zinc concentrates. For both lead and zinc sections, the rougher flotation concentrates are reground to 80% finer than 25 microns prior to cleaner flotation to liberate the sulfides for further upgrading. Both final lead and zinc concentrates are thickened, filtered and stored in concentrate storage facilities prior to being loaded in trucks for shipment.

Infrastructure, Permitting and Compliance Activities

        In addition to the recently constructed Cerro Los Gatos Mine processing plant and other facilities, the Company has a field camp located in nearby San José del Sitio, a community of approximately 264 persons, with electrical and water services, an elementary school and basic health services. Water resources in the region are mostly related to the Conchos River Basin, which includes the San Pedro, San Francisco de Borja and Satevó River Sub-Basins. Locally, there are significant groundwater deposits, with shallow groundwater recorded from most exploration drilling conducted by the Company.

        Underground development of the Cerro Los Gatos Mine commenced in 2015 and surface infrastructure development commenced in 2017. All significant surface infrastructure was completed in mid-2019 and the Cerro Los Gatos Mine commenced production of lead and zinc concentrates in August 2019. The Cerro Los Gatos Mine processing plant is currently designed for 2,500 tpd capacity and the grinding circuit was engineered for expansion to 3,000 tpd in the future.

        The Cerro Los Gatos Mine is located in the Municipality of Satevó, Chihuahua, Mexico, approximately 160 kilometers southwest of the state capital of Chihuahua City and approximately 8 kilometers west of San José del Sitio, Chihuahua. The access road from Chihuahua, Mexico is newly paved. A portion of the road from San José del Sitio was rerouted to the mine site to minimize interference with the stream that runs near the mine property.

        Construction of all required infrastructure was completed, including administration offices, mine dry, fuel storage, mine maintenance shop, jaw crushing station, dome-covered crushed ore stockpile, process plant (including grinding circuit, flotation circuit, concentrate and tailing thickeners, concentrate loadout and tailings detoxification), tailing storage facility, electrical substation, 66 kilometers of power line connecting high voltage to the grid substation at San Francisco de Borja, assay lab, mill maintenance, dewatering wells and water cooling and distribution system, and residential camps and associated infrastructure.

        The camps consist of structural steel pre-engineered buildings capable of housing over 500 people. The camps include kitchen and cafeteria, laundry, infirmary, and miscellaneous buildings required to maintain this facility. Emergency power is provided for in the camp to deliver 100% backup in the event of a power outage.

        The entire project is served by high-speed internet and telephone communications.

        Power to the site is supplied via a 115 kV utility transmission line. This originates from the San Francisco de Borja substation in Satevó (Chihuahua), where a new 115 kV connection has recently been installed.

        All raw water to meet potable and non-potable water demand is supplied by groundwater pumped from dewatering wells. The well water is cooled from 50°C to 35°C prior to use. Sewage water treatment systems were included to handle waste as required on the project.

        Storage and management of landfill disposal is housed in a single building, separated into two zones—one for non-hazardous waste and a second zone for hazardous waste. The hazardous waste is to be collected and disposal by a certified and authorized company per Mexican regulations.

        In 2008, the Company negotiated surface access rights with local ranch owners and obtained environmental permits for drilling. In April 2012, the Company entered into a mine and land access agreement with the local community, the Ejido La Esperanza (the "Ejido"), which provides annual land access with a renewal fee of $11,200. The Company also maintains an easement contract for 30 years with the Ejido for the access road to the mine.

        On December 12, 2016, MPR submitted an environmental impact statement to the Mexican Secretary of Environment and Natural Resources, which regulates the environmental aspects of mining projects and issued the permits once such statement is approved. The statement was approved in 2017. The Company also received approval for the permits for land use, authorization and approval for initiation of construction of mining workings and infrastructure and official alignment and number from the Municipality of Satevó, Chihuahua in June and July of 2018. In May 2019, the Company received approval for Environmental Unique License for the production of 2,500 tpd.

        We are committed to safety at the Cerro Los Gatos Mine. The Cerro Los Gatos mine is built to higher environmental standards than required by Mexican law, with a fully-lined tailings impoundment facility and enclosure of the conveyors and ore storage dome. We also use of state-of-the-art rescue capsules to hoist personnel to surface. Our cumulative injury frequency rate at the Cerro Los Gatos Mine has consistently been below the U.S. MSHA 2018 Lost Time Injury Frequency Rate, as demonstrated by the following graphic.

Cumulative Injury Frequency Rate at Cerro Los Gatos

Capital and Operating Costs

        All costs and economic results are presented in U.S. dollars. Quantities and values are presented using standard metric units unless otherwise specified. No escalation has been applied to capital or operating costs. No gearing is assumed in the analysis. The accuracy level of capital and operating cost estimates have an accuracy level of approximately 15% and capital cost estimates have a contingency of 11%. Operating cost estimates are not subject to contingency. See Section 21.3.1 and Section 21.4.1 of the Los Gatos Technical Report.

        Technical economic tables and figures presented in this prospectus require subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding, which are not considered to be material.

        LOM capital cost requirements are estimated to be $528,000 thousand. Initial capital of $315,600 thousand was required to commence operations and $212,400 thousand of capital is required to sustain the operation once in production as set out in the table below.

Description	Units	Initial Capital	Sustaining Capital	Total Capital
PPD Operating
Capitalized Costs	$000s	7,773	—	7,773

PPD Operating	$000s	7,773	—	7,773

Direct Costs
10—Mine & Surface Infrastructure	$000s	91,248	156,242	247,490
20—Process Plant & Infrastructure	$000s	124,725	859	125,584
30—Tailings Storage Facility	$000s	5,545	19,908	25,453
40—Waste Rock Facility	$000s	—	—	—
50—Water Management	$000s	2,577	787	3,365
60—Environmental	$000s	—	—	—
70—Reclamation	$000s	—	12,253	12,253
80—Owner's Cost	$000s	7,400	2,000	9,400
Direct Costs	$000s	231,495	192,049	423,544
Indirect Costs
10—Mine & Surface Infrastructure	$000s	53,022	16,849	69,872
20—Process Plant & Infrastructure	$000s	23,086	—	23,086
30—Tailings Storage Facility	$000s	241	866	1,107
40—Waste Rock Facility	$000s	—	—	—
50—Water Management	$000s	26	—	26
60—Environmental	$000s	—	—	—
70—Reclamation	$000s	—	2,631	2,631
80—Owner's Cost	$000s	—	—	—

Indirect Costs	$000s	76,375	20,346	96,722

Total Capital	$000s	315,644	212,395	528,039

        LOM operating costs were developed from first principles and are summarized in the table below.

Description	Unit Cost ($/t-milled)
10—Mining	41.54
20—Process	20.84
30—Tailings Storage Facility	0.11
40—Waste Rock Facility	—
50—Water Management	0.01
60—Environmental	0.002
80—G&A	10.18

LOM Operating	72.68

Economic Analysis

        The economic results of the Los Gatos Feasibility Study are set out in the table below.

Cerro Los Gatos Feasibility Study Estimates

Mine Life	years	12
Ore Tonnage	kt	9,808

		Life-of-Mine Payable Production		Avg. Annual Payable Production
	Average Grade Processed	(100% basis)	(51.5% basis)	(100% basis)	(51.5% basis)
Production Statistics
Silver	247 g/t	59.5 Moz	30.6 Moz	5.0 Moz	2.6 Moz
Zinc	4.75%	580 Mlb	299 Mlb	48 Mlb	25 Mlb
Lead	2.28%	421 Mlb	217 Mlb	35 Mlb	18 Mlb
Gold	0.3 g/t	47 Koz	24 Koz	4 Koz	2 Koz
Silver Equivalent	510 g/t	110.8 Moz	57.1 Moz	9.2 Moz	4.8 Moz
Life-of-Mine Cost Metrics
Total Sustaining Capital Costs	$ millions	$212
Operating Costs	$/mt	$72.68
TC / RC, Penalties and Freight Costs	$/mt	$41.06
Royalties	$/mt	$1.49
Life-of-Mine By-Product Costs
AISC	$/oz Ag	$5.21
Life-of-Mine Co-Product Costs
AISC	$/oz AgEq	$12.13
Project Economics
NPV (post-tax; 7.5%)	$ millions	142
IRR (post-tax; 7.5%)%		15.9

Silver equivalent and by-product credits calculated using feasibility study LOM average prices of $20.16/toz silver, $1,318/toz gold, $0.92/lb lead and $1.01/lb zinc.

Cerro Los Gatos Feasibility Study Free Cash Flow Profile on a 100% Basis (in millions)

 Cerro Los Gatos Feasibility Study Free Cash Flow Profile on a 51.5% Basis (in millions)

Cerro Los Gatos LOM Revenue by Commodity(1)

See Section 22 of the Los Gatos Technical Report.

(1)
Cerro Los Gatos LOM revenue by commodity is shown on a 51.5% basis.

Exploration, Development, and Production

        With commissioning progressing ahead of schedule and construction completed on time and under budget, the Cerro Los Gatos Mine is on track to achieve full production over the coming months. Concentrate production is currently achieving quality specifications and exceeding expected grades. The Cerro Los Gatos Mine is expected to produce, on average, 9.2 million payable silver equivalent ounces annually through the existing mine life, with an industry leading all-in sustaining cost ("AISC") profile. In addition to the goal of achieving the plant's 2,500 tpd design capacity, we intend to use a portion of the proceeds from this offering to complete a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, to expand the Cerro Los Gatos Mine production rate to 3,000 tpd. If feasible, we expect the LGJV to complete the expansion within the next three to four years.

        The below graphs show our estimated payable silver equivalent production levels at the Cerro Los Gatos Mine in the coming years:

2019—2030 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 100% Basis

2019—2030 Cerro Los Gatos Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq) on a 51.5% Basis

Payable silver equivalent calculated using feasibility study LOM average prices of $20.16/toz silver, $1,318/toz gold, $0.92/lb lead, and $1.01/lb zinc. AISC calculated as sum of total operating and capital costs for each year. See Section 22.16 of the Sunshine Mine Technical Report.

        We believe there is widespread mineralization potential beyond the Cerro Los Gatos Mine, the Esther and Amapola deposits and the 11 other mineralized zones, as more than 85% of the land position has yet to be drilled.

Location of the Cerro Los Gatos District

        The drilling at the Cerro Los Gatos Mine for the Los Gatos Feasibility Study was constrained by the feasibility study budget and completion timeline. The current resources are significant, but additional resource potential remains in the immediate area. Drill testing of other high-priority targets within the Los Gatos District has been relatively limited given SSMRC's focus on delineation of reserves at, and construction of, the Cerro Los Gatos Mine. As a result, the highly prospective Los Gatos District remains underexplored. Drilling at the Esther deposit to date has demonstrated good grade continuity along the system and characteristics similar to that identified during preliminary work at the Cerro Los Gatos Mine. Following potentially positive results from infill drilling at the Esther and Amapola deposits, we expect to update the resources and perform a scoping study to determine if these two deposit areas could generate economic production, representing further upside potential for the broader Los Gatos District.

        The LGJV expects to perform additional definition drilling to expand the Southeast and Northwest zones of the Cerro Los Gatos Mine and to perform additional drilling to expand the Esther and Amapola deposits, which remain open to extensions at depth.

        In addition to the Cerro Los Gatos Mine, the Esther deposit and the Amapola deposit, SSMRC has identified 11 other mineralized zones defined by high-grade drill intersections in the Los Gatos District. Grade intercepts from such mineralized zones are shown below.

Mineralized Zones Grade Intercepts

Mineralized Zones	Length (m)	Ag (g/t)	Pb (%)	Zn (%)
Boca de Leon	2.2	90.6	5.0	0.8
Cieneguita	1.3	62.4	5.4	0.9
El Lince	4.0	62.2	0.0	0.1
El Rodeo	0.8	61.5	3.4	4.0
Los Torunos	1.8	34.2	2.6	0.9
Mezcalera	2.0	59.4	0.1	0.1
La Paula	4.0	180.0	0.1	0.1
San Agustin	1.3	148.0	1.2	2.3
San Luis	2.0	271.0	0.3	0.1

Chart does not include Ocelote and Wall-E/Ava zones, as they do not have sufficient drilling.

        Subject to financing, the Company's objectives at the Los Gatos District are to:

  •
  perform additional in-fill and expansion drilling to further define and expand mineralization at the Esther and Amapola deposits;

  •
  study the feasibility of expanding production at the Cerro Los Gatos Mine from 2,500 tpd to 3,000 tpd;

  •
  conduct social, environmental and technical work on the property with the objective of completing a scoping study on the Esther and Amapola deposits;

  •
  expand the exploration drilling program on the 14 mineralized zones within the Los Gatos District; and

  •
  continue to expand its interest in prospective mineral and surface rights.

The Sunshine Complex

        The technical information appearing below and elsewhere in this prospectus concerning the Sunshine Complex was derived from the Sunshine Mine Technical Report. The Sunshine Mine Technical Report was prepared by the following qualified persons, each of whom is an employee of Tetra Tech: Guillermo Dante Ramriez Rodriguez, Leonel Lopez, Kira Johnson and Kenneth Smith. None of the qualified persons who prepared the Sunshine Mine Technical Report is affiliated with SSMRC or any other entity that has an ownership, royalty or other interest in the Sunshine Mine.

Location of the Sunshine Complex and Access

        The Sunshine Complex, which includes the Sunshine Mine and the Sunshine Refinery, is located within the Coeur d'Alene Mining District in northeastern Idaho in the United States. Most of the district's production has come from within a 24.1 kilometer-long band from the Bunker Hill mine to the Galena mine. The Sunshine Mine is approximately in the center of the Bunker Hill and Galena Mine belt. The Sunshine Mine property includes both owned and leased properties containing 180 patented mining claims and 393 unpatented mining claims, for a mineral rights position of approximately 4,113 hectares at the Sunshine Mine core property.

        The Sunshine Mine is approximately 60 kilometers east of Coeur d'Alene, along U.S. Interstate 90 highway ("I-90"). The two closest towns to the mine are Kellogg and Wallace with 2017 populations of approximately 2,081 and 761, respectively. Many industry supplies and services are obtained in Spokane, Washington, which is the largest metropolitan city in the area and has an international airport. The mine is located in the Big Creek Valley at an approximate elevation of 792.5 meters above sea level with peaks around 1,463 meters above sea level. The topography is typical of northern Idaho's countryside, hilly to mountainous and forested. Forests primarily contain scrub/shrubs and tree species of Douglas fir, lodgepole pine, western larch, western white pine, grand fir, and western red cedar. Wildlife inhabiting the area are typical for the Rocky Mountain region including fish, bird, and mammal species.

        The Sunshine Mine's main production shaft, the Jewell shaft, and the mill are located above the base of a steep mountain, while the hoist room and other infrastructure facilities are located on a relatively level piece of property at the base of the mountain. Access to the Sunshine Mine from Coeur d'Alene is by I-90 east to the Big Creek turnoff and then south on about 4.0 kilometers of secondary paved road to the Sunshine Mine. The nearest town is Kellogg, Idaho, which is about 7.25 kilometers from the Sunshine Mine.

Sunshine Mine and Surrounding Properties

  Ownership and Properties

        In May 2010, the Company acquired from Sterling Mining Company ("Sterling"), through Sterling's bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including a lease on the Sunshine Mine that included an option to purchase the Sunshine Mine from Sunshine Precious Metals, Inc., for title to the Sunshine Mine. In July 2010, the Company closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment. In 2013, the Company acquired the nearby Sunshine Refinery from Formation Metals Inc.

        The Sunshine Mine also includes Sunshine, Sun South and Silver Hill, which are owned by the Company and the Metropolitan, Chester, Bismark and Mineral Mountain properties that are leased by the Company from Metropolitan Mines Corp. Ltd ("Metropolitan"), Mineral Mountain Mining and Milling Company ("Mineral Mountain") and Chester Mining Company ("Chester"), respectively.

        The following table sets out the various property rights that comprise the Sunshine Mine:

Core Property	Owner	Patent Claims		Unpatented Claims	Hectares
Mine Holdings	SSMRC	165		140	2,207
Metropolitan Lease	Metropolitan	2		67	413
Sun South	SSMRC	0		158	1,259
Silver Hill	SSMRC; Chester; Mineral Mountain	13	(1)	28	254

Total		180		393	4,113

(1)
Silver Hill includes the Chester and Bismark properties owned by Chester and Mineral Mountain property owned by Mineral Mountain; these properties are leased by SSMRC.

Sunshine Complex

OWNED by SSMRC
Un-Patented Claims
Patented Claims
Surface Rights
Sunshine Mine Holdings (4,109 Hectares)
CAMP New Claims
Resources Mineralization
LEASED to SSMRC
Patented Claims
① Mineral Mountain
② Chester - Bismarck
③ Metropolitan
Un-Patented Claims
④ Metropolitan
Hecla Royalty
Sunshine Refinery
Sunshine Mine Holdings
Sunshine Mine Holdings
Silver Summit Shaft
Sun South
Silver Hill
Sterling

  Sunshine Mine and Surrounding Properties Owned by SSMRC

        The Company owns 180 patented and 393 unpatented mining claims covering 4,113 hectares at the Sunshine Mine, including the CAMP agreement properties, Mine Holdings, the Metropolitan Lease, Sun South and Silver Hill properties. The Sunshine Mine includes the mine and mill, the Jewell shaft, surface facilities, a tailings storage facility area and extensive underground workings, including shafts, levels, raises and ramp systems, extending to a depth of over 1,829 meters. The Sunshine Mine also includes the ConSil mine and mill and related buildings and equipment.

        Additionally, the Company owns 40 patented and 610 unpatented mining claims covering 5,278 hectares within the Coeur D'Alene mining district encompassing six distinct exploration properties peripheral to the Sunshine Mine: Pine Creek, Snow Storm, Rock Creek Lease, East Silver Belt, Central Silver Belt and Falls Creek.

  Sunshine Mine Properties Leased by SSMRC

        The Company leases 15 patented claims and 70 unpatented claims covering 499 hectares as part of the Sunshine Mine area. These leased claims are comprised of the Metropolitan Lease and the Silver Hill property, which includes the Chester, Bismark and Mineral Mountain properties.

Sunshine Mine and Surrounding Area

  Leases and Royalties

        Many parts of the Sunshine Mine are subject to royalties that are payable to parties from whom mineral rights are leased or to others who have a right to royalties on certain areas of the property. Certain of these agreements have royalty payments payable when the Company begins producing and selling metal-bearing concentrate in commercial quantities. Certain of these royalties are based on proceeds paid by smelters less certain costs, including costs incurred to transport the concentrates to the smelters, called a net smelter return ("NSR"), for ore produced in the property area subject to the royalties.

  Royalty to U.S. Government and Coeur d'Alene Tribe

        The Company is required to pay between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR royalty pursuant to a 2001 Consent Decree with the U.S. government and the Coeur d'Alene Tribe and Royalty Deed entered into among Sunshine Precious Metals Inc., the United States of America and the Coeur d'Alene Tribe dated April 12, 2001. All funds from the royalty must be used to pay for the remediation, restoration and other actions to address certain environmental damage to the Coeur d'Alene River and other natural resources located in the Idaho Silver Valley. The area subject to the NSR royalty covers substantially all of the Sunshine Mine, owned or leased by the Company, and extends outward within a 1.61 kilometer boundary of the property as set forth in the Consent Decree, which includes the leases set forth above under "—Ownership and Properties."

  Royalty to Hecla Mining Company

        Pursuant to a royalty agreement entered into in 1995 with Consil Corp., in connection with the purchase by a predecessor of the Company of the neighboring Consolidated Silver property (which generally consisted of the surface facilities and the underground working of the commonly known Silver Summit Mine), the Company is required to pay between a 2% (at a silver price below $5 per ounce) and 4% (at a silver price of $7 per ounce or higher) NSR royalty to Hecla Mining Company (as the assignee of Consil Corp.). The area subject to this royalty surrounds the Silver Summit/ConSil mine, which lies east of the primary workings of the Sunshine Mine.

  Royalty and Lease of Metropolitan Mines Corporation

        The Company leases the Metropolitan mining claims pursuant to an agreement, dated September 16, 2004, between Metropolitan and Sterling. The Metropolitan Lease property consists of two patented and 67 unpatented mining claims covering 413 hectares. These claims lay immediately to the south of the primary workings of the Sunshine Mine and to the west of the ConSil mine. At depth the claims intersect select veins that were historically mined from the Sunshine Mine. The Company's lease with Metropolitan requires the Company to pay an advance royalty of $12,000 annually until such time as ore is produced from the Metropolitan Lease property. Upon ore production, Metropolitan is to be paid either 16% (with respect to production from the Yankee Girl vein) or 50% (with respect to production south of the Yankee Girl vein) of the net proceeds from the sale of materials produced from the ore processed from these claims. Net proceeds will be determined by deducting certain production and operating costs from ore sale proceeds with the applicable percentage of the net amount, if any, being paid as the royalty. Advance royalty payments will be deductible as costs once ore production commences.

  Royalty and Lease of Chester Mining Company

        On February 4, 2004, Sterling entered a mining lease agreement with Chester. The Chester Mining lease consists of nine patented claims combined from the Chester and Bismark properties. The Chester claims are located northeast and southwest of the primary workings of the Sunshine Mine. The initial term of the lease is 25 years, but can be renewed by the Company for an additional 25 year term. The Company's lease with Chester requires the Company to pay an advance royalty of $7,200 annually until such time as an NSR royalty of 4% or royalty of 20% of net profits on ore processed is payable. The net profit royalty is in lieu of and not in addition to the advance royalty and the NSR royalty. The lease also provides Chester with the option to acquire a 20% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Chester may exercise this option by releasing the Company from its obligation to pay the 20% net profits royalty and by tendering an amount of cash equal to 20% of the then-current working capital fund. The initial lease term ends in 2029 and is renewable for an additional 25 years.

  Royalty and Lease of Mineral Mountain

        On February 25, 2004, Sterling entered into a renewable mining lease agreement with Mineral Mountain for four patented claims. The Mineral Mountain claims are located northeast of the primary workings of the Sunshine Mine. The Company's lease with Mineral Mountain requires the Company to pay a 3% net profits royalty once production commences subject to a minimum royalty payment of $3,600 annually. Net profits are determined by deducting operating expenses and costs from net returns received from the sale of products produced from the property. An advance royalty of $3,600 annually is payable until production commences. The lease also provides Mineral Mountain with the option to acquire a 3% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Mineral Mountain may exercise this option by releasing the Company from its obligation to pay the 3% net profits royalty and by tendering an amount of cash equal to 3% of the then-current working capital fund. The initial lease term ends in 2029 and is renewable for an additional 25 years.

Infrastructure, Climate and Topography

        The Sunshine Complex has a mild, northern-U.S. climate with snow, rain and fog in the winter. Snowfall in the winter and the changing topography can restrict access to some surface facilities at higher elevations. Average rainfall in the area is approximately 83.8 cm annually. Water is abundant from Big Creek, which flows immediately through the mine yard and there are sufficient sources of employees. Adequate waste disposal areas are present at both the Jewell and the Silver Summit shaft areas. The Sunshine Mine is tied into the main northwest power grid. Power supply is ample for the life of the Sunshine Mine with potential local substation and possible transmission line updates, currently being evaluated by Avista, a large northwest U.S. power supplier with long historical ties to the mining industry in the Coeur d'Alene district. The main power source for the mine is a power line that runs parallel to Big Creek Road and terminates at the Avista substation on the Sunshine Mine property. From the substation, power is distributed to numerous smaller substations throughout the property. A generator will provide backup power for the hoist. The Company has a permitted waster rock storage facility and tailing storage facility, both located north of the mine along Big Creek Road. The historic Sunshine mill is located at the mine site and the existing refinery is located approximately 1.61 kilometer north of the mine.

        The Company expects that the capacity of the tailings storage facility as currently configured will be sufficient for approximately ten years after commercial production resumes and that additional capacity may be added thereafter by increasing the height of the pond dam.

        Mineral resource processing facilities are located on site and will be refurbished or replaced. The topography is typical of northern Idaho's countryside, hilly to mountainous and forested. The Sunshine Complex is at an approximate elevation of 790 meters above sea level. The Jewell shaft is located above the base of a very steep mountain, while the hoist room and other infrastructure facilities are located on a relatively level area of property at the mountain base. The Company is still evaluating potential smelting locations, related transportation and smelting contract terms for the Company's future production.

Geological Setting

        The Coeur d'Alene Mining District (the "District") is hosted by the rocks of the Pre-Cambrian Belt super group. These sedimentary rocks were deposited approximately 1.6 billion years ago. At various times these rocks were faulted, leached, altered and re-mineralized. The Pre-Cambrian Belt super group has been divided into the Pre-Ravalli group, Ravalli group, Piegan group and Missoula group. Rocks from each of these distinct groups can be found within the District. The formations comprising the Ravalli group are, listed from oldest to youngest, the Burke, Revett, and Saint Regis Formations. The District has a history of intense faulting and folding of these rock formations. Two major east-west fault zones, the Osburn and Placer Creek faults, cut through the District.

        Mineral resource deposits in the District are localized in the 183 meter thick St. Regis Formation and the underlying upper members of the 914 meter thick Revett Formation. Four major west-northwest trending faults cut the Sunshine Mine area, and some have been mapped for several kilometers. The faults dip steeply to the south. The main vein systems at the Sunshine Mine include the Sunshine, Chester, Copper, Yankee Girl and West Chance veins. Mineralized silver veins are present within a zone approximately 3,810 meters long by 1,524 meters wide and over a vertical distance of 1,890 meters from the surface at 1,036 meters above sea level to 853 meters below. The mineralization is open at depth below the 1,707 meter mine level.

        The Crescent Mine, operated by Crescent Silver, LLC, is immediately adjacent to the west, and the Coeur d'Alene Mine, the Coeur, Galena Complex, operated by Americas Gold and Silver Corporation and the historic Coeur d'Alene and Caladay mines are adjacent to the east of the Sunshine Mine. Many of the productive vein structures and faults in those adjacent mines pass directly across the Company's mineral rights position.

History of the Sunshine Mine Property

        The Sunshine Mine, one of the highest-grade known primary-silver deposits worldwide, is estimated to have produced over 365 million ounces of silver from 1884 to 2008. In 1884, the Blake brothers staked the Yankee Lode mining claim, and various contiguous holdings were consolidated to become the Sunshine Mining Company in 1920. In 1921, operations continued and grew at the Sunshine Mine until it was at full production by the end of 1988. In 1992, Sunshine Mining Company merged into Sunshine Precious Metals, Inc. ("SPMI"). From 1991 to 2001, there was limited production at the Sunshine Mine primarily as a result of several factors, including a drop in the price of silver and the lack of regular and consistent exploration and development activities. The mine eventually ceased production in the first quarter of 2001 and Sunshine Mining and Refining Company ("SMRC"), the parent of SPMI, declared Chapter 11 bankruptcy. Sterling acquired control of the Sunshine Mine in 2003 through a lease with SPMI, which included an option to purchase the mine. From the beginning of August 2003, and followed by the initial drilling in the fall of 2004, Sterling began an exploration program, and the process of rehabilitation of the underground areas of the Sunshine Mine began in 2004. The Sunshine Mine returned to production under Sterling for a short period in late 2007. In 2008, Sterling ceased production and in early 2009 went into bankruptcy. At this time, the price of silver fell, and it settled at $10.79 per ounce as of December 31, 2008. Sterling also had inadequate sources of capital. At that time, SNS Silver Corp. took over the care and maintenance of the mine under contract with SPMI. In May 2010, the Company acquired, through Sterling's bankruptcy proceedings, the majority of the operating facilities and equipment at the Sunshine Mine, including the lease on the Sunshine Mine from SPMI that included a purchase option for the Sunshine Mine. In July 2010, the Company closed the purchase option in the lease to obtain title to the Sunshine Mine and acquired the remaining operating facilities and equipment.

Exploration

        The Sunshine Mine is without known mineral reserves and the proposed program is exploratory in nature. There are 3,498 historic underground drill holes on the Sunshine Mine. The longest underground hole is approximately 914 meters. Long underground exploration holes are required to locate structures and veins because most development, except in the West Chance deposit, has been on the vein structure themselves and thus drilling platforms for shorter holes at appropriate angles to the targets have not been available. Potential targets also were not explored due to limited availability of drills, lack of supporting infrastructure, lack of physical access to provide suitably located drill stations and extensive depths from the surface. With the consolidation of the land position, we expect that previously unexplored target areas can now be explored, although some target areas will require new drifting and new drill stations cut.

        The objectives of the recent exploration program at the Sunshine Mine are to discover new high-grade veins and shoots with mineral resources in areas that already have nearby development, to discover new large veins in unexplored or underexplored areas and to systematically extend known mineralized areas. The primary focus of the drilling from the Sterling Tunnel has been to follow up on open ground within the Sunshine vein system, while also exploring the Yankee Girl vein. During the process a new vein structure was identified west of the Sunshine vein system, referenced as the West Chance Link vein, with all 16 drill holes revealing significant mineralization. The West Chance Link vein is a linking structure between the Sunshine vein and West Chance vein. Additionally, in-fill drilling open ground above the Sterling Tunnel elevation, about the Sunshine vein, has also identified a new vein structure referenced as the South Yankee Boy Split. Finally, in the process of drilling, a new lead-silver vein, named the 10 vein, was discovered 61 meters within the footwall of the Sunshine vein. To date, 12 drill holes have crosscut this new vein. All veins carry economic silver-copper or lead silver values. Drilling will continue to define the vertical and lateral limits of the new vein structures.

        Assay data necessary to facilitate the mineral resource estimate was derived from drill holes, level drift channel samples and stope channel samples. Drill holes, using both diamond drill samples and underground channel samples, were evaluated using a collated drill hole database, containing historic and modern drilling provided by the Company. However, neither drill holes outside the project area nor drill holes without accompanying survey data were used in computing the mineral resource estimate, leaving usable data based on 2,441 drill holes. The drill holes used contained 9,855 assay samples with an average sample length of 0.52 meters. Based on assay interval vein assignments, drill hole assays were composited across vein intervals and then corrected for true thickness based on the orientation of the vein centerline surfaces. True thickness was assigned to the "width" column. The location (easting, northing, and elevation) of the center of the composite interval was also generated.

        Level drift channel assay samples were digitized from historic large format level plan maps. Level plan maps contain illustrations of level drifting, grid markers, level labels and sample locations. Sample locations were annotated with true thickness, silver grade, and often original sample numbers and copper percentages or lead percentages. Digitized level samples by Mine Development Associates ("MDA") and Tetra Tech were combined into a single database containing a digitized sample identification number, location, level number, level reference, width and silver, copper, lead and zinc content. Samples labeled as duplicates were isolated from mineral resource estimation. The level sample database contains 26,084 records, of which 5,924 were identified as duplicates. Level drift channel assay samples were digitized in true easting and northing and true thickness and the elevation was generated from level drift triangulations.

        Stope channel assay samples were digitized from historic stope production books. The historic stope production books were scanned and digitized, but not all stope books and sheets were located and digitized. The stope sheets are annotated with true thickness, silver grade, and often copper percentage or lead percentage. The stope channel assay sample database contains 92,287 records. In some instances, mining occurred locally in the hanging wall or footwall of a main vein stope following a small split or splays veins. These samples were flagged with a numeric offset and were not considered while estimating the main veins. In a few instances, stope sheets overlapped with other stope sheets and were entered twice. Such samples were flagged as duplicates, of which 2,863 samples were so identified. Only a limited amount of stope sheets were located and digitized. While an exact percentage of digitized stopes versus total stopes has not been calculated, by visual inspection it is estimated to be between 30% and 50%. Stope channel assay samples were digitized relative to the 2D vein map longitudinal section raise locations and were brought into MicroMine along with the 2D map longitudinal sections. Once proper easting and elevation positions were determined, the stope channel assay samples were draped to the vein centerline surfaces to best approximate their true location.

        Following the draping of stope channel assay samples, all three assay sources were in true location (easting, northing and elevation), referenced to true thickness and could be used as one consolidated assay data set.

        We intend to use a portion of the net proceeds from this offering to conduct a definitional drilling and feasibility study at the Sunshine Mine to progress our exploration program. We intend to further explore the new vein discoveries, as identified in the diagram entitled "New Discoveries and Future Targets at the Sunshine Mine" on pages 23 and 99 of this prospectus, and we believe that further drilling will continue to define the available resources around the Sunshine vein, while also exploring and expanding both new vein discoveries for incorporation in Sunshine Mine's future resource estimates.

Drilling

        The current drill database contains approximately 3,498 underground drill holes. Historic core logs with appropriate descriptions exist with the exception of a single surface hole log book, which has been identified as "misplaced" during a past change of property ownership. The historical drill operators were competent and core recovery in the mineralized zone was generally 90% or higher. Given the fracturing and broken ground in the mineralized zones, core losses in some holes were significant.

        The current drilling for exploration, delineation and development conducted at the Sunshine Mine has been performed with diamond core drills. Down-hole surveys are attempted on all diamond drill holes. The primary survey tool is a REFLEX EZ-AQ multi-shot down-hole survey camera. Core diameters range from 2.7 to 4.76 centimeters. Core recovery is generally very good, exceeding 90%. Core recovery can be difficult in certain faulted or shear areas. The diamond drillers will change from wireline tools to conventional tools before encountering proven areas of loss, which significantly improves recovery. Recovery issues do not materially impact the reliability of the results. Drill core was logged in detail and digitally photographed.

        To date three new vein structures have been defined with drilling from the Sterling Tunnel elevation. The two new silver-copper veins, located in the immediate hanging wall of the Sunshine Vein, are the West Chance Link vein and the South Yankee Boy Split vein. Additionally, a new lead-silver vein, the 10 vein, has been discovered 61 meters within the footwall of the Sunshine vein. All veins carry economic silver-copper or lead-silver values. Drilling is continuing to define the vertical and lateral limits of the new vein structures.

Sunshine Mine Mineralogy

        Over 30 veins have been named and mined at the Sunshine Mine. The main productive vein systems in the property include the Sunshine, Chester, Copper, Yankee Girl and West Chance. The Sunshine vein and Chester vein are each estimated to have produced over 90 million ounces of silver to date. Major veins strike east-west and typically dip about 65 º to the south. Locally, dips range from 45º to 90º with vein strike lengths of up to 610 meters and dip lengths which are two to three times greater than that of the strike length. Major veins are located between the regional and property-wide faults at an angle of about 25º to the bounding faults. Veins vary in width from a few centimeters to over nine meters, but are generally between 0.3 to 1.5 meters thick. Typically, the Sunshine Mine mineral resources consist principally of tetrahedrite and galena. The silver content of the tetrahedrite varies and the silver-to-copper ratio in the mineralized material ranges from 1250:1 (grams per tonne silver:percent copper) up to 3,125:1. Tetrahedrite occurs as very fine grains in fracture filings, veinlets or discontinuous blebs in the vein-filled faults. This silver-bearing tetrahedrite is more properly called freibergite and contains 3% to 30% silver substituting for the copper in the crystal structure. Gangue minerals are predominantly siderite with lesser amounts of quartz. Galena is present in the West Chance vein, the Silver Syndicate vein and the Chester Hook vein. Other metallic minerals seen in the gangue are pyrite, arsenopyrite, and, rarely, boulangerite, bornite, pyrargyrite and magnetite.

Sampling, Analysis and Data Verification

        Underground chip samples are collected for daily grade control and for resource estimation. Daily samples are collected underground from drift faces, stope faces, drift backs, drift ribs and raise ribs. Samples are taken by collecting chips in a horizontal channel, left to right, across the mining face. Sampling protocol for channel samples is to collect separate samples of exposed wall rock on both sides of the apparent mineralized vein, and across the mineralized structure or vein samples are collected perpendicular to the mineralized structure. Multiple samples are taken across a face based upon changes in mineralization intensity or composition. Samples are a maximum of one and a half meters in length. Each sample face has a referenced control distance to an established survey point. After samples are collected, the geologists carry them to the surface where they are secured, inventoried and transported to the assay lab. Drifts on the veins are generally sampled at 1.22- to 1.83-meter intervals. The analyses from the face samples taken during development and from samples taken as production mining proceeded are the primary sources of data that the Company uses to estimate mineral resources at the Sunshine Mine.

        Drilling done at the Sunshine Mine for mineral resources estimation is done with diamond core drills. Core samples are collected through the vein or mineralized structure. Additional core on both sides of the mineralized zone are sampled to characterize waste dilution. No samples taken for assay are greater than one and a half meters; large zones are broken into increments of one and a half meters or less. When core is lost through a mineralized zone the total drill thickness of the zone is used for volume estimation. The portion of a diamond drill hole used to calculate the reserve for a given vein must be corrected to account for the true thickness of the vein at that point. The down hole length of the intercept is multiplied by the sine of the vein angle to the core axis.

        It is the drill contractor's responsibility, subject to the logging geologist's review, to ensure correct numbering of core boxes and for drill core recovery. The core, coarse rejects and pulps are locked in a secure location and stored. Access will only be available to approved personal. Drill holes will have collar and downhole surveys. All core is digitally photographed with a standard fixed mount camera base, having all core run intervals clearly marked on each box. A standardized paper logging form and standardized rock, mineral and alteration color codes are utilized during core logging procedures. The core is logged in detail, including lithology, structure, alteration, mineralization and bedding forms. Core recovery and rock quality data are included in the log. All structures are measured in relation to the core axis.

        After they are collected, core samples, rock chip, channel and select samples are placed in bags with identification tags and are tied closed at the sample site. The bags are marked externally with the same sample identification as the sample tag. The samples are placed in a designated location within the core logging facility until they are transported to the assay lab. The samples and a submittal sheet chain of custody are either transported to the lab by a Company employee, or are picked up directly by a lab representative. The sample tags in the bags and the submittal sheet indicate a unique number for each sample and the chemical elements that are to be analyzed.

        Historically the employees of the previous owner did all of the sample preparation, analyses, and posting of results onsite. This chain of custody maintained the sample integrity.

        Currently, the coarse rejects and sample pulps are stored in a secure location in the core storage building for future use. All samples that remain onsite, prior to delivery to the laboratory (onsite or offsite) are kept in a secure location not accessible by anyone other than approved personnel.

        Samples are analyzed by American Analytical Services, Inc. ("AA"), a third-party contractor, using atomic absorption and induced coupled plasma techniques to determine silver, copper, lead, zinc and antimony content. Atomic absorption silver values assaying over 1,371 g/t are also fire assayed for silver. All diamond core is fire assayed for silver content. The fire assay results are preferentially utilized in all calculations. AA performs internal laboratory checks that include duplicate assays for fire and atomic absorption assays and additional duplicate assay checks for additional base metals. AA visited the laboratory and interviewed the staff. Both the instruments and analytical procedures were reviewed and found to be competent and appropriate for the metals analysis.

Mineral Resource Estimates—Sunshine Mine

        This mineral resources estimation was completed by Tetra Tech in MicroMine® mining software utilizing data supplied by the Company. Utilizing drill hole and channel assays data, Tetra Tech created best fit vein surfaces and estimated mineral resources along those vein surfaces. Ordinary Kriging was used to estimate 3D points along a string type block model for 38 veins. This mineral resource estimate has been diluted to a fixed mine width of 1.98 meters and is an in situ resource estimate. A base-case cutoff of 343 g/t has been applied.

        Assay data necessary to facilitate this mineral resources estimate was derived from three sources: drill holes, level drift channel samples and stope channel samples. Drill hole assays were provided by the Company from a collated drill hole database, encompassing historic and modern drilling. Level drift channel sampling was digitized from historic level plan maps. Stope channel samples were digitized from historic stope production sheets. Because channel sampling was conducted across true thickness and drill holes were corrected for true thickness, all three data sources were able to be used simultaneously for resource estimation.

        Estimation of silver, copper, lead and zinc were completed in three passes for a review of block classification. The first pass had a maximum range between 76.2 and 91.44 meters and employed an inverse distance to the third power weighted estimate using the nearest five data points. All block estimates from the first pass were assigned an inferred classification.

        To be classified as mineral resources, a block was required to be estimated using data points inside a search range from 27 to 46 meters. Block estimates from this pass were classified as mineral resources if certain minimum data points were met, subject to data type availability on a vein by vein basis.

        A third Kriging pass was made using a search ellipsoid ranging from 7.6 to 15 meters and requiring a maximum of ten samples and a minimum of three samples to estimate. In addition to meeting the search ellipse criteria the block estimate was required to reside within bounding strings. The bounding strings were drawn to limit block estimation along strike from previous mined out areas.

        A density of 0.283 cubic meters per tonne (m3/T) is used to convert volumes to tonnage except for the West Chance vein where a density of 0.269 m3/T was used.

        The table below summarizes the mineral resources at the Sunshine Mine, with an effective date of October 2013, using a cut-off grade of 342.8 g/t from the Sunshine Mine Technical Report. The mineral resource estimate in the table below contains the expected mining dilution and mining losses and does not reflect in-situ grades.

Sunshine Complex Mineral Resource Estimates as of November 27, 2019

Category	Tonnes (million)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)
Measured	1.116	847	—	—	—	—
Indicated	1.869	751	—	—	—	—
Measured & Indicated	2.985	785	—	—	—	—
Inferred	8.174	843	—	0.35	0.02	0.22

Based on a cut-off grade of 343 grams per tonne using a silver price of $20.16/toz and an average metallurgical recovery of 97%. The Sunshine Complex mineral resource estimates are in-situ estimates. Additional material assumptions underlying the Sunshine Complex mineral resource estimates include: (i) resource estimation was completed by Tetra Tech in MicroMine® mining software utilizing data supplied by SSMRC; (ii) ordinary Kriging was used to estimate 3D points along a string type block model for 37 veins; and (iii) mineral resources were diluted to a fixed mine width of 2 meters. See Section 14 of the Sunshine Mine Technical Report. The effective date of the Sunshine Complex mineral resource estimates is October 2013.

        The material assumptions underlying the estimates regarding the mineral resources at the Sunshine Mine include (i) resource estimation completed by Tetra Tech in MicroMine ® mining software utilizing data supplied by SSMRC, (ii) ordinary Kriging estimating 3D points along a string type block model for 37 veins and (iii) mineral resources being diluted to a fixed mine width of two meters. Please refer to Section 14 of the Sunshine Mine Technical Report for further information.

        The Company is unaware of any title, taxations, socio-economic, marketing, political or other relevant factors that could materially affect this mineral resources estimate.

Initial Assessment (Preliminary Economic Assessment NI 43-101) Estimates—Sunshine Mine

        Initial Assessment (Preliminary Economic Assessment NI 43-101) results at the Sunshine Mine are summarized in the following graphs:

Sunshine Mine Initial Assessment (Preliminary Economic Assessment NI 43-101) Estimates

Mine Life	years	23.7
Ore Tonnage	kt	8,604
Average Silver Grade (Processed)	g/t Ag	852 g/t
Average Silver Equivalent Grade (Processed)	g/t AgEq	941 g/t
Life-of-Mine Payable Silver Production	Moz Ag	223
Life-of-Mine Payable Silver Equivalent Production	Moz AgEq	239
Payable Silver Production Life-of-Mine e Avg. per year	Moz Ag	9.4
Payable Silver Equivalent Production Life-of-Mine Avg. per year	Moz AgEq	10.1
Life-of-Mine Cost Metrics
Total Initial Capital Costs	$ millions	$254
Total Sustaining Capital Costs (including mine development costs)	$ millions	$602
Operating Costs	$/mt	$214.81
TC / RC, Penalties and Freight Costs	$/mt	$17.16
Royalties	$/mt	$39.59
Life-of-Mine By-Product Costs
Cash Cost	$/oz Ag	$9.06
AISC	$/oz Ag	$11.75
Project Economics
NPV (5%)	$ millions	$573.4
IRR	%	16.2

Silver equivalent, project economics and by-product credits calculated using PEA LOM average prices of $20.16/toz silver, $0.92/lb lead, $3.25/lb copper and $5.00/lb antimony.

The Initial Assessment (Preliminary Economic Assessment NI 43-101) of the Sunshine Mine is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Initial Assessment (Preliminary Economic Assessment NI 43-101) results described herein will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

The Sunshine Mine Initial Assessment (Preliminary Economic Assessment NI 43-101) estimates for the economic analysis presented above are based on total measured, indicated and inferred resource estimates (of which 25% are measured and indicated resource estimates and 75% are inferred resource estimates). We have not presented the economic analysis excluding inferred mineral resources as we believe that the Sunshine Mine would not be economically viable based solely on measured and indicated resources.

 Sunshine Mine Initial Assessment (Preliminary Economic Assessment NI 43-101) Free Cash Flow Profile (in millions)

Sunshine Complex LOM Revenue by Commodity

  See Section 22 of the Sunshine Mine Technical Report.

Mining Operations

        A mine plan and production schedule were completed by MDA, using the mineral resource estimates (with an effective date of October 2012) completed by Tetra Tech and the information pertaining to the mine plan was incorporated into the Sunshine Mine Technical Report.

        MDA completed the mine production schedule using a cut-off grade of 343 g/t Ag. Alimak slusher mining is expected to be used for areas where stopes are generally less than 2 meters and mechanical cut, and fill mining is expected to be used for areas where the stopes are generally greater than 2 meters. The majority of the ore and waste is expected to be delivered to the surface via the hoist in the Jewell shaft with other material coming from the Sterling tunnel.

        A mine development schedule was also generated showing the estimated amount of development needed before mining can commence, and thereafter to sustain the planned mine production. Before development work can begin, the Silver Summit shaft must be rehabilitated to provide a secondary escapeway for the mine and a new ventilation system must be installed. The ventilation system requires two new vent raises and a by-pass drift on the 3100 level. Mine ore production is expected to start during 2024.

Processing and Recovery Operations

        Preliminary processing assumptions are based on a flow sheet in which the process plant will produce two flotation concentrates: one silver and copper, and the other lead. While the grade and mineralogical characteristics for the silver are fairly constant, there are areas of the mine where lead is more prevalent and the amount of lead feed to the concentrator can be expected to be variable over time.

        The concentrates are expected to be produced from the crushing, grinding and flotation of freibergite-rich ore. The anticipated flotation system will use three rougher and scavenger systems with separate, three-stage silver cleaning and lead cleaning systems. Once the ore has been ground by the ball mill, it will proceed through the three rougher-scavenger flotation systems in series. All tailings will then depart from the third-stage scavenger and report to the tailings, thickening, filtration and disposal systems.

        The concentrates are expected to be processed initially by offsite commercial refiners. In the second year of production, the silver-copper concentrates will be processed at an onsite refinery, which will produce copper cathodes and silver bullion. Lead concentrate will continue to be refined by an offsite smelter.

Infrastructure, Permitting and Compliance Activities

        Located approximately 3.5 kilometers from I-90, the Sunshine Complex and surface facilities (including the tailing storage facility ("TSF"), and waste rock storage facility) are situated within a narrow valley adjacent to Big Creek. Because of the age of the current infrastructure, demolition and replacement of certain facilities is planned allowing for the construction of, among other facilities, a new process plant and a refurbished refinery while improving use of the available area.

        Process/industrial water for the mine is available via four water rights, including three directly from Big Creek. Potable water is provided via a local water district. Power is supplied from a dedicated power line and is maintained by a local utility company. Back-up power will be provided via generators planned for installation. Surface water run-on and septic effluent are effectively and properly managed reducing the need for further treatment. Onsite fire protection is provided from water drawn directly from Big Creek. Supplemental fire protection is provided via the local fire district by the Kellogg Fire Department.

Environmental

        Numerous environmental permits and approvals are required for the Company's current and future operations. Currently the Company has all environmental permits, agreements and approvals necessary to commence surface and subsurface operations, with the exception of certain construction permits. As the operation of the Sunshine Complex progresses, the Company will be required to maintain or renew existing or acquire new approvals and permits. See also Section 20.3 "Permitting" and Section 20.4 "Status of Permit Applications" of the Sunshine Mine Technical Report for further discussion regarding the Company's permits.

        Many of these permits are subject to renewal from time to time and can impose strict conditions, requirements or obligations on, or otherwise delay or prohibit, certain activities.

        In particular, the Company is subject to permitting requirements in connection with water discharges at the Sunshine Mine. The Company operates under a NPDES permit that expired in 1996 but has been administratively extended. The NPDES permit covers, among other matters, the waste streams from mining and ore concentrating operations at the Sunshine Mine and drainage water from discontinued mining operations. Beginning in the 1990s, the predecessor began allowing the lower mined-out levels of the mine to flood, which resulted in elevated iron and manganese concentrations in the mine water. In the future, more stringent limits could be imposed under the NPDES permit, whether as part of the permit renewal process or otherwise. The Company believes that it will incur significant costs to upgrade the existing wastewater treatment facility to meet more stringent permit limits, including those relating to total dissolved solids.

Capital Costs

        The total estimated initial capital cost to design, procure, construct and commission the facilities as described in the Sunshine Mine Technical Report is $253.7 million. A contingency of $33.1 million has been included in the capital cost, which is 13% of the total estimated initial capital cost. This contingency is based on the level of definition that was used to prepare the estimate.

        The total estimated LOM sustaining capital costs, including mine development costs, are estimated to be approximately $602 million.

        The capital cost estimate was developed to a level sufficient to assess/evaluate the project concept, various development options, and the potential overall project viability. After inclusion of the recommended contingency, the capital cost estimate is considered to have a level of accuracy in the range of plus or minus 35 percent.

        The material assumptions underlying the Sunshine Mine mineral resource estimates include (i) resource estimation completed by Tetra Tech in MicroMine mining software utilizing data supplied by SSMRC, (ii) ordinary Kriging used to estimate 3D points long a string type block model for 37 veins and (iii) mineral resources being diluted to a fixed mine width of two meters. See Section 14 of the Sunshine Mine Technical Report.

Operating Costs

        In connection with the Sunshine Mine Technical Report, operating costs have been estimated for the following areas of the Sunshine Mine: mining, processing, refining, general and administrative, and mine reclamation and closure. Operating costs are estimated to average approximately $77 million per year over the estimated LOM, or 23.73 years. With an estimated throughput of 8.6 million tons of ore feed to the process plant, the average operating cost per ton of ore is estimated to be $214.81 per ton. A 20% contingency allowance, or approximately $168 million, is included in operating costs for mining as shown in the table below.

Life-Of-Mine Operating Cost Summary

Description	Total LOM Cost	Average Annual Cost		LOM Cost per Tonne Mineralized Material
Resource Classification Drilling	27,000,000	—	(1)	3.14
Mining (with paste backfill +20% contingency)	1,037,035,016	43,209,792		120.54
Processing	231,004,980	9,625,208		26.85
Antimony Plant	131,133,239	5,463,885		15.24
Refining	205,202,432	8,550,101		23.85
Tailings Storage	8,742,409	—	(2)	1.02	(4)
General & Administration	188,052,797	7,835,533		21.86
Mine Reclamation & Closure Cost	20,000,000	—	(3)	2.32

Total Operating Cost	$1,848,170,874	$77,007,120		$214.81

**
LOM Tonnes of Mineralized Material: 8,603,547.

(1)
No Average Annual Cost indicated as cost is considered incurred in Years 1 to 9.

(2)
No Average Annual Cost indicated as cost is considered incurred in Years 6 to 24.

(3)
No Average Annual Cost indicated as cost is considered incurred after LOM in Year 24 and after.

(4)
This is a LOM average unit cost for all mineralized material processed. It does not represent an average cost for tons of tailings stored, as it has not considered the 50% of tailings reporting to the paste back fill plant and the 862,000 tonnes in the remaining capacity of the current permitted TSF. An approximate cost per tonne mineralized material for the new dry stack storage is $2.54.

Sunshine Mine Technical Report

        The results of the Sunshine Mine Technical Report estimate an internal rate of return of 16.2% for the Sunshine Mine. Assuming a discount rate of five percent over an estimated mine life of 23.73 years, the after-tax net present value ("NPV"), is estimated to be approximately $573.4 million. NPV with the same discount rate of five percent is expected to turn negative with a silver price below $14.09/oz. The results of the Sunshine Mine Technical Report estimates payback to occur late in the seventh year of mine life, approximately 6 years after the start of production. Overall, the results of the Sunshine Mine Technical Report indicate that the Sunshine Mine property is a robust silver project that warrants further work toward the next stage of development.

        The Sunshine Mine Technical Report considered, among other factors, (i) production estimates, which were drawn from the mine production and process production schedules produced by Mine Development Associates and MTB Project Management Professionals, Inc., (ii) silver and lead market prices, which were based on market prices of $20.16 per ounce of silver and $0.92 per ounce of lead, which were received from banks, (iii) transportation costs, which were drawn from written quotations by trucking companies, (iv) payable metals, treatment charges, refining charges and penalty elements, which were drawn from a marketing study conducted by an independent consultant, (v) royalties that are payable to third parties, (vi) operating costs, which were estimated according to the main project areas, (vii) mine development costs, (viii) depreciation, (ix) income taxes, (x) initial capital costs, and (xi) sustaining capital costs.

        Readers are cautioned that the Sunshine Mine Technical Report is preliminary in nature as it includes mineral resources (including inferred resources) that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the projected results will be realized. Mineral resources that are not mineral reserves have no demonstrated economic viability.

  Exploration, Development and Production

        The Company owns or controls a portfolio of six additional greenfield exploration properties in Idaho, including Pine Creek, Snow Storm, Rock Creek Lease, East Silver Belt, Central Silver Belt and Falls Creek. The Company believes that each of these properties contains high grade silver veins.

        Since acquiring the Sunshine Mine, the Company has successfully completed the following significant re-development activities at the Sunshine Mine:

  •
  acquired additional surface rights;

  •
  repaired surface facilities and equipment, including the Jewell hoists and shaft, and compressed air, water and pumping systems;

  •
  performed ongoing repairs and upgrades to the Jewell shaft;

  •
  commissioned the Silver Summit hoist and completed work to enable rehabilitation of the Silver Summit shaft;

  •
  re-established utility services to the Sunshine Mine ramp, enabling commencement of improvements required for ventilation and re-access to mining blocks;

  •
  completed a comprehensive drill hole database compilation for the entire ore deposit and created a three dimensional model of the resources;

  •
  designed a new development plan to re-establish access in the upper and lower Sunshine Mine levels for exploration and development;

  •
  completed an independent resource estimate in accordance with NI 43-101;

  •
  completed a preliminary economic assessment to determine the costs to re-commission and operate the Sunshine Mine as a sustainable and efficient silver producer in accordance with NI 43-101;

  •
  defined additional mineral resources through surface and underground exploration;

  •
  advanced the excavation of the Sterling Tunnel decline to access upper level mineralized blocks for future mining;

  •
  completed repairs and improvements to the Silver Summit headframe and ConSil mine;

  •
  acquired additional mineral rights; and

  •
  acquired the Sunshine Refinery.

        Using the proceeds from this offering, the Company's initial objectives at the Sunshine Complex are to complete definitional drilling and a feasibility study, prepared in accordance with the SEC Mining Modernization Rules and NI 43-101, at the Sunshine Complex.

        The below graph shows our estimated payable silver equivalent production levels at the Sunshine Mine in the coming years:

Sunshine Mine Payable AgEq Production Estimate (Moz) and AISC ($/oz AgEq)

Internal Controls

  Cerro Los Gatos Mine & Los Gatos District

        Quality assurance at the Cerro Los Gatos Mine and the Los Gatos District involves the use of standard practice procedures for sample collection and includes oversight by experienced geological staff during data collection. Certain quality control measures for sample analysis include in-stream sample submittal of standard reference material, blank material and field duplicate sampling. For data verification, staff members observed drill hole locations and orientations, inspected drill cores and compared to logs and analytical results, observed core intake, visited outcrops and discussed with on-site geologists, including reviewing working maps and cross-sections. Inherent risks in quality control include potential sample contamination, among others.

  Sunshine Complex

        The Sunshine Mine complies with best practice requirements for quality assurance and quality control with regard to exploration drilling, sampling and assay procedures. No historical significant negative issues have been identified at the Sunshine Mine.

Competition

        There is aggressive competition within the precious metals industry. The Company competes in efforts to obtain financing to explore and develop its projects with other precious metals companies, such as Coeur d'Alene Mining Inc., Pan American Silver Corp. and Hecla Mining Company, as well as other mineral miners including Stillwater Mining Company and Kinross Gold Corporation, some of whom currently have greater resources than the Company does. In the future, the Company may compete with such companies to acquire additional properties.

        In addition, the Company also encounters competition for the hiring of key personnel. The mining industry is currently facing a shortage of experienced mining professionals, particularly with respect to experienced mine construction and mine management personnel. This competition affects the Company's operations at the Sunshine Mine. Larger regional companies such as Coeur d'Alene Mining Inc., Hecla Mining Company, Stillwater Mining Company and Kinross Gold Corporation in the Pacific Northwest can offer better employment terms as compared to smaller companies such as the Company.

        The Company also competes for mine service companies, such as project coordinators and drilling companies. Potential suppliers may choose to provide better terms and scheduling to larger companies in the industry due to the scale and scope of their operations.

Environmental, Health and Safety Matters

        The Company is subject to stringent and complex environmental laws, regulations and permits in the various jurisdictions in which it operates. These requirements are a significant consideration for the Company as its operations involve, or may in the future involve, among other things, the removal, extraction and processing of natural resources, emission and discharge of materials into the environment, remediation of soil and groundwater contamination, workplace health and safety, reclamation and closure of waste impoundments and other properties, and handling, storage, transport and disposal of wastes and hazardous materials. Compliance with these laws, regulations and permits can require substantial capital or operating costs or otherwise delay, limit or prohibit the Company's development or future operation of its properties. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If the Company violates these environmental requirements it may be subject to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. Pursuant to such requirements the Company also may be subject to inspections or reviews by governmental authorities.

Permits and Approvals

        To obtain, maintain and renew its environmental permits, the Company may be required to conduct environmental studies and collect and present to governmental authorities data pertaining to the potential impact that its current or future operations may have upon the environment. For example, in order to commence underground exploration activities at the Cerro Los Gatos Mine, the Company was required to submit an environmental analysis to the applicable governmental authorities. In May 2010, the Company began collecting the environmental baseline data for the Cerro Los Gatos Mine and received the permit in 2015.

        The Company may require additional permits and approvals to conduct future exploration, development and processing activities at the Sunshine Complex.

Hazardous Substances and Waste Management

        The Company could be liable for environmental contamination at or from its or its predecessors' currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury and property damage.

        In connection with the Sunshine Mine, the Company is involved in the Bunker Hill Superfund Site. Pursuant to a 2001 Consent Decree that resolved certain liabilities arising under the U.S. Comprehensive Environmental Response, Compensation and Liability Act relating to the Bunker Hill site, the Company is negotiating with the U.S. government and the Coeur d'Alene Indian tribe to modify the Consent Decree's current requirement of between a 0% (at a silver price below $6 per ounce) and 7% (at a silver price of $10 per ounce or higher) NSR royalty in perpetuity to (1) upfront payments after signing a new agreement and after completing an updated feasibility study for the Sunshine Complex and (2) a lower percentage (e.g., in the low single-digit percentage) NSR royalty with a maximum amount payable over the life of the mine. To date, however, an agreement has not been reached regarding these modifications.

        The tailings storage facility at the Sunshine Mine currently receives mine and process water discharges from the Company's operations, as well as similar discharges from the nearby Crescent Mine. The Company expects that the capacity of the tailings storage facility, as currently configured, will be sufficient for approximately ten years after commercial production resumes and that additional capacity may be added thereafter by increasing the height of the storage facility embankment or using another form (i.e., dry stacking) of tailings storage.

        The Company is required to maintain financial assurances for certain future closure obligations, including closure obligations with respect to the tailings storage facility at the Sunshine Mine. As of September 30, 2019, the Company has recorded an asset retirement obligation of approximately $1.4 million that reflects the estimated present value of future closure obligations.

Mine Health and Safety Laws

        The Federal Mine Safety and Health Act of 1977 and the Occupational Safety and Health Act of 1970 impose stringent safety and health standards on all aspects of mining operations at the Sunshine Mine. Also, Idaho has state programs for mine safety and health regulation and enforcement. In addition, the Company's Mexican properties are subject to regulation by the Political Constitution of the Mexican United States, and are subject to various legislation in Mexico, including the Mining Law, the Federal Law of Waters, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the Federal Law on Metrology

Standards. Mining, environmental and labor authorities may inspect the Company's operations on a regular basis and issue various citations and orders when they believe a violation has occurred under the relevant statute. Regulations and the results of inspections, whether in the United States or Mexico, may have a significant effect on the Company's operating costs.

        Legislative and regulatory bodies at the federal and state levels, including MSHA and OSHA, have recently promulgated or proposed various new statutes, regulations and policies relating to mine safety and mine emergency issues. Although some new laws, regulations and policies are in place, these legislative and regulatory efforts are still ongoing. At this time, it is not possible to predict the full effect that the new or proposed statutes, regulations and policies will have on the Company's operating costs, but it may increase its costs and those of its competitors.

Other Environmental Laws

        The Company is required to comply with numerous other foreign, federal, state and local environmental laws, regulations and permits in addition to those previously discussed. These additional requirements include, for example, the U.S. Emergency Planning and Community Right-to-Know Act and Resource Conservation and Recovery Act and various permits regulating road construction and drilling at the Mexican properties. In the Company's U.S. operations, regulations applicable to our business are administered by the United States Environmental Protection Agency (the "EPA") and various other federal, state and local environmental, zoning, health and safety agencies. Further, under certain circumstances, a number of U.S. environmental laws and regulations to which our operations are subject authorize the institution of lawsuits by private citizens and entities other than environmental regulatory authorities to enforce those laws and regulations.

        The summary below is a non-exhaustive summary of material legislation that applies or may in the future apply to our U.S. operations. Although this summary focuses on federal laws, most states (including Idaho) have their own regulatory schemes that either mirror federal laws or create additional layers of regulation. We are also subject to stringent environmental laws and regulations with respect to the Company's Mexican properties. We endeavor to conduct our mining operations in compliance with all applicable federal, state, and local laws and regulations. However, because of extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry.

  Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA")

        CERCLA authorizes the federal government and private parties to recover costs to address threatened or actual releases of hazardous substances (broadly defined) that may endanger public health or the environment. Strict joint and several and retroactive liability may be imposed on waste generators and facility owners and operators, regardless of fault or the legality of the original disposal activity. We could face liability under CERCLA and similar state laws for properties that (1) we currently own, lease or operate, (2) we, our predecessors, or former subsidiaries have previously owned, leased or operated, (3) sites to which we, our predecessors or former subsidiaries, sent waste materials, and (4) sites at which hazardous substances from our facilities' operations have otherwise come to be located.

  Resource Conservation and Recovery Act

        The Resource Conservation and Recovery Act ("RCRA") affects mining operations by establishing requirements for the treatment, storage, and disposal of hazardous wastes. RCRA monitors a group of eight heavy metals, including silver, and the EPA allows for only certain concentrations of each metal in waste. The EPA sets a limit of 5 ppm for silver waste. If the degree of silver concentrations exceeds the allowable limit, the waste must be treated as hazardous.

  Definition of "Waters of the United States" Under the Clean Water Act

        In June 2015, the EPA and U.S. Army Corps of Engineers (the "USACE") issued a final rule that attempts to clarify the Clean Water Act's ("CWA") jurisdictional reach over waters of the United States, commonly referred to as the Clean Water Rule. The rule, which has been the subject of extensive litigation challenges and administrative action, is currently in effect in certain states. However, on September 13, 2019, the EPA and USACE announced a final rule to repeal the Clean Water Rule, which will go into to effect 60 days after it is published in the Federal Register. The repeal of the Clean Water Rule would put back into effect a narrower interpretation of the term "waters of the United States" under the CWA that existed prior to the Clean Water Rule. At the same time, EPA and USACE are in the process of developing a new rule addressing the jurisdictional scope of the CWA. EPA and USACE issued a proposed version of this rule on December 11, 2018, which defined "waters of the United States" along the lines of Justice Antonin Scalia's plurality opinion in the 2006 Supreme Court decision, Rapanos v. United States, that CWA jurisdiction attaches only to "navigable waters" and other waters with a relatively permanent flow, such as rivers or lakes. A final version of this rule is expected early next year. The repeal of the Clean Water Rule as well as any final definition of "waters of the United States" are likely to be the subject of legal challenges and their ultimate impact on our operations are uncertain.

  Safe Drinking Water Act of 1974

        The Safe Drinking Water Act of 1974 ("SDWA") is the federal law that protects public drinking water supplies throughout the United States. Under the SDWA, the EPA sets standards for drinking water quality and implements technical and financial programs to ensure drinking water safety. The SDWA can impact mining operations in the United States to the extent that the operations could impact drinking water supplies.

  National Historic Preservation Act of 1966

        The National Historic Preservation Act of 1966 ("NHPA"), governs the preservation of historical properties throughout the United States. The NHPA could create an additional level of scrutiny on a mining operation, particularly during the permitting process, to the extent that a mining operation could come within the scope of a historical site.

  Endangered Species Act of 1973 ("ESA")

        The ESA governs the protection of endangered species in the United States and requires the U.S. Fish and Wildlife Service to formally review any federally authorized, funded or administered action that could negatively affect endangered or threatened species. The Fish and Wildlife Service studies projects for possible effects to endangered species and then can recommend alternatives or mitigation measures. Regulators require mining companies to hire a government-approved contractor to conduct surveys for potential endangered species, and the surveys require approval from state and federal biologists who provide guidance on how to minimize mines' potential effects on endangered species. Certain endangered species are more typically at issue under the ESA with respect to mining. Changes in listings or requirements under these regulations could have a material adverse effect on our costs or our ability to mine some of our properties in accordance with our current mining plans. The U.S. Department of the Interior issued three proposed rules in July 2018 aiming to streamline and update the ESA. In August 2019, the U.S. Department of the Interior announced changes to implementing regulations of the ESA.

Facilities and Employees

        The Company owns and leases land at the Sunshine Complex and the Company's other exploration properties in Mexico and at the Los Gatos District through its ownership interest in the LGJV.

        As of September 30, 2019, the Company had 22 full-time employees in the United States and 10 full-time employees in Mexico, and the LGJV had approximately 450 employees in Mexico. The Company believes that its employee relations are good and plans to continue to hire employees as its operations expand. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Legal Proceedings

        From time to time, the Company and its affiliates may become subject to various legal proceedings that are incidental to the ordinary conduct of its business. Although the Company cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, it makes a provision for potential liabilities when it deems them probable and reasonably estimable. These provisions are based on current information and legal advice and may be adjusted from time to time according to developments. See Note 10, "Commitments and Contingencies" in our consolidated financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to legal matters.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding the executive officers and directors of SSMRC, as of the date of this prospectus:

Name	Age	Position
Stephen Orr	64	Executive Chairman, Chief Executive Officer and Director
Philip Pyle	63	Vice President of Mexico and Exploration
John Kinyon	62	Executive Vice President of Operations
Roger Johnson	62	Chief Financial Officer
Luis Felipe Huerta	49	Project Director, Cerro Los Gatos Mine
Adam Dubas	40	Chief Administrative Officer
Wayne Kirk	76	Director
David Peat	67	Director
Jeb Burns(1)	55	Director
Karl Hanneman	61	Director
Igor Levental	63	Director
Ali Erfan	53	Director
Janice Stairs	60	Director

(1)
Mr. Burns intends to resign from the Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Biographical Information

        Stephen Orr, 64, has served as our Executive Chairman since May 2011 and Chief Executive Officer since June 2011. Mr. Orr has more than 40 years of experience in the mining industry, including international commercial experience at both executive and operational levels. Previously, Mr. Orr served as President, Director and Chief Executive Officer at Ventana Gold Corp., a Vancouver-based mineral exploration and development company, as Director and Chief Executive Officer at OceanaGold, where under his leadership OceanaGold built and commissioned two new mines in New Zealand and increased production by 90%, as Vice President of North American Operations and then Managing Director of Australia and Africa operations at Barrick Gold Corporation and as President and Chief Executive Officer at Homestake Canada Inc. Mr. Orr is a resident of Dallas, Texas. We believe that Mr. Orr's extensive experience in the international mining industry at both executive and operational levels makes him a valuable member of our Board of Directors.

        Philip Pyle, 63, has served as our Vice President of Mexico and Exploration since June 2011. Mr. Pyle has more than 40 years of experience in the mining industry. Previously, Mr. Pyle served as Vice President—Exploration at Los Gatos Ltd., as Exploration Manager at Linear Gold Corp. (now Fortune Bay Corp.), as Exploration Manager at MIM Exploration Pty Ltd., as Exploration Manager at BHP Minerals International Exploration Inc. and as a geologist at AMAX Exploration Inc. Mr. Pyle holds a B.A. in Earth Science from Dartmouth College and a Masters in Geological Science from the University of Texas. Mr. Pyle is a resident of Bozeman, Montana.

        John Kinyon, 62, was appointed as our Executive Vice President of Operations in April 2016 and served as our Vice President of Operations since 2012. Mr. Kinyon has more than 40 years of U.S. and international operations and construction experience, including experience in various mining positions in the U.S., Canada, Tanzania, Australia, and New Zealand. From April 2011 to March 2012,

Mr. Kinyon served as Vice President and General Manager at Coeur Mining Inc.'s Kensington Mine in Juneau, Alaska. Previously, Mr. Kinyon served as Vice President of Operations at OceanaGold, as General Manager at Yukon Zinc and as General Manager at Eskay Creek at Barrick Gold Corporation. Mr. Kinyon holds a B.S. in Engineering and Business Science from South Dakota State University and Black Hills University. Mr. Kinyon is a resident of Coeur d'Alene, Idaho.

        Roger Johnson, 62, has served as our Chief Financial Officer since March 2011. Mr. Johnson also serves as a Governor-appointed member of the Colorado PERA Board of Trustees. Mr. Johnson has more than 40 years of financial management experience in the mining industry. Previously, Mr. Johnson served as Vice President and Chief Accounting Officer at Newmont Mining Corporation, as Senior Vice President, Finance and Administration at Pasminco Zinc, Inc., and as Vice President, Controller, at Kennecott Utah Copper LLC and practiced public accounting with Coopers & Lybrand (now PricewaterhouseCoopers LLP). Mr. Johnson is a Certified Public Accountant. Mr. Johnson holds a B.S. in Accounting and a Master of Professional Accountancy degree from the University of Utah. Mr. Johnson is a resident of Denver, Colorado.

        Luis Felipe Huerta, 49, has served as Project Director of the Cerro Los Gatos Mine since May 2015. Mr. Huerta has nearly 20 years of project management experience in the mining industry. From 2012 to 2014, Mr. Huerta served as Project Manager at Continental Gold Inc. Previously, Mr. Huerta served as Project Manager at Fortuna Silver Mines Inc. and as Project Superintendent at Compañía Minera Milpo. Mr. Huerta holds a Bachelors in Engineering Science and a Masters in Project Management from ESAN Graduate School of Business. Mr. Huerta is a resident of Chihuahua, Mexico.

        Adam Dubas, 40, has served as our Chief Administrative Officer since January 2019. Mr. Dubas has more than 20 years of experience in financial management. From 2011 to December 2018, Mr. Dubas served as our Corporate Controller. Previously, Mr. Dubas served as a Senior Manager at KPMG LLP, where he focused on the energy industry, and as an International Financial Analyst at Sprint Corporation. Mr. Dubas holds a B.S. in Business Administration, with highest distinction, from the University of Nebraska. Mr. Dubas is a resident of Denver, Colorado.

        Wayne Kirk, 76, has served as a member of our Board of Directors since September 2011. In addition to our Board of Directors, Mr. Kirk serves on the Board of Directors of Gabriel Resources Ltd., Nickel Creek Platinum Corp., Pebble Mines Corp., and Electrum Ltd. Mr. Kirk has over 35 years of experience specializing in corporate and business law and has over 15 years of experience as a director of publicly held companies engaged in the mining business. Prior to his retirement in 2004, Mr. Kirk served as Special Counsel at Thelen Reid & Priest LLP, specializing in corporate and business law as well as public company corporate governance, and as Vice President, General Counsel and Corporate Secretary for Homestake Mining Company, which was acquired by Barrick Gold Corporation. In addition, Mr. Kirk has served on the Board of Directors of Luna Gold Corp., Northern Dynasty Minerals Ltd., Taseko Mines Limited and Great Basin Gold Ltd. Mr. Kirk holds a B.A. in Economics from the University of California, Berkeley and an LL.B. from Harvard Law School. Mr. Kirk is a resident of Orcas, Washington. We believe that Mr. Kirk's extensive legal experience in corporate and business law, public company corporate governance and our industry makes him a valuable addition to our Board of Directors.

        David Peat, 67, has served as a member of our Board of Directors since September 2011. In addition to our Board of Directors, Mr. Peat also serves on the Board of Directors of Gabriel Resources Ltd. Mr. Peat has more than 30 years of experience in financial leadership in support of mining corporations. Mr. Peat previously served as Vice President and Chief Financial Officer at Frontera Copper Corporation, as Vice President and Global Controller at Newmont Mining Corporation and as Vice President of Finance and Chief Financial Officer at Homestake Mining Company. In addition, Mr. Peat has served on the Board of Directors of Electrum Special Acquisition

Corporation, AQM Copper Inc., Fortune Bay Corp. and Bigus Gold Corp. Mr. Peat is a member of the Institute of Chartered Professional Accountants of Ontario. Mr. Peat holds a B.Com., Honors in Business Administration from the University of Windsor and a B.A. in Economics from the University of Western Ontario. Mr. Peat is a resident of Fernandina Beach, Florida. We believe that Mr. Peat's academic training in business and economics and his extensive experience in corporate finance and accounting make him a valuable addition to our Board of Directors.

        Jeb Burns, 55, has served as a member of our Board of Directors since March 2018. In addition to our Board of Directors, Mr. Burns also serves on the Investment Committee of Western Michigan University Foundation, the Board of Directors of Pacific Pension & Investment Institute, the Board of Directors of the Michigan History Foundation, the Board of Trustees of Mackinac Associates, and the Board of Directors of Venture Michigan Fund. Mr. Burns has nearly 20 years of investment and asset management experience. Since February 2001, Mr. Burns has been the Chief Investment Officer at Municipal Employees' Retirement System of Michigan. Previously, Mr. Burns held positions in public policy, communications, budget, and legislative affairs at the State of Michigan. Mr. Burns holds a B.A. in History and Political Science from Western Michigan University and a M.P.A. in Public Administration and Public Policy from Wayne State University. Mr. Burns is a resident of Lansing, Michigan. Mr. Burns intends to resign from the Board of Directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

        Karl Hanneman, 61, has served as a member of our Board of Directors since October 2019. In addition to our Board of Directors, Mr. Kanneman also serves on the Board of Directors of International Tower Hill Mines, Ltd., Usibelli Coal Mine, Inc. and Northrim BanCorp, Inc. Mr. Hanneman has more than 35 years of mining industry management and technical experience as an executive, manager, mining engineer, mine operator and entrepreneur. Since February 2017, Mr. Hanneman has served as Chief Executive Officer of International Tower Hill Mines, Ltd., where he leads a team advancing a 10-million-ounce gold resource in Alaska through project optimization. From March 2015 to February 2017, Mr. Hanneman served as Chief Operating Officer of International Tower Hill Mines, Ltd. Previously, Mr. Hanneman served as General Manager and Project Manager of International Tower Hill Mines, Ltd. and as Director, Corporate Affairs, Alaska and as Alaska Regional Manager at Teck Resources Ltd., including being responsible for overseeing the $350 million Pogo Gold project throughout the period of underground exploration, feasibility study, project design and permitting. Mr. Hanneman holds a B.S. in Mining Engineering, magna cum laude, from the University of Alaska. Mr. Hanneman is a resident of Fairbanks, Alaska. We believe that Mr. Hanneman's extensive experience in our industry makes him a valuable addition to our Board of Directors.

        Igor Levental, 63, has served as a member of our Board of Directors since April 2019. In addition to our Board of Directors, Mr. Levental serves on the Board of Directors of NOVAGOLD Resources Inc., one of the most significant precious metals exploration and development companies in the industry. Mr. Levental has more than 30 years of experience across a broad cross-section of the international mining industry. Since February 2010, Mr. Levental has served as President of The Electrum Group LLC, a privately-held global natural resources investment management company. Previously, Mr. Levental has held senior executive positions with major mining companies, including Homestake Mining Company and International Corona Corp. In addition, Mr. Levental has served on Boards of Directors of several other mineral explorers and developers, including Gabriel Resources Ltd. and NovaCopper Inc. (now Trilogy Metals Inc.). Mr. Levental is a Professional Engineer of the Province of Ontario. Mr. Levental holds a B.S. in Chemical Engineering and an M.B.A. from the University of Alberta. Mr. Levental is a resident of Denver, Colorado. We believe that Mr. Levental's extensive experience in finance and our industry makes him a valuable addition to our Board of Directors.

        Ali Erfan, 53, has served as a member of our Board of Directors since May 2019. In addition to our Board of Directors, Mr. Erfan serves on the Board of Directors of Leor Energy, Electrum Ltd., TTI Inc., Augustus Ltd., Gabriel Resources Ltd. and Reebonz Holding Limited. Mr. Erfan has more than 20 years of experience in senior roles in the venture capital and private equity industry. Since 2007, Mr. Erfan has served as a Director of The Electrum Group, a privately-held global natural resources investment management company, and since 2017, Mr. Erfan has served as Vice Chairman of The Electrum Group. Previously, Mr. Erfan served as a Senior Partner at 3i Group, Plc. Mr. Erfan founded the Cogito Scholarship Foundation, a U.K. charity. Mr. Erfan holds an M.B.A. from the London Business School and a B.A. and an M.A. in Politics, Philosophy and Economics from Oxford University. Mr. Erfan is a resident of Monaco. We believe that Mr. Erfan's extensive experience in finance and our industry makes him a valuable addition to our Board of Directors.

        Janice Stairs, 60, has served as a member of our Board of Directors since October 2019. In addition to our Board of Directors, Ms. Stairs also serves on the Board of Directors of Gabriel Resources Ltd., Trilogy Metals Inc., Marathon Gold Corporation, and Namibia Critical Metals Inc. Ms. Stairs has more than 30 years of experience in the resources sector. Since September 2011, Ms. Stairs has served as General Counsel and Corporate Secretary at Namibia Critical Metals Inc. Previously, Ms. Stairs served as General Counsel at Endeavour Mining Corporation, as Vice President and General Counsel at Etruscan Resources Inc., and as Partner at the law firm McInnes Cooper (formerly Patterson Palmer). In addition, Ms. Stairs has served on the Board of Directors of AuRico Gold Inc. and AuRico Metals Inc. Ms. Stairs holds a LL.B. from Dalhousie University and a M.B.A. from Queen's University. Ms. Stairs is a resident of Halifax, Nova Scotia. We believe that Ms. Stairs' academic training in law and business and her extensive experience in the resources sector make her a valuable addition to our Board of Directors.

Board Composition

        Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our Board of Directors shall consist of not less than three directors and not more than 12 directors, and the number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. Upon the conclusion of this offering, we will have seven directors: Stephen Orr, Wayne Kirk, David Peat, Karl Hanneman, Igor Levental, Ali Erfan and Janice Stairs.

        Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director's earlier death, removal or resignation. (other than directors that may be elected by holders of our preferred shares, if any). Following this offering and assuming no exercise by the underwriters of their over-allotment option, Electrum will hold        % of our outstanding shares of common stock, and MERS will hold        % of our outstanding common stock. Electrum and MERS will have certain director nomination rights pursuant to a shareholders agreement that we intend to enter into in connection with this offering, and Electrum will otherwise have control over the outcome of director elections due to its holding of        % of our outstanding shares of common stock following this offering. See "Certain Relationships and Related Party Transactions—Shareholders Agreement."

        We have determined that each of Wayne Kirk, David Peat, Karl Hanneman and Janice Stairs, is an independent director within the meaning of the applicable rules of the SEC and the NYSE and that each of David Peat, Wayne Kirk and Janice Stairs is also an independent director under Rule 10A-3 under the Exchange Act for the purpose of Audit Committee membership. In addition, our board has determined that David Peat is a financial expert within the meaning of the applicable rules of the SEC and the NYSE. We have also determine that each of            and             is an independent director within the meaning of the applicable rules of the TSX.

        Upon the completion of this offering, the role of Executive Chairman of the Board of Directors and the role of Chief Executive Officer, both of which are currently held by Mr. Orr, will be separated. Mr. Orr will retain the role of Chief Executive Officer and Director. Janice Stairs will become the Chair of the Board of Directors. Mr. Orr has notified the Board of Directors that he intends to retire as Chief Executive Officer within one to two years following the completion of this offering. Accordingly, the Board of Directors has initiated efforts to recruit an experienced executive as Chief Operating Officer, who will work closely with Mr. Orr and be considered to succeed Mr. Orr as Chief Executive Officer. Upon Mr. Orr's retirement, the Board of Directors intends to appoint Mr. Orr as the Chair of the Board of Directors, and to appoint Ms. Stairs as the Lead Director.

Diversity

Board of Directors

        We have not adopted a formal policy with respect to the identification and nomination of women and of other diverse attributes on the Board of Directors. Establishing and implementing a policy regarding diversity and female representation on the Board of Directors will be an element that we will take into consideration going forward.

        There is currently one woman on the Board of Directors (representing 12.5% of the current directors) and the Board of Directors is committed to increasing the level of women on the Board of Directors as board turnover occurs from time to time, taking into account the skills, background, experience and knowledge desired at a particular time by the Board of Directors and its committees. Accordingly, consideration of the number of women who are directors, along with consideration of whether other diverse attributes are sufficiently represented on the Board of Directors, will be an important component of the selection process for new members of the Board of Directors going forward.

        The Compensation and Nominating Committee will, within the purview of its mandate, have the responsibility to take diversity into consideration as part of the overall director selection and nomination processes and to make the identification of female candidates a search criterion. Gender diversity on the Board of Directors will be achieved by continuously monitoring the level of female representation and, where appropriate, recruiting qualified female candidates to fill positions, as the need arises, through vacancies, growth or otherwise.

        The Board of Directors has not adopted a target regarding the number of women on the Board of Directors as the Board of Directors has determined that a target would not be the most effective way of ensuring greater diversity. The Board of Directors will however consider the appropriateness of adopting such a target in the future.

Executive Officer Positions

        In appointing individuals to executive officer positions, we weigh a number of factors, including skills, experience and personal attributes required for the position along with the level of women representation within its senior management team. There are currently no women occupying an executive officer position with the Company (0% of the executive officers). We are, however, committed to increasing the gender diversity of our executive officers going forward.

        We have not adopted a target for the number of women in executive officer positions. The Board of Directors believes the most effective way to achieve greater diversity in our senior management team is to identify high-potential women within the organization and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to eventually occupy executive officer positions. This includes taking action to build a culture of inclusion throughout the organization.

The Board of Directors will, however, continue to evaluate the appropriateness of adopting targets in the future.

Board Committees

        The Executive Committee will consist of Stephen Orr (chair), Igor Levental and Ali Erfan. The Executive Committee will operate pursuant to a charter approved by the Board of Directors. The Executive Committee has and may exercise all of the powers and authority of the Board of Directors, subject to such limitations as the Board of Directors and/or applicable law may from time to time impose.

        The Audit Committee will consist of David Peat (chair), Wayne Kirk and Janice Stairs, and will be comprised entirely of independent directors. The Audit Committee will operate pursuant to a charter approved by the Board of Directors. The Audit Committee will approve the engagement of our independent public auditor and the scope of the audit to be undertaken by such auditor. In connection with our Annual Report on Form 10-K, the Audit Committee shall also review with management and the independent auditor the financial information to be included therein. In addition, the Audit Committee will review all proposed related person transactions for the purpose of recommending to the disinterested members of the Board of Directors that the transaction should be ratified and approved. See "Certain Relationships and Related Party Transactions."

        The Compensation and Nominating Committee will consist of Wayne Kirk (chair), David Peat and Janice Stairs, and will be comprised entirely of independent directors. The Compensation and Nominating Committee will operate pursuant to a charter approved by the Board of Directors. The Compensation and Nominating Committee will recommend and advise the independent directors of the Board of Directors with respect to the compensation for the Chief Executive Officer. The Compensation and Nominating Committee will also recommend and advise the Board of Directors with respect to the compensation of directors and other executive officers. The Compensation and Nominating Committee will make recommendations to the Board of Directors regarding the establishment and terms of our employee equity-based incentive plans and will administer such plans. The Compensation and Nominating Committee will identify and nominate members for election to the Board of Directors and develop and recommend to the Board of Directors corporate governance principles applicable to us. The Compensation and Nominating Committee will also oversee the annual evaluation of the Board of Directors' performance.

        The Technical, Environmental, Health and Safety Committee will consist of Karl Hanneman (chair), Stephen Orr and Ali Erfan. The Technical, Environmental, Health and Safety Committee will operate pursuant to a charter approved by the Board of Directors. The Technical, Environmental, Health and Safety Committee will be responsible for the review of technical, environmental, health and safety performance of the Company, and mineral resources, resource and reserve reporting.

        The Finance Committee will consist of David Peat (chair), Igor Levental and Ali Erfan. The Finance Committee will operate pursuant to a charter approved by the Board of Directors. The Finance Committee will be responsible for assisting the Board of Directors in its oversight of the major investments and financial risk management programs, policies and processes of the Company.

Audit Fees

        We have been billed an aggregate amount of $310,000 in fees by our external auditors over the fiscal years ended December 31, 2018 and 2017 for audit services.

Audit Related Fees

        No audit related fees by our external auditors for the fiscal years ended December 31, 2018 and 2017.

Tax Fees

        We have been billed an aggregate amount of $153,144 in fees by our external auditors over the fiscal years ended December 31, 2018 and 2017 for professional services rendered relating to tax compliance, tax advice and tax planning. Such services included corporate income tax return preparation and consultation on foreign tax matters.

Other Fees

        We have not been billed any other fees by our external auditors for the fiscal years ended December 31, 2018 and 2017.

NYSE Independence Requirements

        Because Electrum will continue to own a majority of our stock following this offering, we will be a "controlled company" within the meaning of the corporate governance requirements of the NYSE and TSX. Accordingly, we will be exempt from certain corporate governance requirements until such time we cease to be a "controlled company," including requirements that a majority of our Board of Directors consist of independent directors and having a compensation committee and a nominating/corporate governance committee that is composed entirely of independent directors. Notwithstanding the foregoing, we do not intend to take advantage of this exemption and currently expect that our Board of Directors and Compensation and Nominating Committee will meet the director independence requirements under the NYSE and TSX corporate governance requirements applicable to a company that is not a "controlled company."

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Insider Trading Policy

        Prior to the closing of this offering, our Board of Directors will adopt an insider trading policy that will, subject to certain exceptions, prohibit our employees, directors and officers from trading in our securities while in possession of material nonpublic information.

Code of Business Conduct and Ethics

        Prior to the closing of this offering, our Board of Directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance requirements of the NYSE. Any waiver of this code to an employee may be granted only by the Chief Executive Officer or the Chief Financial Officer. Only the Board of Directors or a designated committee of the Board of Directors may provide waivers involving any of our directors or executive officers. All waivers granted to our directors and executive officers will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance requirements of the NYSE.

Penalties or Sanctions

        None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

        None of the directors or executive officers of the Company, and to the best of its knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company, has, within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Corporate Cease Trade Orders and Bankruptcies

        Other than as disclosed below, none of the directors or executive officers of the Company, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

        Mr. Wayne Kirk was a director of Great Basin Gold Ltd. ("GBG") until he resigned from such directorship in January 2012. In September 2012, GBG filed for creditor protection under the Companies' Creditors Arrangement Act in Canada. GBG's principal South African subsidiary, Southgold Exploration (Pty) Ltd., also filed for protection under the South African Companies Act business rescue procedures. GBG's subsidiary Rodeo Creek Gold Inc., and certain of its affiliates, entered U.S. Bankruptcy Code Chapter 11 restructuring proceedings in Nevada in February 2013. GBG subsequently delisted its securities from the TSX, Johannesburg Stock Exchange and NYSE MKT.

EXECUTIVE AND DIRECTOR COMPENSATION

        Our named executive officers ("NEOs"), which consist of our principal executive officer and the two other most highly compensated executive officers, are:

  •
  Stephen Orr, our Executive Chairman and Chief Executive Officer;

  •
  Roger Johnson, our Chief Financial Officer; and

  •
  John Kinyon, our Executive Vice President of Operations.

Summary Compensation Table

        The table below summarizes the total compensation earned by each NEO in 2018.

2018 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Stephen Orr	2018	500,000	300,000	—	—	800,000
Executive Chairman and Chief Executive Officer
Roger Johnson	2018	330,000	190,010	—	18,500	538,510
Chief Financial Officer
John Kinyon	2018	300,000	157,500	—	16,500	474,000
Executive Vice President of Operations

(1)
Represents performance-based cash bonuses under the Annual Incentive Plan in respect of the fiscal year ended December 31, 2018, which were paid on or about April 5, 2019.

(2)
Represents the grant date fair value of stock options granted to the NEOs in 2018, determined in accordance with FASB ASC Topic 718.

(3)
Represents the Company's matching contribution to the NEO's 401(k) account.

Employment Agreements with Named Executive Officers

Employment Agreement with Mr. Orr

        We entered into an employment agreement with Mr. Orr, dated as of May 3, 2011. He commenced employment as our Executive Chairman effective as of May 4, 2011 and has been our Chief Executive Officer since June 2011.

        Base Salary.    Effective January 1, 2019, Mr. Orr receives an annual base salary of $521,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

        Annual Bonus.    Mr. Orr is eligible to participate in a bonus plan pursuant to which his current target bonus is 100% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of bonus attainment may range 0% to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Orr as determined by the Compensation and Nominating Committee.

        Stock Options.    On May 4, 2011, Mr. Orr received an option to purchase 125,000 shares of our common stock, which has since vested. Mr. Orr continues to be eligible to receive equity awards under our compensation programs. See "—Stock Option Grants."

        Benefits and Perquisites.    Mr. Orr is entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

        Confidentiality and Non-Solicitation.    Mr. Orr has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Orr has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

        Termination and Change in Control.    Payments and benefits to which Mr. Orr will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Employment Agreement with Mr. Johnson

        We entered into an employment agreement with Mr. Johnson, dated as of February 28, 2011, and he commenced employment as our Chief Financial Officer effective as of March 9, 2011.

        Base Salary.    Effective January 1, 2019, Mr. Johnson receives an annual base salary of $335,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

        Annual Bonus.    Mr. Johnson is eligible to participate in a bonus plan pursuant to which his current target bonus is 70% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of bonus attainment may range 0% to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Johnson as determined by the Compensation and Nominating Committee.

        Stock Options.    On March 9, 2011, Mr. Johnson received an option to purchase 125,000 shares of our common stock, which has since vested. Mr. Johnson continues to be eligible to receive equity awards under our compensation programs. See "—Stock Option Grants."

        Benefits and Perquisites.    Mr. Johnson is entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

        Confidentiality and Non-Solicitation.    Mr. Johnson has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Johnson has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

        Termination and Change in Control.    Payments and benefits to which Mr. Johnson will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Employment Agreement with Mr. Kinyon

        We entered into an employment agreement with Mr. Kinyon, dated as of April 1, 2016, pursuant to which he commenced employment in his new role as our Executive Vice President of Operations as of April 1, 2016.

        Base Salary.    Effective January 1, 2019, Mr. Kinyon receives an annual base salary of $350,000, which will be subject to review on an annual basis and may be adjusted in accordance with the procedures set forth by the Compensation and Nominating Committee.

        Annual Bonus.    Mr. Kinyon is eligible to participate in a bonus plan pursuant to which his current target bonus is 70% of his base salary upon achievement by him and the Company of certain targets determined by the Compensation and Nominating Committee. The amount of bonus attainment may range 0% to 100% of base salary in any given year as determined by the Compensation and Nominating Committee, and the amount of annual bonus actually paid (if any) will depend on the actual performance of the Company and Mr. Kinyon as determined by the Compensation and Nominating Committee.

        Stock Options.    Mr. Kinyon is eligible to receive options to purchase our common stock under our LTIP (as defined herein). See "—Stock Option Grants."

        Benefits and Perquisites.    Mr. Kinyon is entitled to participate in the various employee benefits plans that are, from time to time, made generally available to our employees.

        Confidentiality and Non-Solicitation.    Mr. Kinyon has agreed to maintain the confidentiality of our information and not to use or allow or help another to use or access such information at any time during or after his employment with us. Mr. Kinyon has also agreed not to solicit any of our employees, consultants or service providers during his employment and for one year after termination of his employment.

        Termination and Change in Control.    Payments and benefits to which Mr. Kinyon will be entitled upon termination of his employment, whether or not in connection with a change in control, are discussed below under "—Potential Payments Upon Termination or Change in Control."

Stock Option Grants

        We did not make any grants of stock options to our NEOs in 2018. On May 3, 2019, we granted annual stock option awards in recognition of services performed in fiscal year 2018 to key employees, including our NEOs. The number of shares of our common stock underlying these options granted to our NEOs are detailed in the following table. These stock option awards will vest ratably on December 14, 2019, December 14, 2020, December 14, 2021 and December 14, 2022. These stock option awards each have an exercise price of $6.00 per share.

        Because these stock options were granted in 2019, per SEC rules, they are not reflected in the Summary Compensation Table or the Outstanding Equity Awards at Fiscal Year-End Table.

NEO	Option Shares
Stephen Orr	252,000
Roger Johnson	150,000
John Kinyon	157,000

2018 Fiscal Year-End Outstanding Equity Awards

        The table below provides information on the equity awards (which are comprised of only stock options) held by the NEOs as of December 31, 2018.

 Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Stephen Orr	600,000	—		13.83	10/30/2022
	600,000	—		13.83	2/16/2023
	217,500	72,500	(1)	3.50	2/8/2025
	171,655	57,218	(2)	3.50	12/23/2025
	125,000	125,000	(3)	4.50	12/15/2026
	63,000	189,000	(4)	4.50	12/5/2027
Roger Johnson	138,750	—		13.83	10/30/2022
	138,750	—		13.83	2/16/2023
	127,500	42,500	(1)	3.50	2/8/2025
	100,625	33,542	(2)	3.50	12/23/2025
	72,500	72,500	(3)	4.50	12/15/2026
	37,500	112,500	(4)	4.50	12/5/2027
John Kinyon	45,000	—		13.83	10/30/2022
	45,000	—		13.83	2/16/2023
	60,000	20,000	(1)	3.50	2/8/2025
	47,353	15,784	(2)	3.50	12/23/2025
	17,500	17,500	(5)	3.50	3/18/2026
	45,250	40,000	(3)	4.50	12/15/2026
	39,250	117,750	(4)	4.50	12/5/2027

(1)
The options listed here were granted on February 8, 2015, and vest ratably on each of the first four anniversaries following the grant date.

(2)
The options listed here were granted on December 23, 2015, and vest ratably on each of the first four anniversaries following the grant date.

(3)
The options listed here were granted on either August 31, 2017, or, in the case of 10,500 options granted to John Kinyon, November 20, 2017, and vest ratably on each of the first four anniversaries following December 16, 2016.

(4)
The options listed here were granted on December 6, 2017, and vest ratably on each of the first four anniversaries following the grant date.

(5)
The options listed here were granted on March 18, 2016, and vest ratably on each of the first four anniversaries following the grant date.

Potential Payments Upon Termination or Change in Control

        Below we describe the payments and benefits to which each NEO will be entitled to under his employment agreement if his employment is terminated (i) by us without "cause" or by him for "good reason" (without a "change in control"), (ii) by us without cause or by him for good reason within one year of a change in control or (iii) due to death or "disability" (such terms as defined in the applicable employment agreement).

Mr. Orr

        Termination without Cause or for Good Reason.    If we terminate Mr. Orr's employment without cause or Mr. Orr voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, payable in lump sum, and (ii) if he timely elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination for the 12 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

        Termination without Cause or for Good Reason in Connection with a Change in Control.    If there is a change in control and (a) within one year following the change in control Mr. Orr's employment is terminated without cause or Mr. Orr voluntarily terminates his employment for good reason or (b) within three months preceding the change in control we terminate Mr. Orr's employment without cause and such termination occurred in anticipation of such change in control, he will be entitled to: (i) 24 months of base salary, payable in lump sum, and (ii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 18 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

        Death or Disability.    If Mr. Orr's employment is terminated due to death or disability, he will not be entitled to any payments or benefits. Any unvested stock options will vest in full and remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

Mr. Johnson

        Termination without Cause or for Good Reason.    If we terminate Mr. Johnson's employment without cause or Mr. Johnson voluntarily terminates his employment for good reason, he will be entitled to: (i) 20 months of base salary, payable in lump sum (ii) a prorated annual bonus for the year of termination determined by multiplying the annual bonus that he otherwise would have earned by a fraction, the numerator of which is the number of days that elapsed between January 1 of the year of termination and his termination date, and the denominator of which is 365, (a "Pro Rata Annual Bonus"), to be paid at the same time as such bonuses are paid to our other executives, and (iii) if he timely elects continuation coverage under COBRA, payment by us of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 12 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

        Termination without Cause or for Good Reason in Connection with a Change in Control.    If there is a change in control and (a) within one year following the change in control Mr. Johnson's employment is terminated without cause or Mr. Johnson voluntarily terminates his employment for good reason or (b) within the three months preceding the change in control we terminate Mr. Johnson's employment without cause and such termination occurred in anticipation of such change in control, he will be entitled to: (i) 24 months of base salary, payable in lump sum, (ii) a Pro Rata Annual Bonus, to be paid at the same time as such bonuses are paid to our other executives, and (iii) if he timely elects continuation coverage under COBRA, payment by us on behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 18 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

        Death or Disability.    If Mr. Johnson's employment is terminated due to death or disability, he will be entitled to his Pro Rata Annual Bonus, to be paid at the same time as such bonuses are paid to our other executives. Any unvested stock options will vest in full and remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

Mr. Kinyon

        Termination without Cause or for Good Reason.    If we terminate Mr. Kinyon's employment without cause or Mr. Kinyon voluntarily terminates his employment for good reason, he will be entitled to: (i) 12 months of base salary, payable in lump sum, (ii) a Pro Rata Annual Bonus, to be paid at the same time as such bonuses are paid to our other executives, and (iii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 12 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

        Termination without Cause or for Good Reason in Connection with a Change in Control.    If there is a change in control and (a) within one year following the change in control Mr. Kinyon's employment is terminated without cause or Mr. Kinyon voluntarily terminates his employment for good reason, or (b) within three months preceding the change in control we terminate Mr. Kinyon's employment without cause and such termination occurred in anticipation of such change in control, he will be entitled to: (i) 24 months of base salary, payable in lump sum, and (ii) if he timely elects continuation coverage under COBRA, payment by us on his behalf of the portion of the monthly premiums for his group health insurance (including coverage of his dependents) that we paid immediately prior to his termination, for the 18 months following his termination. Any unvested stock options will cease vesting and be forfeited, and any vested stock options will remain exercisable until the earlier of (i) the date 180 days following termination and (ii) the expiration of the original option term.

        Death or Disability.    If Mr. Kinyon's employment is terminated due to death or disability, he will be entitled to his Pro Rata Annual Bonus, to be paid at the same time as such bonuses are paid to our other executives. Any unvested stock options will vest in full and remain exercisable until the earlier of (i) the date one year following termination and (ii) the expiration of the original option term.

Sunshine Silver Mining & Refining Corporation Long Term Incentive Plan

        We have adopted the Sunshine Silver Mining & Refining Corporation Long Term Incentive Plan ("LTIP"), which allows us to grant an array of equity-based awards to our NEOs, other employees, consultants and non-employee directors. The purpose of the LTIP is to recognize the contributions made by our employees, consultants and directors, and to provide these individuals with an additional incentive to use maximum efforts for the future success of the Company. All stock options granted to Messrs. Orr, Johnson and Kinyon, as disclosed above, were granted under the LTIP.

        Plan Term.    The LTIP expires in December 2021, unless prior to that date either the maximum number of shares available for issuance under the LTIP has been issued or our Board of Directors terminates the LTIP.

        Authorized Shares.    Subject to adjustment as described below, 12,000,000 shares of our common stock are available for awards to be granted under the LTIP. The number of shares that may be issued pursuant to stock awards (i.e., awards in the form of shares of our common stock, including restricted stock, restricted stock units and DSUs) may not exceed 12,000,000, and the number of shares that may be issued pursuant to incentive stock options may not exceed 12,000,000. If a stock option or stock appreciation right expires or otherwise terminates without having been exercised in full, or if any shares subject to a stock award are forfeited, the shares for which such stock option or stock appreciation right was not exercised or the shares so forfeited will again be available for issuance under the LTIP.

        Administration.    Our Board of Directors administers the LTIP and may also designate a committee composed of two or more non-employee directors to administer the LTIP. Any such committee so designated by our Board of Directors to administer the LTIP will comply with the legal requirements (if any) relating to the administration of the types of awards granted under the LTIP imposed by applicable corporate and securities laws, the Code and any stock exchange or national market system on which our common stock is then listed or traded. Our Board of Directors (or the designated committee) has authority to select individuals to whom awards are granted, determine the types of awards and terms and conditions of awards (including applicable vesting periods), and construe and interpret the LTIP and awards under it.

        Types of Awards.    The LTIP provides for grants of stock options, stock appreciation rights, stock awards, cash awards and performance awards.

  •
  Stock Options.  A stock option is a contractual right to purchase shares at a future date at a specified exercise price. Generally, the per share exercise price of a stock option will be determined by our Board of Directors (or the designated committee) but may not be less than the closing price of a share of our common stock on the grant date. No stock option will be exercisable more than ten years from the grant date. Stock options that are intended to qualify as "incentive stock options" must meet the requirements of Section 422 of the Code.

  •
  Stock Appreciation Rights.  A stock appreciation right is a contractual right to receive, in cash or shares, an amount equal to the appreciation of a specified number of shares of our common stock from the grant date. Any stock appreciation right will be granted subject to the same terms and conditions as apply to stock options, as described above.

  •
  Stock Awards.  A stock award is an award in the form of shares of our common stock, including restricted stock and share-settled restricted stock units (including deferred stock units). Our Board of Directors (or the designated committee) will determine the terms, conditions and limitations applicable to any stock award, including vesting or other restrictions.

  •
  Cash Awards.  A cash award is an award denominated in cash.

  •
  Performance Awards.  A performance award is an award that is subject to the attainment of one or more performance goals, which will be set by our Board of Directors (or the designated committee). Our Board of Directors (or the designated committee) will also determine the terms, conditions and limitations applicable to any performance award.

        Eligibility.    Our employees, consultants and non-employee directors are eligible to receive awards under the LTIP, except that incentive stock options may only be granted to our employees.

        Adjustments.    In the event of any subdivision or consolidation of outstanding shares of our common stock, declaration of a dividend payable in shares of our common stock or other stock split, our Board of Directors (or the designated committee) will proportionately adjust the number of shares issuable under the LTIP and the terms of any outstanding awards (including the number of shares covered by outstanding awards, the exercise price and the appropriate fair market value determination). In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting our common stock or any distribution to holders of our common stock of securities or property (other than normal cash dividends or dividends payable in our common stock), our Board of Directors (or the designated committee) will proportionately adjust the number of shares issuable under the LTIP and the terms of any outstanding awards, but only to the extent necessary to maintain the proportionate interest of the award holders and preserve, without exceeding, the value of such awards. In addition, in the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, our Board of Directors (or the designated committee) may make such adjustments to awards or other provisions for the disposition of awards as it deems equitable, and will be authorized to provide for the substitution or assumption of awards, the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, awards, the cash-out of awards (with cancellation of any awards that are "out of the money"), or the cancellation of options and SARs with notice and opportunity to the holders thereof to exercise prior to such cancellation.

        Termination of Service and Change in Control.    Upon a participant's termination of service, any unexercised, unvested or unpaid awards will be treated as set forth in the applicable award agreement. In the event of a change in control (i) with respect to stock options and stock appreciation rights, if the stock options or stock appreciation rights are not continued, assumed or substituted by the Company (or surviving corporation or ultimate parent corporation in a change in control), unless otherwise provided in an applicable award agreement, our Board of Directors (or the designated committee) may provide for full or partial vesting or cash-out of any such stock options or stock appreciation rights and (ii) with respect to stock awards, our Board of Directors (or the designated committee) may provide in the applicable award agreement (or by unilateral amendment to the award agreement) the terms and conditions that relate to the lapse of any restrictions on shares subject to any stock awards in the event of a change in control.

        Amendment and Termination.    Our Board of Directors (or the designated committee) has the right to amend any participant's award agreement, subject to the participant's consent if such amendment is not favorable to the participant. Our Board of Directors may amend, suspend or terminate the LTIP, but no such amendment or termination may be made which would adversely affect any outstanding awards without the written consent of the affected participants. In addition, to the extent necessary to comply with Section 422 of the Code, Section 16b-3 of the Exchange Act, Section 613(i) of the Toronto Stock Exchange Company Manual or any other applicable law or regulation, including the requirements of any stock exchange or national market system on which our common stock is then listed, the Company will obtain shareholder approval of any plan amendment or termination.

Sunshine Silver Mining & Refining Corporation Annual Incentive Plan

        We have adopted the Sunshine Silver Mining & Refining Corporation Annual Incentive Plan ("AIP"), under which our NEOs and other employees are eligible to receive annual cash bonuses. The purpose of the plan is to incentivize our executives and other employees to attain annual performance objectives, thereby furthering our best interests and those of our shareholders.

        Eligibility.    Each of our employees is eligible to receive an annual cash bonus under the AIP for each fiscal year. Each employee who is employed for less than a full fiscal year will be eligible for a pro rata bonus for such partial year. In addition to the Executive Officer Bonuses as described more fully below, for each fiscal year, the Compensation and Nominating Committee may approve a bonus pool from which bonuses to employees other than our executive officers may be paid, with such bonuses to be determined based on recommendations from the chief executive officer.

        Executive Officer Bonuses.    The Compensation and Nominating Committee may provide cash bonuses to our executive officers based on objective criteria established by the Compensation and Nominating Committee. For each fiscal year, the Compensation and Nominating Committee will:

  •
  identify each executive officer who is eligible for an annual cash bonus under the AIP;

  •
  establish objective criteria for determining the bonus payable to each executive officer based on his or her base salary, a specified target bonus percentage, specified key performance indicators, individual performance goals and/or any other objective criteria that the Compensation and Nominating Committee deems appropriate, including, without limitation, performance goals based on the performance measures enumerated in our LTIP and summarized above (see "—Sunshine Silver Mining & Refining Corporation Long Term Incentive Plan"); and

  •
  approve the actual amount of the bonus payable to each executive officer based on the attainment of the applicable objective criteria, which amount the Compensation and Nominating Committee may increase or decrease based on such subjective criteria as the Compensation and Nominating Committee deems appropriate, including without limitation, such executive officer's individual performance.

        Maximum Annual Bonus.    The plan specifies that the maximum amount of annual cash bonus that can be paid under the plan to any eligible employee for a single fiscal year will not exceed $10 million.

        Amendment and Termination.    The Compensation and Nominating Committee may amend or terminate the plan at any time.

        Settlement of Bonus Awards.    The Compensation and Nominating Committee may, in its discretion, settle bonuses paid under the AIP in the form of equity under the LTIP.

        Clawback.    Any bonus paid under the AIP is subject to repayment in accordance with any of our policies relating to the recoupment of incentive compensation, as may be in effect from time to time or as required by federal law or regulation.

Executive Officer Bonuses for the Fiscal Year Ended December 31, 2018

        With respect to the fiscal year ended December 31, 2018, each of our NEOs was eligible for an annual cash bonus under the AIP. The Compensation and Nominating Committee approved seven performance milestones related to safety, cost management, project completion and governmental and community relations, which would be used to determine bonus payouts to the NEOs. The level of achievement of the performance milestones, as well as an individual performance adjustment factor, were used by the Compensation and Nominating Committee to determine the actual bonus payouts as a percentage of the target bonus.

Sunshine Silver Mining & Refining Corporation Non-Qualified Deferred Compensation Plan for Senior Executives and Outside Directors

        Effective January 1, 2019, we have adopted the Sunshine Silver Mining & Refining Corporation Deferred Compensation Plan for Senior Executives and Outside Directors (the "Deferred Compensation Plan"), under which (i) our senior executives are eligible to elect to defer receipt of any portion of cash compensation or equity compensation awards other than from the exercise of stock options and (ii) our non-employee directors are eligible to elect to defer receipt of any portion of annual retainers or meeting awards.

        Participants in the Deferred Compensation Plan are entitled to receive distribution of his or her deferred compensation account in either (i) a single lump sum distribution of cash or shares of our stock or (ii) annual installments of cash or shares of our stock over a period of not more than five (5) years after the date payment commences. All distributions under the Deferred Compensation Plan shall be made or shall commence, as the case may be, on the earlier of (i) the date designated in a participant's deferral election form and (ii) the date that is six months and one day after the occurrence of (x) the participant's termination of active service as a senior executive or non-employee director as applicable or (y) the date of the participant's death; provided, however, that if a participant is a "specified employee" within the meaning of Internal Revenue Code Section 409A ("409A"), payment of any benefits under the Deferred Compensation Plan shall not commence until six months following a participant's "separation from service" as such term is defined under 409A.

Director Compensation

        Pursuant to our director compensation policy, each director will receive an annual retainer of $35,000 for service on the Board of Directors. Directors will also receive $1,500 for each Board of Directors and committee meeting attended (whether in person or by telephone), provided that directors who must travel inter-continentally to attend a Board of Directors or committee meeting in person will receive an additional $2,500. Directors who chair the Audit Committee and Compensation and Nominating Committee will each receive an additional annual retainer of $14,000 and directors who chair any other standing committee of the Board of Directors will each receive an additional annual retainer of $7,000.

        All such compensation is currently paid in the form of immediately vested deferred share units (DiSUs) that settle upon the director's cessation of continuous service. Directors also receive annual grants of stock options that vest ratably on a monthly basis over 12 months. We did not grant any stock options to our directors in 2018. On May 3, 2019, we granted annual stock option awards valued at $114,520 to our directors in recognition of services performed in fiscal year 2018.

        Following our initial public offering, we may begin to pay a portion of each director's compensation in cash. We may permit directors to defer all or a portion of such compensation under the Deferred Compensation Plan, under which our directors will be able to defer their annual retainers and receive such deferred retainers in cash or in shares of our common stock. Beginning at the annual meeting of shareholders in 2020 and at each annual meeting of shareholders thereafter, each director will be granted an option under the LTIP to purchase a number of shares of our common stock with a Black-Scholes value of $100,000. The exercise price per share of such option will be the fair market value of our common stock on the date of grant.

        The director compensation policies described above do not apply to our employee directors, including Stephen Orr (whose compensation is set forth above in this "Executive and Director Compensation").

        The table below provides information on the director compensation earned in 2018:

2018 Director Compensation

Name(1)	Stock Awards ($)(2)(3)	Option Awards ($)(4)(5)	Total ($)
John Ellis(6)	33,667	—	33,667
David Peat	45,500	114,520	160,020
Wayne Kirk	44,000	114,520	158,520
William Natbony(7)	42,500	114,520	157,020
Eric Vincent(8)	44,000	114,520	158,520
Jeb Burns(9)	33,750	114,520	148,270
Karl Hanneman	5,833	114,520	120,353

(1)
Compensation for Stephen Orr, our Executive Chairman and Chief Executive Officer, is not reflected herein as such compensation is fully reflected in "—2018 Summary Compensation Table" above.

(2)
Represents the grant date fair value of DiSUs granted to our non-employee directors in 2018, determined in accordance with FASB ASC Topic 718. DiSUs were granted fully vested, and settle in shares of our common stock upon the director's cessation of continuous service from the Board.

(3)
As of December 31, 2018, non-employee directors who were directors during that year held outstanding DiSUs with respect to the following number of shares: Mr. Ellis, 49,346; Mr. Peat, 57,869; Mr. Kirk, 57,440; Mr. Natbony, 50,535; Mr. Vincent, 25,469; Mr. Hanneman, 0; and Mr. Burns, 5,625. While all DiSUs are fully vested on grant, such DiSUs may not be settled until there is a cessation of the director's continuous service.

(4)
Represents the grant date fair value of stock options granted to our directors in 2018, determined in accordance with FASB ASC Topic 718.

(5)
As of December 31, 2018, non-employee directors held outstanding option awards with respect to the following number of shares: Mr. Ellis, 141,177; Mr. Peat, 141,177; Mr. Kirk, 141,177; Mr. Natbony, 141,177; Mr. Vincent, 92,569; Mr. Hanneman, 0; and Mr. Burns, 0.

(6)
Mr. Ellis resigned from the Board of Directors effective October 31, 2018.

(7)
Mr. Natbony resigned from the Board of Directors effective December 31, 2018.

(8)
Mr. Vincent resigned from the Board of Directors effective March 31, 2019.

(9)
The compensation was received by MERS for the service of its director designee, Jeb Burns.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of the transactions we have engaged in since January 1, 2016 with our directors and officers and beneficial owners of more than five percent of our voting securities and their affiliates (in addition to the employment agreements, equity awards and other compensation-related arrangements described in "Executive and Director Compensation").

Formation and Merger

        On February 22, 2011, Los Gatos Ltd. entered into an Agreement and Plan of Merger and Amalgamation (the "Merger Plan") with SSMRC. Both entities were indirectly majority-owned by trusts primarily for the benefit of members of the immediate family of Dr. Kaplan. Pursuant to the Merger Plan, Los Gatos Ltd. merged and was amalgamated with and into SSMRC and the separate corporate existence of Los Gatos Ltd. ceased. Each outstanding preferred share and each issued and outstanding ordinary share of Los Gatos Ltd. was converted into approximately 0.15517 shares of our common stock. In addition, as a result of the Merger Plan, existing outstanding options to purchase one share of Los Gatos Ltd. ordinary shares were converted into an option to purchase approximately 0.15517 shares of our common stock at an exercise price of $2.32 per share.

Services Agreements

        Effective January 1, 2015, in connection with the LGJV, we entered into a services agreement with MPR and Servicios San Jose de Plata S. de R.L. de C.V. and Operaciones San José de Plata, two of our affiliates. Pursuant to the agreement, Operaciones San José de Plata agreed to provide to the LGJV certain consulting and administrative services, including services necessary to explore, develop, construct and operate the LGJV and for business development activities. The agreement included indemnification provisions by MPR, Servicios San Jose de Plata S. de R.L. de C.V. in favor of Operaciones San José de Plata and its indemnitiees against all losses, damages, costs, expenses and charges incurred by Operaciones San José de Plata arising as a result of any act or omission with respect to the provision of services pursuant to the agreement, except for willful misconduct or gross negligence. The LGJV paid $3.5 million and $1.4 million for the years ended December 31, 2018 and 2017, respectively, under this agreement. We had receivables in the amount of $0.9 million, $0.5 million and $0.2 million as of December 31, 2018, 2017 and 2016, respectively, under this agreement.

Shareholders Agreement

        Prior to the consummation of this offering, we will enter into a shareholders agreement with Electrum and MERS pursuant to which Electrum and MERS will have the right to nominate members of our Board of Directors. Upon the consummation of this offering, Electrum will have the right to nominate: (a) a majority of members of our Board of Directors so long as Electrum beneficially owns in the aggregate at least 35% of the then outstanding shares of our common stock and (b) one member of our Board of Directors so long as Electrum beneficially owns in the aggregate (x) less than 35% of the then outstanding shares of our common stock and (y) at least 5% of the then outstanding shares of our common stock. MERS will have the right to nominate one member of our Board of Directors for as long as it owns at least 5% of the then outstanding shares of our common stock. The nominees of Electrum and MERS will need to be approved by the Board of Directors and elected at the annual meeting of shareholders.

        The shareholders agreement will also provide that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, certain actions by us will require the approval of Electrum in addition to any other vote by our Board or shareholders. The actions requiring Electrum approval include:

  •
  change of control transactions,

  •
  the acquisition or sale of any asset or any joint venture investment in excess of $100 million,

  •
  the incurrence of indebtedness in excess of $100 million,

  •
  making any loan, advance or capital contribution in excess of $100 million,

  •
  equity issuances in excess of $100 million,

  •
  hiring or removing the executive chairman, chief executive officer, chief financial officer or chief operating officer,

  •
  liquidation, reorganization or bankruptcy proceedings involving us or our material subsidiaries, and

  •
  approval of the capital expenditure budget for any fiscal year.

        In addition, we will agree to indemnify Electrum and MERS from any losses arising directly or indirectly out of Electrum's and MERS's actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of Electrum's and MERS's director nominees, including any act or omission in connection with this offering. If, for any reason our agreement to indemnify Electrum and MERS is unavailable or unenforceable, we will agree to make the maximum contribution to the payment and satisfaction of the indemnified liabilities permissible under applicable law.

Registration Rights Agreement

        Prior to the consummation of this offering, we will enter into a registration rights agreement with Electrum, MERS and substantially all our other existing shareholders. Pursuant to the registration rights agreement, Electrum and MERS may require us to file a registration statement under the U.S. Securities Act, with respect to their shares following the expiration of the lock-up period described under "Shares Eligible for Future Shareholders—Lock-Up Agreements." We will not be obligated to effect more than three demand registrations within a 12- month period. All shareholders under the registration rights agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another shareholder or shareholders after the consummation of this offering and will continue to hold this right until they transfer their shares.

Indemnity Agreements

        In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Sales of Shares of Common Stock

        In August, September and November 2017, we entered into subscription agreements with certain investors with respect to the issuance and sale of shares of our common stock. The following table sets forth the number of shares of our common stock issued and sold to our directors, executive officers or holders of more than 5% of our capital stock at the time of or as a result of such issuance, and any affiliate or immediate family member thereof, pursuant to such subscription agreements:

Name	Number of Shares of Common Stock Purchased	Aggregate Purchase Price
		(in thousands)
Electrum Silver US LLC	5,777,777	$26,000
Municipal Employees' Retirement System of Michigan	2,777,778	$12,500

        Additionally, in May 2019, we entered into subscription agreements with certain investors with respect to the issuance and sale of shares of our common stock. The following table sets forth the number of shares of our common stock issued and sold to our directors, executive officers or holders of more than 5% of our capital stock at the time of or as a result of such issuance, and any affiliate or immediate family member thereof, pursuant to such subscription agreements:

Name	Number of Shares of Common Stock Purchased	Aggregate Purchase Price
		(in thousands)
Electrum Silver US LLC	4,166,667	$25,000
Municipal Employees' Retirement System of Michigan	2,500,000	$15,000
Stephen Orr(1)	45,000	$270

(1)
Purchased by an affiliate of Stephen Orr, our Executive Chairman and Chief Executive Officer.

Statement of Policy on Related Party Transactions

        Prior to the closing of this offering, we will adopt a related party transaction policy designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest that may exist from time to time. This policy will provide, among other things, that all related party transactions will be ratified and approved by disinterested members of our Board of Directors after receiving a recommendation from the Audit Committee that the transaction is fair, reasonable and within our policy. In making its recommendation, the Audit Committee will consider each related party transaction in light of all relevant factors, including without limitation the benefits of the transaction to us, the terms of the transaction and whether they are arm's length and in the ordinary course of our business, the direct or indirect nature of the related party's interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and stock exchange standards.

 PRINCIPAL SHAREHOLDERS

        The following table sets forth information regarding beneficial ownership of our common stock as of                    , 2020, by:

  •
  each person whom we know to own beneficially more than 5% of our common stock;

  •
  each of our directors and named executive officers individually; and

  •
  all of our directors and executive officers as a group.

        In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to stock options that are exercisable within 60 days of                    , 2020. Shares issuable pursuant to stock options are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not outstanding for purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on            shares of common stock outstanding as of                     , 2020, and            shares of common stock outstanding after the completion of this offering, assuming no exercise of the underwriters' over-allotment option. Unless otherwise indicated, the address for each listed shareholder is: c/o Sunshine Silver Mining & Refining Corporation, 1660 Lincoln Street, Suite 2750, Denver, CO, 80264. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
Executive Officers and Directors:
Stephen Orr
Philip Pyle
John Kinyon
Roger Johnson
Luis Felipe Huerta
Adam Dubas
Wayne Kirk
David Peat
Jeb Burns
Karl Hanneman
Igor Levental
Ali Erfan
Janice Stairs
All executive officers and directors as a group (13 persons)
Greater than 5% Shareholders:
Electrum:
Electrum Silver US LLC
Tigris Financial Group Ltd.
Grat Holdings, LLC
Manul Capital Management LLC

Total

Municipal Employees' Retirement System of Michigan

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

        Following this offering, our authorized capital stock will consist of shares of common stock, par value $0.001 per share, and             shares of preferred stock, par value $0.01 per share.

Common Stock

        Common stock outstanding.    As of September 30, 2019, there are 80,646,832 shares of common stock outstanding which were held of record by 54 shareholders. There will be            shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

        Voting rights.    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders, except on matters relating solely to terms of preferred stock.

        Dividend rights.    We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See "Dividend Policy."

        Rights upon liquidation.    In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

        Other rights.    The holders of our common stock have no preemptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation, surrender or sinking or purchase fund provisions applicable to the common stock.

Preferred Stock

        Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Certain Amended and Restated Certificate of Incorporation and Bylaw Provisions

Opt-Out of Section 203 of the DGCL

        We have expressly elected not to be governed by the "business combination" provisions of Section 203 of the DGCL, until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which we will be governed by those provisions. Section 203 prohibits a person who acquires more than 15% but less than 85% of all classes of our outstanding voting stock without the approval of our Board of Directors from merging or combining with us for a period of three years, unless the merger or combination is approved by a two-thirds vote of the shares not owned by such person. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some shareholders.

Requirements for Advance Notification of Shareholder Nominations and Proposals

        Our Amended and Restated Bylaws establish advance notice procedures with respect to shareholder proposals and nomination of candidates for election as directors that will apply after Electrum ceases to own more than 50% of our outstanding common stock.

Limits on Written Consents

        Prior to a transaction or series of transactions that results in Electrum ceasing to own more than 50% of our outstanding common stock, the shareholders may amend our Amended and Restated Certificate of Incorporation in any manner as permitted by the DGCL.

        Following Electrum ceasing to own more than 50% of our outstanding common stock, any action required or permitted to be taken by the shareholders must be effected at a duly called annual or special meeting of shareholders and may not be effected by any consent in writing in lieu of a meeting of such shareholders, subject to the rights of the holders of any series of preferred stock.

Limits on Special Meetings

        Special meetings of the shareholders may be called at any time only by the secretary at the direction of our Board of Directors pursuant to a resolution adopted by the Board of Directors or by Electrum until it ceases to own more than 50% of our outstanding common stock.

Corporate Opportunities

        Our Amended and Restated Certificate of Incorporation provides that we renounce any interest in the business opportunities of Electrum and of our directors who are affiliated with Electrum, other than directors employed by us, and that neither our directors affiliated with Electrum, other than directors employed by us, nor Electrum have any obligation to offer us those opportunities. Electrum and any of our directors who are affiliated with them other than directors employed by us may, in the past, present or future, carry out and engage in any and all activities associated with any business, including, without limitation, any mining business.

Amendments to our Governing Documents

        Generally, the amendment of our Amended and Restated Certificate of Incorporation requires approval by our Board of Directors and the vote of holders of more than 50% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors (which amount shall be raised to 66.67% of our outstanding capital stock following the time that Electrum ceases to own more than 50% of our outstanding common stock). Any amendment to our Amended and Restated Bylaws requires the approval of either a majority of our Board of Directors or holders of more than 50% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of

Directors (which amount shall be raised to 66.67% of our outstanding capital stock following the time that Electrum ceases to own more than 50% of our outstanding common stock).

Board of Directors

        Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director's earlier death, removal or resignation. (other than directors that may be elected by holders of our preferred shares, if any).

        Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that at such date that Electrum ceases to own more than 50% of our outstanding common stock, directors may be removed only for cause and only by the affirmative vote of the holders of 66.67% of our outstanding voting stock, voting together as a single class, unless approved by our Board of Directors, in which case such removal for cause shall require the affirmative vote of the holders of more than 50% of our outstanding voting stock, voting together as a single class. Prior to that date, directors may be removed by holders of a majority of our outstanding voting stock, voting together as a single class. Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled by vote of a majority of our directors then in office. Furthermore, our Amended and Restated Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our Board of Directors.

Listing

        The Company intends to apply to list its common stock on the NYSE and TSX under the symbol "SVER."

Transfer Agent and Registrar

        The U.S. transfer agent and registrar for the common stock is EQ by Equiniti, located at 1110 Centre Pointe Curve, Suite 101, Mendota Heights, Minnesota 55120 and the Canadian transfer agent and registrar for the common stock is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1S3.

 U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

        The following are the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock acquired in this offering by a "Non-U.S. Holder" that does not own, and has not at any time owned, actually or constructively (as determined for purposes of the provisions of U.S. federal income tax law applicable to non-U.S. holders of shares of a USRPHC, as defined below), more than 5% of our common stock. Subject to the exceptions set forth below, you are a Non-U.S. Holder if for U.S. federal income tax purposes you are a beneficial owner of our common stock and you are:

  •
  a nonresident alien individual;

  •
  a foreign corporation; or

  •
  a foreign estate or trust.

        You are not a Non-U.S. Holder, however, if you are a nonresident alien individual who is present in the United States for 183 days or more in the taxable year in which you sell any of our common stock or if you are a former citizen or former resident of the United States, or an entity that has expatriated from the United States, for U.S. federal income tax purposes. If you are such a person, you should consult your tax adviser regarding the U.S. federal income tax consequences of the ownership and disposition of our common stock.

        If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and your activities.

        This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances and does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income and estate taxes. You should consult your tax adviser with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Dividends

        As discussed under "Dividend Policy" above, we do not currently expect to make distributions on our common stock. In the event that we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of our common stock, as described below under "—Gain on Disposition of Our Common Stock."

        Dividends paid to you generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding (subject to the discussion below under "—FATCA"), you will be required to provide a properly executed applicable Internal Revenue Service ("IRS") Form W-8 certifying your entitlement to benefits under a treaty.

        If dividends paid to you are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on the dividends in the same manner as a U.S. person. In this case, you will be exempt from the withholding tax discussed in the preceding paragraph, although you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. You should consult your tax adviser with respect to other U.S. tax consequences of the ownership of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Gain on Disposition of Our Common Stock

        Subject to the discussion below under "—Information Reporting and Backup Withholding," you generally will not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), or

  •
  we are or have been a "United States real property holding corporation" (a "USRPHC"), as described below, at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

        Generally, a U.S. corporation is a USRPHC if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. On the basis of our estimates of the current fair market values of our U.S. real property interests and our other relevant assets, we believe we are not currently a USRPHC, because (i) the determination of the value of our mineral assets is uncertain and requires the use of subjective estimates and (ii) the relative fair market values of our assets will likely fluctuate over time (based on, for example, the results of the exploration and development of our properties), there can be no assurance that we are not currently, or will not become, a USRPHC. However, we expect our common stock to be regularly traded on an established securities market. Even if we are or become a USRPHC, gain realized by a Non-U.S. Holder on a sale or other taxable disposition of shares of our common stock, and not otherwise treated as effectively connected income as described below, will not be subject to U.S. federal income tax if our common stock is regularly traded on an established securities market during the calendar year in which the disposition occurs and the Non-U.S. Holder does not own, and has not owned, actually or constructively (as determined for this purpose), more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition and the Non-U.S. Holder's holding period for such common stock. You should consult your tax adviser with respect to the U.S. tax consequences of the disposition of our common stock in the event that our common stock is not regularly traded on an established securities market during the calendar year in which the disposition occurs.

        If you recognize gain on a sale or other disposition of our common stock that is effectively connected with your conduct of a trade or business in the United States (and if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by you in the United States), you will generally be taxed on such gain in the same manner as a U.S. person. You should consult your tax adviser with respect to other U.S. tax consequences of the disposition of our common stock, including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) if you are a corporation.

Information Reporting and Backup Withholding

        Information returns are required to be filed with the IRS in connection with payments of dividends on our common stock. Unless you comply with certification procedures to establish that you are not a U.S. person, information returns may also be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock. You may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock unless you comply with certification procedures to establish that you are not a U.S. person or otherwise establish an exemption. Your provision of a properly executed applicable IRS Form W-8 certifying your non-U.S. status will permit you to avoid backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA

        Provisions of the Code commonly referred to as "FATCA" require withholding of 30% on payments of dividends on our common stock to "foreign financial institutions" (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Proposed regulations provide that the FATCA tax will not apply to gross proceeds from the disposition of shares of U.S. corporations, such as our common stock, as otherwise would have been the case after December 31, 2018, and Treasury has stated that taxpayers may rely on the proposed regulations until final regulations are issued. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally may obtain a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). You should consult your tax adviser regarding the effects of FATCA on your investment in our common stock.

Federal Estate Tax

        Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty exemption, our common stock will be treated as U.S.-situs property subject to U.S. federal estate tax.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES FOR CANADIAN HOLDERS

        The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the Income Tax Regulations or, collectively, the Tax Act, generally applicable to a purchaser who acquires as beneficial owner our common stock pursuant to this offering and who, at all relevant times, for purposes of the Tax Act, (i) is, or is deemed to be, resident in Canada; (ii) deals at arm's length with the Company and the underwriters; (iii) is not affiliated with the Company and the underwriters; (iv) is not in a relationship with us such that we would be considered a "foreign affiliate" of such purchaser; and (v) holds our common stock as capital property (a "Holder"). Generally, our common stock will be capital property to a Holder provided the Holder does not acquire or hold our common stock in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

        This summary is not applicable to (i) a Holder an interest in which is a "tax shelter investment", (ii) a Holder that is a "financial institution" for purposes of certain rules referred to as the mark-to-market rules, (iii) a Holder that is a "specified financial institution", (iv) a Holder that is a partnership or exempt from tax under Part I of the Tax Act, (v) a Holder that reports its "Canadian tax results" in a currency other than Canadian currency, or (vi) a Holder that has entered or will enter into, in respect of our common stock, a "synthetic disposition arrangement" or a "derivative forward agreement", each as defined in the Tax Act. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation that is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of our common stock, controlled by a non-resident person or group of non-resident persons for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

        This summary is based on the current provisions of the Tax Act, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, or the Proposed Amendments, and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

        This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any prospective purchaser or holder of our common stock. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of our common stock should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our common stock must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian / U.S. dollar exchange rate.

Dividends

        A Holder will be required to include in computing its income for a taxation year the amount of any dividends received on our common stock. In the case of a Holder that is an individual, such dividends will not be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. A Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. The full amount of the dividends, including amounts deducted for U.S. withholding tax, if any, in respect of the dividends must be included in income. To the extent U.S. withholding tax is paid in respect of dividends paid on our common stock, the amount of such tax generally will be eligible for foreign tax credit or deduction treatment subject to the detailed rules and limitations under the Tax Act.

        Holders are advised to consult their own tax advisors with respect to the availability of a credit or deduction to them having regard to their particular circumstances.

Dispositions

        Generally, on a disposition or deemed disposition of a share of our common stock, a Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Holder of the share immediately before the disposition or deemed disposition.

        The adjusted cost base to the Holder of a share of our common stock acquired pursuant to this offering will be determined by averaging the cost of such share with the adjusted cost base immediately before the time of acquisition of all other shares of our common stock owned by the Holder as capital property immediately before that time, if any.

        Generally, a Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain, or a taxable capital gain, realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Holder is required to deduct one-half of the amount of any capital loss, or an allowable capital loss, realized in a taxation year from taxable capital gains realized by the Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years. Capital gains realized by a Holder that is an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

        To the extent U.S. tax is paid in respect of capital gains realized on the disposition or deemed disposition of a share of our common stock, the amount of such tax generally will be eligible for foreign tax credit treatment subject to the detailed rules and limitations under the Tax Act. Holders are advised to consult their own tax advisors with respect to the availability of a credit to them having regard to their particular circumstances.

Eligibility for Investment

        On the date of issue, provided that our common stock is listed at that time on a designated stock exchange, (within the meaning of the Tax Act), which currently includes the NYSE and the TSX, shares of our common stock will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESPs"), deferred profit sharing plans ("RDSPs"), registered disability savings plans and tax-free savings accounts ("TFSAs"). Provided the holder of a TFSA or RDSP, the annuitant of an RRSP or RRIF, or the subscriber of an RESP, as the case may be, (i) does not have a "significant interest" (within the meaning of the Tax Act) in us, and (ii) deals at arm's length with us (within the meaning of the Tax Act), such shares will not be a prohibited investment under the Tax Act for such TFSA, RRSP, RRIF, RESP or RDSP. In addition, the shares of our common stock will generally not be a "prohibited investment" if such shares are "excluded property" (within the meaning of the Tax Act). Annuitants under an RRSP or RRIF, holders of a TFSA or RDSP, and subscribers of an RESP should consult their own tax advisors as to whether shares of our common stock will be a "prohibited investment" for such RRSP, RRIF, TFSA, RESP or RDSP in their particular circumstances.

Offshore Investment Fund Property

        The Tax Act contains provisions (the "OIF Rules") which may, in certain circumstances, require a Holder to include an amount in income in each taxation year in respect of the acquisition and holding of our common stock, if (1) the value of such common stock may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, "Investment Assets") and (2) it may reasonably be concluded that one of the main reasons for the Holder acquiring, holding or having shares of our common stock was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

        In making the determination under point (2) in the preceding paragraph, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including the Company, and the form of, and the terms and conditions governing, the Holder's interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any non-resident entity, including the Company, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Holder, and (iii) the extent to which any income, profits and gains of any non-resident entity, including the Company, for any fiscal period are distributed in that or the immediately following fiscal period.

        If applicable, the OIF Rules generally require a Holder to include in the Holder's income for each taxation year in which such Holder owns our common stock the amount, if any, by which (i) the total of all amounts each of which is the product obtained when the Holder's "designated cost" (as defined in the Tax Act) of our common stock at the end of a month in the year is multiplied by 1/12 of the aggregate of the prescribed rate of interest for the period including that month plus two percentage points exceeds (ii) any dividends or other amounts included in computing such Holder's income for the year (other than a capital gain) from our common stock determined without reference to the OIF Rules. Any amount required to be included in computing a Holder's income in respect of our common stock under these provisions will be added to the adjusted cost base and the designated cost of our common stock to the Holder.

        The CRA has taken the position that the term "portfolio investment" should be given a broad interpretation. Notwithstanding this interpretation, we do not believe that the value of shares of our common stock should be regarded as being derived, directly or indirectly, primarily from portfolio investments in Investment Assets, though the CRA may take a different view. However, if the term "portfolio investment" should be given a broad interpretation, and even if the value of shares of our common stock may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in Investment Assets, the OIF Rules will apply to a Resident Holder only if it is reasonable to conclude that one of the main reasons for the Holder acquiring, holding or having our common stock was to derive a benefit from Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Holder.

        These OIF Rules are complex and their application depends, in part, on the reasons for a Holder acquiring or holding our common stock. Holders are urged to consult their own tax advisors regarding the application and consequences of these rules in their own particular circumstances.

Additional Refundable Tax

        A Holder that is, throughout its taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be subject to pay a refundable tax on its "aggregate investment income" (as defined in the Tax Act), including amounts in respect of net taxable capital gains and certain dividends.

Foreign Property Information Reporting

        In general, a Holder that is a "specified Canadian entity" for a taxation year or fiscal period and whose total cost amount of "specified foreign property" (as such terms are defined in the Tax Act) including our common stock at any time in the taxation year or fiscal period exceeds CAD $100,000 will be required to file an information return for the taxation year or fiscal period disclosing certain prescribed information. Subject to certain exceptions, a taxpayer resident in Canada will generally be a specified Canadian entity. Our common stock will come within the definition of "specified foreign property" for the purposes of the Tax Act. Penalties will apply where a Holder fails to file the required information return in respect of such Holder's "specified foreign property" on a timely basis in accordance with the Tax Act.

        The reporting rules in the Tax Act are complex and this summary does not purport to explain all circumstances in which reporting may be required.

        Holders should consult their own tax advisors regarding whether they must comply with these reporting requirements.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time.

        Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

        Upon the completion of this offering, we will have            shares of common stock outstanding assuming no exercise of the underwriters' over-allotment option and no exercise of any options outstanding as of September 30, 2019. All of the shares sold in this offering will be freely transferable without restriction or registration under the U.S. Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the U.S. Securities Act. See "Underwriting and Plan of Distribution." The remaining shares of common stock outstanding are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for the exemption from registration under Rules 144 or 701 under the U.S. Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

        In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option; or

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or certain other restrictions contained in Rule 701.

        The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the terms of any lock-up agreement described below, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options

        As of September 30, 2019, options to purchase a total of 7,399,499 shares of our common stock were outstanding.            of the shares subject to options are subject to lock-up agreements. After this offering, an additional            shares of our common stock will be available for future option grants under our Long Term Incentive Plan.

        Upon the completion of this offering, we intend to file a registration statement under the U.S. Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our Long Term Incentive Plan. Shares registered under this registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the terms of any lock-up agreement described below.

Lock-up Agreements

        We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of            , offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus, which period is subject to extension. At any time,            may, in its sole discretion, release some or all the securities from these lock-up agreements. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period.

Registration Rights

        Prior to the consummation of this offering, we will enter into a registration rights agreement with certain of our shareholders pursuant to which we will grant certain of our shareholders and their affiliates certain registration rights with respect to our shares of common stock owned by them following the expiration of the lock-up period described above under "—Lock-up Agreements." See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

UNDERWRITING AND PLAN OF DISTRIBUTION

        We are offering the shares of our common stock described in this prospectus through the underwriters named below. BMO Capital Markets Corp., Goldman Sachs & Co. LLC and RBC Capital Markets, LLC are acting as joint book-running managers of this offering and as the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares
BMO Capital Markets Corp.
Goldman Sachs & Co. LLC
RBC Capital Markets, LLC

Total

        The offering is being made concurrently in the United States and in each of the provinces in Canada. Our common stock will be offered in the United States through those underwriters who are registered to offer the common stock for the sale in the United States and such other registered dealers as may be designated by the underwriters. Our common stock will be offered in each of the provinces of Canada, other than Quebec through BMO Nesbitt Burns Inc., Goldman Sachs Canada Inc., RBC Dominion Securities Inc. and such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters, or such other registered dealers or other entities outside the United States and Canada that are affiliates of the underwriters as may be designated by the underwriters, may offer the common stock outside of the United States and Canada.

        The underwriting agreement provides for a firm commitment underwriting, and the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters' over-allotment option described below. In Canada, the shares are to be taken up by the underwriters, if at all, on or before a date not later than 42 days after the date of this prospectus.

        Our common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of our common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        The obligation of the underwriters under the underwriting agreement may also be terminated at their discretion upon the occurrence of certain stated events, including, without limitation: a material adverse change in our business that makes it impractical or inadvisable to proceed with the offering; a suspension or material limitation of trading generally on certain securities markets; a suspension or material limitation in trading in shares of our common stock on the NYSE or the TSX; a general moratorium on commercial banking activities or a material disruption in commercial banking or securities settlement services; and an outbreak or escalation of hostilities or acts of terrorism or any other calamity or crisis or any change in financial, political or economic conditions, in each case that makes it impractical or inadvisable to proceed with the offering.

        We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

        In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

        We have granted the underwriters an option to buy up to an aggregate of            additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

        Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. If all the shares are not sold after the underwriters have made a reasonable effort to sell the shares at the initial public offering price, the representatives may change the offering price and the other selling terms, provided that the price for the shares shall not exceed the public offering price and further provided that the compensation that is realized by the underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the shares is less than the gross proceeds paid by the underwriters to us. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein. The representatives of the underwriters have informed us that they do not expect to sell more than an aggregate of five percent of the total number of shares of common stock offered by them to accounts over which such representatives exercise discretionary authority.

        The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to            additional shares to cover over-allotments.

	No exercise	Full exercise
Per share	$	$

Total	$	$

        We estimate that the total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $             million.

No Sales of Similar Securities

        We, our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of            , offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time,            may, in its sole discretion, release some or all the securities from these lock-up agreements.

        The lock-up agreement does not apply to the following transactions by us: (1) issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) or warrants, if any, disclosed as outstanding elsewhere in this prospectus; (2) the issuance of employee stock options (or other equity incentive awards) and subsequent issuances of common stock upon the exercise of options (or granting or vesting of other equity incentive awards) pursuant to equity incentive plans described elsewhere in this prospectus; (3) the filing of a registration statement on Form S-8 relating to the offering of securities in accordance with the terms of equity incentive plans described elsewhere in this prospectus; and (4) the issuance of common stock in connection with one or more acquisitions by the Company of, or joint ventures between the Company and, another company, or pursuant to equipment leasing arrangements, debt financings or settlement agreements by the Company, provided that the aggregate number of shares of common stock that may be issued pursuant to clause (4) shall not exceed 10% of the total number of shares of common stock outstanding after the completion of this offering and each recipient of shares of common stock issued pursuant to clause (4) agrees to be bound by the terms of a lock-up agreement.

        The lock-up agreement does not apply to the following transactions by our executive officers, directors and holders of our common stock: (1) bona fide gifts; (2) dispositions to any trust for the direct or indirect benefit of the transferor or the transferor's immediate family; (3) transfers to a wholly-owned subsidiary of the transferor or to direct or indirect shareholders, members, partners or other affiliates of the transferor, provided that the transfer does not involve a disposition for value; (4) transfers by operation of law, such as the rules of intestate succession; (5) dispositions of common stock acquired in open-market transactions after the completion of this offering; (6) transfers to any corporation, partnership or other business entity with whom the transferor shares in common an investment manager or adviser; and (7) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not permit the transfer or other disposition of common stock during the lock-up period. In the case of clauses (1), (2), (3), (4) and above, the transferee must also agree to be bound by the terms of a lock-up agreement.

Indemnification

        We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the U.S. Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Exchanges

        We intend to apply to list our common stock on the NYSE and the TSX under the symbol "SVER." The listing will be subject to us fulfilling all of the listing requirements of the NYSE and the TSX.

Price Stabilization, Short Positions

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  purchases to cover positions created by short sales;

  •
  imposition of penalty bids; and

  •
  syndicate covering transactions.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. Any naked short position would form part of the underwriters' over-allocation position.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, the TSX, other stock exchanges, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares.

Determination of Offering Price

        Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

  •
  the information set forth in this prospectus and otherwise available to the representatives;

  •
  our history and prospects and the history and prospects for the industry in which we compete;

  •
  our past and present financial performance and an assessment of our management;

  •
  our prospects for future earnings and the present state of our development;

  •
  the general condition of the securities market at the time of this offering;

  •
  the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

  •
  other factors deemed relevant by the underwriters and us.

        The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Affiliations

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

        The underwriters and their affiliates may from time to time in the future engage with us and perform services for us in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Notice to Investors

Notice to prospective investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Regulation (each, a "Relevant Member State"), an offer to the public of any common shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any common shares may be made at any time under the following exemptions under the Prospectus Regulation:

  (a)
  to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

  (c)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of common shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer to the public" in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

Notice to prospective investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the common shares may only be made to persons, or to the Exempt Investors, who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.

        The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

        This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to prospective investors in Hong Kong

        Our common stock may not be offered or sold in Hong Kong by means of this prospectus or any document other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to prospective investors in Japan

        No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "FIEL") has been made or will be made with respect to the solicitation of the application for the acquisition of the common shares.

        Accordingly, the common shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

  For Qualified Institutional Investors ("QII")

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a "QII only private placement" or a "QII only secondary distribution" (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred to QIIs.

  For Non-QII Investors

        Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the common shares constitutes either a "small number private placement" or a "small number private secondary distribution" (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the common shares. The common shares may only be transferred en bloc without subdivision to a single investor.

Notice to prospective investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)), the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

  (a)
  to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

  (b)
  where no consideration is or will be given for the transfer;

  (c)
  where the transfer is by operation of law;

  (d)
  as specified in Section 276(7) of the SFA; or

  (e)
  as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

        Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the common shares are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Switzerland

        This document is not intended to constitute an offer or solicitation to purchase or invest in the common shares described herein. The common shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither this document nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

 LEGAL PROCEEDINGS

        We are, from time to time, involved in legal proceedings of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of our most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition, cash flows or results of operations. See Note 10, "Commitments and Contingencies" in our consolidated financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to legal matters.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain matters with respect to Canadian law will be passed upon for us by Fasken Martineau DuMoulin LLP and for the underwriters by Stikeman Elliott LLP.

EXPERTS

        The consolidated financial statements of Sunshine Silver Mining & Refining Corporation as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The combined financial statements of the Los Gatos Joint Venture as of December 31, 2018 and 2017 and for each of the years in the three-year period ended December 31, 2018, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The technical information appearing in this prospectus concerning the Sunshine Mine and the Cerro Los Gatos Mine, including estimates of mineral resources for the Sunshine Mine and the Cerro Los Gatos Mine and estimates of mineral reserves for the Cerro Los Gatos Mine, was derived from the technical reports and mineral resources statement of Tetra Tech, Inc., independent mining consultants. As of the date hereof, Tetra Tech, Inc. beneficially owns none of our outstanding common stock.

        Information relating to our Initial Assessment (Preliminary Economic Assessment NI 43-101) of the Sunshine Mine appearing in this prospectus was derived from the above referenced report pertaining to the Sunshine Mine prepared by Tetra Tech, Inc.

        Information relating to our Los Gatos Technical Report appearing in this prospectus was derived from the above referenced report pertaining to the Cerro Los Gatos Mine prepared by Tetra Tech, Inc.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the U.S. Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith.

        Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

        As a result of the offering, we will be required to file periodic reports and other information with the SEC.

        The SEC maintains an Internet site that contains reports, proxy and information statements we have filed electronically with the SEC. The address of that site is www.sec.gov.

 GLOSSARY OF TECHNICAL TERMS

        Certain terms and abbreviations used in this prospectus are defined below:

        "Ag" means the chemical symbol for the element silver.

        "AISC" means all-in sustaining cost.

        "Au" means the chemical symbol for the element gold.

        "By-Product" is a secondary metal or mineral product recovered in the milling process.

        "Concentrate" is the product of physical concentration process, such as flotation or gravity concentration, which involves separating ore minerals from unwanted waste rock. Concentrates require subsequent processing (such as smelting or leaching) to break down or dissolve the ore minerals and obtain the desired elements, usually metals.

        "CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

        "CIM Definitions" means the CIM Standards on Mineral Resources and Reserves Definition and Guidelines adopted by CIM Council on December 11, 2005, as amended from time to time.

        "Cu" means the chemical symbol for the element copper.

        "Development" is work carried out for the purpose of accessing a mineral deposit. In an underground mine, this work includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of over burden.

        "Dewatering" is the removal of water from a mine shaft or other pre-existing underground workings by pumping or drainage as a safety measure or as a preliminary step to resumption of development or operations in the area.

        "Dilution" is an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

  "Drilling"

        Core:    with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays used in mineral exploration.

        In-fill:    is any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

        "Esther and Amapola Deposit Initial Assessment" means the Esther and Amapola deposit mineral resource estimates included in the Los Gatos Technical Report, with an effective date of December 21, 2012.

        "Exploration" is prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

        "Feasibility Study" is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

        "Grade" means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (Oz/t), the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from the deposit.

        "g/t" means grams per tonne.

        "Hectare" is a metric unit of area equal to 10,000 square meters (2.471 acres).

        "Indicated Mineral Resources" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

        "Inferred Mineral Resources" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

        "Los Gatos Feasibility Study" means the feasibility study of the Cerro Los Gatos Mine included in the Los Gatos Technical Report, with an effective date of January 2017.

        "Los Gatos Technical Report" means "NI 43-101 Technical Report: Resource Update for the Los Gatos Project, Chihuahua, Mexico," prepared by Tetra Tech Inc., dated November 27, 2019, which was prepared in accordance with the requirements of the SEC Mining Modernization Rules and NI 43-101.

        "Initial Assessment" means a preliminary technical and economic study of the economic potential of all or parts of mineralization to support the disclosure of mineral resources, pursuant to the SEC Mining Modernization Rules.

        "masl" is meters above sea level.

        "Mineral Reserves" means the economically mineable part of a Measured or Indicated Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

        "Mineral Resources" means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

        "Measured Mineral Resources" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

        "Mill" is a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.

        "M&I" means Measured Mineral Resources and Indicated Mineral Resources.

        "NI 43-101" means National Instrument 43-101 Standards of Disclosure for Mineral Projects.

        "NSR" means Net Smelter Return: the proceeds returned from the smelter and/or refinery to the mine owner less certain costs.

        "Ore" is rock, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit.

        "Ore Body" is a sufficiently large amount of ore that can be mined economically.

        "Ore Reserve" is the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

        "Pb" means the chemical symbol for the element lead.

        "Preliminary Economic Assessment" means a study, other than a pre-feasibility study or feasibility study, which includes an economic analysis of the potential viability of mineral resources, as defined in NI 43-101.

        "Probable Mineral Reserve" means the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

        "Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This preliminary feasibility study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

        "Reclamation" is the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings, leach pads and other features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

        "Recovery Rate" is a term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of material recovered compared to the material originally present.

        "Refining" is the final stage of metal production in which impurities are removed from the molten metal.

        "Rehabilitation" is the restoration of an existing underground excavation to a safe condition for further exploration and development by removing obstructions, installing necessary ground support and repairing or replacing utility services such as compressed air lines, water lines, and electrical service.

        "SEC Mining Modernization Rules" means subpart 1300 of Regulation S-K.

        "Smelting" is an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.

        "Sunshine Complex Mineral Resource" means the measured, indicated, measured & indicated and inferred mineral resource estimates included in the Sunshine Mine Technical Report, with an effective date of October 2013.

        "Sunshine Mine Technical Report" means "Initial Assessment (Preliminary Economic Assessment NI 43-101) Technical Report on the Sunshine Silver Mine Project," prepared by Tetra Tech, Inc., dated November 21, 2019, which was prepared in accordance with the requirements of the SEC Mining Modernization Rules and NI 43-101.

        "Tailings" is the material that remains after all economically and technically recovered precious metals have been removed from the ore during processing.

        "Ton" means a short ton which is equivalent to 2,000 pounds, unless otherwise specified. We will also reference "Tonne," which is a metric ton or 2,204.6 pounds. "Tonne" is referenced under the "Grade" definition.

        "Waste" is rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

        "Zn" means the chemical symbol for the element zinc.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands, except for share and per share amounts)

	September 30, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$15,598	$3,457
Materials and supplies inventory	115	174
Other current assets	6,062	2,478

Total current assets	21,775	6,109
Non-Current Assets
Investment in affiliates	114,373	108,172
Metals inventory	250	250
Property, plant and equipment, net	30,773	32,030

Total Assets	$167,171	$146,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and other accrued liabilities	$2,139	$2,172
Non-Current Liabilities
Reclamation obligations	1,413	1,337
Shareholders' Equity
Common Stock, $0.001 par value; 100,000,000 shares authorized; 80,646,832 and 73,902,522 shares outstanding as of September 30, 2019 and December 31, 2018	80	74
Paid-in capital	375,227	331,802
Accumulated deficit	(210,661)	(187,765)
Treasury stock, at cost, 289,177 shares as of September 30, 2019 and December 31, 2018	(1,027)	(1,027)
Unrealized loss on investments, net of tax	—	(32)

Total shareholders' equity	163,619	143,052

Total Liabilities and Shareholders' Equity	$167,171	$146,561

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(In thousands, except for share and per share amounts)

	Nine Months Ended September 30,
	2019	2018
Expenses
Exploration	$913	$968
Pre-development	1,701	1,804
General and administrative	3,528	3,034
Amortization	1,935	1,721

Total expenses	8,077	7,527
Other expense (income)
Dilution loss on affiliates	11,231	—
Equity loss in affiliates	2,144	459
Arrangement fees	1,470	—
Other income	(26)	(22)

Net other expense	14,819	437

Loss before income taxes	22,896	7,964

Income tax benefit	—	(3)

Net loss	$22,896	$7,961

Other comprehensive (income) loss
Unrealized income on securities, net of tax	(32)	(5)

Comprehensive loss	$22,864	$7,956

Net loss per share:
Basic	$0.30	$0.11

Diluted	$0.30	$0.11

Weighted average shares outstanding:
Basic	76,603,788	73,933,971
Diluted	76,603,788	73,933,971

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands, except for share amounts)

	Number		Amount
	Common Stock	Treasury Stock	Common Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total
Balance at December 31, 2018	73,902,522	289,177	$74	$(1,027)	$331,802	$(187,765)	$(32)	143,052
Issuance of common stock	6,744,310	—	6	—	40,459	—	—	40,465
Stock-based compensation	—	—	—	—	2,529	—	—	2,529
Deferred share unit compensation	—	—	—	—	491	—	—	491
Unrealized gain on investments, net of tax	—	—	—	—	—	—	32	32
Other	—	—	—	—	(54)	—	—	(54)
Net loss	—	—	—	—	—	(22,896)	—	(22,896)

Balance at September 30, 2019	80,646,832	289,177	80	(1,027)	375,227	(210,661)	—	163,619

Balance at December 31, 2017	73,951,854	216,845	$74	$(701)	$329,248	$(176,101)	$(37)	152,483
Issuance of common stock	23,000	—	—	—	104	—	—	104
Stock-based compensation	—	—	—	—	1,793	—	—	1,793
Unrealized gain on investments, net of tax	—	—	—	—	—	—	5	5
Repurchase of common stock	(72,332)	72,332	—	(326)	—	—	—	(326)
Net loss	—	—	—	—	—	(7,922)	—	(7,922)

Balance at September 30, 2018	73,902,522	289,177	74	(1,027)	331,145	(184,023)	(32)	146,137

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Nine Months Ended September 30,
	2019	2018
OPERATING ACTIVITIES
Net loss	$(22,896)	$(7,961)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	1,935	1,721
Dilution loss in affiliates	11,231	—
Stock compensation expense	2,529	1,793
Equity loss in affiliates	2,144	459
Accretion expense	76	71
Other	27	(3)
Changes in operating assets and liabilities:
Other current assets	(89)	10
Receivables from related-party	(2,945)	(290)
Deposits	12	—
Accounts payable and other accrued liabilities	457	(610)
Materials and supplies inventory	56	(60)

Net cash used by operating activities	(7,463)	(4,870)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(513)	(71)
Investment in affiliates	(19,760)	—

Net cash used by investing activities	(20,273)	(71)

FINANCING ACTIVITIES
Issuance of common stock	40,465	103
Deferred financing costs	(588)	—
Repurchase of common stock	—	(326)

Net cash provided (used) by financing activities	39,877	(223)

Net increase (decrease) in cash and cash equivalents	12,141	(5,164)
Cash and cash equivalents, beginning of period	3,457	11,078

Cash and cash equivalents, end of period	$15,598	$5,914

See accompanying notes to the condensed consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share, per share, option, and stock unit amounts)

1. Description of Business and Basis of Preparation of Financial Statements

        These financial statements represent the consolidated financial position and results of operations of Sunshine Silver Mining & Refining Corporation and its subsidiaries ("Sunshine Silver" or "the Company"). Unless the context otherwise requires, references to Sunshine Silver or the Company mean the Sunshine Silver Mining & Refining Corporation and its consolidated subsidiaries.

United States—Sunshine Complex

        The Company has conducted an advanced exploration drilling program and a rehabilitation program to improve certain mining infrastructure at the Sunshine Mine. The Sunshine Mine is currently on care and maintenance, with a continued but reduced program of infrastructure improvement. In addition, a Sunshine Mine preliminary economic assessment was completed in December 2012, and subsequently updated in April 2014. On October 10, 2013, the Company purchased the Sunshine Big Creek Refinery ("Refinery"). The Refinery is currently on care and maintenance.

Mexico—Development and Exploration Portfolio

        The Company intends to realize value from its property portfolio in Mexico through selective development and exploration, sale or joint ventures with third parties, as determined from time to time. The Company's primary Mexico efforts are focused on operating the Los Gatos Project ("LGP") in northern Mexico. The LGP currently is in a commissioning ramp-up stage and expects to reach commercial production in late 2019.

        On January 1, 2015, the Company deconsolidated certain Mexican entities upon the formation of a joint venture ("the LGJV Entities") with Dowa Metals and Mining Co., Ltd. ("Dowa") as the Company no longer had a controlling interest in the LGJV Entities. The LGJV Entities consist of Minera Plata Real S. de R.L. de C.V. ("MPR"), Operaciones San José del Plata S. de R.L. de C.V. ("OSJ") and Servicios San José del Plata S. de R.L. de C.V. The LGJV Entities completed a feasibility study on the LGP on January 12, 2017; subsequent development costs have been capitalized as a mine development asset.

        The Company's other Mexico exploration efforts are conducted through its wholly-owned subsidiary, Minera Luz del Sol S. de R.L. de C.V.

2. Summary of Significant Accounting Policies

        The Company's significant accounting policies are set forth in its consolidated financial statements for the year ended December 31, 2018. In the opinion of management, all adjustments necessary for a fair presentation of these interim financial statements have been included, where applicable, and are of a normal recurring nature.

Basis of consolidation

        All Company subsidiaries in which the Company has a controlling interest are consolidated. All significant intercompany balances and transactions are eliminated.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

Equity method investment

        The Company accounts for its investment in affiliates using the equity method of accounting whereby, after valuing the initial investment, the Company recognizes its proportional share of results of operations of the affiliate in its consolidated financial statements. Equity method investments are reviewed periodically for other-than-temporary declines in value. The Company's investment in the LGJV Entities is presented as Investment in affiliates in the consolidated balance sheet. The difference between the carrying amount of the investment in affiliates and the Company's equity in the LGJV Entities' net assets is due to value of mineral resources in the LGJV Entities.

        At September 30, 2019, the LGJV Entities were owned by the Company (51.5%) and Dowa (48.5%). Despite owning the majority interest of the LGJV, the Company does not exercise control over the LGJV due to provisions of the LGJV partnership agreement that require approval of all major operating decisions.

        The Company incurs certain costs on behalf of the LGJV, primarily related to project development loans arrangement fees. The Company's proportional share of such costs are reported as an investment in affiliate and the residual costs, related to Dowa's proportional ownership, are reported in the statement of loss.

Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; environmental reclamation and closure obligations; valuation of stock and stock options; valuation allowances for deferred tax assets; and the fair value of financial instruments.

Recently Issued Accounting Pronouncements

Leases

        In February 2016, the FASB issued ASU 2016-02, "Leases," which will require lessees to recognize assets and liabilities for the rights and obligations created by most leases on the balance sheet. These changes become effective for the Company's fiscal year beginning January 1, 2020. The Company is still assessing the impact of the standard but does not expect there will be a material impact to the Condensed Consolidated Balance Sheet, Condensed Consolidated Statements of Loss and Comprehensive Loss or the Condensed Consolidated Statements of Cash Flows as a result of the adoption of ASU 2016-02. The Company is in the process of assessing the required disclosures of the new standard and expects to provide additional qualitative and quantitative disclosures related to leasing arrangements upon adoption.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

3. Other Current Assets

	September 30, 2019	December 31, 2018
Value added tax receivable	$196	$192
Restricted cash and certificate of deposit	466	466
Available for sale securities	—	28
Prepaid expenses	494	415
Deposits and other	28	32
Deferred financing costs	588	—
Related-party receivables	4,290	1,345

Total other current assets	$6,062	$2,478

        At September 30, 2019 and December 31, 2018, the Company held nil and $28, respectively, of short-term available for sale securities with a cost basis of nil and $21, respectively. The Company recorded an impairment of $23 related to its remaining short-term available for sale securities during the period ending September 30, 2019.

4. Property, Plant and Equipment, net

	September 30, 2019	December 31, 2018
Mineral properties(1)	$18,203	$18,203
Plant and equipment	13,622	15,381
Land	1,814	1,575
Buildings, infrastructure and improvements	16,798	14,140
Furniture, fixtures and computers	1,543	2,168

Property, plant and equipment at cost	51,980	51,467
Less accumulated amortization	(21,207)	(19,437)

Property, plant and equipment, net	$30,773	$32,030

(1)
No amortization is currently being recognized on the Sunshine Mine mineral properties as the Company has not established proven and probable reserves, the mine has not yet been placed back in service, and there is no basis over which to amortize these costs.

Mineral Properties

        The Company conducts exploration activities on patented and unpatented mining claims in the United States and under mining concessions in Mexico.

        The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Since no Company assets are in production, the Company is not currently paying any royalties based on production or sales.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

5. Accounts Payable and Other Accrued Liabilities

	September 30, 2019	December 31, 2018
Accounts payable	$282	$365
Accrued expenses	739	530
Accrued payroll and taxes	67	135
Accrued compensation	1,051	1,142

Total accounts payable and other accrued liabilities	$2,139	$2,172

6. Related-Party Transactions

Service Agreement

        The Company has a related-party services agreement to provide certain consulting services to The Electrum Group LLC. The Company had receivables of $8 and $10 related to this agreement as of September 30, 2019 and December 31, 2018, respectively. Pursuant to this service agreement, the Company received $25 and $25 for the nine months ended September 30, 2019 and 2018, respectively.

        Effective January 1, 2015, the Company has a management services agreement with the LGJV Entities to provide certain consulting and administrative services. Pursuant to this service agreement, the Company received $900 and $2,451 for the nine months ended September 30, 2019 and 2018, respectively. The Company had receivables of $3,600 and $900 related to this agreement as of September 30, 2019 and December 31, 2018, respectively.

7. Stockholders' Equity

        During March 2018, the Company issued 23,000 common stock shares at $4.50 per share raising $104 in a private placement.

        During May 2019, the Company issued 4,166,667 common stock shares at $6 per share raising $25,000 in a private placement. During June 2019, the Company issued 77,643 common stock shares at $6 per share raising $465 in a private placement. During July 2019, the Company issued 2,500,000 common stock shares at $6 per share raising $15,000 in a private placement.

Stock Option Transactions

        The Company's stock options have a contractual term of 10 years and entitle the holder to purchase shares of the Company's common stock. The options granted to employees and LGJV personnel have a requisite service period of four years. The options granted to non-employee directors have a requisite service period of one year.

        The Company granted 1,253,000 stock options during the nine months ended September 30, 2019. The Company granted 10,000 stock options during the nine months ended September 30, 2018.

        Total unrecognized stock-based compensation expense as of September 30, 2019 was $5,231 which is expected to be recognized over a weighted average period of 2.6 years. The weighted-average

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

7. Stockholders' Equity (Continued)

grant-date fair value and stock-based compensation expense for the nine months ended September 30, 2019 and 2018 are summarized as follows:

	Nine Months Ended September 30,
	2019	2018
Weighted-average grant-date fair value	$3.69	$2.73
Stock based compensation expense	$2,529	$1,793

        Stock option activity for the nine months ended September 30, 2019 is summarized in the following table:

Director and Employee Options	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2018	6,097,309	$7.29
Granted	1,253,000	$6.00
Exercised	—	$—
Forfeited	90,000	$5.33

Outstanding at September 30, 2019	7,260,309	$7.09

Vested at September 30, 2019	4,905,359	$8.04

LGJV Personnel Options	Shares	Weighted-Average Exercise Price
Outstanding at December 31, 2018	167,082	$3.80
Granted	—	$—
Exercised	—	$—
Forfeited	27,892	$4.00

Outstanding at September 30, 2019	139,190	$3.75

Vested at September 30, 2019	114,393	$3.72

Director Share Unit Transactions

        Director stock units ("DiSUs) are awarded to Directors at the discretion of the Board of Directors. The DiSUs are fully vested on the grant date and each DiSU entitles the holder to receive one share of the Company's common stock upon departure from the Board of Directors. The DiSU fair value equaled the Company's common stock fair value on the grant date.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

7. Stockholders' Equity (Continued)

        On May 3, 2019 the Company granted 55,963 DiSUs to Directors as compensation for certain director fees incurred from September 2017 through March 2019. The Company incurred $316 related to these fees. On September 30, 2019 the Company granted 30,556 DiSUs to Directors as compensation for certain director fees incurred from April 2019 through September 2019. The Company incurred $175 related to these fees. At September 30, 2019, there were 356,673 DiSUs outstanding.

        The Company did not grant any DiSUs during the nine months ended September 30, 2018.

8. Asset Retirement Obligations

        The Company recorded accretion expense related to the asset retirement obligation ("ARO") of $76 and $71 for the nine months ended September 30, 2019 and 2018, respectively. The following table summarizes activity in the Company's ARO:

	September 30, 2019	December 31, 2018
Balance, beginning of period	$1,337	$1,243
Accretion expense	76	94

Balance, end of period	$1,413	$1,337

        The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At September 30, 2019 and December 31, 2018, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a governmental agency for certain of the Company's reclamation obligations.

9. Fair Value Measurements

        The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

        Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

        Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

9. Fair Value Measurements (Continued)

        Level 3:    Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Financial Assets and Liabilities

        The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis at September 30, 2019 and December 31, 2018 by respective level of the fair value hierarchy:

September 30, 2019	Level 1	Level 2	Level 3	Total
Assets: Short-term available for sale securities	$—	—	—	$—

December 31, 2018	Level 1	Level 2	Level 3	Total
Assets: Short-term available for sale securities	$28	—	—	$28

        The Company's short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of publicly traded common stock, which are valued using quoted prices in active markets. The Company did not have any Level 2 or Level 3 financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2019, and December 31, 2018.

Non-Financial Assets and Liabilities

        The Company discloses and recognizes its non-financial assets and liabilities, such as ARO, at fair value on a non-recurring basis. The estimated fair value for these non-financial liabilities are classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions that market participants would use in the pricing of such assets without observable inputs and no market activity.

        The Company recorded its initial investment in affiliates at fair value. The estimated fair value for this non-financial asset is classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions with few observable inputs and no market activity.

Fair Value of Other Financial Instruments

        At September 30, 2019 and December 31, 2018, the Company's other financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

10. Commitments, Contingencies and Guarantees

        In determining its accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

10. Commitments, Contingencies and Guarantees (Continued)

statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

        The Company's mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

        In July 2017, the LGJV Entities entered into a loan agreement (the "Term Loan") with Dowa whereby the LGJV Entities could borrow up to $210,000 for LGP development, with a maturity date of December 29, 2027. During 2018, the LGJV paid Dowa a $4,200 closing fee. Commencing June 30, 2021, 14 consecutive semi-annual equal payments of the aggregate principal and capitalized interest begin. The Company is required to pay an arrangement fee on the borrowing, calculated as 70%, of 1%, of the outstanding principal balance, two business days prior to June 30 and December 31 each fiscal year until maturity commencing after the initial drawdown which occurred in July 2018. The Term Loan also requires additional principal payments equal to 70% of excess cash flows (as defined). As of September 30, 2019, the LGJV had $219,377 outstanding, including $856 of accrued interest, under the Term Loan. The Company paid $1,529 and nil for arrangement fees for the period ended September 30, 2019 and 2018, respectively.

        On January 23, 2018, the LGJV entered into a loan agreement (the "Dowa MPR Loan") with Dowa whereby the LGJV could borrow up to $65,700 to continue LGP development. Interest on this loan accrues daily at LIBOR plus 1.5% and is added to the amount borrowed. The amount borrowed plus accrued interest was due the earlier of June 30, 2019, or upon LGP's substantial completion. If the Company's 70% portion of the Dowa MPR Loan is not repaid in full on or before the due date, Dowa may elect to convert all or a portion of the principal amount into additional LGJV ownership at a favorable conversion rate.

        The Company contributed $18,200 to OSJ in May 2019 to provide funding for a partial repayment of principal and interest related to the Dowa MPR Loan. In late May 2019, the Dowa MPR Loan was fully extinguished with a cash payment of $18,200 and the conversion of the remaining $50,737 of principal and interest. The conversion of the remaining principal and interest increased Dowa's ownership in the LGJV entities to 48.5%. At September 30, 2019, the ownership of the LGJV entities is 51.5% SSMRC and 48.5% Dowa. Due to the LGJV ownership dilution, the Company recognized a dilution loss on affiliates of $11,231 in May 2019. SSMRC has until June 30, 2021 to repurchase the 18.5% interest for SSMRC's unpaid portion of the Dowa MPR loan amount, plus a 70% penalty and any Dowa holding costs of this incremental interest.

        On May 30, 2019, the LGJV entered into a working capital facility agreement (the "WCF") with Dowa whereby the LGJV could borrow up to $60,000 to fund the working capital and sustaining capital requirements of the LGP. Interest on this loan accrues daily at LIBOR plus 3.0% and all outstanding principal and interest matures on June 28, 2021. The Company is required to pay an arrangement fee

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

10. Commitments, Contingencies and Guarantees (Continued)

on the borrowing, calculated as 15.0% per annum of 70.0% of the average daily principal amount outstanding under the WCF during such fiscal quarter. As of September 30, 2019, the LGJV had $60,000 of principal and $636 of accrued interest outstanding under the WCF. The Company paid $1,500 in WCF arrangement fees for the period ended September 30, 2019.

        The Company has guaranteed 70% of the outstanding principal and accrued interest of the Term Loan and the WCF in the event of default by the LGJV. The Company has guaranteed the payment of all obligations, including accrued interest, under the LGJV equipment loan agreements.

11. Segment Information

        The Company operates in a single industry as a corporation engaged in the acquisition, exploration and development of silver mineral properties. The Company has mineral property interests in the U.S. and Mexico. The Company's reportable segments are based on the Company's mineral interests and management structure, and include the U.S., Mexico, and Corporate segments. The U.S. segment is improving the mining infrastructure and maintaining the facilities of the Sunshine Complex. The Mexico segment engages in the production, development and exploration on the Company's Mexican mineral properties.

	Nine Months Ended September 30, 2019				Nine Months Ended September 30, 2018
	U.S.	Mexico	Corporate	Total	U.S.	Mexico	Corporate	Total
Exploration	$225	$687	$—	$913	$304	$664	$—	$968
Pre-development	1,700	1	—	1,701	1,804	—	—	1,804
General and administrative	1,683	217	1,629	3,528	1,510	46	1,478	3,034
Amortization	1,743	166	26	1,935	1,654	—	67	1,721
Arrangement fee	—	—	1,470	1,470	—	—	—	—
Dilution loss on affiliates	—	11,231	—	11,231	—	—	—	—
Equity loss in affiliates	—	2,144	—	2,144	—	459	—	459
Net other (income) expense	(8)	31	(48)	(25)	(5)	6	(26)	(25)
Capital expenditures	513	—	—	513	41	—	30	71
Total assets	32,354	66,431	68,384	167,171	34,191	107,554	7,386	149,131

12. Investment in Affiliate

        During the nine months ended September 30, 2019 and 2018, the Company recognized a loss in affiliates of $2,144 and $459, respectively, representing its proportionate share of the LGJV Entities' operating results. The combined financial position and results of operations of the LGJV Entities as of

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

12. Investment in Affiliate (Continued)

September 30, 2019, and December 31, 2018 and for the nine months ended September 30, 2019 and 2018 are as follows:

LOS GATOS JOINT VENTURE
COMBINED BALANCE SHEETS (UNAUDITED)
(in thousands)

	September 30, 2019	December 31, 2018
ASSETS
Current Assets
Cash and cash equivalents	$4,538	$11,231
Receivables	4,006	—
Inventories	17,053	1,886
VAT receivable	47,849	30,853
Restricted cash	—	2,219
Other current assets	3,768	6,823

Total current assets	77,213	53,012
Non-Current Assets
Mine development, net	174,989	99,994
Property, plant and equipment, net	219,380	150,763

Total non-current assets	394,369	250,757
Total Assets	$471,582	$303,769

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and other accrued liabilities	$38,537	$18,074
Dowa MPR Loan	—	65,670
Equipment loans	6,948	5,227

Total current liabilities	45,485	88,971
Non-Current Liabilities
Dowa Term Loan	215,176	132,066
Working Capital Facility	60,000	—
Equipment loans	14,388	13,494
Accrued interest	1,460	2,692
Reclamation obligations	11,117	10,524

Total non-current liabilities	302,141	158,776
Owners' Capital
Capital contributions	237,905	168,967
Paid-in capital	4,333	1,358
Accumulated deficit	(118,282)	(114,303)

Total owners' capital	123,956	56,022

Total Liabilities and Owners' Capital	$471,582	$303,769

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option, and stock unit amounts)

12. Investment in Affiliate (Continued)

LOS GATOS JOINT VENTURE
COMBINING STATEMENT OF LOSS (UNAUDITED)
(in thousands)

	Nine Months Ended September 30,
	2019	2018
Sales	$5,870	$—
Expenses
Cost of sales	3,392	—
Exploration	41	—
General and administrative	770	50
Depreciation, depletion and amortization	3,394	—

	7,597	50
Other expenses (income)
Interest expense	1,338	—
Arrangement fees	217	—
Accretion expense	592	7
Other expense (income)	206	(37)
Foreign exchange (gain) loss	(101)	634

	2,253	604

Net loss	$(3,979)	$(654)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sunshine Silver Mining & Refining Corporation:

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Sunshine Silver Mining & Refining Corporation and its subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of loss and comprehensive loss, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2011.

Denver, Colorado
October 11, 2019

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2017
	(In thousands, except for share and per share amounts)
ASSETS
Current Assets
Cash and cash equivalents	$3,457	$11,078
Materials and supplies inventory	174	175
Other current assets	2,478	2,326

Total current assets	6,109	13,579
Non-Current Assets
Investment in affiliates	108,172	107,917
Metals inventory	250	250
Property, plant and equipment, net	32,030	34,269

Total Assets	$146,561	$156,015

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and other accrued liabilities	$2,172	$2,289
Non-Current Liabilities
Reclamation obligations	1,337	1,243
Shareholders' Equity
Common stock, $0.001 par value; 100,000,000 shares authorized; 73,902,522, 73,951,854 and 64,414,211 shares outstanding as of December 31, 2018, 2017 and 2016, respectively	74	74
Paid-in capital	331,802	329,248
Accumulated deficit	(187,765)	(176,101)
Treasury stock, at cost, 289,177, 216,845 and 216,845 shares as of December 31, 2018, 2017 and 2016, respectively	(1,027)	(701)
Unrealized loss on investments, net of tax	(32)	(37)

Total shareholders' equity	143,052	152,483

Total Liabilities and Shareholders' Equity	$146,561	$156,015

See accompanying notes to the consolidated financial statements

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2018	2017	2016
	(In thousands, except for share and per share amounts)
Expenses:
Exploration	$1,709	$1,179	$856
Pre-development	2,527	2,408	2,084
General and administrative	4,396	6,494	5,001
Amortization	2,307	2,483	2,759

Total expenses	10,939	12,564	10,700
Other (income) expense:
Equity loss in affiliates	464	160	16,877
LGJV arrangement fee	283	—	—
Other (income) expense	(36)	50	93
Foreign exchange (gain) loss	17	37	(7)

Net other expense	728	247	16,963

Loss before income taxes	11,667	12,811	27,663

Income tax benefit	(3)	—	(13)

Net loss	11,664	12,811	27,650
Other comprehensive (income) loss:
Unrealized (gain) loss on securities, net of tax	(5)	25	(22)

Comprehensive loss	$11,659	$12,836	$27,628

Net loss per share:
Basic and diluted	$0.16	$0.19	$0.43

Weighted average shares outstanding:
Basic and diluted	73,941,655	67,507,179	64,644,357

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

	Number		Amount
	Common Stock	Treasury Stock	Common Stock	Common Stock	Paid in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Shareholders' Equity
	(In thousands, except for share amounts)
Balance at December 31, 2015	64,241,675	101,819	$64	$(356)	$282,457	$(135,640)	$(34)	$146,491

Stock-based compensation	—	—	—	—	1,255	—	—	1,255
Unrealized gain on investments, net of tax	—	—	—	—	—	—	22	22
Deferred share unit compensation	—	—	—	—	245	—	—	245
DSUs converted to common stock	287,562	—	—	—	—	—	—	—
Repurchase of common stock	(115,026)	115,026	—	(345)	—	—	—	(345)
Other	—	—	—	—	139	—	—	139
Net loss	—	—	—	—	—	(27,650)	—	(27,650)

Balance at December 31, 2016	64,414,211	216,845	64	(701)	284,096	(163,290)	(12)	120,157

Stock-based compensation	—	—	—	—	1,946	—	—	1,946
Issuance of common stock	9,483,868	—	10	—	42,668	—	—	42,678
DSUs converted to common stock	53,775	—	—	—	—	—	—	—
Unrealized loss on investments	—	—	—	—	—	—	(25)	(25)
Deferred share unit compensation	—	—	—	—	422	—	—	422
Other	—	—	—	—	116	—	—	116
Net loss	—	—	—	—	—	(12,811)	—	(12,811)

Balance at December 31, 2017	73,951,854	216,845	74	(701)	329,248	(176,101)	(37)	152,483

Stock-based compensation	—	—	—	—	2,367	—	—	2,367
Issuance of common stock	23,000	—	—	—	104	—	—	104
Unrealized gain on investments, net of tax	—	—	—	—	—	—	5	5
Repurchase of common stock	(72,332)	72,332	—	(326)	—	—	—	(326)
Other	—	—	—	—	83	—	—	83
Net loss	—	—	—	—	—	(11,664)	—	(11,664)

Balance at December 31, 2018	73,902,522	289,177	$74	$(1,027)	$331,802	$(187,765)	$(32)	$143,052

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2018	2017	2016
	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(11,664)	$(12,811)	$(27,650)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	2,290	2,483	2,759
Accretion expense	95	88	82
Income tax benefit	(3)	—	(13)
Stock compensation expense	2,392	1,981	1,255
Equity loss in affiliates	464	160	16,877
Other	21	—	6
Changes in operating assets and liabilities:
Other current assets	—	—	71
Receivables from affiliates	(145)	(383)	217
Deposits	—	38	10
Accounts payable and other accrued liabilities	(105)	186	604
Materials and supplies inventory	1	54	34

Net cash used by operating activities	(6,654)	(8,204)	(5,748)

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(83)	(330)	(789)
Investment in affiliates	(662)	(28,225)	—

Net cash used by investing activities	(745)	(28,555)	(789)

FINANCING ACTIVITIES:
Common stock issuance	104	42,678	—
Treasury stock purchase	(326)	—	(345)

Net cash provided by (used by) financing activities	(222)	42,678	(345)

Net increase (decrease) in cash and cash equivalents	(7,621)	5,919	(6,882)
Cash and cash equivalents, beginning of period	11,078	5,159	12,041

Cash and cash equivalents, end of period	$3,457	$11,078	$5,159

Supplemental disclosure of noncash transactions:
Accrued deferred share units	$—	$(422)	$(245)
Property, plant and equipment included in accrued liabilities	$(12)	$12	$—

See accompanying notes to the consolidated financial statements.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share, per share, option and stock unit amounts)

1. Description of Business and Basis of Preparation of Financial Statements

        These financial statements represent the consolidated financial position and results of operations of Sunshine Silver Mining & Refining Corporation and its subsidiaries ("Sunshine Silver" or "the Company"). Sunshine Silver specializes in investing, exploring, and developing assets in the mining industry.

  United States—Sunshine Mine

        On May 11, 2010, the Company purchased the net assets of the Idaho Sunshine Mine. The Company has conducted an advanced exploration drilling program and a program to improve certain mining infrastructure at the Sunshine Mine. The Sunshine Mine is currently on care and maintenance, with a continued but reduced program of infrastructure improvement. In addition, a Sunshine Mine preliminary economic assessment was completed in December 2012, and subsequently updated in March 2014. On October 10, 2013, the Company purchased the Sunshine Big Creek Refinery ("Refinery").

  Mexico—Los Gatos Exploration Portfolio

        The Company intends to realize value from its Los Gatos exploration portfolio in Mexico through selective exploration/development, sale or joint ventures with third parties, as determined from time to time. The Company's primary Mexico efforts are focused on the advancement of the Los Gatos Project ("LGP") in northern Mexico, through Minera Plata Real S. de R.L. de C.V. ("MPR"). On January 1, 2015, the Company deconsolidated MPR and other Mexican subsidiaries upon the formation of a joint venture ("LGJV").

        On January 1, 2015, the Company entered into the LGJV to develop the LGP with Dowa Metals and Mining Co., Ltd. ("Dowa"). The LGJV entities consist of MPR, Operaciones San Jose del Plata S. de R.L. de C.V. ("OSJ") and Servicios San Jose del Plata S. de R.L. de C.V. (collectively the "LGJV Entities"). Dowa completed its $50,000 funding requirement to the LGJV on April 1, 2016; thereby acquiring a 30% interest in the LGJV and the right to purchase future zinc-concentrate production at market rates.

        On September 26, 2016, the LGJV entered into a loan agreement (the "Bridge Loan") with Dowa and borrowed $7,000 to continue project development. The Bridge Loan bears interest at LIBOR plus one and a half percent. During 2017, the LGJV borrowed an additional $2,200 under the Bridge Loan. On July 21, 2017 and August 31, 2017, the LGJV converted $1,900 and $3,800, respectively, of the Bridge Loan (and the related accrued interest) to Dowa equity contributions extinguishing the Bridge Loan.

        On July 11, 2017, the LGJV entered into a loan agreement (the "Term Loan") with Dowa whereby the LGJV could borrow up to $210,000 for LGP development. Interest on the Term Loan accrues daily at LIBOR plus 2.35%, and the interest is added to the amount borrowed until production commences. During 2018, the LGJV paid Dowa a $4,200 closing fee. Commencing June 30, 2021, 14 consecutive semi-annual equal payments of the aggregate principal and capitalized interest begin. The Term Loan also requires additional principal payments equal to 70% of excess cash flows (as defined). As of December 31, 2018, the LGJV had $137,300 outstanding, including $2,300 of capitalized interest, under the Term Loan.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

1. Description of Business and Basis of Preparation of Financial Statements (Continued)

        On January 23, 2018, the LGJV entered into a loan agreement (the "Dowa MPR Loan") with Dowa whereby the LGJV could borrow up to $65,700 to continue LGP development. Interest on this loan accrues daily at LIBOR plus 1.5% and is added to the amount borrowed. The amount borrowed plus accrued interest is due the earlier of June 30, 2019, or upon LGP's substantial completion. If the Company's 70% portion of the Dowa MPR Loan is not repaid in full on or before the due date, Dowa may elect to convert all or a portion of the principal amount into additional LGJV ownership at a favorable conversion rate. As of December 31, 2018, the LGJV had $67,800 outstanding, including $2,100 of interest, under the Dowa MPR Loan. The Company is a guarantor for 70.0% of the Term Loan and Dowa MPR Loan, through maturity of the respective loans.

        The Company's other regional Mexico exploration efforts are conducted through its wholly-owned subsidiary, Minera Luz del Sol S. de R.L. de C.V. ("MLS").

        Prior to November 30, 2018, the Company's Mexican interests were held by a wholly-owned subsidiary, Los Gatos Luxembourg S.ar.l. ("LGL"). On November 30, 2018, the Company dissolved LGL and assumed LGL's Mexican interests.

2. Summary of Significant Accounting Policies

  Basis of consolidation and combination

        Except for the LGJV Entities, all Company subsidiaries are consolidated. All significant intercompany balances and transactions have been eliminated. On January 1, 2015, the Company deconsolidated the LGJV Entities as the Company no longer had a controlling interest in the LGJV Entities.

  Equity method investment

        The Company accounts for its investment in affiliates using the equity method of accounting whereby, after valuing the initial investment, the Company recognizes its proportional share of results of operations of the affiliate in its consolidated financial statements. Equity method investments are reviewed periodically for other-than-temporary decline in value. The Company's investment in the LGJV Entities is presented as Investment in affiliates in the consolidated balance sheet. The difference between the carrying amount of the investment in affiliates and the Company's equity in the LGJV Entities' net assets is due to value of mineral resources at MPR. At December 31, 2018, the LGJV Entities were owned by the Company (70%) and Dowa (30%). Despite owning the majority interest of the LGJV, the Company does not exercise control over the LGJV due to provisions of the LGJV partnership agreement that require unanimous partner approval of all major operating decisions. The Company incurs certain costs on behalf of the LGJV, primarily related to a project development loan arrangement fee. The Company's proportional share of such costs are reported as an investment in affiliate and the residual costs, related to Dowa's proportional ownership, are reported in the statement of loss.

  Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; environmental reclamation and closure obligations; valuation of stock and stock options; valuation allowances for deferred tax assets; and the fair value of financial instruments.

  Functional currency and translation of foreign currencies

        The U.S. dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting gains or losses reported in foreign exchange (gain) loss in the computation of net loss. Non-monetary assets and liabilities are translated at historical exchange rates. Expenses and other income and expense items in foreign currencies are translated into U.S. dollars at average or historical exchange rates.

  Cash and cash equivalents

        The Company considers all highly liquid short-term investments with a maturity of three months or less when purchased to be cash equivalents. Restricted cash consists of cash and investments which are held as collateral for a letter of credit and other extensions of credit. Restricted cash is included in other current assets.

  Investments

        Investment securities consist of publicly-traded equity securities. Short-term investments include investments with maturities greater than three months, but not exceeding 12 months. The Company classifies its equity securities that have readily determinable fair values as available-for-sale securities.

        Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

        A decline in the market value of any available-for-sale security below cost deemed to be other than temporary results in an impairment charge in the computation of net loss. To determine if an impairment is other than temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimates of cash flows expected to be collected.

  Materials and supplies and metals inventories

        The Company's materials and supplies inventories are valued at the lower of cost or market. Cost is determined using the average cost method for all inventories and includes applicable taxes and freight. The Company routinely evaluates the forecasted usage of its material and supplies to determine the existence of obsolete stock.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

        The Company's metals inventory is valued at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Metals inventory that is not expected to be processed within the next 12 months is classified as non-current assets.

  Property, plant and equipment

        Mineral property acquisition costs are recorded at cost and are deferred until the viability of the property is determined. Exploration, mineral property evaluation, option payments, related acquisition costs for mineral properties acquired under an option agreement, general overhead, administrative and holding costs to maintain a property on a care and maintenance basis are expensed in the period they are incurred. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties the Company allocates the acquisition cost to proven and probable reserves and value beyond proven and probable reserves. When mineral properties are developed and operations commence, the Company expects capitalized costs to be charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

        Property, plant and equipment are recorded at cost. Amortization of plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plant and equipment and buildings and improvements range from 10 to 20 years. The estimated useful lives of furniture, fixtures and computers range from three to 10 years.

  Impairment of long-lived assets

        Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

  Asset retirement obligations

        The Company has asset retirement obligations ("ARO") arising from regulatory requirements to perform certain property and asset retirement activities at the end of the respective asset life. An ARO is recognized when incurred and is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's remaining useful life. The ARO is based on when spending for an existing environmental disturbance is expected to occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each property.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

2. Summary of Significant Accounting Policies (Continued)

  Stock-based compensation

        The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model using estimated amounts for volatility of the Company's stock, the expected life of the awards, the fair value of the underlying shares, the risk-free interest rate and the expected dividend yield. The related expense is included as a component of either exploration, pre-development or general and administrative over the requisite service period of the award.

  Net loss per share

        Basic and diluted loss per share are computed by dividing the net loss available to common shareholders by the weighted-average number of common stock shares outstanding for the respective period presented. For the years ended December 31, 2018, 2017 and 2016, stock options have been excluded from the dilutive earnings per share calculation as their effect would be anti-dilutive.

  Comprehensive loss

        Comprehensive loss is defined as all changes in equity (deficit), exclusive of transactions with shareholders, such as capital investments. Comprehensive loss includes net loss and changes in the market value of available for sale securities, net of tax.

  Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

3. Other Current Assets

	December 31, 2018	December 31, 2017
Value added tax receivable	$192	$156
Restricted cash and certificate of deposit	466	466
Available for sale securities	28	20
Prepaid expenses	415	455
Deposits and other	32	29
Related—party receivables	1,345	1,200

Total other current assets	$2,478	$2,326

        At December 31, 2018 and 2017, the Company held $28 and $20, respectively, of short-term available for sale securities with a cost basis of $21.

4. Property, Plant and Equipment, net

	December 31, 2018	December 31, 2017
Mineral properties(1)	$18,203	$18,203
Plant & equipment	15,381	15,476
Land	1,575	1,575
Buildings, infrastructure & improvements	14,140	14,131
Furniture, fixtures & computers	2,168	2,031

Property, plant & equipment at cost	51,467	51,416
Less accumulated amortization	(19,437)	(17,147)

Property, plant & equipment, net	$32,030	$34,269

(1)
No amortization is currently being recognized on the Sunshine Mine mineral properties, as the Company has not established proven and probable reserves, and the mine has not yet been placed back in service.

  Mineral Properties

        The Company conducts exploration activities on patented and unpatented mining claims in the United States and under mining concessions in Mexico.

        The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. Certain of these agreements also have royalty payments that are triggered when the Company produces and sells minerals. Since no Company assets are in production, the Company is not currently paying any royalty based on production and sales.

  Sunshine Mine

        The Company owns the Sunshine Mine, which includes patented and unpatented mining claims, surface access rights, and related infrastructure buildings and equipment. The property includes the

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

4. Property, Plant and Equipment, net (Continued)

mine, mill and all support buildings, including the shops, dry, assay office, mine office, warehouse, hoist house, compressor building and surface and underground equipment. The property also includes the Refinery, adjacent Coeur D'Alene Mine, ConSil Mine and mill and related infrastructure buildings and equipment.

        The Company is required to pay a 0% (at a silver price less than $6.00 per ounce) to 7% (at a silver price of $10.00 and greater per ounce) net smelter return royalty under a settlement with the U.S. Government and the Coeur d'Alene Indian tribe. This royalty covers substantially all of the property comprising the Sunshine Mine and extends outward within a 1.61 kilometer boundary of the property described in the settlement.

  Chester Group of Mining Claims

        The Company leases nine patented mining claims and has a one-third interest in four other patented mining claims from the Chester Mining Company that are adjacent to the mining claims of the Sunshine Mine. The 25-year lease term ends February 2029 and is renewable for an additional 25 years. The lease is subject to monthly advance royalty payments until such time as a royalty of 4% on net smelter returns (NSR) or a royalty of 20% of net profits is payable. The lease also provides Chester Mining Company with the option to acquire a 20% working interest in all ores, concentrates, metals or other mineral substances produced from the property. Chester Mining Company may exercise this option by releasing the Company from its obligation to pay the 20% net profits royalty and by tendering an amount of cash equal to 20% of the then-current working capital fund.

  Silver Summit / ConSil Mine Royalty

        The Company is required to pay a 2% (at a silver price below $5.00 per ounce) to 4% (at a silver price of $7.00 and greater per ounce) NSR royalty from production of commercial minerals from certain patented and unpatented mining claims. The patented and unpatented mining claims subject to this royalty surround the Silver Summit/ConSil Mine.

  Metropolitan Mines Mining Claims

        The Company leases two patented and 67 unpatented mining claims from Metropolitan Mines Corporation Ltd. ("Metropolitan") that are located immediately to the south of the primary workings of the Sunshine Mine. The lease term is indefinite until cancelled by mutual agreement. The leases are subject to monthly advance royalty payments until such time as ore is produced from the Metropolitan property. Net proceeds, when ore is produced, are to be shared between Metropolitan (16% or 50%) and the Company (84% or 50%) depending upon the location of the production.

  Mineral Mountain Mining Claims

        The Company leases the Mineral Mountain Mining and Milling Company group of four patented mining claims that are adjacent to the mining claims of the Sunshine Mine. The 25-year lease ends February 2029 and is renewable for an additional 25 years. The lease is subject to annual advance royalty payments until such time as net profits royalties of 3% are payable. The lease also provides the claim owner with the option to acquire a 3% working interest in all ores, concentrates, metals or other

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

4. Property, Plant and Equipment, net (Continued)

mineral substances produced from the property. The claim owner may exercise this option by releasing the Company from its obligation to pay the 3% net profits royalty and by tendering an amount of cash equal to 3% of the then-current working capital fund.

  Rock Creek—Idaho

        The Company leases unpatented claims and a patented claim at Rock Creek, Idaho. The 25-year leases end in 2031. The leases are subject to monthly advance royalty payments and a 25% net profits royalty when operational. Contained within the lease is a $50 work commitment for every 5-year period. The Company is obligated to pay all future taxes relating to the leased property. The Company may cancel the lease with 30 days notification.

  Mining Concessions and Agreement

        In Mexico, mineral concessions from the Mexican government can only be held by Mexican nationals or Mexican-incorporated companies. The concessions are valid for 50 years and are extendable provided the concessions are kept in good standing. For concessions to remain in good standing a semi-annual fee must be paid to the Mexican government and an annual report describing the work accomplished on the property must be filed. These concessions may be cancelled without penalty with prior notice to the Mexican government.

        MLS is the concession holder of a series of claims titles granted by the Mexican government. The rights to certain concessions are held through exploration agreements with purchase options or a finder's fee agreement, as discussed below:

  Santa Valeria Concession

        The Company is required to make monthly payments through 2020 to continue exploration activities and obtain ownership of the Santa Valeria concessions, and is required to make a production royalty payment of 1% of the net smelter returns on production. The Company may terminate the agreement upon prior notice.

  San Jose de Minas Finder's Fee Agreement

        The Company is required to make an annual production royalty payment of 1% net smelter return for any production from Company concessions covered by the San Jose de Minas Finder's Fee agreement; and, the Company is obligated to pay annually 5% of the exploration costs incurred by the Company, limited to a maximum $100 annual payment pertaining to the specified concessions. Once total payments under the agreement reach $1,000 the Company will have no other obligations under the agreement. No production has taken place since inception of the agreement. The agreement has no expiration date; however, the Company may terminate the agreement upon prior notice.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

4. Property, Plant and Equipment, net (Continued)

        As of December 31, 2018, the Company's leases, concessions, and agreements are subject to minimum payments as summarized in the table below:

Mineral Leases, Concessions and Agreements Obligations:
2019	$377
2020	322
2021	17
2022	17
2023	17
Thereafter	97

Total	$847

        The San Jose de Minas Finder's Fee Agreement requires an annual payment of 5% of the exploration costs incurred by the Company, limited to a maximum annual payment of $100. This obligation has not been included in the table above as the amount of future exploration costs is unknown. Additionally, the Metropolitan Mines claim requires monthly payments of $1 until ore is produced. This obligation is excluded from the table above as the time for commencing production is unknown.

        The Company made mineral lease and concession payments of $434 and $437 for the years ended December 31, 2018 and 2017, respectively.

5. Accounts Payable and Other Accrued Liabilities

	December
	2018	2017
Accounts payable	$365	$107
Accrued expenses	530	648
Accrued payroll & taxes	135	127
Accrued compensation	1,142	1,407

Total accounts payable and accrued liabilities	$2,172	$2,289

6. Related-Party Transactions

Service Agreements

        Effective April 1, 2013, the Company has a related-party services agreement to provide certain consulting services to The Electrum Group LLC. The Company had a receivable related to this agreement of $10 and $11 as of December 31, 2018 and 2017, respectively. Pursuant to these service agreements, the Company received $47 and $50 for the years ended December 31, 2018 and 2017, respectively.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

6. Related-Party Transactions (Continued)

        Effective January 1, 2015, the Company has a management services agreement with the LGJV to provide certain consulting and administrative services. Pursuant to this service agreement, the LGJV paid $3,501 and $1,378 to the Company for the years ended December 31, 2018 and 2017, respectively. The Company had a receivable related to this agreement of $900 and $451 as of December 31, 2018 and 2017, respectively.

7. Shareholders' Equity

  Common Stock Transactions

        During August 2017, the Company issued 4,483,868 common stock shares at $4.50 per share raising $20,177 in a private placement. During September 2017, the Company issued 2,777,778 common stock shares at $4.50 per share raising $12,500 in a private placement. During November 2017, the Company issued 2,222,222 common stock shares at $4.50 per share raising $10,000 in a private placement.

        During March 2018, the Company issued 23,000 common stock shares at $4.50 per share raising $104 in a private placement.

  Stock Option Transactions

        The Company's stock options have a contractual term of 10 years and entitle the holder to purchase one share of the Company's common stock. The options granted to employees have a requisite service period of four years. The options granted to non-employee directors have a requisite service period of one year.

        The following table summarizes the respective vesting start dates and number of options granted to employees, LGJV personnel, and directors in 2018, 2017 and 2016:

Recipient	Options Granted	Vesting Start Date	Grant Date
Employees	35,000	March 18, 2016	March 18, 2016
LGJV personnel	20,000	August 8, 2016	August 8, 2016
Employees	805,500	December 16, 2016	August 31, 2017
Directors	180,000	December 16, 2016	August 31, 2017
LGJV personnel	50,000	December 16, 2016	August 31, 2017
Employees	25,000	November 13, 2017	November 13, 2017
Employees	965,750	December 6, 2017	December 6, 2017
Directors	155,000	December 6, 2017	December 6, 2017
Employees	10,000	January 2, 2018	January 2, 2018

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

7. Shareholders' Equity (Continued)

        The following assumptions were used to compute the fair value of the options granted:

	Grant Date
	Mar 2016	Aug 2017	Nov 2017	Dec 2017	Jan 2018
Risk free interest rate	1.50%	1.83%	2.18%	2.18%	2.18%
Dividend yield	—	—	—	—	—
Estimated volatility	63.30%	66.40%	65.90%	65.80%	65.80%
Expected option life	6 years	6 years	6 years	6 years	6 years

        The following assumptions were used to compute the fair value of the LGJV Personnel options as of December 31, 2018, 2017 and 2016:

	December 31,
	2018	2017	2016
Risk free interest rate	2.55%	2.26%	1.87%
Dividend yield	—	—	—
Estimated volatility	65.90%	65.50%	69.38%
Expected option life	6 years	6 years	6 years

        The Company's estimated volatility computation was based on the historical volatility of a group of peer companies' common stock over the expected option life and included both exploration stage and development stage companies. The peer information was used because the Company is not publicly traded and therefore does not have the market trading history required to calculate a meaningful volatility factor. The computation of the expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of the grant over the expected life of the option.

        Total unrecognized compensation expense as of December 31, 2018 was $3,427 which is expected to be recognized over a weighted average period of 2.4 years. The weighted-average grant-date fair value, intrinsic value of options exercised, and total stock-based compensation expense for the years ended December 31, 2018, 2017 and 2016 are summarized as follows:

	Year Ended December 31,
	2018	2017	2016
Weighted-average grant-date fair value	$2.73	$2.73	$2.03
Intrinsic value of options exercised	—	—	—
Stock based compensation expense	$2,392	$1,981	$1,255

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

7. Shareholders' Equity (Continued)

        The following tables summarize the stock option activity for the year ended December 31, 2018:

Employee & Director Options	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Life (Years)
Outstanding at January 1, 2018	6,087,309	$8.84	$2,096	7.22
Granted	10,000	$4.50
Exercised	—	$—
Forfeited	—	$—

Outstanding at December 31, 2018	6,097,309	$7.29	$2,096	6.22

Vested at December 31, 2018	4,574,609	$8.30	$1,727	5.60

LGJV Personnel Options	Shares	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Weighted- Average Remaining Life (Years)
Outstanding at January 1, 2018	211,812	$3.74	$162	8.33
Granted	—	$—
Exercised	—	$—
Forfeited	(44,730)	$3.50

Outstanding at December 31, 2018	167,082	$3.80	$117	7.42

Vested at December 31, 2018	114,785	$3.72	$90	7.24

  Deferred Share Unit Transactions

        Deferred share units ("DSUs") are awarded to employees at the discretion of the Board of Directors. DSUs fully vest on the grant date and each DSU entitles the holder to receive one share of Company's common stock on January 1 of the following calendar year. The DSUs fair value equals the Company's common stock fair value on the grant date.

        The Company did not grant any DSUs for the years ended December 31, 2018, 2017 and 2016.

        On January 1, 2016, the outstanding 287,562 DSUs were converted to common stock. In connection with the January 1, 2016 DSUs conversion, employees surrendered 115,025 shares of common stock during 2016 for withholding taxes.

  Director Share Unit Transactions

        Director share units ("DiSUs") are awarded to Directors at the discretion of the Board of Directors. The DiSUs are fully vested on the grant date and each DiSU entitles the holder to receive one share of the Company's common stock upon departure from the Board of Directors. The DiSU fair value equaled the Company's common stock fair value on the grant date.

        The Company did not grant any DiSUs for the year ended December 31, 2018.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

7. Shareholders' Equity (Continued)

        On August 31, 2017, the Company granted 93,784 DiSUs to Directors as compensation for director fees from January 1, 2016 through August 2017. In 2016, the Company accrued $242 related to these fees. The Company also expensed $181 related to these fees in 2017. On October 18, 2017, 53,775 DiSUs were converted to common stock.

        On January 1, 2016, the Company granted 69,860 DiSUs to Directors as compensation for 2015 director fees. In 2015, the Company accrued $245 related to these fees. At December 31, 2018, 2017 and 2016, there were 270,154, 270,154 and 230,145 DiSUs outstanding.

8. Asset Retirement Obligations

        The Company recorded accretion expense related to the ARO of $94, $88 and $82 for the years ended December 31, 2018, 2017 and 2016, respectively. The following table summarizes activity in the Company's ARO:

	December 31
	2018	2017
Balance, beginning of period	$1,243	$1,155
Accretion expense	94	88

Balance, end of period	$1,337	$1,243

        The Company is required to provide the applicable governmental agencies with financial assurances related to its closure and reclamation obligations. At December 31, 2018, 2017 and 2016, the Company had restricted cash in the form of a certificate of deposit totaling $275 as collateral for a letter of credit issued by a financial institution as security to a certain governmental agency for the Company's reclamation obligations.

9. Fair Value Measurements

        The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

          Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

          Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

9. Fair Value Measurements (Continued)

          Level 3: Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

  Financial Assets and Liabilities

        The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis at December 31, 2018 and 2017 by respective level of the fair value hierarchy:

December 31, 2018	Level 1	Level 2	Level 3	Total
Assets: Short-term available for sale securities	$28	—	—	$28

December 31, 2017	Level 1	Level 2	Level 3	Total
Assets: Short-term available for sale securities	$20	—	—	$20

        The Company's short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which are valued using quoted prices in active markets. The Company did not have any Level 2 or Level 3 financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2018 and 2017.

  Non-Financial Assets and Liabilities

        The Company discloses and recognizes its non-financial assets and liabilities, such as ARO, at fair value on a non-recurring basis. The estimated fair value for these non-financial liabilities are classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions that market participants would use in the pricing of such assets without observable inputs and no market activity.

        The Company recorded its initial investment in affiliates at fair value. The estimated fair value for this non-financial asset is classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions with few observable inputs and no market activity.

  Fair Value of Other Financial Instruments

        At December 31, 2018 and 2017, the Company's other financial instruments consist of cash and cash equivalents, restricted cash, receivables, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

10. Commitments and Contingencies

        In determining accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the combined financial statements when it is at least reasonably possible that a material loss could be incurred.

  Environmental Contingencies

        The Company's mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

        The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company's financial condition or results of operations.

11. Income Taxes

        The components of income (loss) before income taxes were as follows:

	Year ended December 31,
	2018	2017	2016
U.S.	$(9,701)	$(11,327)	$(10,214)
Mexico	(1,964)	(1,484)	(17,449)

Total	$(11,665)	$(12,811)	$(27,663)

        The consolidated income tax benefit consisted of $3, nil and $13 for the years ended December 31, 2018, 2017 and 2016, respectively.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

11. Income Taxes (Continued)

        A reconciliation of the actual income tax benefit and the tax computed by applying the applicable U.S. federal rate to the loss before income taxes is as follows:

	Year ended December 31,
	2018	2017	2016
Tax benefit	$2,037	$3,965	$9,677
State tax benefit	286	327	557
Nondeductible expenses	(3)	101	(14)
Change in valuation allowance	(2,127)	14,295	(9,925)
Effect of foreign tax rate differential	(851)	(56)	(874)
Effect of tax rate change	183	(23,087)	(1,358)
Net operating loss inflation rate adjustment	8	16	(17)
Foreign branch tax benefit	427	389	1,566
Net operating loss true-up	(11)	(11,471)	—
Taxation election true-up	—	15,580	—
Other	55	(59)	402

Total income tax benefit	$3	$—	$13

        The net operating loss inflation rate adjustment relates to historical net operating loss carryforwards in Mexico from 2007 to 2018. These historical carryforwards have been adjusted based upon an inflation factor published by the central bank of Mexico, to reflect changes to the Company's tax basis in the net operating losses carried forward.

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

11. Income Taxes (Continued)

        The components of the net deferred tax assets (liabilities) are summarized as follows:

	Year ended December 31,
	2018	2017
Current deferred tax assets
Accrued compensation	$232	$302
Deferred share unit awards	170	172
Other accrued liabilities	24	—
Charitable contributions	19	18

Total current deferred tax assets	445	492
Non-current deferred tax assets
Acquisition costs	115	131
Mineral properties	3,774	3,782
Asset retirement obligation	320	304
Property, plant and equipment	492	421
Exploration	7,874	8,500
Operating loss carryforward	26,671	25,003
Foreign branch tax benefit	2,095	1,454
Foreign exchange gain	16	16
Inventory	161	165
Stock options	6,228	5,765
Other	9	25

Total non-current deferred tax assets	47,756	45,566
Valuation allowances	(48,109)	(45,982)

Total deferred tax assets	92	76

Current deferred tax liabilities
OCI gain on available for sale securities	(3)	—
Prepaid expenses	(89)	(76)

Total current deferred tax liabilities	(92)	(76)
Non-current deferred tax liabilities
Investment in affiliate	—	—
Total deferred tax liabilities	(92)	(76)

Net deferred income tax assets (liabilities)	$—	$—

        Based upon the level of taxable income (loss) and projections of future taxable income (loss) over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus has provided a valuation allowance of $48,109 and $45,982 against the net deferred tax assets as of December 31, 2018 and 2017, respectively. If the Company is profitable for a number of years, and the prospects for the realization of the deferred tax assets become more likely than not, the Company will

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

11. Income Taxes (Continued)

then reverse all or a portion of the valuation allowance that could result in a reduction of future reported income tax expense.

        At December 31, 2018, the Company had $111,333 of net operating loss carryforwards in the United States expiring at various dates through 2038, and $1,760 of net operating loss carryforwards in Mexico expiring at various dates through 2028. No assets have been recognized for net operating loss carryforwards where the Company believes it is more likely than not that the net operating losses will not be realized.

        The Company has adopted the provisions of ASC 740-10, Income Taxes. The Company files income tax returns in the U.S., Mexico, and Idaho. The statute of limitations for tax returns filed in the U.S. and Mexico is three years and five years, respectively, from the date of filing. The Company's 2018, 2017 and 2016 U.S. tax returns are subject to examinations by U.S. tax authorities until 2022, 2021 and 2020, respectively. The Company is no longer subject to examinations by Mexico tax authorities for years prior to 2014.

        As of December 31, 2018, the Company has not recognized any increases or decreases in unrecognized tax benefits, as it is more likely than not that all tax positions will be upheld by the taxing authorities. The Company reports tax penalties in income tax expense. No such penalties were recognized during the periods presented.

        Effective January 1, 2017, the Company's Mexico assets and operations are owned by entities that have elected to be treated for United States tax purposes as corporations and, as a result, the taxable income or loss and other tax attributes of such entities are stated separately from the Company's United States assets and operations and are not included in the Company's United States federal consolidated income tax return. The Company's other foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as unincorporated branches of a U.S. holding company and, as a result, the taxable income or loss and other tax attributes of such entities are included in the Company's U.S. federal consolidated income tax return.

        On December 22, 2017, the United States enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Act"). The Act makes broad changes to the United States tax code for corporations, including, but not limited to, (1) reducing the United States federal corporate tax rate from 35% to 21%; (2) allowing immediate deductibility for 100% of expenditures for qualified property through bonus depreciation; (3) eliminating the alternative minimum tax; and (4) changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017.

12. Segment Information

        The Company operates in a single industry as a corporation engaged in the acquisition and exploration of silver mineral properties. The Company has mineral property interests in the U.S. and Mexico. The Company's reportable segments are based on the Company's mineral interests and management structure, and include the U.S., Mexico, and Corporate segments. The U.S. segment is improving the Sunshine Mine infrastructure, maintaining the Sunshine Mine facilities and maintaining the Refinery. The Mexico segment engages in the exploration on the Company's Mexican mineral

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

12. Segment Information (Continued)

properties and includes the Company's investment in the affiliate LGJV. Financial information relating to the Company's segments is as follows:

	Year ended December 31, 2018
	U.S.	Mexico	Corporate	Total
Exploration	$794	$915	$—	$1,709
Pre-development	2,527	—	—	2,527
General and administrative	1,775	54	2,567	4,396
Amortization	2,215	17	76	2,307
Equity loss in affiliates	—	464	—	464
LGJV arrangement fee	—	—	283	283
Net other (income) expense	(6)	16	(33)	(22)
Capital expenditures	71	—	—	71
Total assets	33,567	79,868	33,125	146,561

	Year ended December 31, 2017
	U.S.	Mexico	Corporate	Total
Exploration	$445	$735	$—	$1,180
Pre-development	2,408	—	—	2,408
General and administrative	1,610	399	4,485	6,494
Amortization	2,334	—	149	2,483
Equity loss in affiliates	—	160	—	160
Net other (income) expense	64	37	(14)	87
Capital expenditures	330	—	—	330
Total assets	35,961	108,436	11,618	156,015

	Year ended December 31, 2016
	U.S.	Mexico	Corporate		Total
Exploration	$410	$446	$		$856
Pre-development	2,084	—		—	2,084
General and administrative	1,971	135		2,895	5,001
Amortization	2,582	—		177	2,759
Equity loss in affiliates	—	16,877		—	16,877
Net other (income) expense	37	(8)		57	86
Capital expenditures	789	—		—	789

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

13. Investment in Affiliates

        During the years ended December 31, 2018, 2017 and 2016 the Company recognized a $464, $160 and $16,877 loss, respectively, on its investment in the LGJV Entities, representing its 70% share of the LGJV Entities' operational results. The combined financial position and results of operations of the LGJV Entities as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 are as follows:

LOS GATOS JOINT VENTURE
COMBINED BALANCE SHEETS (UNAUDITED)

	2018	2017
	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$11,231	$11,928
Inventory	1,886	289
VAT receivable	30,853	3,485
Restricted cash	2,219	—
Other current assets	6,747	1,158

Total current assets	52,936	16,860
Non-Current Assets
Mine development	99,994	23,044
Deferred financing costs	—	184
Deposits	76	5
Property, plant and equipment, net	150,763	21,269

Total non-current assets	250,833	44,502

Total Assets	$303,769	$61,362

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and other accrued liabilities	18,074	5,500
Dowa MPR Loan	65,670	—
Equipment loans	5,227	—
Related-party debt	—	—

Total current liabilities	88,971	5,500
Non-Current Liabilities
Dowa Term Loan	132,066	—
Equipment loans	13,494	—
Accrued interest	2,692	—
Reclamation obligations	10,524	207

Total non-current liabilities	158,776	207
Owners' Capital
Capital contributions	168,967	168,967
Paid-in capital	1,358	329
Accumulated deficit	(114,303)	(113,641)

Total owners' capital	56,022	55,655

Total Liabilities and Owners' Capital	$303,769	$61,362

SUNSHINE SILVER MINING & REFINING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share, option and stock unit amounts)

13. Investment in Affiliates (Continued)

LOS GATOS JOINT VENTURE
COMBINED STATEMENTS OF LOSS (INCOME)

	Year Ended December 31,
	2018	2017	2016
Expenses:
Exploration	$—	$—	$2
Pre-development	—	—	19,352
General and administrative	83	116	4,435
Amortization	—	—	128

Total expenses	83	116	23,917
Other (income) expense:
Other (income) expense	(44)	6	(1)
Foreign exchange (gain) loss	623	112	(138)

Net other expense (income)	579	118	(139)

Net loss	$662	$234	$23,778

14. Subsequent Events

        During May to July 2019, the Company issued 6,744,310 common stock shares at $6 per share raising $40,465 in a private placement.

        In May 2019, the Company contributed $18,200 to OSJ to provide funding for a partial repayment of principal and interest related to the Dowa MPR Loan. In late May 2019, the Dowa MPR Loan was fully extinguished with a cash payment of $18,200 and the conversion of the remaining principal and interest ($50,737). The conversion of the remaining principal and interest increased Dowa's ownership in the LGJV entities to 48.5%. At June 30, 2019, the ownership of the LGJV entities is 51.5% SSMRC and 48.5% Dowa. SSMRC has until June 30, 2021 to repurchase the 18.5% interest for SSMRC's unpaid portion of the Dowa MPR loan amount, plus a 70% penalty and any Dowa holding costs of this incremental interest.

        From June 2019 through September 2019, the LGJV entities received $60,000 from a working capital debt facility provided by Dowa.

Independent Auditors' Report

The Board of Managers
Los Gatos Joint Venture:

Report on the Financial Statements

        We have audited the accompanying combined financial statements of Los Gatos Joint Venture (the Company), which comprise the combined balance sheets as of December 31, 2018 and 2017, and the related combined statements of loss, owners' capital, and cash flows for each of the years in the three-year period ended December 31, 2018 and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

        Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Los Gatos Joint Venture as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 28, 2019
Denver, Colorado

LOS GATOS JOINT VENTURE

COMBINED BALANCE SHEETS

	As of December 31,
	2018	2017
	(in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$11,231	$11,928
Inventory	1,886	289
VAT receivable	30,853	3,485
Restricted cash	2,219	—
Other current assets	6,747	1,158

Total current assets	52,936	16,860
Non-Current Assets
Mine development	99,994	23,044
Deferred financing costs	—	184
Deposits	76	5
Property, plant and equipment, net	150,763	21,269

Total non-current assets	250,833	44,502

Total Assets	$303,769	$61,362

LIABILITIES AND OWNERS' CAPITAL
Current Liabilities
Accounts payable and other accrued liabilities	$18,074	$5,500
Dowa MPR Loan	65,670	—
Equipment loans	5,227	—

Total current liabilities	88,971	5,500
Non-Current Liabilities
Dowa Term Loan	132,066	—
Equipment loans	13,494	—
Accrued interest	2,692	—
Reclamation obligations	10,524	207

Total non-current liabilities	158,776	207
Owners' Capital
Capital contributions	168,967	168,967
Paid-in capital	1,358	329
Accumulated deficit	(114,303)	(113,641)

Total owners' capital	56,022	55,655

Total Liabilities and Owners' Capital	$303,769	$61,362

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

COMBINED STATEMENTS OF LOSS

	For the years ended December 31,
	2018	2017	2016
	(in thousands)
Expenses
Exploration	$—	$—	$2
Pre-development	—	—	19,352
General and administrative	83	116	4,435
Amortization	—	—	128

Total expenses	83	116	23,917
Other (income) expense
Other (income) expense	(44)	6	(1)
Foreign exchange (gain) loss	623	112	(138)

Net other (income) expense	579	118	(139)

Net loss	$662	$234	$23,778

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

COMBINED STATEMENTS OF OWNERS' CAPITAL

	Capital Contributions	Paid-in Capital	Accumulated Deficit	Total
	(in thousands)
Balance at December 31, 2015	$115,195	$14	$(89,628)	$25,581

Contributions	13,450	—	—	13,450
Other	—	199	—	199
Net loss	—	—	(23,779)	(23,779)

Balance at December 31, 2016	128,645	213	(113,407)	15,451

Contributions	40,322	—	—	40,322
Other	—	116	—	116
Net loss	—	—	(234)	(234)

Balance at December 31, 2017	168,967	329	(113,641)	55,655

Contributions	—	—	—	—
Other	—	84	—	84
Costs paid by investor	—	945	—	945
Net loss	—	—	(662)	(662)

Balance at December 31, 2018	$168,967	$1,358	$(114,303)	$56,022

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

COMBINED STATEMENTS OF CASH FLOWS

	For years ended December 31,
	2018	2017	2016
	(in thousands)
Cash flows from operating activities:
Net loss	$(662)	$(234)	$(23,779)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization	—	—	128
Other	83	116	234
Accretion expense	9	17	—
Changes in operating assets and liabilities:
VAT receivable	(27,369)	(3,197)	—

Net cash used by operating activities	(27,939)	(3,298)	(23,417)

Cash flows from investing activities:
Deposits	(1,001)	28	1,724
Current assets	(5,684)	—	1,293
Payable to related-party	364	211	(350)
Mine development	(65,371)	(20,932)	—
Purchase of property, plant and equipment	(93,386)	(4,446)	(2,860)
Transfers to restricted cash	(2,219)	—	—

Net cash used by investing activities	(167,297)	(25,139)	(193)

Cash flows from financing activities:
Capital contributions	—	34,511	13,450
Deferred financing costs	(391)	(58)	—
Loan origination costs	(62)	—	—
Dowa Term Loan origination cost	(4,200)	—	—
Equipment loan payments	(1,486)	—	—
Related-party debt	—	2,214	3,500
Dowa MPR Loan advances	65,678	—	—
Dowa Term Loan advances	135,000	—	—

Net cash provided by financing activities	194,539	36,667	16,950

Net (decrease) increase in cash and cash equivalents	(697)	8,230	(6,660)
Cash and cash equivalents, beginning of period	11,928	3,698	10,358

Cash and cash equivalents, end of period	$11,231	$11,928	$3,698

Supplemental disclosure of non-cash transactions:
Depreciation expense capitalized to ore inventory	$352	$—	$—
Prepaid assets included in accrued liabilities	$234	$—	$—
Depreciation expense capitalized to mine development	$2,266	$258	$—
Mine development costs included in accrued liabilities	$5,481	$3,959	$—
Interest expense capitalized to mine development	$1,858	$—	$—
Interest expense capitalized to property, plant and equipment	$2,584	$—	$—
Property, plant and equipment included in accrued liabilities	$5,224	$1,464	$—
Deferred financing cost amortization	$140	$—	$—
Amortization of equipment arrangement fees	$5	$—	$—
Equity method investee portion of arrangement fee	$945	$—	$—
Asset retirement obligation addition	$10,308	$—	$—
Equipment loan borrowings	$20,207	$—	$—
Conversion of related party debt to capital contributions	$—	$5,714	$—
Conversion of related party accrued interest to capital contributions	$—	$97	$—

See accompanying notes to the combined financial statements.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(In thousands, except share, per share and option amounts, or as otherwise noted)

1. Description of Business and Basis of Preparation

        These combined financial statements represent the combined financial position and results of operations of the Los Gatos Joint Venture ("LGJV" or "the Company"). Unless the context otherwise requires, references to LGJV or the Company mean the Los Gatos Joint Venture.

        On January 1, 2015, the LGJV was established to develop the Los Gatos Project (LGP) in northern Mexico. The LGJV consists of Minera Plata Real S. de R.L. de C.V. ("MPR"), Operaciones San Jose de Plata S. de R.L. de C.V. and Servicios San Jose de Plata S. de R.L. de C.V. (collectively the "LGJV Entities"). Prior to January 1, 2015, the LGJV Entities were wholly-owned subsidiaries of Sunshine Silver Mining & Refining Corporation ("SSMRC"). Upon completion of their $50 million funding to the LGJV, Dowa Metals & Mining, Ltd. (Dowa) acquired a 30% interest in the LGJV Entities and the right to purchase future zinc-concentrate production at market rates. The remaining 70% interest in the LGJV Entities is owned by SSMRC.

        In 2016, the LGJV completed an advanced definition drilling program and began decline development to provide the necessary data to complete a feasibility study. Prior to completing the feasibility study the Company was in the exploration stage. The January 12, 2017 feasibility study (Feasibility Study) demonstrated the economic viability of the LGP, and during the first quarter of 2017, the Company commenced the $316,000 LGP development.

2. Summary of Significant Accounting Policies

  Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include mineral properties; reclamation and closure obligations; valuation allowances for deferred tax assets; and the fair value of financial instruments.

  Functional currency and translation of foreign currencies

        The U.S. dollar is the LGJV's functional currency. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting gains or losses reported in foreign exchange (gain) loss in the computation of net loss. Non-monetary assets and liabilities are translated into U.S. dollars at historical exchange rates. Expenses and other income and expense items in foreign currencies are translated into U.S. dollars at average or historical exchange rates.

  Cash and cash equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

  Materials and supplies inventories

        The Company's materials and supplies are included in inventory and are valued at the lower of cost or market. Cost is determined using the average cost method for all inventories and includes applicable taxes and freight.

  Mine development

        The Feasibility Study established LGP's proven and probable reserves in early January 2017. Accordingly, subsequent development costs are capitalized as mine development assets. When the LGP achieves production, the capitalized costs will be charged to operations using the units-of-production method in the period the proven and probable reserves are mined.

        Upon abandonment or sale of a mineral property, any remaining capitalized mine development costs relating to such property will be removed from the balance sheet and a gain or loss recognized.

  Property, plant and equipment

        Property, plant and equipment are recorded at cost and amortization is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of plant and equipment and infrastructure range between three years and the end of the proven and probable reserves mine life. The estimated useful lives of furniture, fixtures and computers range from three to ten years.

  Impairment of long-lived assets

        Long-lived assets, such as property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

  Value added tax (VAT) receivable

        VAT receivables represent refundable value-added taxes paid to the Mexican government on certain transactions in Mexico. The Company records the VAT cash flows as operating activities in the combined statement of cash flows, given the short-term, refundable and operating characteristics of these cash flows.

  Reclamation and remediation costs (asset retirement obligations)

        The Company has asset retirement obligations ("ARO") arising from regulatory requirements to perform certain property and asset reclamation activities at the end of the respective asset life. An ARO is recognized when incurred and is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

2. Summary of Significant Accounting Policies (Continued)

asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and amortized over the asset's remaining useful life. The ARO is based on timing of expected spending for an existing environmental disturbance. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation at each property.

  Income taxes

        The Company's income tax jurisdiction is Mexico. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes tax penalties in income tax expense.

3. Other Current Assets

        The Company's other current assets as of December 31, are summarized below:

	2018	2017
Prepaid expenses	$5,761	$1,101
Deposits and other	986	57

Total other current assets	$6,747	$1,158

4. Property, Plant and Equipment, net

        The Company's property, plant and equipment as of December 31, are summarized below:

	2018	2017
Mineral properties	$853	$853
Plant & equipment	127,494	5,979
Land	14,422	14,422
Infrastructure & improvements	10,879	535
Furniture, fixtures & computers	365	112

Property, plant & equipment at cost	154,012	21,901
Less accumulated amortization	(3,249)	(631)

Property, plant & equipment, net	$150,763	$21,270

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

4. Property, Plant and Equipment, net (Continued)

  Mineral Properties

        The Company conducts exploration activities under mining concessions in Mexico.

        The Company is required to make mineral and concession lease payments to various entities to secure the appropriate claims or surface rights. One of these agreements also has royalty payments that are triggered when the Company produces and sells minerals. Since the Company is not in production, there are no such instances where the Company is currently paying royalties based on production and sales.

  Mining Concessions and Agreement

        In Mexico, mineral concessions from the Mexican government can only be held by Mexican nationals or Mexican-incorporated companies. The concessions are valid for 50 years and are extendable provided the concessions are kept in good standing. For concessions to remain in good standing, a semi-annual fee must be paid to the Mexican government and a report must be filed each year which covers the work accomplished on the property during the previous year. These concessions may be cancelled without penalties with prior notice to the Mexican government.

        MPR is the concession holder of a series of claims titles granted by the Mexican government. The rights to certain concessions are held through exploration agreements with purchase options or a finder's fee agreement, as discussed below:

  La Cuesta International S.A. de C.V. (La Cuesta)

        The Company is required to make semi-annual payments and is required to pay a production royalty, up to a maximum of $15,000, of a) 2% net smelter return on production from the concession until all payments reach $10,000 and b) 0.5% net smelter return on production from the concession after total payments have reached $10,000 and c) 0.5% net smelter return on production from other property within a one-kilometer boundary of the Los Gatos concession. During the pre-production phase, the Company is obligated to complete a minimum of $100 of exploration and development work annually on the concession. The agreement has no expiration date; however, the Company may terminate the agreement upon a 30-day notice.

        As of December 31, 2018, the Company's minimum La Cuesta obligation is summarized in the table below:

Mineral Leases, Concessions and Agreements Obligations:

2019	$40
2020	40
2021	40
2022	40
2023	40
Thereafter	14,310

Total	$14,510

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

4. Property, Plant and Equipment, net (Continued)

        The Company paid $40, $40 and $40 for this obligation for the years ended December 31, 2018, 2017 and 2016, respectively.

5. Accounts Payable and Other Accrued Liabilities

        The Company's accounts payable and other accrued liabilities as of December 31, are summarized below:

	2018	2017
Accounts payable	$5,520	$20
Accrued expenses	12,095	5,320
Accrued payroll & taxes	226	84
Accrued VAT commission	233	76

Total accounts payable and accrued liabilities	$18,074	$5,500

6. Related-Party Transactions

        Effective January 1, 2015, the LGJV has a management services agreement with SSMRC whereby, SSMRC provides certain consulting and administrative services. The LGJV incurred $3,950, $1,697 and $1,618 for the years ended December 31, 2018, 2017 and 2016, respectively, for these services.

        Certain expenses incurred by the owners on behalf of the LGJV are reimbursed.

7. Related Party Debt

        In September 2016, Dowa entered into a loan agreement (the "Bridge Loan") with the Company whereby the Company could borrow up to $7,000 to continue LGP development until permitting and the long-term project financing was completed. Interest on this loan accrued daily at LIBOR plus 1.5%. Electrum Global Holdings L.P. and SSMRC are joint guarantors for SSMRC's 70% portion of the Bridge Loan. Through December 31, 2016, the Company borrowed $3,500 under the Bridge Loan and $15 interest had accrued.

        During 2017, the Company borrowed an additional $2,200 under the Bridge Loan. On July 21, 2017 and August 31, 2017, the Company converted $1,900 and $3,800, respectively, of the Bridge Loan (and the related accrued interest) to Dowa equity contributions.

        On July 11, 2017, the Company entered into a loan agreement (the "Term Loan") with Dowa whereby the Company can borrow up to $210,000 for LGP development, with a maturity date of December 29, 2027. Interest on this loan accrues daily at LIBOR plus 2.35%, but the interest is added to the amount borrowed for repayment monthly until December 29, 2019. A $4,200 fee was paid to Dowa during 2018 upon the loan closing. Commencing June 30, 2021, 14 consecutive semi-annual equal payments of the aggregate principal plus accrued interest on the payment date begin. The Term Loan also requires accelerated principal payments equal to 70% of excess cash flows (as defined) from the LGP. As of December 31, 2018, the Company had $137,300 outstanding, including $2,300 of interest, under the Term Loan. During 2018, all interest was capitalized to Mine Development or Property, Plant and Equipment. In January 2019, the Company borrowed an additional $55,000, under the Term Loan.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

7. Related Party Debt (Continued)

        On January 23, 2018, the Company entered into a loan agreement (the "Dowa MPR Loan") whereby the Company could borrow up to $65,700 for LGP development. Interest on this loan accrues daily at LIBOR plus 1.5%. but the interest is added to the amount borrowed. As of December 31, 2018, the Company had $67,800 outstanding, including $2,100 of interest, under the Dowa MPR Loan. During 2018, all interest was capitalized to Mine Development or Property, Plant and Equipment. The amount borrowed, including accrued and unpaid interest, is due the earlier of June 30, 2019, or upon substantial completion of the LGP development. If the Dowa MPR Loan is not repaid by the maturity date, Dowa may elect to convert all or a portion of SSMRC's portion of the outstanding Dowa MPR Loan, including accrued interest, to additional equity in the LGJV Entities at 170% of SSMRC's portion of the outstanding balance (the Additional Equity). If SSMRC's ownership in the LGJV Entities is diluted, for two years from the maturity date, SSMRC may buyback the Additional Equity for 170% of such value plus all costs and expenses incurred by Dowa to acquire and hold the Additional Equity.

8. Owners' Capital

        During 2018, no owners' contributions were made to the LGJV. During 2017, Dowa and SSMRC, contributed $12,096 and $28,225, respectively, as owners' capital to the LGJV. During 2016, Dowa contributed $13,450 as owners' capital to the LGJV. The December 31, 2018 and 2017 capital balances are $61,447 and $107,520 for Dowa and SSMRC, respectively.

9. Asset Retirement Obligations

        In 2015, the Company recognized an ARO related to the work performed at the LGP. The Company estimated the present value of the estimated future cash flows required to revegetate the disturbed areas and perform any required monitoring. The Company used a discount rate and interest rate of 9% and 1%, respectively, to calculate the present value of this obligation, related to the disturbance of land around the mine portal, waste rock dump and road to the explosives storage area.

        In 2018, the Company recognized an ARO related to the additional development work performed at the LGP. The Company estimated the present value of the estimated future cash flows required to reclaim the disturbed areas and perform any required monitoring. The Company used a discount rate and interest rate of 7.5% and 3%, respectively, to calculate the present value.

        The Company recorded accretion expense related to the ARO of $9, $17 and $15 for the years ended December 31, 2018, 2017 and 2016, respectively. The following table summarizes activity in the Company's ARO as of December 31:

	2018	2017
Balance, beginning of period	$207	$190
Accretion expense	9	17
ARO additions	10,308	—

Balance, end of period	$10,524	$207

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

10. Fair Value Measurements

        The Company establishes a framework for measuring the fair value of financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

          Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

          Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

          Level 3:    Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

  Financial Assets and Liabilities

        At December 31, 2018 the Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, other current assets, accounts payable and other current liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

  Non-Financial Assets and Liabilities

        The Company discloses and recognizes its non-financial assets and liabilities, such as ARO, at fair value on a non-recurring basis. The estimated fair value for these non-financial assets and liabilities are classified as Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions that market participants would use in the pricing of such liabilities without observable inputs and no market activity.

11. Commitments and Contingencies

        In determining accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the combined financial statements when it is at least reasonably possible that a material loss could be incurred.

        The Company's mining, development and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made,

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

11. Commitments and Contingencies (Continued)

and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

        From time to time, the Company may be involved in legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect of the Company's combined financial condition or results of operations.

12. Equipment Loans

        During 2018, the LGJV Entities entered into equipment loan agreements, with repayment over four years at interest rates ranging from 5.76% to 8.67%, to finance a portion of mining equipment purchases. As of December 31, 2018, the Company had borrowed $18,721, and incurred $607 of interest. During 2018, all interest was capitalized to Property, Plant and Equipment. SSMRC has guaranteed the payment of all obligations, including accrued interest, under the equipment loan agreements.

13. Income Taxes

        The combined loss before income taxes in Mexico is $662, $234 and $23,779 for the years ended December 31, 2018, 2017 and 2016, respectively. The combined current and deferred income tax expense for the years ended December 31, 2018, 2017 and 2016 was nil.

        A reconciliation of the actual income tax expense (benefit) and the tax computed by applying the Mexico federal rate (30%) to the loss before income taxes is as follows:

	For the Year Ended December 31
	2018	2017	2016
Tax provision (benefit)	$(199)	$(73)	$(7,125)
Nondeductible Expenses	1,207	(107)	28
Change in Valuation Allowance	16,052	1,392	4,683
NOL inflation adjustment	(17,060)	(1,212)	2,414

Total income tax expense (benefit)	$—	$—	$—

        The net operating loss (NOL) inflation rate adjustment relates to historical net operating loss carryforwards in Mexico from 2006 to 2018. These historical carryforwards have been inflation-adjusted based upon an inflation factor published by the central bank of Mexico, as any inflationary adjustment will impact the Company's basis in the net operating losses during the carryforward period.

LOS GATOS JOINT VENTURE

NOTES TO THE COMBINED FINANCIAL STATEMENTS (Continued)

(In thousands, except share, per share and option amounts, or as otherwise noted)

13. Income Taxes (Continued)

        A summary of the components of the net deferred tax assets is as follows:

	For the Year Ended December 31
	2018	2017
Current deferred tax assets
Accrued expenses	$105	$16
Non-current deferred tax assets
Fixed assets	(212)	99
Exploration and development	10,096	12,227
Operating loss carryforward	31,685	14,262
NOL, inflation adjustment	4,412	3,220

Total non-current deferred tax assets	45,981	29,808
Valuation allowances	(45,794)	(29,743)

Total deferred tax assets	292	82

Current deferred tax liabilities
Prepaid expenses	(292)	(82)
Non-current deferred tax liabilities	—	—

Total deferred tax liability	(292)	(82)

Net deferred income tax assets (liabilities)	$—	$—

        Based upon the level of taxable income (loss) and projections of future taxable income (loss) over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus has recorded a valuation allowance against the net deferred tax asset balance of $45,794. If the Company is profitable for a number of years and prospects for the realization of the deferred tax assets are more likely than not, the Company will then reverse its valuation allowance and credit income tax expense.

        At December 31, 2018, the Company had $120,324 of net operating loss carryforwards in Mexico (including inflation adjustments) which expire at various dates through 2028. The statute of limitations for tax returns filed in Mexico is five years from the date of filing. The tax returns of the Company are no longer subject to examinations by Mexican tax authorities for years prior to 2014.

        As of December 31, 2018, the Company has not recorded any unrecognized tax benefits, as it is more likely than not that all tax positions have a high probability of being upheld by the taxing authorities. The Company recognizes penalties and accrued interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized.

14. Subsequent Events

        There are no other events or transactions requiring recognition in these combined financial statements, through March 28, 2019.

        Until                    , 2020, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
TSX listing fee		*
Transfer agent's fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment

        Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's Amended and Restated Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and to provide additional procedural protections. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification for expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person's services as a director or executive officer.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation provides for such limitation of liability.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        The proposed form of Underwriting Agreement (to be filed as Exhibit 1.1 to this Registration Statement) will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        During the past three years, we have issued and sold the securities described below without registering the securities under the U.S. Securities Act.

  1.
  On January 1, 2016, we issued and sold 277,956 shares of common stock to certain of our directors and officers as a conversion of Director Stock Units net of 115,026 shares of common stock for payment of taxes on the value of issued shares for $603,880.

  2.
  On August 9, 2017, we issued and sold 185,689 shares of common stock to certain of our directors and officers for $835,600.

  3.
  On August 9, 2017, we issued and sold 4,230,956 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $19,039,302.

  4.
  On August 21, 2017, we issued and sold 67,222 shares of common stock to certain of our directors and officers for $302,499.

  5.
  On September 1, 2017, we issued and sold 2,777,778 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $12,500,001.

  6.
  On October 18, 2017, we issued and sold 53,775 shares of common stock to certain of our directors and officers for $241,988.

  7.
  On November 15, 2017, we issued and sold 2,222,222 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $9,999,999.

  8.
  On March 15, 2018, we issued and sold 23,000 shares of common stock to certain of our directors and officers for $103,500.

  9.
  On May 24, 2019, we issued and sold 4,166,667 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $25,000,002.

  10.
  From June 3, 2019 to June 19, 2019, we issued and sold an aggregate of 77,643 shares of common stock to certain of our directors and officers for $465,858.

  11.
  On July 16, 2019, we issued and sold 2,500,000 shares of common stock to one or more private equity investment funds, institutional investors and other persons for $15,000,000.

        The offers, sales and issuances of the securities described in the preceding table were exempt from registration either (i) under Section 4(a)(2) of the U.S. Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) under Regulation S promulgated under the U.S. Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, (iii) under Rule 144A under the U.S. Securities Act in that the shares were offered and sold by the initial purchasers to qualified institutional buyers or (iv) under Rule 701 promulgated under the U.S. Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation.

Item 16    Exhibits and Financial Statement Schedules.

        (a)   The list of exhibits set forth under "Exhibit Index" at the end of the is Registration Statement is incorporated by reference.

        (b)   No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

          (a)   Insofar as indemnification for liabilities arising under the U.S. Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the U.S. Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the U.S. Securities Act and will be governed by the final adjudication of such issue.

          (b)   The undersigned Registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the U.S. Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the U.S. Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2)   For the purpose of determining any liability under the U.S. Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement
2.1	*	Agreement and Plan of Merger and Amalgamation dated as of February 22, 2011 between Los Gatos Ltd. and Sunshine Silver Mining & Refining Corporation
3.1	*	Form of Amended and Restated Certificate of Incorporation, to be effective prior to or upon the closing of this offering
3.2	*	Form of Amended and Restated By-Laws, to be effective prior to or upon the closing of this offering
5.1	*	Opinion of Davis Polk & Wardwell LLP
10.1	*	Term Loan Agreement dated as of July 11, 2017 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V. as Borrowers and Dowa Metals & Mining Co., Ltd. as Lender and Sunshine Silver Mining and Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.2	*	Amendment No. 1 to Term Loan Agreement, dated as of July 11, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.3	*	Amendment No. 2 to Term Loan Agreement, dated as of November 30, 2018 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.4	*	Amendment No. 3 to Term Loan Agreement, dated as of January 9, 2019 among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender and Sunshine Silver Mining & Refining Corporation and Los Gatos Luxembourg S.a.r.l.
10.5	*	Loan Agreement as of January 23, 2018 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Sunshine Silver Mining & Refining Corporation, as Guarantor and Dowa Metals & Mining Co., Ltd., as Lender.
10.6	*	Memorandum of Understanding as of April 16, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd. and Sunshine Silver Mining & Refining Corporation
10.7	*	Working Capital Facility Agreement as of May 30, 2019 by and among Minera Plata Real S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., and Servicios San Jose de Plata, S. de R.L. de C.V., the Borrowers, Dowa Metals & Mining Co., Ltd., as Lender, and Sunshine Silver Mining & Refining Corporation, as Guarantor.
10.8	*	Unanimous Omnibus Partner Agreement effective as of January 1, 2015 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servisios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.9	*	Agreement to Make Capital Contribution dated April 10, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servisios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.

Exhibit Number		Description
10.10	*	Amendment to Partner Agreement dated June 30, 2017, among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servisios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.11	*	Amendment No. 3 to Partner Agreement dated March 30, 2018 among Minera Plata Real, S. de R.L. de C.V., Operaciones San Jose de Plata, S. de R.L. de C.V., Servisios San Jose de Plata, S. de R.L. de C.V., Los Gatos Luxembourg S.a.r.l., Sunshine Silver Mining & Refining Corporation and Dowa Metals & Mining Co., Ltd.
10.12	*	Royalty Deed dated April 12, 2001 among Sunshine Precious Metals, Inc., The United States of America and the Coeur D'Alene Tribe
10.13	*	Partial Consent Decree with Sunshine Mining and Refining Company and Sunshine Precious Metals, Inc. dated January 2, 2001.
10.14	*	Metropolitan Mines Corporation, Limited and Sterling Mining Company Lease Agreement, dated as of September 16, 2004
10.15	*	Exploration, Exploitation and Unilateral Promise to Sell Agreement dated as of May 4, 2006 between La Cuesta International, S.A. de C.V. and Minera Plata Real, S.A. de C.V.
10.16	*	Agreement dated July 15, 2019, between Ocean Partners USA. Inc. and Operaciones San Jose de Plata, S. de R.L. de C.V.
10.17	*	Cerro Los Gatos Lead Concentrate Sales Agreement dated April 14, 2019 between Operaciones San Jose de Plata, S. de R.L. de C.V. and Metagri S.A. de C.V.
10.18	*	SSMRC Long Term Incentive Plan
10.19	*	Form of Option Agreement
10.20	*	Annual Incentive Plan
10.21	*	Form of Director Option Agreement
10.22	*	Form of DiSU Award Agreement
10.23	*	Form of DSU Award Agreement
10.24	*	Non-Qualified Deferred Compensation Plan
10.25	*	Employment Agreement dated as of February 28, 2011 between Sunshine Silver Mining & Refining Corporation and Roger P. Johnson
10.26	*	Employment Agreement dated as of May 3, 2011 between Sunshine Silver Mining & Refining Corporation and Stephen Orr
10.27	*	Employment Agreement dated as of April 1, 2016 between Sunshine Silver Mining & Refining Corporation and John Kinyon
10.28	*	Form of Shareholders Agreement
10.29	*	Form of Indemnification Agreement
10.30	*	Form of Registration Rights Agreement
21.1	*	Subsidiaries of the Registrant
23.1	*	Consent of KPMG LLP
23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.3	*	Consent of Tetra Tech, Inc. (included in Exhibits 96.1 and 96.2)
24.1	*	Power of Attorney (included on signature page)
96.1	*	NI 43-101 Technical Report: Resource Update for the Los Gatos Project, Chihuahua, Mexico, dated November 27, 2019
96.2	*	Initial Assessment (Preliminary Economic Assessment NI 43-101) Technical Report on the Sunshine Silver Mine Project, dated November 21, 2019

*
To be filed by amendment.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the            day of            , 2019.

SUNSHINE SILVER MINING & REFINING CORPORATION
By:
	Name:	Stephen Orr
	Title:	Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Orr and Roger Johnson and each of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Stephen Orr	Executive Chairman and Chief Executive Officer (principal executive officer)	, 2019
Roger Johnson	Chief Financial Officer (principal financial officer and principal accounting officer)	, 2019
Jeb Burns	Director	, 2019
Karl Hanneman	Director	, 2019

Signature	Title	Date

Wayne Kirk	Director	, 2019
David Peat	Director	, 2019
Igor Levental	Director	, 2019
Ali Erfan	Director	, 2019
Janice Stairs	Director	, 2019